As filed with the Securities and Exchange Commission on September 10, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hometown Financial Group, Inc.

(Exact name of Registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	6036 (Primary Standard Industrial Classification Code Number)	Applied for (I.R.S. Employer Identification No.)

36 Main Street

Easthampton, Massachusetts 01027

(413) 779-2218

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Matthew S. Sosik

Chairman and Chief Executive Officer

Hometown Financial Group, Inc.

36 Main Street

Easthampton, Massachusetts 01027

(413) 779-2218

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Scott Brown, Esq. Marc Levy, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000	Dodd Griffith, Esq. Caroline Leonard, Esq. Gallagher, Callahan & Gartrell, P.C. 214 North Main Street Concord, New Hampshire 03301 (603) 228-1181

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED SEPTEMBER 10, 2026

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Primary Bank:

On behalf of the Board of Directors of Primary Bank, I am pleased to invite you to a Special Meeting of Shareholders (the “Special Meeting”) to consider and vote on an important proposed transaction affecting Primary Bank.

Primary Bank’s Board of Directors approved an Agreement and Plan of Merger, dated July 6, 2026 with Hometown Financial Group, MHC, Hometown Financial Group, Inc. (a Massachusetts corporation), Hometown Financial Group, Inc. (a Maryland corporation) and bankESB, (the “Merger Agreement”), pursuant to which Primary Bank will merge with and into bankESB (which was renamed TruNorth Bank) (the “Merger”), which will become a wholly-owned subsidiary of Hometown Financial Group, Inc. (a Maryland corporation) (“Newco”), a newly formed Maryland stock holding company. Newco was formed in connection with the conversion of Hometown Financial Group, MHC from the mutual to stock holding company form as part of a broader reorganization transaction, which includes a public stock offering. At the effective time of the Merger, Primary Bank will cease to exist and TruNorth Bank will continue as the surviving institution.

If the Merger is completed, each share of Primary Bank common stock issued and outstanding immediately before the effective time of the Merger (other than shares held by Primary Bank as treasury stock or shares held by Primary Bank shareholders who have properly exercised dissenters’ rights under New Hampshire law) will be converted into the right to receive, at the election of the holder, either:

1.
$33.00 in cash, without interest (the “Cash Consideration”); or
2.
3.1 shares of Newco common stock (the “Stock Consideration”).

Elections are subject to proration so that, in the aggregate, 50% of the outstanding shares of Primary Bank common stock will be exchanged for the Cash Consideration and 50% will be exchanged for the Stock Consideration. No fractional shares of Newco common stock will be issued; holders who would otherwise receive fractional shares will receive cash in lieu thereof.

Shares of Newco common stock to be issued in connection with the Merger are expected to be listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “HFG” upon completion of the Merger. There is no current public or private market for Newco common stock. We urge you to obtain current market quotations of Primary Bank common stock (OTCID trading symbol “PRMY”).

The Primary Bank Special Meeting will be held on [ ], 2026 at [ ], Eastern Time. Holders of Primary Bank common stock as of the close of business on [ ], 2026, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting to approve the Merger Agreement as described in this proxy statement/prospectus.

After careful consideration, your Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, Primary Bank and its shareholders. Accordingly, your Board of Directors unanimously recommends that you vote “FOR” the proposal to approve the Merger Agreement and “FOR” the adjournment proposal described in the accompanying proxy statement/prospectus.

Please carefully review the accompanying proxy statement/prospectus, which contains detailed information about the proposed Merger, the Special Meeting, how to vote your shares and other related matters. Please carefully read this entire proxy statement/prospectus, including the “Risk Factors” section, beginning on page 11, for a discussion of the risks relating to the proposed Merger and other related matters.

Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the Special Meeting, please complete, sign, date, and return the enclosed proxy card in the postage-paid envelope provided, or vote by telephone or over the Internet in accordance with the instructions on the enclosed proxy card.

Sincerely,

Crystal Dionne
President and Chief Executive Officer
Primary Bank

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The securities to be issued in the Merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Newco or Primary Bank, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying proxy statement/prospectus is dated [ ], 2026 and is first being mailed to holders of Primary Bank common stock on or about [ ], 2026.

Primary Bank

207 Route 101

Bedford, New Hampshire 03110

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF PRIMARY BANK

To Primary Bank Shareholders:

Primary Bank’s Board of Directors approved an Agreement and Plan of Merger, dated July 6, 2026 with Hometown Financial Group, MHC, Hometown Financial Group, Inc. (a Massachusetts corporation), Hometown Financial Group, Inc., (a Maryland corporation), and bankESB (the “Merger Agreement”), pursuant to which Primary Bank will merge with and into bankESB (which was renamed TruNorth Bank), which will become a wholly-owned subsidiary of Hometown Financial Group, Inc. (a Maryland corporation) (“Newco”), a newly formed Maryland stock holding company (the “Merger”). A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement/prospectus. Newco was formed in connection with the conversion of Hometown Financial Group, MHC from the mutual to stock holding company form as part of a broader reorganization transaction, which includes a public stock offering. At the effective time of the Merger, Primary Bank will cease to exist and TruNorth Bank will continue as the surviving institution.

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Primary Bank (the “Special Meeting”) will be held on [ ], 2026 at [ ], Eastern Time. We are pleased to notify you of and invite you to the Primary Bank special meeting, which will be held at [●].

At the Special Meeting, holders of record of Primary Bank common stock as of the close of business on the Record Date will be asked to consider and vote upon the following proposals:

1.
MERGER PROPOSAL. To approve the Agreement and Plan of Merger, dated as of July 6, 2026, by and among Hometown Financial Group, MHC, Hometown Financial Group, Inc. (a Massachusetts corporation), Newco, bankESB (which was renamed TruNorth Bank) and Primary Bank (the “Merger Agreement”), pursuant to which Primary Bank will merge with and into TruNorth Bank, with TruNorth Bank surviving as a wholly-owned subsidiary of Newco (the “Merger”), and to approve the transactions contemplated thereby, including the Merger (the “Merger Proposal”); and
2.
ADJOURNMENT PROPOSAL. To approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the Merger Proposal if there are not sufficient votes at the time of the Special Meeting to approve the Merger Proposal (the “Adjournment Proposal”).

The Board of Directors of Primary Bank has fixed [●], 2026 as the record date (the “Record Date”) for the Special Meeting. Only holders of record of Primary Bank common stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement thereof.

Under New Hampshire law, if the Merger is completed, Primary Bank shareholders of record who do not vote to approve the Merger Proposal, and otherwise comply with the applicable provisions of New Hampshire law pertaining to objecting shareholders, will be entitled to exercise dissenters’ rights and obtain payment in cash for the fair value of their shares of Primary Bank common stock by following the procedures set forth in this proxy statement/prospectus and under the applicable provisions of New Hampshire law. A copy of the section of the New Hampshire Business Corporation Act pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus.

The Board of Directors of Primary Bank has unanimously approved the Merger Agreement and unanimously recommends that Primary Bank shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Your vote is important. Even if you plan to attend the Special Meeting, Primary Bank requests that you complete, sign, date, and return the enclosed proxy card in the postage-paid envelope provided as soon as possible, or that you submit your proxy by telephone or over the Internet in accordance with the instructions on the proxy card. You may revoke your proxy at any time before it is voted at the Special Meeting.

By Order of the Board of Directors,

Crystal Dionne
President and Chief Executive Officer
Primary Bank

[●], 2026

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving this document?

A:

Primary Bank has entered into an Agreement and Plan of Merger, dated as of July 6, 2026 (the “Merger Agreement”) with Hometown Financial Group, MHC, Hometown Financial Group, Inc. (a Massachusetts corporation), Hometown Financial Group, Inc. (a Maryland corporation) (“Newco”) and bankESB (collectively referred to herein as the “Hometown Parties”). Under the Merger Agreement, Primary Bank will merge with and into bankESB (which was renamed TruNorth Bank), a wholly-owned subsidiary of Newco (the “Merger”). Newco was formed in connection with the conversion of Hometown Financial Group, MHC from the mutual to stock holding company form as part of a broader reorganization transaction, which includes a public stock offering (the “Conversion Offering”). At the effective time of the Merger, Primary Bank will cease to exist and TruNorth Bank will continue as the surviving institution. You are being asked to vote on the Merger Proposal at the special meeting of Primary Bank shareholders.

Q:	What will I receive in the Merger?

A:

Each share of Primary Bank common stock will be converted into the right to receive, at the election of the holder, either (i) $33.00 in cash (the “Cash Consideration”) or (ii) 3.1 shares of Newco common stock (the “Stock Consideration”). In connection with the conversion of Hometown Financial Group, MHC, Newco will offer shares of its common stock in a public offering to eligible depositors of TruNorth Bank and certain other eligible persons. The exchange ratio of 3.1 shares represents $31.00 in value divided by the $10.00 per share offering price in the Conversion Offering.

Q:	Can I choose whether to receive cash or stock?

A:

Yes. You may elect to receive cash, stock, or a combination. However, elections are subject to proration procedures to ensure that 50% of the outstanding shares of Primary Bank common stock will be converted into cash and 50% into stock.

Q:	How does proration work?

A:

If too many shareholders elect cash, those electing cash will receive a mix of cash and stock. If too many elect stock, those electing stock will receive a mix of stock and cash. The aggregate consideration in the Merger to be paid by Newco will be allocated between 50% cash and 50% stock.

Q:	What happens to Primary Bank stock options?

A:

Each option to purchase shares of Primary Bank common stock that is outstanding and unexercised immediately before the effective time of the Merger, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to the product of (1) the total number of shares of Primary Bank common stock subject to such option multiplied by (2) the excess, if any, of $33.00 over the per-share exercise price of such option, less applicable withholding taxes.

Q:	What are the material U.S. federal income tax consequences of the Merger?

A:

The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. Assuming the Merger qualifies as a reorganization: (1) a Primary Bank shareholder who receives solely Cash Consideration will generally recognize gain or loss equal to the difference between the cash received and the shareholder’s tax basis in the Primary Bank shares surrendered; (2) a Primary Bank shareholder who receives solely Stock Consideration will generally not recognize gain or loss; and (3) a Primary Bank shareholder who receives a combination of Cash Consideration and Stock Consideration will generally recognize gain (but not loss) in an amount not to exceed the amount of cash received. You should consult your own tax advisor. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	When and where is the Special Meeting?

A:	The special meeting of Primary Bank shareholders will be held on [ ], 2026 at [ ], Eastern Time.

Q:	What vote is required?

A:

Approval of the Merger Proposal requires the affirmative vote of a majority of all of the shares entitled to be cast at the special meeting by the holders of Primary Bank common stock as of [record date]. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the special meeting.

Q:	Do I have dissenters’ rights?

A:

Yes. Under New Hampshire law, shareholders who do not vote in favor of the Merger and who properly perfect their dissenters’ rights are entitled to receive the fair value of their shares in cash. However, the Merger is conditioned on dissenting shares not exceeding 10% of outstanding Primary Bank common stock.

Q:	What does Primary Bank’s Board recommend?

A:	The Board of Directors of Primary Bank unanimously recommends that you vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Q:	How do I vote?

A:	You may vote in person at the special meeting or submit a proxy using the internet, telephone, or mail as follows:

Using the Internet:

Go to www.investorvote.com/PRBA and follow the instructions there. Proxies submitted by internet must be received by 11:59 p.m., Eastern Daylight Savings Time, on [day before the meeting], 2026.

By Telephone:

Call 1-800-652-VOTE (8683) within the U.S.A., U.S. territories & Canada using a touch tone telephone and follow the instructions provided by the recorded message. Proxies submitted by telephone must be received by 11:59 p.m., Eastern Daylight Savings Time, on [day before the meeting], 2026.

By Mail:

If you have requested and received a paper copy of your proxy card, please complete, sign, date and return your proxy card in the envelope provided. If you submit your proxy using the internet or by telephone, you do not need to return your proxy card by mail. Proxies submitted by U.S. mail must be received by 11:59 p.m., Eastern Daylight Savings Time, on [day before the meeting], 2026.

In Person:

Attend our Special Meeting and vote by ballot. If you wish to vote in person by ballot, you will need to bring a valid government-issued photo identification such as a driver’s license or passport AND the Notice of Meeting delivered to you.

Q:	Have any stockholders already agreed to vote in favor of the Merger?

A:

Yes. Each director and certain executive officers of Primary Bank entered into a voting and lock-up agreement with Hometown Financial Group, Inc. (MA) at the time the Merger Agreement was executed. Under the terms of the voting and lock-up agreement, such directors and executive officers agreed to vote their shares of Company common stock in favor of the Merger. In addition to agreeing to vote their shares in favor of the Merger, the agreements require the directors and executive officers, with regard to any shares they receive as consideration in the Merger to: (1) hold all such shares for one year following the Merger and at least 50% of such shares for the second year following the Merger; and (2) vote such shares in favors of all proposals submitted to Newco stockholders that have been recommended by management during that two-year period. The voting and lock-up agreements also contain non-competition provisions applicable to the directors who signed such agreements for a three-year period following the Merger. As of [•], 2026, the record date for the special meeting, these individuals held an aggregate of [•] shares of Primary Bank common stock, representing [•]% of the issued and outstanding shares of Primary Bank common stock. See “The Merger – Voting and Lock-Up Agreements” beginning on page 52 for additional information regarding the voting and lock up agreement.

Q:	When is the Merger expected to be completed?

A:

The Merger is expected to be completed in the first quarter of 2027, subject to the receipt of all regulatory approvals, the completion of the Conversion Offering and the satisfaction of other closing conditions.

Q:	What regulatory approvals are needed?

A:

The Merger requires approval from the Federal Reserve Board, the Massachusetts Division of Banks, the New Hampshire Banking Department, effectiveness of the SEC registration statement of which this proxy statement/prospectus forms a part, and NASDAQ listing approval.

Q:	What happens if the Merger is not completed?

A:	If the Merger is not completed, Primary Bank shareholders will not receive any merger consideration and Primary Bank will continue to operate as an independent institution.

Q:	What is the MHC Conversion?

A:

Newco is offering shares of its common stock for sale in an initial public offering in connection with the conversion of Hometown Financial Group, MHC, the mutual holding company for TruNorth Bank, from a mutual holding company to a stock holding company (the “MHC Conversion”). There is no current public or private market for Newco common stock. Newco expects to list the Newco common stock on the Nasdaq Capital Market under the symbol “HFG” upon the completion of the MHC Conversion and stock offering.

In the MHC Conversion and stock offering, Newco must sell a minimum of 51,000,000 shares to complete the MHC Conversion and stock offering. Immediately after completion of the MHC Conversion and stock offering, Newco expects to acquire Primary Bank for approximately $160.0 million in the Merger. The completion of the MHC Conversion is not contingent on Newco’s acquisition of Primary Bank, however, the completion of the Merger is contingent upon completion of the MHC Conversion. If the Merger is terminated, Newco may determine to terminate the MHC Conversion or delay the MHC Conversion.

Q:	Are Primary Bank shareholders entitled to dissenters’ rights of appraisal?

A:

Yes. Under New Hampshire law, if the Merger is completed, Primary Bank shareholders of record who do not vote to approve the Merger Proposal, and otherwise comply with the applicable provisions of New Hampshire law pertaining to objecting shareholders, will be entitled to exercise dissenters’ rights and obtain payment in cash for the fair value of their shares of Primary Bank common stock by following the procedures set forth in this proxy statement/prospectus and under the applicable provisions of New Hampshire law. A description of these procedures is included in the section entitled “The Merger — Dissenters’ Rights.” A copy of the section of the New Hampshire Business Corporation Act pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus.

Q:	Are there any risks that I should consider in deciding whether to vote for the Merger Proposal or the Adjournment Proposal at the Special Meeting?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 11.

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the Special Meeting.

Information about the Companies (page 10)

Hometown Financial Group, Inc. (MD). Newco is a Maryland corporation organized to become the holding company for bankESB (which was renamed TruNorth Bank) upon completion of the MHC Conversion. Newco has not conducted any business and has no material assets or liabilities. Upon completion of the MHC Conversion, Newco will be a bank holding company with its common stock listed on NASDAQ. Principal executive offices are located at 36 Main Street, Easthampton, Massachusetts 01027. Additional information about Newco is included in this proxy statement/prospectus.

Hometown Financial Group, Inc. (MA). Hometown Financial Group (MA) is a Massachusetts corporation that is currently the holding company for TruNorth Bank. Hometown Financial Group (MA) is a wholly-owned subsidiary of Hometown Financial Group, MHC. Upon completion of the MHC Conversion, Hometown Financial Group (MA) will cease to exist. Principal executive offices are located at 36 Main Street, Easthampton, Massachusetts 01027. Additional information about Hometown Financial Group (MA) is included in this proxy statement/prospectus.

bankESB/TruNorth Bank. bankESB is a Massachusetts-chartered savings bank and a wholly-owned subsidiary of Hometown Financial Group, Inc. (a Massachusetts company). bankESB was renamed TruNorth Bank. when it merged with bankHometown and TruNorth Bank, the other two subsidiary banks of Hometown Financial Group, Inc. (a Massachusetts company) on August 21, 2026. Following the MHC Conversion, TruNorth Bank will be a wholly-owned subsidiary of Newco.

Hometown Financial Group, MHC. Hometown Financial Group, MHC is a Massachusetts-chartered mutual holding company. It is the mutual holding company parent of Hometown Financial Group, Inc. (a Massachusetts company), which in turn owns all of the capital stock of TruNorth Bank. In connection with the MHC Conversion, Hometown Financial Group, MHC will convert from mutual to stock form and Newco will succeed to its rights and obligations. As of June 30, 2026, Hometown Financial Group, MHC had, on a consolidated basis, total assets of $6.94 billion, net loans of $5.32 billion, deposits of $5.81 billion and total equity capital of $755.3 million.

Primary Bank. Primary Bank is a New Hampshire-chartered bank headquartered in Bedford, New Hampshire. As of June 30, 2026, Primary Bank had total assets of approximately $743.4 million, total deposits of approximately $621.5 million, and total shareholders’ equity of approximately $116.8 million. Primary Bank had [●] shares of common stock outstanding as of [record date], and 378,806 shares reserved for outstanding stock options. Primary Bank delivers a wide range of financial services for businesses and individuals in southern New Hampshire.

The Merger (page 35)

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), Primary Bank will merge with and into bankESB (which was renamed TruNorth Bank), with TruNorth Bank surviving as the resulting bank (the “Surviving Bank”). Primary Bank’s separate corporate existence will terminate upon completion of the Merger. The Merger is subject to receipt of required regulatory approvals, approval by Primary Bank’s shareholders, completion of the MHC Conversion, the effectiveness of the SEC registration statement of which this proxy statement/prospectus forms a part, NASDAQ listing approval and other customary closing conditions.

Merger Consideration (page 54)

Each share of Primary Bank common stock issued and outstanding immediately before the effective time of the Merger (other than shares held by Primary Bank as treasury stock and shares held by shareholders who have properly exercised dissenters’ rights under New Hampshire law) will be converted into the right to receive, at the election of the holder, either:

(i)
$33.00 in cash, without interest (the “Cash Consideration”); or
(ii)
3.1 shares of Newco common stock (the “Exchange Ratio”) for each share of Primary Bank common stock (the “Stock Consideration”).

The Merger is structured so that 50% of the outstanding shares of Primary Bank common stock (on an aggregate basis) will be converted into the Cash Consideration and 50% will be converted into the Stock Consideration. If holders elect more Cash Consideration or more Stock Consideration than is available, proration procedures will apply so that the overall mix achieves the 50%/50% split.

The Exchange Ratio of 3.1 shares of Newco common stock is based on an assumed Conversion Offering price of $10.00 per share of Newco common stock in the MHC Conversion. If the Conversion Offering price is adjusted from $10.00 per share, the Exchange Ratio will be adjusted proportionally so that the per share value of the Stock Consideration equals $31.00.

No fractional shares of Newco common stock will be issued in connection with the Merger. In lieu of any fractional share, each holder who would otherwise be entitled to receive a fractional share will receive cash in an amount equal to the Conversion Offering price multiplied by the fraction of a share to which such holder would otherwise be entitled.

Treatment of Stock Options (page 55)

Each option to purchase shares of Primary Bank common stock that is outstanding and unexercised immediately before the effective time of the Merger, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to the product of (1) the total number of shares of Primary Bank common stock subject to such option multiplied by (2) the excess of $33.00 over the per share exercise price of such option, less applicable withholding taxes.

The MHC Conversion (page 76)

Before the closing of the Merger, Hometown Financial Group, MHC will convert from the mutual to stock form pursuant to Massachusetts and federal law. In connection with the MHC Conversion, Newco has been organized as a Maryland corporation to succeed to all of the rights and obligations of Hometown Financial Group, MHC and Hometown Financial Group, Inc. (Massachusetts) as the current holding companies of TruNorth Bank. Newco will offer shares of its common stock on a priority basis to eligible depositors of TruNorth Bank and certain other eligible persons in connection with the MHC Conversion in a subscription offering and, to the extent shares remain available, to members of TruNorth Bank’s local community and the general public (which we may refer to collectively as the “Conversion Offering,” “stock offering” or “offering” in this proxy statement/prospectus). Newco will also contribute an amount of shares of its common stock equal to 4% of the shares sold in the Conversion Offering to a newly formed charitable foundation. Completion of the MHC Conversion and Conversion Offering is a condition to the closing of the Merger, and Newco currently intends to consummate the MHC Conversion and Conversion Offering immediately prior to the closing of the Merger. The Hometown Parties must receive the approvals of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Massachusetts Division of Banks to complete the MHC Conversion and Conversion Offering.

Regulatory Approvals (page 51)

Completion of the Merger requires the receipt of required approvals or non-objections from the following regulatory authorities:

•
The Federal Reserve Board;
•
The Massachusetts Division of Banks;
•
The New Hampshire Banking Department;
•
The Securities and Exchange Commission (the “SEC”) with respect to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part; and
•
NASDAQ with respect to the listing of Newco common stock.

There can be no assurance that the required regulatory approvals will be obtained, or that such approvals will be obtained on a timely basis or without the imposition of conditions.

Conditions to Completion of the Merger (page 61)

Completion of the Merger is subject to the satisfaction or waiver of the following conditions, among others:

•
Receipt of all required regulatory approvals and non-objections and the expiration of all applicable waiting periods;
•
Approval of the Merger by the holders of a majority of the outstanding shares of Primary Bank common stock entitled to vote at the special meeting;
•
Completion of the MHC Conversion and the Conversion Offering;
•
The shares of Newco common stock being authorized for listing on NASDAQ;
•
Receipt of all required third-party notices, consents and waivers;
•
Effectiveness of the SEC Registration Statement of which this proxy statement/prospectus forms a part and no stop order suspending the effectiveness of such registration statement having been issued;
•
The absence of any law, statute, rule, regulation, order, injunction or decree prohibiting completion of the Merger;
•
The representations and warranties of each party are accurate in all material respects (subject to applicable materiality and material adverse effect qualifiers);
•
Each party has performed and complied in all material respects with its obligations and covenants under the Merger Agreement;
•
Receipt of tax opinions from counsel to each party to the effect that the Merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);
•
No regulatory approval containing a materially burdensome condition; and
•
The number of dissenting shares of Primary Bank common stock does not exceed 10% of the issued and outstanding shares of Primary Bank common stock entitled to vote at the special meeting.

No Solicitation (page 59)

The Merger Agreement provides that Primary Bank will not, and will cause its subsidiaries and representatives not to, directly or indirectly: (1) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal (as defined herein), (2) engage or participate in any negotiations with any person concerning any Acquisition Proposal, or (3) provide any confidential or non-public information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal.

Notwithstanding the foregoing, if Primary Bank receives an unsolicited Acquisition Proposal that the Primary Bank Board of Directors determines in good faith (after receiving the advice of its financial advisors and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal (as defined herein) and failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law. Primary Bank may, subject to complying with certain notice and other requirements set forth in the Merger Agreement, engage in discussions or negotiations with, and furnish nonpublic information to, the person making such proposal.

Termination (page 62)

The Merger Agreement may be terminated at any time prior to the effective time of the Merger under certain circumstances, including:

•
By mutual written consent of the Hometown Parties and Primary Bank;
•
By either party, if any governmental authority has denied any required regulatory approval by a final, non-appealable order or action;

•
By either party, if the Merger has not been completed by July 6, 2027;
•
By either party, if the other party has materially breached any of its representations, warranties, covenants, or agreements and such breach (if curable) has not been cured within 45 days after written notice;
•
By the Hometown Parties, if the Primary Bank Board of Directors has changed, withheld, withdrawn, or modified its recommendation that Primary Bank shareholders vote to approve the Merger or have breached its obligations related to the special meeting or the non-solicitation prohibitions (a “Recommendation Change”); or
•
By either party, if Primary Bank shareholders fail to approve the Merger at the special meeting.

Termination Fee (page 62)

Primary Bank has agreed to pay Newco a termination fee of $6.25 million in cash if the Merger Agreement is terminated under specified circumstances, including: if an Acquisition Proposal has been made known to Primary Bank and (A) (x) thereafter the Merger Agreement is terminated by either the Hometown Parties or Primary Bank if the Merger Agreement has not been terminated by July 6, 2027, without receipt of the required vote by the Primary Bank shareholders, or (y) thereafter the Merger Agreement is terminated by the Hometown Parties as a result of a willful breach of the Merger Agreement by Primary Bank, or (z) the Merger Agreement is terminated by either the Hometown Parties or Primary Bank after Primary Bank failed to obtain the required vote of its shareholders and (B) before the date that is twelve months after the date of such termination, Primary Bank enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal. Primary Bank will pay such termination fee, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction.

Board Recommendation (page 31)

The Board of Directors of Primary Bank has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of Primary Bank and its shareholders. The Primary Bank Board of Directors unanimously recommends that Primary Bank shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Interests of Primary Bank Directors and Executive Officers (page 50)

In considering the recommendation of the Primary Bank Board of Directors with respect to the Merger, Primary Bank’s shareholders should be aware that certain Primary Bank’s directors and officers have interests in the Merger that may be different from, or in addition to, the interests of Primary Bank shareholders generally. The Primary Bank Board of Directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in recommending approval of the Merger. These interests include, among others the following:

•
Each of Crystal Dionne and Thomas Conaton previously entered into employment agreements with Primary Bank that included certain change in control provisions pursuant to which Ms. Dionne and Mr. Conaton will be entitled to receive a change in control payment of approximately $1,166,100 and $290,000, respectively, upon closing of the Merger.
•
As of the effective time of the Merger, each option granted by Primary Bank to purchase shares of Primary Bank common stock under the Primary Bank 2015 Stock Incentive Plan and the Primary Bank 2020 Stock Incentive Plan that is outstanding and unexercised immediately before the effective time of the Merger, whether vested or unvested, will be cancelled and automatically converted into the right to receive a cash payment equal to (1) the number of shares of Primary Bank common stock subject to such Primary Bank stock option multiplied by (2) the excess, if any, of $33.00 over the per-share exercise price of such option, less applicable withholding taxes.
•
It is anticipated that at least one (and up to two) members of the current Primary Bank Board of Directors will be appointed to serve on the board of directors of Newco and/or TruNorth Bank following the effective time of the Merger.
•
Primary Bank’s directors and officers are entitled to continued indemnification and directors’ and officers’ liability insurance under the Merger Agreement.

Primary Bank’s Board of Directors was aware of these interests, including the material terms thereof, and considered them, among other matters, in making its recommendation that Primary Bank’s shareholders vote to approve the Primary Bank merger proposal. For more information, see “The Merger — Background of the Merger” beginning on page 35 and “The Merger — Primary Bank’s Reasons for the Merger; Recommendation of the Primary Bank Board of Directors” beginning on page 38. These interests, among others, are described in more detail, and certain of them are quantified, in the section entitled “The Merger — Interests of Primary Bank Directors and Executive Officers in the Merger” beginning on page 50.

Material U.S. Federal Income Tax Consequences of the Merger (page 64)

The Merger has been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the Merger that each of Hometown Parties and Primary Bank receives a legal opinion to the effect that the Merger will so qualify.

If the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes:

•
a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Primary Bank common stock receiving solely Stock Consideration (or receiving Stock Consideration and cash solely in lieu of a fractional share) in exchange for such Primary Bank common stock generally will not recognize any gain or loss upon receiving Stock Consideration, except with respect to the cash received in lieu of a fractional share of Stock Consideration;
•
a U.S. holder of Primary Bank common stock receiving solely Cash Consideration in exchange for such Primary Bank common stock generally will recognize gain or loss in an amount equal to the difference between the amount of Cash Consideration received and the U.S. holder’s aggregate tax basis in the shares of Primary Bank common stock surrendered; and
•
a U.S. holder of Primary Bank common stock receiving a combination of Stock Consideration and Cash Consideration in exchange for such Primary Bank common stock generally will (1) not recognize any loss upon surrendering its Primary Bank common stock and (2) recognize gain upon surrendering its Primary Bank common stock equal to the excess, if any, of (a) the sum of the amount of Cash Consideration received plus the fair market value (determined as of the effective time) of the Stock Consideration received over (b) such U.S. holder’s aggregate tax basis in the shares of Primary Bank common stock surrendered, but only to the extent of the amount of Cash Consideration received.

U.S. holders of Primary Bank common stock receiving cash in lieu of fractional shares of Stock Consideration will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Stock Consideration.

You should be aware that the tax consequences to you of the Merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the Merger. For a more complete discussion of the material U.S. federal income tax consequences of the Merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 64.

Dissenters’ Rights (page 53)

Under New Hampshire law, holders of Primary Bank common stock who do not vote to approve the Merger and who properly exercise dissenters’ rights will be entitled to receive the fair value of their shares in cash instead of the Merger Consideration. However, it is a condition to the obligation of Newco to complete the Merger that the aggregate number of dissenting shares of Primary Bank common stock not exceed 10% of the issued and outstanding shares of Primary Bank common stock entitled to vote at the special meeting. If dissenters’ rights are exercised by holders of more than 10% of such shares, Newco will have the right to terminate the Merger Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, and effects of the proposed Merger, MHC Conversion and the Conversion Offering; the anticipated benefits of the Merger, including anticipated cost savings, revenue enhancements, and other synergies; the integration of Primary Bank with TruNorth Bank; future financial and operating performance of the combined company; the competitive environment and business strategies of the combined company; and general market, economic, and regulatory conditions.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “could,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “projects,” or the negative thereof or variations thereon or similar terminology. These statements are based on current plans, estimates, assumptions, and expectations, which involve inherent risks and uncertainties. Actual results could differ materially from those projected in these forward-looking statements due to a number of factors, including:

•
The risk that the proposed Merger may not be completed on the expected timeline or at all, including as a result of the failure to obtain required regulatory approvals or the approval of Primary Bank’s shareholders;
•
The risk that the conditions to the closing of the Merger may not be satisfied, including the condition relating to completion of the MHC Conversion and the Conversion Offering;
•
The risk that the anticipated benefits, cost savings, revenue enhancements, and other synergies from the Merger may not be fully realized or may take longer to realize than expected;
•
The risk that the integration of Primary Bank’s operations, systems, personnel, and customers with those of TruNorth Bank may be more difficult, costly, or time-consuming than anticipated;
•
Disruption from the Merger, the MHC Conversion and the Conversion Offering making it more difficult to maintain relationships with customers, employees, or suppliers;
•
Diversion of management’s attention from ongoing business operations and opportunities;
•
Changes in interest rates, economic conditions, monetary policy, tariffs, trade restrictions or the competitive environment that could adversely affect the business of the combined company;
•
Changes in laws, regulations, or accounting principles applicable to banks and bank holding companies, including changes in capital requirements;
•
The impact of any litigation or legal proceedings related to the Merger or the MHC Conversion;
•
Fluctuations in the market price of Newco common stock following the Conversion Offering; and
•
Other risks and uncertainties described in this proxy statement/prospectus, including those set forth in the section entitled “Risk Factors.”

None of the Hometown Parties or Primary Bank undertakes any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

Hometown Financial Group, Inc. (MD)

Newco is a Maryland corporation organized to become the holding company for bankESB (which was renamed TruNorth Bank) upon completion of the MHC Conversion. Newco has not conducted any business and has no material assets or liabilities. Upon completion of the MHC Conversion and Merger, Newco will be a bank holding company and its common stock will be listed on NASDAQ. Principal executive offices are located at 36 Main Street, Easthampton, Massachusetts 01027. Additional information about Newco is included in this proxy statement/prospectus.

Hometown Financial Group, Inc. (MA)

Hometown Financial Group (MA) is a Massachusetts corporation that is currently the holding company for TruNorth Bank. Hometown Financial Group (MA) is a wholly-owned subsidiary of Hometown Financial Group, MHC. Upon completion of the MHC Conversion and Merger, Hometown Financial Group (MA) will cease to exist and Newco will succeed to its rights and obligations. Principal executive offices are located at 36 Main Street, Easthampton, Massachusetts 01027. Additional information about Hometown Financial Group (MA) is included in this proxy statement/prospectus.

TruNorth Bank

bankESB is a Massachusetts-chartered savings bank and a wholly-owned subsidiary of Hometown Financial Group, Inc. (a Massachusetts company). bankESB was renamed TruNorth Bank when it merged with bankHometown and TruNorth Bank, the other two subsidiary banks of Hometown Financial Group, Inc. (a Massachusetts company) on August 21, 2026. Following the MHC Conversion, TruNorth Bank will be a wholly-owned subsidiary of Newco.

Hometown Financial Group, MHC

Hometown Financial Group, MHC is a Massachusetts-chartered mutual holding company. It is the mutual holding company parent of Hometown Financial Group, Inc. (a Massachusetts company), which in turn owns all of the capital stock of TruNorth Bank. In connection with the MHC Conversion, Hometown MHC will cease to exist and Newco will succeed to its rights and obligations. As of June 30, 2026, Hometown MHC had, on a consolidated basis, total assets of $6.94 billion, net loans of $5.32 billion, deposits of $5.81 billion and total equity capital of $755.3 million.

Primary Bank

Primary Bank is a New Hampshire-chartered bank headquartered in Bedford, New Hampshire. As of June 30, 2026, Primary Bank had total assets of approximately $743.4 million, total deposits of approximately $621.5 million, and total shareholders’ equity of approximately $116.8 million. Primary Bank had [●] shares of common stock outstanding as of [record date], and 378,806 shares reserved for outstanding stock options. Primary Bank delivers a wide range of financial services for businesses and individuals in southern New Hampshire.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before deciding how to vote on the proposals described herein. The risks described below are not the only risks associated with the Merger, the MHC Conversion, the Conversion Offering and ownership of Newco common stock. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect the business, financial condition, and results of operations of the combined company.

Risk Factors Summary

Risks related to the Merger include:

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The Merger may not be completed on the expected timeline or at all. Regulatory approvals may not be received, may be delayed, or may impose burdensome conditions. Exercise of dissenters’ rights by more than 10% of Primary Bank shareholders could prevent the closing of the Merger, and failure to complete the MHC Conversion would prevent the Merger from closing. Failure to complete the Merger could negatively affect Primary Bank.
•
Primary Bank shareholders cannot be certain of what the value of the stock consideration they will receive will be after the Merger. Proration of the cash and stock consideration may result in a different mix of consideration than elected.
•
Primary Bank’s directors and executive officers have interests that may differ from those of shareholders.
•
Certain of Primary Bank’s stockholders have executed voting and lock-up agreements that requires each such stockholder to vote in favor of the approval and adoption of the Merger Agreement.
•
The Merger Agreement restricts Primary Bank’s business activities pending the Merger.
•
The combined company may not realize the anticipated benefits of the Merger.
•
The tax consequences of the Merger may differ from those anticipated. If the Merger fails to qualify as a reorganization, shareholders receiving stock consideration would recognize taxable gain.

Risks related to Newco's business include:

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Its one- to four-family residential mortgage loans, commercial real estate loans, commercial business loans and construction loans involve credit risks that could adversely affect its financial condition and results of operations.
•
The geographic concentration of its loan portfolio makes it vulnerable to a downturn in the local economy.
•
If its allowance for credit losses is not sufficient to cover actual credit losses, its earnings could decrease.
•
Its mortgage banking operations are subject to risks associated with the secondary mortgage market.
•
Prevailing high market interest rates can negatively impact its profits and asset values.
•
Changes in the estimated fair value of debt securities may reduce its stockholders’ equity.
•
Inflation can have an adverse impact on its business and customers.
•
A worsening of economic conditions in its market area could reduce demand for our products and services and result in increases in non-performing loans, which could adversely affect its operations, financial condition and earnings.
•
Its inability to generate core deposits may cause it to rely more heavily on wholesale funding strategies for funding and liquidity needs, which could have an adverse effect on its profitability.
•
Its funding sources may be insufficient to replace deposits at maturity and support its future growth.
•
Municipal deposits are an important source of funds for it and a reduced level of such deposits may hurt its profits.
•
Its business strategy includes growth, and its financial condition and results of operations could be negatively affected if it fails to grow or fails to manage its growth effectively. Growing its operations could also cause its expenses to increase faster than its revenues.
•
Imposition of limits on commercial and multi-family real estate lending activities by bank regulators could curtail its growth and adversely affect its earnings.
•
Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect its operations and/or increase its costs of operations. Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions, and changes in the monetary policies and regulations of the Federal Reserve Board could adversely affect its business, financial condition and results of operations.
•
Newco is an emerging growth company, which allows it to elect to comply with certain reduced disclosure requirements, which could make its common stock less attractive to investors.
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As a holding company, Newco may depend on TruNorth Bank for dividends and other payments.
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TruNorth Bank expects to lose the benefits of excess deposit insurance provided by the Depositors Insurance Fund, which could cause it to lose deposits and increase its cost of funds, leading to a reduction in net income.
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Strong competition within its market area may limit its growth and profitability.
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It faces significant operational risks because of its reliance on technology. Its information technology systems may be subject to failure, interruption or security breaches.
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It outsources critical operations to third-party service providers. Systems failures, interruptions and cybersecurity breaches could have a material adverse effect on it.
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Its reliance on and integration of artificial intelligence technologies expose it to various risks, including operational, data, regulatory, and reputational risks, which could materially affect its business and financial results.
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It may be subject to risks and losses resulting from fraudulent activities that could adversely impact its financial performance and results of operations.
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It is subject to litigation risk, and any pending or potential litigation may have an adverse effect on its business, financial condition and results of operations.
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It operates as a community bank and its ability to maintain its reputation, which is critical to the success of its business, may materially adversely affect its performance.
•
Changes in management’s estimates and assumptions may have a material impact on its consolidated financial statements and its financial condition or operating results.
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Changes in accounting standards could affect reported earnings.
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The capital it raises in the Conversion Offering may negatively impact its return on equity until it can deploy the proceeds, which could negatively affect the trading price of its shares of common stock.
•
Stock-based benefit plans that it implements in the future will increase its expenses, which will reduce its net income, and the future implementation of stock-based benefit plans is likely to dilute existing stockholders' ownership interest in Newco.
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It may adopt a stock-based benefit plan more than one year after the MHC Conversion and Conversion Offering, which plan would be permitted to exceed regulatory restrictions on the size of stock-based benefit plans adopted within one year, which would increase both its expenses and dilution to stockholders.
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Various factors may make takeover attempts more difficult to achieve.
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Its articles of incorporation limit the forum for certain stockholder litigation to state and federal courts in Maryland, which could limit its stockholders’ ability to obtain a favorable judicial forum.

Risks Relating to the Merger

The Merger may not be completed on the expected timeline or at all.

The completion of the Merger is subject to various conditions, including the receipt of required regulatory approvals, the approval of Primary Bank’s shareholders and the completion of the MHC Conversion and the Conversion Offering. There can be no assurance that the Merger will be completed on the timeline currently anticipated, or at all. Regulatory agencies may impose conditions, limitations, or requirements that delay the completion of the Merger or reduce the anticipated benefits of the Merger. Any delay in completing the Merger could cause the combined company not to realize some or all of the benefits that the parties expect to achieve if the Merger is successfully completed within its expected timeframe. If the Merger is not completed, the parties will have incurred substantial expenses and diverted significant management attention and resources without realizing the expected benefits.

Failure to complete the Merger could negatively affect Primary Bank.

If the Merger is not completed for any reason, Primary Bank may be subject to a number of material risks, including the following: (1) Primary Bank may be required to pay the $6.25 million termination fee to Newco under certain circumstances; (2)

the market price of Primary Bank common stock may decline to the extent that the current price reflects a market assumption that the Merger will be completed; (3) Primary Bank’s business may have been harmed by the diversion of the attention of its management and employees from day-to-day operations to complete the Merger; and (4) Primary Bank may have difficulty retaining key personnel.

Primary Bank shareholders cannot be certain of what the value of the stock consideration they will receive will be after the Merger.

There is currently no established trading market for Newco common stock, and there can be no assurance that an active trading market will develop or be maintained following completion of the Merger and the Conversion Offering, or that the market price of Newco common stock will not decline below the Conversion Offering price following the Merger.

Proration may result in a different mix of consideration than elected.

Because the Merger is structured so that 50% of Primary Bank shares (in the aggregate) will be converted into the Cash Consideration and 50% will be converted into the Stock Consideration, if shareholders elect more Cash Consideration or more Stock Consideration than is available, proration procedures will apply. As a result, you may receive a different mix of the Cash Consideration and the Stock Consideration than you elect, and you may have a different tax outcome than you anticipated based on your election. You should not make financial or tax plans assuming that your election will be fully honored.

Primary Bank’s directors and executive officers have interests that may differ from those of shareholders.

Certain of Primary Bank’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Primary Bank shareholders generally. These interests include employment agreements with members of Primary Bank management, anticipated board positions with Newco, and continued indemnification and directors’ and officers’ liability insurance coverage. These interests may have influenced Primary Bank’s directors and officers in making their recommendation that shareholders vote to approve the Merger. You should consider these interests in evaluating the recommendation of the Primary Bank Board of Directors.

Certain of Primary Bank’s stockholders have executed voting and lock-up agreements that requires each such stockholder to vote in favor of the approval and adoption of the Merger Agreement.

The directors and executive officers of Primary Bank each entered into a voting and lock-up agreement with Hometown at the time the Merger Agreement was initially executed. Under the terms of the voting and lock-up agreement, such directors and executive officers have agreed to vote their shares of Company common stock in favor of the Merger. In addition to agreeing to vote their shares in favor of the Merger, the agreements require the directors and executive officers, with regard to any shares they receive as consideration in the Merger to: (1) hold all such shares for one year following the Merger and at least 50% of such shares for the second year following the Merger; and (2) vote such shares in favors of all proposals submitted to Newco stockholders that have been recommended by management. Pursuant to the voting agreements, each such stockholder has agreed, among other things, to vote his or her shares of the Company common stock in favor of the approval and adoption of the Merger Agreement, and against any action or agreement that would prevent, impede, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and against any alternative acquisition proposal. See the section entitled “The Merger — Voting and Lock-Up Agreements.”

The Merger Agreement restricts Primary Bank’s business activities pending the Merger.

Under the Merger Agreement, Primary Bank has agreed to certain restrictions on its operations pending completion of the Merger. Subject to certain exceptions, Primary Bank is required to conduct its operations in the ordinary course of business consistent with past practice and is prohibited from taking certain actions without the consent of Newco, including paying dividends (above specified amounts), making significant acquisitions, hiring key personnel outside the ordinary course, making material changes to its employee benefit plans, or engaging in certain transactions above specified thresholds. These restrictions may prevent Primary Bank from pursuing business opportunities or responding to competitive developments or adverse changes in market conditions that arise before the Merger is completed, which could have a material adverse effect on Primary Bank’s business, financial condition, and results of operations.

Regulatory approvals may not be received, may be delayed, or may impose burdensome conditions.

Before the Merger may be completed, various approvals or non-objections must be obtained from state and federal banking regulators, including the Federal Reserve Board, the Massachusetts Division of Banks, and the New Hampshire Banking Department. These governmental authorities may impose conditions, limitations, or requirements as a condition of approving the Merger, or may require changes to the terms of the Merger or to the post-Merger operations of the combined company. Any required divestitures, changes in business practices, or other conditions could reduce the anticipated benefits of the Merger. There can be no assurance that the required regulatory approvals will be obtained on a timely basis or at all, or that they will not impose conditions or requirements that would have a material adverse effect on the combined company.

The combined company may not realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies that currently operate as independent banking institutions. The anticipated benefits of the Merger are based on projections and assumptions about the future operations of the combined company, including anticipated cost savings, revenue enhancements, and operational synergies. These projections and assumptions may prove to be inaccurate, and the actual results of the Merger may differ materially from those anticipated. The integration of Primary Bank with TruNorth Bank may be more difficult, costly, or time-consuming than anticipated, and unexpected costs or difficulties may arise in connection with the integration. Failure to realize the anticipated benefits of the Merger could have a material adverse effect on the financial condition and results of operations of the combined company.

Risks Relating to the MHC Conversion

The MHC Conversion is a condition to the Merger; failure to complete the Conversion will prevent the Merger from closing.

Completion of the MHC Conversion and the Conversion Offering is a condition to the obligation of both the Hometown Parties and Primary Bank to consummate the Merger. If the MHC Conversion cannot be completed — including because the Conversion Offering does not raise sufficient proceeds or the required regulatory approvals for the MHC Conversion are not obtained — then the Merger will not be consummated even if all other conditions to the Merger have been satisfied. In such event, Primary Bank shareholders will not receive the Merger Consideration.

The number of shares in the Conversion Offering may change.

The Conversion Offering price will be determined based on an independent appraisal of the pro forma market value of Newco conducted by a qualified independent appraisal firm in accordance with the requirements of the Federal Reserve Board and the Massachusetts Division of Banks. The final offering price and the number of shares of Newco common stock to be sold in the Conversion Offering may differ from the estimated share count described in this proxy statement/prospectus. Changes in market conditions, interest rates, or the financial condition of TruNorth Bank between the time of the initial appraisal and the completion of the Conversion Offering may result in a revised appraisal that changes the number of shares offered.

Risks Relating to Tax Consequences

The tax consequences of the Merger may differ from those anticipated.

The tax consequences of the Merger to a particular Primary Bank shareholder will depend on that shareholder’s specific situation, including the mix of the Cash Consideration and the Stock Consideration received (after giving effect to the application of the proration procedures), the shareholder’s tax basis in Primary Bank common stock, the shareholder’s holding period, and other factors. The tax opinions to be delivered as a condition to the Merger will not address the tax consequences to any particular shareholder. You are urged to consult your own tax advisor to determine the specific tax consequences of the Merger to you in light of your individual circumstances.

If the Merger fails to qualify as a reorganization, shareholders receiving stock consideration would recognize taxable gain.

The Merger is intended to qualify as a reorganization under Section 368(a) of the Code. If the Merger fails to so qualify — for example, because one or more of the conditions to that qualification are not satisfied, or because the Internal Revenue Service (the “IRS”) or a court subsequently determines that the Merger does not satisfy the requirements of Section 368(a) — Primary Bank shareholders who receive the Stock Consideration (or a combination of the Cash Consideration and the Stock Consideration) would generally be required to recognize gain or loss on the full amount of Merger Consideration received, measured by reference to the fair market value of the stock consideration received plus any cash received, in excess of the shareholder’s adjusted tax basis in the Primary Bank common stock surrendered. The tax opinions delivered as a condition to the

Merger will be based on certain representations and assumptions, and the conclusions expressed therein will not be binding on the IRS or any court.

Risks Related to Dissenters’ Rights

Exercise of dissenters’ rights by more than 10% of Primary Bank shareholders could prevent the closing of the Merger.

It is a condition to Newco’s obligation to complete the Merger that the aggregate number of dissenting shares of Primary Bank common stock not exceed 10% of the issued and outstanding shares entitled to vote at the special meeting. Under New Hampshire law, holders of Primary Bank common stock who do not vote in favor of the Merger and who comply with all applicable procedural requirements may be entitled to receive the fair value of their shares in cash. If holders of more than 10% of Primary Bank common stock properly exercise dissenters’ rights, Newco will have the right to elect not to proceed with and to terminate the Merger Agreement. In such case, Primary Bank shareholders would not receive the Merger Consideration.

Even if the Merger is completed notwithstanding the exercise of dissenters’ rights by shareholders, the cost of paying the fair value of dissenting shares may exceed the Merger Consideration that would otherwise have been payable to dissenting shareholders, which could reduce the resources available to fund the operations and integration of the combined company.

Risks Related to the Business of Newco and TruNorth Bank

For the purposes of this discussion, the terms “we,” “us,” and “our,” refer to Newco and/or TruNorth Bank, as the context requires, references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering.

Risks Related to Our Lending Activities

Our historical emphasis on one- to four-family residential mortgage loans exposes us to lending risks.

At June 30, 2026, one- to four-family residential mortgage loans totaled $2.04 billion, or 37.3% of total loans. One- to four-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. Additionally, declines in regional real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Our commercial real estate loans involve credit risks that could adversely affect our financial condition and results of operations.

At June 30, 2026, commercial real estate loans totaled $1.87 billion, or 34.3% of total loans. Given their larger balances and the complexity of the underlying collateral, commercial real estate loans generally have more risk than the one- to four-family residential real estate loans we originate. Commercial real estate loans also typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. These loans also expose us to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. In addition, if we foreclose on commercial real estate loans, our holding period for the collateral may be longer than for a single-family residential property if there are fewer potential purchasers of the collateral. Furthermore, if loans that are collateralized by commercial real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan. Because the repayment of commercial real estate loans depends on the successful management and operation of the borrower’s properties or related businesses, their repayment can be affected by adverse conditions in the local real estate market or economy. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower’s business, thereby increasing the risk of non-performing loans. As our commercial real estate loan portfolio and the average size of individual commercial real estate loans increase, the corresponding risks and potential for losses from these loans may also increase.

Our non-owner occupied commercial real estate loans may expose us to increased credit risk.

At June 30, 2026, $1.34 billion, or 24.5% of our total loan portfolio and 69.8% of our commercial loan portfolio, consisted of loans secured by non-owner occupied commercial real estate loans. At June 30, 2026, $19.6 million, or 1.5% of these loans were past due. Loans secured by non-owner occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depends primarily on the tenant’s continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner occupied properties may be below that of owner occupied properties due to lax property maintenance standards that negatively impact the value of the collateral properties.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

A majority of our loans are made to borrowers and secured by collateral within our primary market area. As a result, we face greater risk of loan defaults and losses if there is economic downturn in our primary market area, as adverse economic conditions may have a negative effect on the ability of our borrowers to make timely repayments on their loans. Although our primary market area consists of diverse businesses and there is no single employer group concentration that impacts a significant number of our customers, a significant rise in unemployment and/or personal or business bankruptcies and a significant decline in real estate values could have a material adverse effect on our primary market area, including its commercial real estate market. Furthermore, a return of recessionary conditions and/or negative developments in the domestic and international credit markets caused by inflation, tariff wars, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control may significantly affect the markets in which we do business, the value of our loans, investments, and collateral securing our loans, and our ongoing operations, costs and profitability. Any of these negative events may result in higher-than-expected loan delinquencies, increase our levels of non-performing and classified assets, and reduce demand for our products and services, which may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Our commercial business loans involve credit risks that could adversely affect our financial condition and results of operations.

At June 30, 2026, commercial business loans totaled $393.0 million, or 7.2% of total loans. We intend to increase our originations of commercial loans. Unlike residential real estate loans, which generally are made on the basis of the borrower’s ability to make repayment from their employment or other income and are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made based on the borrower’s ability to make repayment from the cash flows of the borrower’s business, and any collateral securing these loans may be difficult to appraise, may fluctuate in value, and may depreciate over time. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Commercial business loans also typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, our commercial business loans may be secured by collateral other than real estate, such as inventory and accounts receivable, the value of which may be more difficult to appraise, control or collect and may be more susceptible to fluctuation in value at the time of default. As our commercial business loan portfolio increases, the corresponding risks and potential for losses from these loans may also increase.

If our allowance for credit losses is not sufficient to cover actual credit losses, our earnings could decrease.

We maintain an allowance for credit losses, which is established through a provision for credit losses that represents management’s best estimate of the current expected losses within the loan portfolio. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions or the results of our analyses are incorrect, our allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance for credit losses would materially decrease our profitability.

Our bank regulators and independent auditors also periodically review our allowance for credit losses and, as a result of such reviews, we may be required to increase our provision for credit losses or recognize further loan charge-offs. Any increase in our allowance for credit losses or loan charge-offs as a result of such review or otherwise may have a material adverse effect on our financial condition and results of operations.

Our mortgage banking operations are subject to risks associated with the secondary mortgage market.

We generate non-interest income from gains on the sale of single-family mortgage loans. During the year ended June 30, 2026, TruNorth Mortgage originated $458.1 million of one- to four-family residential mortgage loans, $151.6 million of which were sold in the secondary market, generating non-interest income of $1.8 million. At June 30, 2026, TruNorth Mortgage was servicing $525.0 million of one- to four-family residential real estate loans that had been sold to third parties. Such loan servicing fees totaled $887,000 for the year ended June 30, 2026.

Our single-family mortgage loans are sold pursuant to programs offered by established agency, government, and other investor channels, including Fannie Mae, Freddie Mac and the Federal Home Loan Bank. These entities account for a substantial portion of the secondary market in residential mortgage loans. Any changes in these programs, our eligibility to participate in such programs, the criteria for loans to be accepted or laws that significantly affect the activity of such entities could, in turn, adversely affect our mortgage banking operations and non-interest income.

Secondary mortgage markets are subject to fluctuations in interest rates, investor demand for residential mortgage loans and increased investor yield requirements for these loans. These conditions may change in the future. Secondary market illiquidity may cause us to hold residential mortgages that were intended for sale for prolonged periods or to reduce our origination volumes, which could have an adverse effect on our financial condition and results of operations. Subject to market conditions, we have historically sold, with servicing rights retained, a significant majority of the long-term, fixed-rate one- to four-family residential mortgage loans that we originate, while retaining shorter-term fixed-rate and all adjustable-rate one- to four-family residential real estate loans in our portfolio, to manage interest rate risk and to generate non-interest income. More recently, however, we have retained a portion of the longer-term fixed-rate loans for balance sheet diversification purposes.

Additionally, secondary market sales agreements contain representations and warranties related to, among other things, the origination and characteristics of the mortgage loans. We may be required to repurchase mortgage loans that we have sold in cases of borrower default or breaches of these representations and warranties. If we are required to repurchase mortgage loans or provide indemnification or other recourse, this could increase our costs and thereby affect our future earnings.

Our construction loans involve credit risks that could adversely affect our financial condition and results of operations.

At June 30, 2026, we had $245.3 million in construction loans, or 4.5% of our total loan portfolio, $174.3 million, or 71.0%, of which consisted of commercial construction loans. Construction lending involves additional risks when compared with permanent finance lending because funds are advanced upon the security of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, the possibility of delays and cost overruns as well as the market value of the completed project and the effects of governmental regulation of real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. When projects move slower than anticipated, the properties may have significantly lower values than when the original underwriting was completed, resulting in lower collateral values to support the loan. Extended time frames may also cause the interest carrying cost for projects to be higher than the builder projected, negatively impacting the builder’s profit and cash flows and, therefore, their ability to make principal and interest payments. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. As our construction loan portfolio increases, the corresponding risks and potential for losses from these loans may also increase, which could adversely affect our business, financial condition and results of operations.

Risks Related to Market Interest Rates

Prevailing high market interest rates can negatively impact our profits and asset values.

Net income is the amount by which net interest income and non-interest income exceed non-interest expense and the provision for credit losses. Net interest income makes up a majority of our income and is based on the difference between the interest income we earn on interest-earning assets, such as loans and securities, and the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

Like many financial institutions, our interest-bearing liabilities generally have shorter contractual maturities than our interest-earning assets. Furthermore, the rates we earn on our other interest-earning assets and the rates we pay on our interest-bearing liabilities are generally fixed for a contractual period of time. This imbalance can create significant earnings volatility because market interest rates change over time. Generally, in a period of rising interest rates, the interest income we earn on our interest-earning assets may not increase as rapidly as the interest we pay on deposits and other interest-bearing liabilities. Conversely, in a period of declining interest rates, the interest income we earn on our interest-earning assets may decrease more rapidly than the interest we pay on our interest-bearing liabilities, as borrowers prepay mortgage loans and as mortgage-backed securities and callable investment securities are called, requiring us to reinvest those cash flows at lower, prevailing interest rates. An inverted interest rate yield curve, where short-term interest rates (which are usually the rates at which financial institutions borrow funds) are higher than long-term interest rates (which are usually the rates at which financial institutions lend funds for fixed-rate loans) can negatively impact a financial institution’s net interest margin and create financial risk for financial institutions that originate primarily longer-term, fixed-rate mortgage loans.

An increase in market interest rates may reduce demand for our loan products, which would hinder our loan originations and, accordingly, our growth efforts and profitability. During periods of reduced loan demand, our results of operations may also be adversely affected by the decline in mortgage loan origination activity. Our mortgage banking division generates revenues from gains on the sale of mortgage loans and mortgage servicing rights. We also earn interest on loans held for sale while awaiting delivery to our investors.

Any substantial, unexpected or prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. While we pursue an asset/liability strategy designed to mitigate our risk from changes in interest rates, changes in interest rates can still have a material adverse effect on our financial condition and results of operations. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hometown Financial Group, MHC – Management of Market Risk.”

Changes in the estimated fair value of debt securities may reduce stockholders’ equity.

At June 30, 2026, we maintained a debt securities portfolio of $733.7 million, all of which was classified as available-for-sale. The estimated fair value of the available-for-sale debt securities portfolio may change depending on changes in interest rates, the credit quality of the underlying issuer, market liquidity and other factors. Stockholders’ equity increases or decreases by the amount of the change in the unrealized gain or loss (the difference between the estimated fair value and the amortized cost) of the available-for-sale debt securities portfolio, net of the related tax expense or benefit, under the category of accumulated other comprehensive income (loss). At June 30, 2026, we reported $9.8 million in accumulated other comprehensive loss on the available-for-sale investment securities portfolio. A decline in the estimated fair value of this portfolio will result in a decline in stockholders’ equity, as well as book value per common share. The decrease will occur even though the securities are not sold.

Risks Related to Economic Conditions

Inflation can have an adverse impact on our business and on our customers.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. Recently, there has been a rise in inflation. The Federal Reserve Board may raise certain benchmark interest rates in an effort to combat inflation. As inflation increases and market interest rates rise, the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their ability to repay their loans with us.

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

Local and regional economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans. A deterioration in economic conditions, especially local conditions, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could more negatively affect us compared to a financial institution that operates with more geographic diversity:

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demand for our products and services may decline;
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loan delinquencies, problem assets and foreclosures may increase;
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our allowance for credit losses may increase;
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our funding costs and non-interest expenses may increase;
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the value of our securities portfolio may decrease;
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collateral for loans, especially real estate, may decline in value, reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans; and
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the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, trade wars, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Risks Related to Our Liquidity and Funding

Our inability to generate core deposits may cause us to rely more heavily on wholesale funding strategies for funding and liquidity needs, which could have an adverse effect on our profitability.

Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also receive funds from loan repayments, investment maturities, loan sales and income on other interest-earning assets. The considerable competition for deposits in our market area has made, and may continue to make, it difficult for us to obtain reasonably priced deposits. Moreover, deposit balances can decrease if customers perceive alternative investments as providing a better return. If we are not able to increase our lower-cost transactional deposits at a level necessary to fund our asset growth or deposit outflows, we may be forced to seek other sources of funds, including higher-rate certificates of deposit, Federal Home Loan Bank advances, brokered deposits and lines of credit, which may be more expensive and have an adverse effect on our net interest margin and profitability.

Our funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth, repayments and maturities of loans and investments and loan sales. As we continue to grow, we may depend more on these other sources, which may include Federal Home Loan Bank borrowings and brokered deposits. Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates. If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Municipal deposits are an important source of funds for us and a reduced level of such deposits may hurt our profits.

Municipal deposits are an important source of funds for our lending and investment activities. As of June 30, 2026, we had $772.3 million in municipal deposits from 220 different municipalities and governmental entities, representing 13.3% of total deposits. If we are unable to retain such funds, it could have an adverse effect on our liquidity. In addition, our municipal deposits are primarily demand deposit accounts or short-term deposits and therefore are more sensitive to changes in interest rates. If we are forced to pay higher rates on our municipal deposits to retain those funds, or if we are unable to retain those funds and we are forced to turn to other sources for our lending and investment activities, our interest expense may be higher than the rates we are paying on our municipal deposits, which could adversely affect our net income.

Risks Related to Our Growth Strategies

Our business strategy includes an emphasis on organic growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our organic growth effectively. Growing our operations organically could also cause our expenses to increase faster than our revenues.

Although mergers and acquisitions have historically been a part of our growth strategy, we expect to focus more heavily on organically growing our assets and deposits, and the scale of our operations, following the recent consolidation of our subsidiary bank brands into a single, unified brand. Achieving such organic growth will require us to gain a greater share of existing customers’ overall banking business and attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available, or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence and that require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in modernizing existing facilities, opening new branches or deploying new services.

Acquisition transactions involve execution, financial and other risks.

We have historically and may continue to pursue acquisition opportunities that complement our business plan and strategies should they arise. Among the risks of acquisitions are failure to effectively integrate the operations of an acquired institution with our own, and failure to effectively manage the operations of the larger combined company so as to realize the expected benefits, financial and otherwise, of a transaction. From a financial perspective, an acquisition could involve significant cash expenditures and/or a material increase in the number of our outstanding shares of common stock, which could materially dilute stockholder value by diluting stockholders’ equity per share and earnings per share. In addition, a portion of the purchase price of an acquisition may likely be allocated to goodwill and other identifiable intangible assets. Under current accounting rules, if goodwill or other identifiable intangible assets become impaired, we would be required to incur a non-cash impairment charge that could have a material adverse effect on our earnings, stockholders’ equity, and stock price. Pursuit of acquisitions may also disrupt our business by diverting management time and resources away from our daily business operations.

Risks Related to Laws and Regulations

Imposition of limits on commercial and multi-family real estate lending activities by bank regulators could curtail our growth and adversely affect our earnings.

In 2006, the Office of the Comptroller of the Currency, the FDIC and the Federal Reserve Board (collectively, the “agencies”) issued guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” (the “CRE Guidance”). Although the CRE Guidance does not establish specific lending limits, it provides that a bank’s commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution’s total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by approximately 50% during the preceding 36 months. In 2015, the agencies released a new statement on prudent risk management for commercial real estate lending (the “2015 Statement”), which reiterated its intent to continue “to pay special attention” to commercial real estate lending activities and concentrations going forward.

At June 30, 2026, we did not have an excess concentration in commercial real estate loans under the CRE Guidance, and do not expect our acquisition of Primary Bank to cause any such excess concentration. If the Federal Reserve Board, our primary federal regulator, were to impose restrictions on the amount of commercial real estate loans we can hold in our portfolio or, due to our commercial real estate concentrations, employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, our earnings would be adversely affected.

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

Hometown Financial and TruNorth Bank are subject to extensive regulation, supervision and examination by the Federal Reserve Board, the FDIC and the Massachusetts Division of Banks. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors of TruNorth Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the adequacy of the level of our allowance for credit losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, executive order, regulations, legislation or supervisory action, may have a material impact on our operations.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are suspected, financial institutions are obligated to file suspicious activity reports with U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on pursuing acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations. Furthermore, these rules and regulations continue to evolve and expand.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Additionally, Congress and the presidential administration control fiscal policy through decisions on taxation and expenditures and executive orders. Depending on industries and markets involved, changes to tax law and increased or reduced public expenditures could affect us directly or the business operations of our customers.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

Hometown Financial qualifies as an “emerging growth company” under the federal securities laws. For as long as we continue to qualify as an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements that are not available to public companies that do not qualify as emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors audit our internal control over financial reporting. In addition, as an emerging growth company, we have elected to take advantage of the extended transition periods for adopting new or revised financial accounting standards until the date they are required to be adopted by private companies (however, if any new or revised financial accounting standards would not apply to private companies, we would not be able to delay their adoption). Accordingly, our financial statements may not be comparable to those of public companies that adopt new or revised financial accounting standards as of an earlier date. Investors may find our common stock less attractive since we have chosen to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

We are a holding company and will depend on TruNorth Bank for dividends, distributions, and other payments.

Hometown Financial is a legal entity separate and distinct from TruNorth Bank. The revenues and cash flows of Hometown Financial (on a non-consolidated basis) will be derived primarily from the proceeds it retains from the stock offering and dividends paid to it by TruNorth Bank. The right of Hometown Financial, and consequently the right of our stockholders, to participate in any distribution of the assets or earnings of TruNorth Bank, through the payment of such dividends or otherwise, is generally subject to the prior claims of creditors of TruNorth Bank, including its depositors, and to regulatory restrictions. See “Newco’s Policy Regarding Dividends” and “Supervision and Regulation — Massachusetts Banking Laws and Supervision Applicable to TruNorth Bank — Dividends” for more information.

We expect to lose the benefits of excess deposit insurance provided by the Depositors Insurance Fund beginning in late 2026, which could cause us to lose deposits and increase our cost of funds leading to a reduction in net income.

At June 30, 2026, our aggregate amount of federally uninsured deposits (deposits in excess of the FDIC limit of $250,000 per insured account) was $1.85 billion and our aggregate amount of federally uninsured certificates of deposit (deposits in excess of the FDIC limit of $250,000 per insured account) was $630.0 million. At June 30, 2026, however, there were no deposits that were uninsured due to exceeding the FDIC insurance limit because TruNorth Bank’s deposits were insured in full beyond federal deposit insurance coverage limits by the Depositors Insurance Fund, a private excess deposit insurer created under Massachusetts law. We believe offering full deposit insurance has provided us a competitive advantage for individual, corporate and municipal depositors having deposit balances in excess of federal insurance limits. However, the Depositors Insurance Fund requires member institutions that pose greater than normal loss exposure risk to the Depositors Insurance Fund because of the amount of deposits they hold in excess of federal insurance limits to take costly risk-mitigating measures or withdraw from the Depositors Insurance Fund, subject to the Massachusetts Banking Commissioner’s approval.

We expect that TruNorth Bank’s deposits in excess of federal insurance limits will be deemed to have exceeded an internal threshold set by the Depositors Insurance Fund in late 2026, in which case we anticipate that TruNorth Bank will be required to exit the Depositors Insurance Fund, subject to the approval of the Massachusetts Banking Commissioner. Beginning on the effective date of such exit, any new deposit accounts established at TruNorth Bank with deposit amounts in excess of the FDIC insurance limits will not be insured by the Depositors Insurance Fund. For one year following the exit date, the Depositors Insurance Fund generally will continue to insure all deposit accounts with amounts above FDIC insurance limits that existed at TruNorth Bank as of the exit date, subject to reductions in coverage as withdrawals are made. Additionally, each term deposit that existed as of the notice date will continue to be insured by the Depositors Insurance Fund to the extent applicable until maturity. One year after the exit date, Depositors Insurance Fund coverage would cease, and depositors with balances in excess of federal deposit insurance limits would be required to seek alternative arrangements through TruNorth Bank or move their accounts to another institution to secure excess deposit insurance coverage. This may result in a loss of certain large deposit accounts or higher funding costs and, accordingly, reduced net income as we shift excess deposits into reciprocal deposit programs. For more information, see “Supervision and Regulation — Massachusetts Banking Laws and Supervision Applicable to TruNorth Bank — Excess Deposit Insurance Fund.”

Risks Related to Competitive Matters

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, financial technology or “fintech companies,” and unregulated or less regulated non-banking entities. Price competition for loans and deposits sometimes requires us to charge lower interest rates on our loans and pay higher interest rates on our deposits, which may reduce our net interest income. Many of these competitors are substantially larger than we are and have substantially greater resources, more accessible branch locations and higher lending limits than we have and offer certain products and services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates and/or more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete for business and qualified employees in our market areas. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets.

Risks Related to Operational Matters

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. We use various technology systems to manage our customer relationships, general ledger, investments, deposits, and loans. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations. We have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, including privacy breaches and cyber-attacks. Although we take protective measures and believe that we have not experienced any of the data breaches described above, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

If there is a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

We outsource critical operations to third-party service providers. Systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

We outsource a majority of our data processing requirements to third-party providers. Accordingly, our operations are exposed to the risk that these vendors will not perform according to our contractual agreements with them, or we also could be adversely affected if such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel, and our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may have to expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities. To our knowledge, the services and programs provided to us by third parties have not experienced any material security breaches. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

Our reliance on and integration of artificial intelligence (“AI”) technologies expose us to various risks, including operational, data, regulatory, and reputational risks, which could materially affect our business and financial results.

Many participants in the finance industry, including us and our vendors, have begun incorporating AI software and AI applications into business activities to increase productivity. While AI presents opportunities and efficiencies, reliance on AI also creates new risks and challenges. AI systems process sensitive customer data. Security breaches or unauthorized access to these systems could result in data theft, loss of intellectual property, and significant penalties against us, damaging customer trust. Misuse of AI, biased outcomes, or privacy violations can harm our brand, erode customer confidence, and attract negative public attention, potentially affecting demand for our services and resulting in legal or regulatory consequences. Additionally, errors, biases, or generating false information in the use of AI for credit scoring, fraud detection, customer service, and investment decisions could lead to flawed decisions, financial losses, compliance failures, or degraded customer experiences, impacting profitability and client retention.

The regulatory landscape for AI is rapidly evolving. New laws could impose costly compliance burdens, restrict AI use, or introduce liabilities, particularly concerning algorithmic bias and fair lending practices (e.g., “digital redlining”), potentially increasing operational costs and limiting service offerings.

If we cannot effectively manage these challenges, including adapting to rapid technological change, attracting and retaining experienced personnel, and ensuring responsible AI governance, our reputation, competitive position, regulatory status, and financial performance could be significantly harmed.

We may be subject to risks and losses resulting from fraudulent activities that could adversely impact our financial performance and results of operations.

We are susceptible to fraudulent activity against us, our clients or our vendors, which may result in financial losses or increased costs to us or our clients or our vendors, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, checking transactions, and debit cards that we have issued to our customers and through our online banking portals. We maintain a system of internal controls and insurance coverage to mitigate against such risks, including data processing system failures and errors, and customer fraud. If our internal controls fail to prevent or detect any such occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to litigation risk, and any pending or potential litigation may have an adverse effect on our business, financial condition and results of operations.

Although we are not a party to any material pending or potential legal proceedings, pending or potential legal proceedings, including class action lawsuits, can pose significant financial and other risks to our organization. Prosecuting or defending against a lawsuit or other legal proceeding is often costly. Legal issues, such as lawsuits, unenforceable contracts, and adverse judgments, can potentially disrupt our operations, potentially materially reduce our earnings, capital and liquidity, and otherwise materially and adversely affect our business, financial condition, results of operations, and reputation. See “Business of TruNorth Bank – Legal Proceedings.”

We operate as a community bank and our ability to maintain our reputation, which is critical to the success of our business, may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity incidents, errors in the use of artificial intelligence and questionable or fraudulent activities of our customers. In addition, third parties with whom we have relationships may take actions over which we have limited control that could negatively impact perceptions about us or the financial services industry. The proliferation of social media may increase the likelihood that negative information about us, whether or not accurate, could impact our reputation and business. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, any or all of which could adversely affect our business and operating results.

Risks Related to Our Wealth Management Activities

Our wealth management activities are subject to risks associated with the industry.

We offer investment and wealth management services through a division branded as “Hometown Wealth Management,” which had approximately $192.9 million of assets under management as of June 30, 2026. Investment services income totaled $830,000 and $711,000 for the years ended June 30, 2026 and 2025, respectively. Hometown Wealth Management’s operations involve risks not associated with traditional retail and commercial banking products. For example, fluctuations in the stock market may adversely affect transaction fees, client activity and client investment portfolio gains and losses. Significant fluctuations in securities prices may materially affect the value of assets under management and may influence financial advisor and investor decisions regarding whether to invest in, or maintain an investment in, one or more of our wealth management solutions. Significant changes in investing patterns or large-scale withdrawal of investment funds could have an adverse effect on our business. In addition, new or modified regulations may adversely affect our wealth management services.

Competition for wealth management clients is strong because there are numerous well-established and successful investment management and wealth advisory firms, many of which have greater resources than we have. Our ability to successfully attract and retain wealth management clients is dependent upon our ability to compete with competitors’ investment products, level of investment performance, client services, and marketing and distribution capabilities. A decline in the division’s fees and commissions or trading losses suffered in the investment portfolio could adversely affect our income.

Risks Related to Accounting Matters

Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing this prospectus, including Hometown Financial Group, MHC’s consolidated financial statements, as well as the periodic reports Hometown Financial will be required to file with the SEC, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management’s best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Significant accounting estimates and assumptions by management are involved in establishing our allowance for credit losses, the determination of goodwill impairment and estimating taxable income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hometown Financial Group, MHC – Critical Accounting Policies and Use of Critical Accounting Estimates” for further information.

Changes in accounting standards could affect reported earnings.

The regulatory bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the SEC and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Risks Related to the Stock Offering

The capital we raise in the stock offering may negatively impact our return on equity until we can fully implement our business plan, which could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. Our return on equity may be relatively low until we are able to implement our business plan and leverage the additional capital we receive from the stock offering. Although we anticipate increasing net interest income using proceeds of the stock offering, our return on equity will be reduced by the capital raised in the stock offering, higher expenses from the costs of being a public company, and added expenses associated with the employee stock ownership plan (the

“ESOP”) and the stock-based benefit plan we intend to adopt. Until we can implement our business plan and increase our net interest income through investment of the proceeds of the stock offering, our return on equity may remain relatively low compared to our peer group, which may reduce the value of our shares.

Our stock-based benefit plans will increase our expenses, which will reduce our net income.

The ESOP that we are establishing intends to purchase 8% of the shares of common stock sold in the stock offering and contributed to the charitable foundation. The estimated cost of acquiring these shares is between $42.4 million at the minimum of the offering range and $66.0 million at the adjusted maximum of the offering range, assuming it is able to purchase all such shares in the stock offering. We will record an annual ESOP expense equal to the fair value of shares of common stock committed to be released to participating employees. If our common stock appreciates in value over time, this compensation expense will increase.

In addition, we intend to implement a stock-based benefit plan after the conversion and stock offering, subject to shareholder approval, which would increase our annual compensation and benefit expenses related to stock options and stock awards granted to participants under the stock-based benefit plan. The amount of these stock-related compensation and benefit expenses would depend on the number of options and stock awards granted, the fair value of the options and of our stock on the date of grant, the vesting period, and other factors that we cannot predict at this time. If we implement a stock-based benefit plan within one year following the completion of the conversion and stock offering, the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under the plan would be limited to 4% and 10%, respectively, of the shares of common stock sold in the stock offering and contributed to the charitable foundation. If we adopt a stock-based benefit plan more than 12 months after the completion of the conversion and stock offering, the plan could allow for greater amounts of restricted stock awards and stock options and, therefore, we could award restricted shares of common stock or grant options in excess of these amounts, which would further increase costs.

The estimated expense in the first year following the conversion and stock offering for shares purchased in the stock offering (or in the after-market, if the stock offering is oversubscribed by the eligible account holders) by the ESOP and for a stock-based benefit plan implemented within one year after the conversion and stock offering, is approximately $10.9 million ($9.1 million after tax based on an effective combined federal and state tax rate of 25%) at the minimum of the offering range as set forth in the pro forma financial information under “Conversion Offering Pro Forma Data,” assuming the $10.00 per share offering price as fair market value. Actual expense may be higher if the price of our common stock at the time the shares are allocated or awarded is greater than $10.00 per share. For further discussion of our proposed stock-based plans, see “Newco Management – Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

The implementation of a stock-based benefit plan is likely to dilute your ownership interest.

We intend to adopt one or more new stock-based benefit plans following the conversion and stock offering. These plans may be funded either through open market purchases of our common stock or from the issuance of authorized but unissued shares of common stock. Our ability to repurchase shares of our common stock to fund these plans will be subject to many factors, including applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of our stock, our capital levels, alternative uses for our capital and our financial performance. If we fund the new stock-based benefit plan with authorized but unissued shares of common stock, stockholders would experience an 8.05% dilution in ownership interest at the minimum of the offering range and an 8.39% dilution in ownership interest at the adjusted maximum of the offering range, assuming stock options are granted in an amount equal to 10% of the shares sold in the stock offering and contributed to the charitable foundation, and all such stock options are exercised, and a 3.38% dilution in ownership interest at the minimum of the offering range and a 3.53% dilution in ownership interest at the adjusted maximum of the offering range, assuming restricted common stock is granted in an amount equal to 4% of the shares sold in the stock offering and contributed to the charitable foundation. Such dilution would also reduce earnings per share. If we adopt the plan more than 12 months following the conversion, a new stock-based benefit plan would not be subject to these size limitations and stockholders could experience even greater dilution.

Although the implementation of a new stock-based benefit plan would be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined when we will adopt one or more stock-based benefit plans following the conversion and stock offering. A stock-based benefit plan adopted more than one year following the completion of the conversion and stock offering may exceed regulatory restrictions on the size of stock-based benefit plans adopted within one year, which would increase both our expenses and dilution to stockholders.

If we adopt a stock-based benefit plan more than one year following the completion of the conversion and stock offering, then grants of shares of common stock or stock options under our proposed stock-based benefit plan may exceed 4% and 10%, respectively, of the shares of common stock sold in the stock offering and contributed to the charitable foundation. A stock-based benefit plan that provides for awards in excess of these amounts would increase our costs beyond the amounts estimated in “– Our stock-based benefit plans will increase our expenses, which will reduce our net income.” A stock-based benefit plan that provides for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “– The implementation of a stock-based benefit plan is likely to dilute your ownership interest.” Although the implementation of a stock-based benefit plan would be subject to stockholder approval, the timing of implementation will be at the discretion of our board of directors.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of Hometown Financial’s articles of incorporation and bylaws and of federal and state banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of Hometown Financial without the approval of its board of directors. Massachusetts and federal regulations applicable to the conversion and stock offering provide that for a period of three years following completion of the conversion and stock offering, no person may offer to acquire or acquire beneficial ownership of more than 10% of our outstanding common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board and receive its non-objection before acquiring control of a bank holding company. There also are provisions in Hometown Financial’s articles of incorporation and bylaws that we may use to delay or block a takeover attempt, including a provision that generally prohibits any person from voting more than 10% of our outstanding shares of common stock and our ability to issue shares of preferred stock. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors and other factors may make it more difficult for companies or persons to acquire control of Hometown Financial without the consent of our board of directors, and may increase the cost of an acquisition. Taken as a whole, these statutory or regulatory provisions and provisions in our articles of incorporation and bylaws could make us less attractive to a potential acquirer and therefore could adversely affect the market price of our common stock. For additional information, see “Restrictions on Acquisition of Hometown Financial Group, Inc.” and “Newco Management – Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

Our articles of incorporation provide that, subject to limited exception, state and federal courts in Maryland are the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees.

Hometown Financial’s articles of incorporation provide that, unless Hometown Financial consents in writing to the selection of an alternative forum, the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of Hometown Financial; (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Hometown Financial to Hometown Financial or its stockholders; (3) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law; or (4) any action asserting a claim governed by the internal affairs doctrine, will be conducted in a state or federal court located within Maryland, in all cases subject to the court having personal jurisdiction over the parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Hometown Financial and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both. In addition, if a court were to find this exclusive forum provision to be inapplicable or unenforceable in a particular action, we may incur additional costs associated with resolving the action in another jurisdiction, which could have a material adverse effect on our financial condition and results of operations.

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GIVING EFFECT TO THE STOCK OFFERING AND THE PROPOSED MERGER

The following pro forma unaudited condensed consolidated statements of financial condition and the statement of income of Newco give effect to the proposed MHC Conversion and Conversion Offering and the proposed Merger, based on the assumptions set forth below. The pro forma unaudited condensed consolidated financial statements give effect to the Conversion Offering and the proposed Merger using the purchase method of accounting as required by accounting principles generally accepted in the United States of America.

The pro forma adjustments in the tables assume the sale of 60,000,000 shares in the Conversion Offering, which is the midpoint of the offering range, the issuance of 2,400,000 shares to the new charitable foundation and 7,566,012 shares to Primary Bank shareholders in the Merger, and that Primary Bank shareholders will receive $80.5 million in cash for their shares of Primary Bank.

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AT JUNE 30, 2026

	Hometown Financial	Offering Adjustments(1)	Repayment of Senior Notes Payable(2)		Hometown Financial Pro Forma as Converted	Primary Bank Historical	Merger Adjustments(3)		Hometown Financial Group Pro Forma
	(Dollars in thousands)
Assets
Cash and due from banks	$370,279	$513,954	$(134,441)		$749,792	$80,134	$(93,898)	(4)	$736,028
Debt securities available for sale	$733,700	$—	$—		$733,700	$—	$—		$733,700
Debt securities held to maturity	$—	$—	$—		$—	$8,835	$(1,575)	(5)	$7,260
Loans receivable, net	$5,320,643	$—	$—		$5,320,643	$664,774	$345	(6)	$5,985,762
Foreclosed assets	$5,546	$—	$—		$5,546	$3,401	$—		$8,947
Goodwill	$95,733	$—	$—		$95,733	$—	$33,948	(7)	$129,681
Core deposit intangible	$44,605	$—	$—		$44,605	$—	$15,211	(8)	$59,816
Other assets	$41,222	$6,000	$—		$47,222	$525	$(3,558)	(9)	$44,189
Total assets	$6,944,819	$519,954	$(134,441)		$7,330,332	$769,549	$(49,527)		$8,050,355

Liabilities
Deposits	$5,811,061	$—	$—		$5,811,061	$644,239	$(246)		$6,455,054
Federal Home Loan Bank advances	$157,406	$—	$—		$157,406	$—	$—		$157,406
Senior Note Payable	$134,441	$—	$(134,441)	(4)	$—	$—	$—		$—

Total stockholders’ equity	$755,313	$519,954	$—		$1,275,267	$121,423	$(49,280)		$1,347,410
Total liabilities and stockholders’ equity	$6,944,819	$519,954	$(134,441)		$7,330,332	$769,549	$(49,527)		$8,050,355

(1)
Reflects the completion of the Conversion Offering of Newco, assuming gross proceeds of $600.0 million, offering expenses of $11.2 million, the establishment of an employee stock ownership plan (the “ESOP”) and stock award plan by Newco that will acquire 8.0% and 4.0% of total shares sold in the stock offering and issued to the charitable foundation, respectively, at an assumed price at $10 per share. The foundation will be issued shares equal to 4% of the shares sold in the conversion offering.
(2)
Reflects the impact of repayment of senior notes that were issued by Hometown Financial (MA) effective upon maturity as of March 15, 2027. Balance is as of June 30, 2026, net of unamortized financing costs.
(3)
Reflects the purchase accounting and acquisition adjustments related to the acquisition of Primary Bank at a price of $31.00 per share for the stock merger consideration and $33.00 per share for the cash merger consideration.
(4)
Includes the cash consideration paid to shareholders of Primary Bank, non-tax-deductible transaction expenses and tax-deductible transaction expenses as follows:

Cash merger consideration	$80,541
Cashout of Primary Bank stock options	$4,872
Hometown Financial merger costs expensed (after tax)	$3,517
Primary Bank merger costs included in goodwill (after tax)	$4,968
Total adjustment to cash	$93,898

(5)
Reflects the fair value adjustments on held-to-maturity investments.
(6)
Reflects the reversal of the June 30, 2026 allowance for credit losses of Primary Bank and a fair value adjustment applied to the acquired loans. The fair value adjustment includes a credit component and a yield component. The credit component includes the estimated credit losses embedded in the acquired loans as of June 30, 2026. The yield component reflects the differences between market and portfolio yields as of June 30, 2026. The fair value adjustment will be accreted into income over the lives of the related loans.

Reversal of Primary Bank allowance for credit losses	$6,622
Fair value of adjustment – yield component	$3,374
Fair value of adjustment – credit component	$(9,651)
Pro forma adjustment	$345

(7)
Based on the transaction characteristics, Newco will record $33.9 million of goodwill upon completion of the acquisition.
(8)
Core deposit intangible is an identifiable asset representing the economic value of the acquired Primary Bank core deposit base, calculated as the present value benefit of funding operations with the acquired core deposit base versus using an alternative wholesale funding source. The core deposit intangible asset is amortized into expense over the estimated life of the core deposit base.
(9)
Deferred tax entry consists for fair value adjustments at a 25% tax rate.

PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Twelve Months Ended June 30, 2026

	Hometown Financial Group Historical	Offering Adjustments(1)		Repayment of Senior Note Payable(3)	Hometown Financial Pro Forma as Converted	Primary Bank Historical	Merger Adjustments(4)		Hometown Financial Group Pro Forma Consolidated
	(Dollars in thousands)
Interest and dividend income	$349,255	$—		$—	$349,255	$42,019	$(360)	(5)	$390,914
Interest expense	$(119,676)	$—		$11,764	$(107,912)	$(12,865)	$(246)	(6)	$(121,023)
Net interest income	$229,579	$—		$11,764	$241,343	$29,154	$(606)		$269,891
Provision for credit losses	$(39,716)	$—		$—	$(39,716)	$(1,510)	$—		$(41,226)
Net interest income after provision for credit losses	$189,863	$—		$11,764	$201,627	$27,644	$(606)		$228,665
Noninterest income	$32,030	$—		$—	$32,030	$2,630	$—		$34,660
Noninterest expense	$(164,408)	$(1,997)	(2)	$—	$(166,405)	$(12,995)	$(2,766)	(7)	$(182,166)
Income before income taxes	$57,485	$(1,997)		$11,764	$67,252	$17,279	$(3,371)		$81,159
Income tax expense	$(14,060)	$499		$(2,941)	$(16,502)	$(4,659)	$843	(8)	$(20,318)
Net income	$43,425	$(1,498)		$8,823	$50,750	$12,620	$(2,528)		$60,841

Basic shares outstanding	—				57,807,360				65,173,692
Diluted shares outstanding	—				57,807,360				65,173,692

Basic EPS					$0.88				$0.93
Diluted EPS					$0.88				$0.93

(1)
Reflects the completion of the Conversion Offering of Newco, assuming gross proceeds of $600.0 million, offering expenses of $11.2 million, the establishment of an employee stock ownership plan (the “ESOP”) and stock award plan by Newco that will acquire 8.0% and 4.0% of total shares sold in the stock offering and issued to the charitable foundation, respectively, at an assumed price at $10 per share. The foundation will be issued shares equal to 4% of the shares sold in the conversion offering.
(2)
Reflects an ESOP loan with a balance of $49.9 million and an amortization period of 25 years on a straight-line basis. ESOP loan is assumed to be funded internally, so no interest expense is recorded on the consolidated income statement for Newco. ESOP expense thus reflects only the amortization of principal for the period shown.
(3)
Reflects the impact of repayment of senior notes effective upon maturity as of March 15, 2027.
(4)
Reflects the purchase accounting and acquisition adjustments related to the acquisition of Primary Bank for a price of $31.00 per share for the stock portion of the Merger Consideration and $33.00 per share for the cash portion of the Merger Consideration.
(5)
Adjustment to interest income is the accretion of the fair value adjustment on the Primary Bank’s loans and investments resulting from acquisition accounting and lost reinvestment income on cash outlays.
(6)
Adjustment to interest expense is the amortization of the fair value adjustment on deposits.
(7)
Adjustment to non-interest expense is the amortization of the core deposit intangible over 10 years using the sum of the years digits amortization method.
(8)
Adjustment to record the application of a marginal tax rate of 25.0%.

THE PRIMARY BANK SPECIAL MEETING

Primary Bank is furnishing this proxy statement/prospectus to holders of Primary Bank common stock in connection with the solicitation of proxies by the Board of Directors of Primary Bank for use at the special meeting of Primary Bank shareholders described in this proxy statement/prospectus.

Date, Time and Place

The special meeting will be held on [●], 2026, at [●] [a.m./p.m.], Eastern time, at [●].

Matters to Be Considered

At the Special Meeting, Primary Bank shareholders will be asked to consider and vote on the following matters:

(1)
The Merger Proposal — to approve the Agreement and Plan of Merger, dated as of July 6, 2026, and the transactions contemplated thereby; and
(2)
The Adjournment Proposal — to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.

Recommendation of the Primary Bank Board of Directors

The Board of Directors of Primary Bank unanimously recommends that Primary Bank shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

In reaching its decision to approve the Merger Agreement and recommend that Primary Bank shareholders vote in favor of the Merger Proposal, the Board of Directors of Primary Bank considered numerous factors described in this proxy statement/prospectus, including the opinion of Brean Capital, LLC as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Primary Bank common stock. For more information, see the section entitled “The Merger — Primary Bank’s Reasons for the Merger; Recommendation of the Primary Bank Board of Directors.”

Record Date; Shares Entitled to Vote

Only holders of record of Primary Bank common stock at the close of business on [●], 2026 (the “Record Date”) are entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. As of the Record Date, there were [●] shares of Primary Bank common stock outstanding and entitled to vote at the Special Meeting.

Quorum

The presence at the Special Meeting, in person or by proxy, of holders of shares entitled to cast a majority of all the votes entitled to be cast at the Special Meeting constitutes a quorum for the transaction of business. Shares that are voted, as well as abstentions, will be counted as present to establish a quorum.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Primary Bank special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for determining a quorum at the Primary Bank Special Meeting. If your bank, broker, trustee or other nominee holds your shares of Primary Bank common stock in “street name,” such entity will vote your shares of voting Primary Bank common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus.

Vote Required

Approval of the Merger Proposal requires the affirmative vote of a majority of all of the shares entitled to be cast at the Special Meeting by the holders of Primary Bank common stock as of [record date]. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the special meeting.

Abstentions, if any, will have the same effect as a vote “AGAINST” the Merger Proposal. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal.

Voting of Proxies

You may vote in person at the special meeting or submit a proxy using the internet, telephone, or mail as follows:

Using the Internet:

Go to www.investorvote.com/PRBA and follow the instructions there. Proxies submitted by internet must be received by 11:59 p.m., Eastern Daylight Savings Time, on [day before the meeting], 2026.

By Telephone:

Call 1-800-652-VOTE (8683) within the U.S.A., U.S. territories & Canada using a touch tone telephone and follow the instructions provided by the recorded message. Proxies submitted by telephone must be received by 11:59 p.m., Eastern Daylight Savings Time, on [day before the meeting], 2026.

By Mail:

If you have requested and received a paper copy of your proxy card, please complete, sign, date and return your proxy card in the envelope provided. If you submit your proxy using the internet or by telephone, you do not need to return your proxy card by mail. Proxies submitted by U.S. mail must be received by 11:59 p.m., Eastern Daylight Savings Time, on [day before the meeting], 2026.

In Person:

Attend our Special Meeting and vote by ballot. If you wish to vote in person by ballot, you will need to bring a valid government-issued photo identification such as a driver’s license or passport AND the Notice of Meeting delivered to you. Shares held in “street name” through a broker, bank, or other nominee may be voted only by following the instructions provided by the nominee, and only if the broker, bank, or other nominee receives proper instructions from the beneficial owner of the shares.

If you submit a valid proxy but do not specify how you want to vote your shares, your shares will be voted “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Revocability of Proxies

A proxy may be revoked at any time before the vote is taken at the Special Meeting. To revoke a proxy, a shareholder may:

(i)
File a written notice of revocation with the Corporate Secretary of Primary Bank at or before the Special Meeting;
(ii)
Deliver to Primary Bank a duly executed proxy bearing a later date; or
(iii)
Attend the Special Meeting and vote in person (attendance alone will not revoke a proxy).

Solicitation of Proxies

Primary Bank will bear the costs of the solicitation of proxies from its shareholders. In addition to solicitation by mail, proxies may be solicited personally, by telephone, by facsimile, by e-mail, or by other electronic means and by directors, officers, and employees of Primary Bank, none of whom will receive additional compensation for such solicitation. Primary Bank may also request that brokerage firms, banks, nominees, custodians, and fiduciaries forward soliciting materials to the beneficial owners of shares held of record and will reimburse those persons for their reasonable expenses in forwarding the soliciting materials.

Shares Held by Primary Bank Directors and Executive Officers

As of the Record Date, directors and executive officers of Primary Bank and their affiliates beneficially owned approximately [●] shares of Primary Bank common stock, representing approximately [●]% of the outstanding shares of Primary Bank common stock entitled to vote at the Special Meeting.

The directors and executive officers of Primary Bank have indicated their intention to vote all shares of Primary Bank common stock beneficially owned by them “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Assistance

If you need assistance in completing your proxy card, have questions regarding Primary Bank’s Special Meeting or would like additional copies of this proxy statement/prospectus, please contact Primary Bank, 207 Route 101, Bedford, New Hampshire 03110, telephone (603) 310-7200.

PRIMARY BANK PROPOSALS

Proposal 1: The Merger Proposal

Primary Bank is asking its shareholders to approve the Agreement and Plan of Merger, dated as of July 6, 2026, by and among Primary Bank and Hometown Financial Group, MHC, Hometown Financial Group, Inc. (a Massachusetts corporation), Hometown Financial Group, Inc. (a Maryland corporation) and bankESB (which was renamed TruNorth Bank), and the transactions contemplated thereby, including the Merger.

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. Primary Bank encourages its shareholders to read the Merger Agreement carefully and in its entirety, as it is the legal document governing the Merger.

For a description of the material terms of the Merger and the Merger Agreement, see the sections entitled “The Merger” and “The Merger Agreement.”

The Board of Directors of Primary Bank unanimously recommends that Primary Bank shareholders vote “FOR” the Merger Proposal.

Proposal 2: The Adjournment Proposal

Primary Bank is also asking its shareholders to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Proposal.

If the Adjournment Proposal is approved, the Special Meeting may be adjourned to any date and time, and any place, as may be determined by the chair of the Special Meeting, to solicit additional proxies. If the Special Meeting is adjourned, shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

The Board of Directors of Primary Bank unanimously recommends that Primary Bank shareholders vote “FOR” the Adjournment Proposal.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the Merger. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the Merger.

Terms of the Merger

The following is a summary of the material terms of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated herein by reference. Shareholders are encouraged to read the Merger Agreement carefully and in its entirety.

Pursuant to the Merger Agreement, Primary Bank will merge with and into TruNorth Bank, with TruNorth Bank surviving the Merger as the surviving bank (the “Surviving Bank”). On August 21, 2026, bankESB was renamed TruNorth Bank when bankESB merged with bankHometown and TruNorth Bank, the other two subsidiary banks of Hometown Financial Group, Inc. (a Massachusetts corporation). Hometown Financial Group, MHC will undertake the MHC Conversion. In connection with the MHC Conversion, Newco has been organized as a Maryland corporation to succeed to all of the rights and obligations of Hometown Financial Group, MHC and Financial Group, Inc. (Massachusetts) as the holding companies for TruNorth Bank. Newco will offer shares of its common stock to eligible depositors of TruNorth Bank and certain other eligible persons in connection with the MHC Conversion. Completion of the MHC Conversion and Conversion Offering is a condition to the closing of the Merger.

At the effective time of the Merger (the “Effective Time”), each share of Primary Bank common stock issued and outstanding immediately before the Effective Time (other than shares held by Primary Bank as treasury stock and shares held by shareholders who have properly exercised dissenters’ rights under New Hampshire law) will be converted into the right to receive, at the election of the holder, either:

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$33.00 in cash, without interest (the “Cash Consideration”); or
•
3.1 shares of Newco common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”);

subject, in each case, to a proration mechanism designed to ensure that, in the aggregate, 50% of the outstanding shares of Primary Bank common stock (excluding dissenting shares and shares held by Primary Bank) are converted into the Cash Consideration and 50% are converted into the Stock Consideration. As a result of the proration procedures, the actual consideration received by any individual shareholder may differ from such shareholder’s election.

No fractional shares of Newco common stock will be issued in connection with the Merger. In lieu of fractional shares, each holder otherwise entitled to a fractional share of Newco common stock will receive a cash payment equal to such fraction multiplied by $10.00.

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, with respect to that portion of the Merger Consideration received as Stock Consideration. Holders who receive Cash Consideration generally will recognize gain or loss for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences of the Merger” for a more detailed discussion of the tax consequences.

Background of the Merger

The following chronology summarizes the material meetings and events that led to the execution of the Merger Agreement. It does not purport to catalogue every conversation of or among, Primary Bank’s Board of Directors, members of Primary Bank’s senior management or Primary Bank’s financial advisors, legal advisors, and other parties.

Since commencing operations in July 2015, Primary Bank’s Board of Directors and senior management have periodically reviewed and assessed Primary Bank’s strategic alternatives and the economic, competitive and regulatory environments facing Primary Bank. As part of this process, the Board of Directors and senior management have periodically reviewed and discussed how best to grow Primary Bank and concluded that the continued growth of Primary Bank would depend in significant part on its ability to increase the scale of its operations and balance sheet.

Beginning in 2022 and continuing through early 2026, with the assistance of nationally recognized investment banking firms, Primary Bank evaluated its strategic alternatives, including the sale of the institution, the pursuit of organic growth without an acquisition, or the acquisition of another banking institution. Throughout this period, select members of the Board of Directors and senior management of Primary Bank met with management of various financial institutions in New England and the Northeast to discuss potential opportunities. From early 2025 until early 2026, the Board considered and pursued four different opportunities to acquire other New England banking institutions.

In early 2026, the Board of Directors of Primary Bank concluded that there were no appropriate potential acquisition targets. Consequently, on March 17, 2026, at a regularly scheduled meeting of the Board of Directors of Primary Bank, the Board of Directors of Primary Bank met with representatives of Brean Capital, LLC, a nationally recognized investment banking firm (“Brean”) to discuss the process of pivoting from an acquirer to a seller. In addition, the Board of Directors of Primary Bank instructed representatives of Brean to begin soliciting proposals from potentially interested parties.

Representatives of Brean proceeded to provide the Board of Directors of Primary Bank with comprehensive information regarding the then prevailing mergers and acquisitions market, including recent bank merger transaction pricing metrics, and certain banking institutions that appeared both likely to have an interest in a potential business combination with Primary Bank and the financial capacity to acquire Primary Bank. The board of directors reviewed and discussed the potential transaction partners.

The Board of Directors of Primary Bank discussed with representatives of Brean which institutions Brean should contact to gauge their interest in entering into a business combination with Primary Bank. The discussions balanced the need to conduct a process designed to maximize the value to be received by shareholders without being so expansive as to risk the confidential nature of the process. The board of directors and representatives of Brean also discussed which institutions had sufficient capital to undertake the transaction, had expressed interest to Primary Bank or in undertaking acquisition transactions in general and were a good cultural and geographic fit. Based on such conversations, representatives of Brean were authorized to reach out to a specified list of financial institutions.

As a result of Brean’s efforts, informal expressions of interest were received from six potential acquirors, one of which was Hometown Financial (Massachusetts). Senior management of Primary Bank began a series of discussions with senior management of each of these six potential acquirors, including Matthew S. Sosik, Chairman and Chief Executive Officer at Hometown Financial (Massachusetts). The Board of Directors of Primary Bank reviewed and discussed the potential transaction partners with senior management and with representatives of Brean.

On March 31, 2026, the Executive Committee of the Primary Bank Board of Directors met to discuss a verbal expression of interest from a large community bank based in Massachusetts, referred to herein as Bank 1, in which the potential acquiror proposed to purchase Primary Bank for 50% stock and 50% cash, and to require an exclusivity agreement. At this same meeting the Executive Committee of the Primary Bank Board of Directors approved the formal engagement of Brean. Primary Bank formally engaged Brean by letter agreement dated April 6, 2026, to act as financial advisor to Primary Bank and to render a fairness opinion for the Board of Directors of Primary Bank, in connection with any potential sale of Primary Bank.

On April 13, 2026, select members of the Board of Directors and senior management of Primary Bank met with their counterparts at Bank 1 to discuss continued interest in a potential transaction. On April 16, 2026, select members of the Board of Directors and senior management of Primary Bank met with the President, Chief Executive Officer and Chairman of the Board of Directors of Bank 2, a Vermont-based community bank. The parties discussed aspects of the local New Hampshire market, loan and deposit demand, and potential synergies between the two organizations.

On April 21, 2026, at a regularly scheduled meeting of the Board of Directors of Primary Bank, representatives of Brean provided the Board of Directors of Primary Bank with an update on the status of expressions of interest made by potential acquirers. The Board of Directors of Primary Bank learned that Bank 1 had decided to withdraw from the process and that a large New Hampshire-based credit union had made an initial expression of interest. Representatives of Brean also briefed the Board of Directors of Primary Bank on levels of interest expressed by other potential acquirors, their ability to offer an attractive structure and purchase price; and their ability to successfully execute a transaction.

On May 12, 2026, the Executive Committee of the Primary Bank Board of Directors met with representatives of Brean to review potential acquisition timelines and the status of Brean’s discussions with the six potential acquirors.

On May 19, 2026, at a regularly scheduled meeting of the Board of Directors of Primary Bank, representatives of Brean provided an update on its efforts, including Brean’s discussions with the six potential acquirors. One of those potential acquirors was Hometown Financial (Massachusetts). Representatives of Brean indicated that Hometown Financial (Massachusetts) had expressed interest in an exclusive deal in which the aggregate consideration would be made up of 50% stock consideration at a price of $31.00 per share and 50% cash consideration at a price of $33.00 per share, subject to the requirement that Hometown Financial would complete its conversion to stock form, complete an initial public offering, and list its stock on Nasdaq Stock Market.

The Board of Directors of Primary Bank discussed with representatives of Brean the potential merits of the Hometown Financial (Massachusetts) offer; and the potential risks and merits of declining to pursue exclusive negotiations with Hometown Financial (Massachusetts) in the absence of other offers and the reasonable likelihood that more attractive offers would arise. Based on discussions with and advice from representatives of Brean, the Board of Directors of Primary Bank determined that the structure of the transaction and the pricing proposed by Hometown Financial Group (Massachusetts) would be in the best interest of the shareholders of Primary Bank, and that it would not be in the best interest of the shareholders of Primary Bank to forego the opportunity for exclusive negotiations under the relevant circumstances. Consequently, the Board of Directors of Primary Bank authorized senior management to begin negotiations with Hometown Financial (Massachusetts) based upon the proposed expression of interest.

At the direction of the Primary Bank Board of Directors, representatives of Brean informed the other five potential acquirors that the Primary Bank Board of Directors had instructed senior management to pursue negotiations with a specific potential acquiror based on terms offered by that potential acquiror; that the proposed offer included an exclusivity requirement; and indicated that there would be a very brief window of opportunity if they wished to submit offers of their own. Ultimately, no such offers were received from the other potential acquirors and the Board of Directors of Primary Bank pursued negotiation of a non-binding letter of intent with Hometown Financial (Massachusetts).

On May 20, 2026, Hometown Financial Group presented the Board of Directors of Primary Bank with a proposed non-binding letter of intent. The Chairman of the Board of Directors of Primary Bank reviewed the draft letter with representatives of Brean and with representatives of Gallagher, Callahan & Gartrell, P.C. (“Gallagher, Callahan & Gartrell”), legal counsel to Primary Bank. On that same date, Hometown Financial Group (Massachusetts) presented the Board of Directors of Primary Bank with a proposed form of Confidentiality and Non-Disclosure Agreement. The Chairman of the Board of Directors of Primary Bank reviewed the Confidentiality and Non-Disclosure Agreement with representatives of Brean and with representatives of Gallagher, Callahan & Gartrell.

On May 21, 2026, Primary Bank entered the non-binding letter of intent with Hometown Financial Group, on substantially the terms presented to the Primary Bank Board of Directors on May 19, 2026 and the parties executed the Confidentiality and Non-Disclosure Agreement on May 22, 2026.

On June 8, 2026, representatives of Gallagher, Callahan & Gartrell and Luse Gorman, PC, the law firm to Hometown Financial (Massachusetts) (“Luse Gorman”) met to have an initial due diligence discussion.

On June 12, 2026, Luse Gorman delivered an initial proposed draft of a definitive agreement and plan of merger (the “Merger Agreement”) to Gallagher, Callahan & Gartrell. Continuing through the date of execution of the Merger Agreement, the parties, along with their legal counsel and financial advisors, continued to review and negotiate the Merger Agreement along with various other ancillary documents.

On June 16, 2026, the Primary Bank board of directors held a special meeting with representatives of Brean, Gallagher, Callahan & Gartrell, and senior management in attendance. Drafts of the Merger Agreement and related documentation were distributed to the Primary Bank Board of Directors in advance of the meeting, together with a presentation prepared by Brean. A representative of Gallagher, Callahan & Gartrell, legal counsel to Primary Bank, participated in the meeting in order to review with the Primary Bank Board of Directors its fiduciary duties in the context of the proposed merger transaction; and to discuss the terms and conditions set forth in the non-binding letter of intent and the initial draft of the definitive merger agreement. A representative of Brean reviewed Brean’s presentation with the Primary Bank Board of Directors, which included a preliminary financial analysis of the proposed financial terms of the deal and the process by which Brean would be determining the fairness of the Merger Consideration offered to the shareholders of Primary Bank.

On June 17, 2026, representatives of Brean, Gallagher, Callahan & Gartrell, Keefe Bruyette & Woods, Inc., the Hometown Parties’ financial advisor, and Luse Gorman met to have detailed due diligence discussions. On June 29, 2026, representatives of Gallagher, Callahan & Gartrell and Luse Gorman met to have a follow-up due diligence discussions.

On June 30, 2026, the Primary Bank Board of Directors held a special meeting with representatives of Brean, Gallagher, Callahan & Gartrell, and senior management in attendance. Revised drafts of the Merger Agreement and related documentation were distributed to the Primary Bank Board of Directors in advance of the meeting, together with a presentation prepared by

Brean. A representative of Brean began by reviewed Brean’s presentation with the Board. The Brean representative presented several key transaction multiples and compared the financial metrics for the Primary Bank transaction against the financial metrics of transactions for certain selected peer groups. He also summarized the results of a discounted cash flow analysis Brean performed on Primary Bank. He concluded his presentation by rendering Brean’s opinion, to the effect that, as of July 3, 2026, and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Brean as set forth in Brean’s opinion, the consideration to be received by the holders of Primary Bank’s common stock was fair, from a financial point of view, to such shareholders (referred to herein as the “Brean Fairness Opinion”).

Next, the representative of Gallagher, Callahan & Gartrell then summarized the fiduciary duties of the Primary Bank directors, with a focus on the role of the Primary Bank Board of Directors in the context of the proposed change in control transaction. The Gallagher, Callahan & Gartrell representative then reviewed changes to the draft Merger Agreement and related documents that had been made since the prior discussion with the Board on June 16, 2026. This review included leading Primary Bank’s Board of Directors in a detailed review of the provisions of the Merger Agreement, including the representations and warranties, the various negative and affirmative covenants, the termination provisions, the non-solicitation and related termination fee provisions, and the voting agreements and restricted covenants required to be executed by the members of the Primary Bank Board of Directors and executive officers.

Following these presentations, and discussions among the members of the Board of Directors, including consideration of the factors described under “—Primary Bank’s Reasons for the Merger; Recommendation of the Primary Bank Board of Directors,” the Board of Directors determined that the Merger Agreement and the transactions contemplated thereby, including the merger of Primary Bank with and into bankESB, were advisable and in the best interests of Primary Bank and its shareholders, and the directors unanimously voted to adopt the Merger Agreement and the transactions contemplated thereby, and recommended that Primary Bank’s shareholders approve the Merger Agreement and the Merger, and to authorize Chairman of the Board William Greiner to execute and deliver the Merger Agreement, and ancillary documents, on behalf of Primary Bank (referred to herein collectively as the “Board Merger Approvals”).

On July 6, 2026, the Primary Bank Board of Directors held a special meeting with representatives of Brean, Gallagher, Callahan & Gartrell, and senior management in attendance. Fourteen of the eighteen members of the Primary Bank Board of Directors were in attendance at the meeting. At that meeting a representative of Brean reaffirmed, the Brean Fairness Opinion with an effective date of July 6, 2026. Subsequently, the Chairman of the Board of Directors of Primary Bank asked the members of the Board of Directors to affirm, confirm and reaffirm the Board Merger Approvals given on June 30, 2026 and each of the Board Members in attendance affirmed, confirmed and reaffirmed the Board Merger Approvals, effective as of July 6, 2026.

On July 6, 2026, the Hometown Parties’ Boards of Directors/Trustees held a special meeting to continue to review and consider the merger agreement and the transactions and agreements contemplated by it. At the meeting, representatives of the Hometown Parties’ legal counsel, Luse Gorman, reviewed the material terms of the Merger Agreement, as previously discussed by the Boards of Directors/Trustees. Representatives of Keefe, Bruyette & Woods, Inc. reviewed with the Hometown Parties’ Boards of Directors/Trustees financial matters regarding the proposed merger transaction and issued a written opinion to the effect that, as of the date of such opinion, the Merger Consideration in the Merger is fair, from a financial point of view, to Newco. After additional discussion and deliberation, the Hometown Parties’ Boards of Directors/Trustees approved and adopted the draft merger agreement and the transactions and agreements contemplated by it and determined that the merger agreement and the transactions contemplated by it were in the best interests of the Hometown Parties and their respective constituencies and/or shareholders.

On July 6, 2026, after the markets closed, Primary Bank and the Hometown Parties executed the Merger Agreement and issued a joint press release announcing the transaction.

Primary Bank’s Reasons for the Merger; Recommendation of the Primary Bank Board of Directors

At a special meeting held on July 6, 2026, the Primary Bank Board of Directors unanimously: (1) determined that the Merger Agreement was in the best interests of Primary Bank and its shareholders; (2) declared the Merger Agreement advisable; and (3) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.

Accordingly, the Primary Bank Board of Directors unanimously recommends that the Primary Bank shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and to recommend that Primary Bank shareholders adopt the Merger Agreement and approve the Merger, the Primary Bank Board of Directors evaluated the Merger Agreement, the Merger, and the other transactions contemplated by the Merger Agreement in consultation with Primary Bank management, as well as with Primary Bank’s financial and legal advisors, and considered a number of factors, including the following:

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each of the standards for evaluation of an offer set forth in Article 9 of the Primary Bank Articles of Agreement, including without limitation, (1) the interests of the Bank’s employees, suppliers, creditors and customers; (2) the economy of the state, region and nation; (3) community and social considerations; and (4) the long-term and short-term interests of the Bank and its shareholders, including the possibility that these interests may be best served by the continued independence of the Bank;
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Primary Bank’s strategic opportunities, business, operations, financial condition, earnings, and prospects, and its assessment of the Hometown Parties’ business, operations, financial condition, earnings and prospects;
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the Board’s knowledge of the current environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on Primary Bank’s and the combined company’s potential growth, development, productivity and strategic options;
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the Board’s review, with Primary Bank’s management, and Primary Bank’s legal and financial advisors, of potential strategic alternatives to the Merger, and the extent to which such potential alternatives were viable;
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the Board’s assessment, based on the due diligence performed by management and Primary Bank’s financial advisors and legal advisors and other factors that the Board deemed relevant, of the Hometown Parties’ business, financial condition, results of operations, and senior management; the potential synergies expected from the Merger; and the geographic fit between Primary Bank’s and TruNorth Bank’s service areas;
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the Board’s belief that the Merger will result in a more competitive banking franchise with strong capital ratios and an attractive funding base that has the potential to deliver a higher value to Primary Bank’s shareholders as compared to continuing to operate as a stand-alone entity;
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the opportunity to provide the Primary Bank shareholders with the choice of receiving either Newco common stock or cash as their Merger consideration (subject to the provisions of the Merger Agreement requiring proration of the Merger Consideration), which offers Primary Bank shareholders the potential to choose between a liquidity event or the opportunity to participate as shareholders of Newco in the future performance of the combined company (subject to the provisions of the Merger Agreement requiring proration of Merger Consideration);
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the approximately 9.3% premium based on the cash purchase price of $33.00 per share and 2.6% premium based on the stock purchase price of $31.00 per share to Primary Bank’s market price of $30.20 as of July 2, 2026;
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the potential for appreciation in the price of Newco common stock since the shares to be issued in the Merger will be at a discount to Newco’s peers and a discount to tangible book value;
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the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company due to its larger size, asset base, capital, market capitalization and geographic footprint as compared to Primary Bank as an independent organization;
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the anticipated pro forma financial impact of the Merger on the combined company, including earnings, asset quality, operational efficiency, liquidity and regulatory capital levels;
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Newco’s proposed market capitalization following completion of the MHC Conversion;
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the enhanced liquidity for Primary Bank’s shareholders following completion of the MHC Conversion;

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the complementary nature of Primary Bank’s and TruNorth Bank’s businesses and prospects given the markets they serve and products they offer, and the expectation that the transaction would provide economies of scale, cost savings opportunities and enhanced opportunities for growth;
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the combined financial institution’s enhanced deposit market share positions in New Hampshire, Massachusetts and Connecticut;
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the ability of Primary Bank customers to gain access to the expanded products and services offered by TruNorth Bank;
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the Board’s belief that the two companies’ corporate cultures are similar and compatible, which should facilitate integration and implementation of the Merger;
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the Board’s belief that both Primary Bank and TruNorth Bank have similar commitments to their respective customers and communities;
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the Board’s review and discussions with Primary Bank’s management concerning Primary Bank’s due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of the Hometown Parties;
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the demonstrated ability of the Hometown Parties to execute a Merger transaction from a financial and regulatory perspective, particularly in light of the Hometown Parties’ record of multiple, successful acquisitions over the last ten years, and its demonstrated ability to successfully execute the post-acquisition integration of the financial institutions it acquires;
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the Board’s expectation that the requisite regulatory approvals could be obtained in a timely fashion;
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the impact of the Merger on Primary Bank’s employees, including the compensation and employee benefits agreed to be provided by TruNorth Bank pursuant to the Merger Agreement;
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the opinion, dated July 6, 2026, of Brean directed to the Primary Bank Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Primary Bank common stock of the Merger Consideration, as more fully described below under “The Merger — Opinion of Financial Advisor to Primary Bank”;
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Newco’s agreement, upon the closing of the Merger, to expand Newco’s Board of Directors and appoint one or two members of the Primary Bank Board to fill the newly vacant position(s), respectively, which is expected to provide a degree of continuity and involvement by Primary Bank’s Board following the Merger and enhance the likelihood that the strategic benefits that Primary Bank expects to achieve as a result of the Merger will be realized; and
•
the Primary Bank Board’s review with Primary Bank’s legal and financial advisors of the financial and other terms of the Merger Agreement, including the representations, covenants, fiduciary duty protections and termination provisions.

The Primary Bank Board of Directors also considered potential risks relating to the Merger, but concluded that the anticipated benefits of combining with TruNorth Bank were likely to outweigh these risks. These potential risks include:

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the regulatory and other approvals required in connection with the Merger and the risk that such approvals will not be received or will not be received in a timely manner and without the imposition of burdensome or unacceptable conditions;
•
the potential for diversion of management and employee attention, and for employee attrition, during the period before the completion of the Merger and the potential effect on Primary Bank’s business and relations with customers, service providers and other stakeholders, whether or not the Merger is completed;
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the risk of losing key Primary Bank employees during the pendency of the Merger and thereafter;

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the risk that Hometown will not receive regulatory approval of the MHC Conversion;
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the restrictions on the conduct of Primary Bank’s business during the period between execution of the Merger Agreement and the consummation of the Merger, which could potentially delay or prevent Primary Bank from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the Merger;
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the potential effect of the Merger on Primary Bank’s overall business, including its relationships with customers, employees, suppliers and regulators;
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the potential challenges of integrating the businesses, operations and employees of Primary Bank and TruNorth Bank;
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the possibility of encountering difficulties in achieving cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
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certain anticipated Merger-related costs, which could also be higher than expected;
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certain provisions of the Merger Agreement that prohibit Primary Bank from soliciting alternative transactions, and which limit its ability to respond to proposals for alternative transactions;
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that: (1) Primary Bank would be prohibited from affirmatively soliciting acquisition proposals after execution of the Merger Agreement; and (2) Primary Bank would be obligated to pay to Hometown a termination fee of $6.25 million if the Merger Agreement is terminated under certain circumstances, which may discourage other parties potentially interested in a strategic transaction with Primary Bank from pursuing such a transaction;
•
the potential for legal claims challenging the Merger and/or the MHC Conversion;
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the risk that the Merger may not be completed despite the combined efforts of Primary Bank and the Hometown Parties or that completion may be unduly delayed, including as a result of delays in obtaining the required regulatory approvals; and
•
the other risks described in the section entitled “Risk Factors” and the risks of investing in Newco common stock.

The foregoing discussion of the information and factors considered by the Primary Bank Board of Directors is not intended to be exhaustive, and is intended to provide a summary of the material factors considered by the Primary Bank Board of Directors. The Primary Bank Board of Directors considered all of the material factors described above, as a whole, in evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger.

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Primary Bank Board of Directors did not attempt to quantify, rank, or assign relative weights to the factors considered in reaching its decision. Individual members of the Primary Bank Board of Directors may have given different weights to different factors when considering the material factors summarized above.

For the reasons stated above, the Primary Bank Board of Directors has determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to and in the best interests of Primary Bank and its shareholders; and has approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

In considering the recommendation of the Primary Bank Board of Directors, you should be aware that certain directors and executive officers of Primary Bank may have interests in the Merger that are different from, or in addition to, interests of shareholders of Primary Bank generally and may create potential conflicts of interest. The Primary Bank Board of Directors was aware of these interests and considered them when evaluating and negotiating the Merger Agreement and the transactions contemplated thereby, including the Merger, and in recommending to Primary Bank’s shareholders that they vote in favor of the Primary Bank Merger proposal. See “The Merger — Interests of Primary Bank Directors and Executive Officers in the Merger”.

You should also note that this explanation of the reasoning of the Primary Bank Board of Directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and in light of the factors discussed in the section entitled “Risk Factors”.

For the reasons set forth above, the Primary Bank Board of Directors unanimously recommends that the holders of Primary Bank common stock vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Opinion of Financial Advisor to Primary Bank

Brean Capital, LLC was engaged by the Board of Directors of Primary Bank by letter dated April 6, 2026 to act as financial advisor and to render a fairness opinion for the Board of Directors of Primary Bank in connection with a potential business combination with the Hometown Parties. Brean delivered to the Board of Directors of Primary Bank its opinion, dated July 6, 2026, that, based upon and subject to the various considerations set forth in its written opinion, the Merger Consideration to be paid to the shareholders of Primary Bank is fair to the shareholders of Primary Bank from a financial point of view. In requesting Brean’s advice and opinion, no limitations were imposed by Primary Bank with respect to the investigations made or procedures followed by it in rendering this opinion. The full text of the opinion of Brean, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, are attached hereto as Annex C. Shareholders of Primary Bank should read this opinion in its entirety. Brean’s opinion speaks only as of July 6, 2026.

Brean is a nationally recognized investment banking firm and, as part of its investment banking business, it values financial institutions in connection with mergers and acquisitions, private placements and for other purposes. As a specialist in securities of financial institutions, Brean has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. Primary Bank’s Board of Directors selected Brean to act as its financial advisor in connection with the Merger on the basis of the firm’s reputation and expertise in transactions such as the Merger.

Brean will receive a fee from Primary Bank for performing its financial advisory services in connection with the Merger and rendering a written opinion to the Board of Directors of Primary Bank as to the fairness, from a financial point of view, of the Merger Consideration to the shareholders of Primary Bank. Further, Primary Bank has agreed to indemnify Brean against any claims or liabilities arising out of Brean’s engagement by Primary Bank. The opinion has been reviewed by Brean’s compliance officer and fairness committee consistent with internal policy. Excluding fees associated with our engagement in connection with this Merger, Brean has not received compensation from Primary Bank during the prior two years.

The following is a summary of the analyses performed by Brean in connection with its fairness opinion. Certain analyses were confirmed in a presentation to the Board of Directors of Primary Bank by Brean. The summary set forth below does not purport to be a complete description of all the analyses performed by Brean in rendering its opinion or the presentation delivered by Brean to the Board of Directors of Primary Bank, but it does summarize all of the material analyses performed and presented by Brean.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Brean did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Brean may have given various analyses more or less weight than other analyses. Accordingly, Brean believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors, could create an incomplete view of the process underlying the analyses set forth in its report to the Board of Directors of Primary Bank and its fairness opinion.

In performing its analyses, Brean made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Primary Bank or the Hometown Parties. The analyses performed by Brean are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Brean’s analysis of the fairness of the Merger Consideration, from a financial point of view, to Primary Bank shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Brean’s opinion does not address the relative merits of the Merger as compared to any other business combination in which Primary Bank might engage. In addition, as described above, Brean’s opinion was one of many factors taken into consideration by the Board of Directors of Primary Bank in making its determination to approve the Merger Agreement.

During the course of its engagement and as a basis for arriving at its opinion, Brean reviewed and analyzed material bearing upon financial and operating conditions of Primary Bank and the Hometown Parties and material prepared in connection with the Merger, including, among other things, the following:

(i)
reviewed the Merger Agreement;
(ii)
familiarized itself with information made available to it by Primary Bank and the Hometown Parties regarding their respective financial condition, business, operations, and assets, including guidance from Primary Bank and the Hometown Parties regarding future operations of the combined company;
(iii)
reviewed certain financial statements, both audited and unaudited, and related financial information of Primary Bank and the Hometown Parties, including reports filed by Primary Bank and the Hometown Parties with the Federal Deposit Insurance Corporation and the Federal Reserve;
(iv)
reviewed estimates of the managements of Primary Bank and the Hometown Parties as to the timing and amount of cost savings, net of costs to achieve such cost savings, anticipated by such managements to result from the Merger;
(v)
compared certain aspects of the financial performance of Primary Bank and the Hometown Parties with similar data available for certain other financial institutions;
(vi)
reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving financial institutions that Brean considered and deemed relevant; and
(vii)
performed such other analyses and considered such other factors as Brean deemed relevant and appropriate.

Brean also took into account its assessment of general economic, market and financial conditions and their experience in other transactions as well as its knowledge of the banking industry and its general experience in securities valuation.

In arriving at its opinion, Brean assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to Brean by Primary Bank and the Hometown Parties and in the discussions with Primary Bank’s and the Hometown Parties’ respective management teams. Brean did not independently verify the accuracy or completeness of any such information. Brean further relied upon the assurances of the management of Primary Bank that the financial information provided to them was prepared on a reasonable basis in accordance with industry practice, and that Primary Bank was not aware of any information or facts that would make any information provided to Brean incomplete or misleading.

Brean also assumed that the financial estimates, and estimates and allowances regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of Primary Bank and the Hometown Parties and that such estimates will be realized in the amounts and at the times contemplated thereby. Brean is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and has assumed and relied upon management’s estimates and projections. Brean was not retained to and did not conduct a physical inspection of any of the properties or facilities of Primary Bank or the Hometown Parties or their respective subsidiaries. In addition, Brean has not reviewed individual credit files nor has Brean made an independent evaluation or appraisal of the assets and liabilities of Primary Bank or the Hometown Parties nor any of their respective subsidiaries, and Brean was not furnished with any such evaluations or appraisals.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Brean reviewed the financial terms of the proposed transaction. Based upon Primary Bank’s closing price of $30.20 as of market close on July 2, 2026, and based upon Primary Bank’s 4,860,698 fully diluted shares outstanding, Brean calculated an aggregate implied transaction value of approximately $160.6 million, or a transaction price per share of $33.00 in cash consideration or $31.00 in stock consideration.

Based upon financial information for Primary Bank as or for the last twelve months (“LTM”) ended March 31, 2026, unless otherwise noted, Brean calculated the following implied transaction metrics:

Aggregate Consideration (including options) for Primary Bank Shareholders ($000)		$160,617
Cash Per Share Consideration for Primary Bank Shareholders		$33.00
Stock Per Share Consideration for Primary Bank Shareholders		$31.00
Blended Consideration Per Share		$32.00
Price / Stated Tangible Book Value		133.2%
Price / Fully Diluted Tangible Book Value		137.5%
Price / Tangible Book Value (Adjusted for HTM Securities)		139.5%
Price / Tangible Book Value (Fully Levered) (1)		169.5%
Price / Assets		21.6%
Tangible Book Premium / Core Deposits(2)		10.6%
Price/ (3/31/2026) LTM Earnings	13.8	x
Price/ 2025E Earnings	13.8	x
Price/ 2026E Earnings(3)	13.5	x
Price/ 2027E Earnings(4)	12.3	x

(1)
Assumes fully levered TCE at 8.50% (Including $1.7M HTM Security Mark)
(2)
Core deposits calculated as Total Deposits less Time Deposits
(3)
Projected earnings provided by company
(4)
Assumed growth rate of 10% thereafter management provided 2026E earnings

Note: Assumes cash options liquidated at $33.00 per share

Source: S&P Capital IQ Pro; Company-provided documents

Comparable Company Analyses. Brean used publicly available information to compare selected financial information for Primary Bank with a group of financial institutions defined as National OTC-Listed Banks with Total Assets between $500.0 million and $1.0 billion and LTM Return on Average Assets (“ROAA”) between 1.25% and 1.75% (adjusted to exclude peers that have been acquired or are the target of a pending acquisition).

The Identified Peer Group consisted of the following companies:

Institution Name	Ticker	City	State
Calvin B. Taylor Bankshares	TYCB	Berlin	MD
FFD Financial Corp.	FFDF	Dover	OH
Century Next Financial Corp.	CTUY	Ruston	LA
Mountain Pacific Bancorp.	MPCB	Everett	WA
Harleysville Financial Corp.	HARL	Harleysville	PA
Trinity Bank N.A.	TYBT	Fort Worth	TX
Bank of Botetourt	BORT	Buchanan	VA
Crystal Valley Financial Corp.	CYVF	Middlebury	IN
First Berlin Bancorp Inc.	FTFI	Berlin	WI
Citizens Bancshares Corp.	CZBS	Atlanta	GA
Pioneer Bankcorp Inc.	PBKC	Clewiston	FL
Southeastern Banking Corp.	SEBC	Darien	GA
Bank of South Carolina Corp.	BKSC	Charleston	SC
KS Bancorp Inc.	KSBI	Smithfield	NC
Citizens Bancorp of Virginia	CZBT	Blackstone	VA
Citizens Financial Corp.	CIWV	Elkins	WV
First Bancshares Inc.	FBSI	Mountain Grove	MO
SVB & T Corp.	SVBT	French Lick	IN
Denali Bancorp Inc.	DENI	Fairbanks	AK

The analysis compared selected financial information for Primary Bank with the corresponding publicly available data for the Peer Group as of or for the twelve months ended March 31, 2026 (unless otherwise noted), with pricing data as of July 2, 2026. The table below sets forth the data for Primary Bank and the median and mean data for the Peer Group.

Comparable Company Analysis – Peers

Primary Bank	Peer Group Median	Peer Group Mean
Market Capitalization ($M)	146.8	94.8	96.9
Price/Tangible Book Value	125.7%	119.2%	123.0%
Price/ LTM EPS	12.6	x	8.9	x	8.9	x
Price/Assets	19.7%	12.6%	12.8%
Dividend Yield	—	2.0%	2.4%
Last Twelve Months Return	23.3%	32.8%	32.8%
Total Assets ($M)	743.4	803.0	763.1
Total Loans ($M)	644.6	583.5	551.4
Tangible Common Equity/ Tangible Assets	15.7%	10.6%	10.5%
NPAs/Assets	1.64%	0.16%	0.42%
LTM ROAA	1.61%	1.51%	1.51%
LTM ROAE	10.61%	13.79%	14.33%

Note: Market data as of July 2, 2026

Source: S&P Capital IQ Pro

Analysis of Selected Merger Transactions. Brean reviewed two groups, “National” & “Regional,” of selected merger and acquisition transactions (the “Comparable Transactions”) that were deemed to be comparable to the Merger.

The “National” Comparable Transactions consisted of eleven bank and thrift merger transactions with disclosed transaction terms, where 100% of equity was acquired and target total assets were between $500.0 million and $1.0 billion and LTM ROAA greater than 1.00%, announced between January 1, 2023 and July 2, 2026, excluding transactions without disclosed deal values and transactions categorized as mergers of equals. The Comparable Transactions group was composed of the following transactions:

Buyer	Target	Price / TBV (%)	Price / Lev. Bk (x)	Price / LTM EPS (x)	Price / Assets (%)	Core Deposit Premium (%)
United Community Banks Inc.	Peach State Bancshares Inc.	193.9	193.9	11.9	12.8	7.2
Independent Bank Corp.	HCB Financial Corp.	150.8	150.8	10.4	11.8	4.8
Stock Yards Bancorp Inc.	Field & Main Bancorp Inc.	162.5	162.5	9.6	12.0	5.9
South Plains Financial Inc.	BOH Holdings Inc.	146.9	150.8	12.4	13.5	7.7
Mid Penn Bancorp Inc.	1st Colonial Bancorp	116.4	122.1	11.7	11.3	2.4
Mercantile Bank Corp.	Eastern Michigan Financial Corp	165.4	201.4	11.6	19.0	NA
Equity Bancshares Inc.	NBC Corp. of Oklahoma	137.6	137.6	13.2	9.6	3.5
Seacoast Banking Corp. of FL	Heartland Bancshares Inc.	159.5	165.7	9.0	14.5	6.7
Cadence Bank	FCB Financial Corp.	174.3	190.0	9.8	17.9	10.4
Capital Bancorp Inc.	Integrated Financial Holdings Inc.	106.3	112.0	5.8	13.2	2.9
First Financial Corp.	Simply Bank	132.4	132.4	9.0	10.5	3.6
	Average	149.6	156.3	10.4	13.3	5.5
	Median	150.8	150.8	10.4	12.8	5.3

Note: Excludes transactions without disclosed deal values, and excludes transactions categorized as mergers of equals

Note: P/E > 30x deemed non-meaningful for comparison purposes

Source: S&P Capital IQ Pro; Company-provided documents; Data as of July 2, 2026

Brean calculated the median values for the following relevant transaction pricing multiples for the “National” Comparable Transactions: the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s levered book value; the multiple of the offer value to the acquired company’s net income for the last twelve months; and the premium over tangible book value divided by core deposits. Brean used these median multiples to estimate the value of Primary Bank’s common equivalent stock by applying each median multiple to Primary Bank’s tangible common equity, fully levered tangible common equity, net income for the twelve months ended March 31, 2026 and core deposits as of March 31, 2026. The results of this analysis are as follows:

	Comparable Transactions - National
Valuation Multiple	Company Value ($000s)	Median Multiple	Per Share Value
Tangible Common Equity	$116,781	150.8%	$36.23
Fully Levered TCE(1)	$63,051	150.8%	$30.62
LTM Earnings	$11,623	10.4x	$24.82
Core Deposits(2)	$412,134	5.3%	$28.53

	Ranges of Values:	Minimum	$24.82
		Maximum	$36.23

	Average		$30.05

(1)
Assumes fully levered TCE at 8.50% (Including $1.7M HTM Security Mark)
(2)
Core deposits defined as Total Deposits less Time Deposits

Note: New England region includes CT, MA, ME, NH, RI & VT

Note: Per share metrics based upon 4,860,698 shares outstanding

Source: S&P Capital IQ Pro; Company-provided documents; Data as of July 2, 2026

The “Regional” Comparable Transactions consisted of seven bank and thrift merger transactions in New England with disclosed transaction terms, where 100% of equity was acquired and target total assets were between $250.0 million and $2.0 billion, announced between January 1, 2022 and July 2, 2026, excluding transactions without disclosed deal values and transactions categorized as mergers of equals. The Comparable Transactions group was composed of the following transactions:

Buyer	Target	Price / TBV (%)	Price / Lev. Bk (%)	Price / LTM EPS (x)	Price / Assets (%)	Core Deposit Premium (%)
Cambridge Financial Group Inc.	First Seacoast Bancorp	127.8	143.3	NM	14.3	5.3
NB Bancorp	Provident Bancorp Inc	93.1	93.1	NM	13.6	(2.1)
Bar Harbor Bankshares	Guaranty Bancorp Inc.	125.4	125.4	NM	5.9	NA
Camden National Corp.	Northway Financial Inc.	138.8	138.8	17.2	6.8	NA
NBT Bancorp Inc.	Salisbury Bancorp Inc.	182.8	182.8	12.6	13.2	7.2
Cambridge Bancorp	Northmark Bank	117.5	125.0	17.9	14.2	3.2
Hometown Financial Group MHC	Randolph Bancorp Inc	136.9	169.4	14.4	18.5	9.0
	Average	131.7	139.7	15.5	12.3	4.5
	Median	127.8	138.8	15.8	13.6	5.3

Note: New England region includes CT, MA, ME, NH, RI & VT

Note: Excludes transactions without disclosed deal values, and excludes transactions categorized as mergers of equals

Note: P/E > 30x deemed non-meaningful for comparison purposes

Source: S&P Capital IQ Pro; Company-provided documents; Data as of July 2, 2026

Brean calculated the median values for the following relevant transaction pricing multiples for the “Regional” Comparable Transactions: the multiple of the offer value to the acquired company’s tangible book value; the multiple of the offer value to the acquired company’s levered book value; the multiple of the offer value to the acquired company’s net income for the last twelve months; and the premium over tangible book value divided by core deposits. Brean used these median multiples to estimate the value of Primary Bank’s common stock by applying each median multiple to Primary Bank’s tangible common equity, fully levered tangible common equity, net income for the twelve months ended March 31, 2026 and core deposits as of March 31, 2026. The results of this analysis are as follows:

	Comparable Transactions – Regional
Valuation Multiple	Company Value ($000s)	Median Multiple	Per Share Value
Tangible Common Equity	$116,781	127.8%	$30.70
Fully Levered TCE(1)	$63,051	138.8%	$29.06
LTM Earnings	$11,623	15.8x	$37.72
Core Deposits(2)	$412,134	5.3%	$28.51

	Ranges of Values:	Minimum	$28.51
		Maximum	$37.72

	Average		$31.50

(1)
Assumes fully levered TCE at 8.50% (Including $1.7M HTM Security Mark)
(2)
Core deposits defined as Total Deposits less Time Deposits

Note: New England region includes CT, MA, ME, NH, RI & VT

Note: Per share metrics based upon 4,860,698 shares outstanding

Source: S&P Capital IQ Pro; Company-provided documents; Data as of July 2, 2026

The comparable transactions analysis suggested a range of value of $24.82 to $36.23 in per share value for Primary Bank’s common equivalent stock, with an average of $30.05 for the “National” group and suggested a range of value of $28.51 to $37.72 in per share value for Primary Bank’s common equivalent stock, with an average of $31.50 for the “Regional’ group.

Discounted Cash Flow Analysis. Brean performed an analysis that estimated the net present value of Primary Bank’s common equivalent stock assuming Primary Bank performed in accordance with discussions with company management related to forecasted net income, asset, and dividends estimates for Primary Bank for the remainder of the year ended December 31, 2026 and for the full years ending December 31, 2027, December 31, 2028, December 31, 2029, and December 31, 2030. Brean assumed projected net income of $9.5 million, $13.1 million, $14.4 million, $15.8 million, and $17.4 million for the remainder of 2026 and for the full years ended 2027, 2028, 2029, and 2030, respectively. To approximate the terminal value of Primary Bank’s common equivalent stock on July 2, 2026, Brean applied price to 2030 earnings multiples ranging from 13.0x to 17.0x and multiples of 2030 tangible book value ranging from 1.3x to 1.7x. Brean selected price to earnings and tangible book value multiples based on Brean’s professional judgment and experience, as well as a review of, the multiples of selected transactions deemed to be comparable to the proposed transaction with Hometown. The terminal values were then discounted to present values using different discount rates ranging from 12.5% to 14.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Primary Bank’s common equivalent stock. As illustrated in the following tables, the analysis indicated an imputed range of values of Primary Bank’s common equivalent stock of $26.30 to $37.39 when applying multiples of tangible book value and $24.50 to $34.84 when applying multiples of earnings.

Price / Tangible Book Value Multiples

Discount Rate	1.30x	1.40x	1.50x	1.60x	1.70x
12.5%	$28.59	$30.79	$32.99	$35.19	$37.39
13.0%	$28.00	$30.15	$32.30	$34.46	$36.61
13.5%	$27.41	$29.52	$31.63	$33.74	$35.85
14.0%	$26.85	$28.91	$30.98	$33.04	$35.11
14.5%	$26.30	$28.32	$30.34	$32.36	$34.39

Price / Earnings Multiples

Discount Rate	13.0x	14.0x	15.0x	16.0x	17.0x
12.5%	$26.64	$28.69	$30.74	$32.79	$34.84
13.0%	$26.08	$28.09	$30.10	$32.10	$34.11
13.5%	$25.54	$27.51	$29.47	$31.44	$33.40
14.0%	$25.01	$26.94	$28.86	$30.79	$32.71
14.5%	$24.50	$26.38	$28.27	$30.15	$32.04

Note: Balance sheet and earnings projections provided by management; Earnings and balance sheet grown at 4.0% thereafter

Note: Dollars in thousands, except per share metrics

Note: Per share metrics pro forma in the amount of 84,556,482 shares outstanding

Source: S&P Capital IQ Pro; Company-provided documents; Data as of July 2, 2026

In connection with its analyses, Brean considered and discussed with Primary Bank’s Board of Directors how the present value analyses would be affected by changes in the underlying assumptions. Brean noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Brean noted that the blended Merger Consideration per share of $32.00 was within the range of value suggested by the discounted cash flow analysis derived from terminal multiples based on tangible book value and based on earnings.

Comparable Company Analyses. Brean reviewed two groups, “National” and “Regional”, of financial institutions that were deemed to be comparable to the Hometown Parties.

Brean used Company-provided data alongside publicly available information to compare selected financial information for the Hometown Parties with a group of financial institutions defined as National NASDAQ-Traded Banks with Total Assets between $6.5B and $8.5B, LTM ROAA greater than 0.75% and NPAs/Assets less than 1.00% (adjusted to exclude peers that have been acquired or are the target of a pending acquisition).

The Identified Peer Group consisted of the following companies:

Institution Name	Ticker	City	State
City Holding Co.	CHCO	Charleston	WV
Republic Bancorp Inc.	RBCA.A	Louisville	KY
German American Bancorp Inc.	GABC	Jasper	IN
Lakeland Financial Corp.	LKFN	Warsaw	IN
Community Trust Bancorp Inc.	CTBI	Pikeville	KY
Univest Financial Corp.	UVSP	Souderton	PA
Heritage Financial Corp.	HFWA	Olympia	WA
HBT Financial Inc.	HBT	Bloomington	IL
Burke & Herbert Financial Services Corp	BHRB	Alexandria	VA
Mercantile Bank Corp.	MBWM	Grand Rapids	MI
Hanmi Financial Corp.	HAFC	Los Angeles	CA
TrustCo Bank Corp NY	TRST	Glenville	NY
NB Bancorp Inc.	NBBK	Needham	MA
Camden National Corp.	CAC	Camden	ME
Mid Penn Bancorp Inc.	MPB	Harrisburg	PA

The analysis compared selected financial information for the Hometown Parties with the corresponding publicly available data for the National Peer Group as of or for the twelve months ended March 31, 2026 (unless otherwise noted), with pricing data as of July 2, 2026. The table below sets forth the data for the Hometown Parties and the median and mean data for the Peer Group.

Comparable Company Analysis – National Peers

Hometown	Peer Group Median	Peer Group Mean
Market Capitalization ($M)	—	1,170.7	1,248.6
Price/Tangible Book Value	—	159.3%	170.1%
Price/ LTM EPS	—	14.2	x	14.0	x
Price/Assets	—	14.7%	17.1%
Dividend Yield	—	2.6%	2.6%
Weekly Volume	—	2.7%	2.6%
Short Interest	—	3.0%	3.3%
Insider Ownership	—	3.9%	11.6%
Institutional Ownership	—	68.4%	63.5%
Last Twelve Months Return	—	22.8%	25.6%
Total Assets ($M)	6,913.5	7,083.7	7,333.8
Total Loans ($M)	5,295.7	5,408.8	5,497.8
Tangible Common Equity/ Tangible Assets	9.0%	9.9%	10.3%
NPAs/Assets	0.85%	0.30%	0.35%
LTM ROAA	0.77%	1.32%	1.32%
LTM ROAE	7.20%	11.59%	11.29%

Note: Market data as of July 2, 2026

Source: S&P Capital IQ Pro

Brean used publicly available information to compare selected financial information for the Hometown Parties with a group of financial institutions defined as New England NASDAQ-Traded Banks with Total Assets between $5.0B and $10.0B (adjusted to exclude peers that have been acquired or are the target of a pending acquisition).

The Identified Peer Group consisted of the following companies:

Institution Name	Ticker	City	State
NB Bancorp Inc.	NBBK	Needham	MA
Camden National Corp.	CAC	Camden	ME
Washington Trust Bancorp Inc.	WASH	Westerly	RI
Bar Harbor Bankshares	BHB	Bar Harbor	ME

Comparable Company Analysis – Regional Peers

	Hometown	Peer Group Median	Peer Group Mean
Market Capitalization ($M)	—	800.1	794.3
Price/Tangible Book Value	—	153.6%	150.8%
Price/ LTM EPS	—	14.3%	14.5x
Price/Assets	—	13.2%	12.6%
Dividend Yield	—	3.2%	3.3%
Weekly Volume	—	2.9%	3.1%
Short Interest	—	3.9%	3.5%
Insider Ownership	—	2.9%	3.0%
Institutional Ownership	—	64.5%	65.7%
Last Twelve Months Return	—	22.8%	23.5%
Total Assets ($M)	6,913.5	6,710.4	6,330.9
Total Loans ($M)	5,295.7	5,013.8	4,974.6
Tangible Common Equity/ Tangible Assets	9.0%	8.0%	8.7%
NPAs/Assets	0.85%	0.57%	0.48%
LTM ROAA	0.77%	0.89%	0.93%
LTM ROAE	7.20%	8.84%	9.05%

Note: Market data as of July 2, 2026

Note: New England region includes CT, MA, ME, NH, RI & VT

Source: S&P Capital IQ Pro

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Brean determined that the Merger Consideration was fair, from a financial point of view, to Primary Bank’s shareholders. The references to Brean’s fairness opinion in this proxy statement/prospectus are qualified in their entirety by reference to the full text of Brean’s written fairness opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Brean in preparing its fairness opinion. However, neither Brean’s fairness opinion, nor the summary of its fairness opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to the Primary Bank board or any shareholder of Primary Bank as to how to act or vote with respect to any matter relating to the Merger Agreement or otherwise. Brean’s fairness opinion was furnished for the use and benefit of the Primary Bank Board of Directors (in its capacity as such) in connection with its evaluation of the Merger and should not be construed as creating, and Brean will not be deemed to have, any fiduciary duty to the Primary Bank board, Primary Bank, any security holder or creditor of Primary Bank or any other person, regardless of any prior or ongoing advice or relationships.

Miscellaneous. Brean acted as financial advisor to Primary Bank in connection with the proposed Merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, Brean is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for various other purposes. As specialists in the securities of banking companies, Brean has experience in, and knowledge of, the valuation of banking enterprises. Brean and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a Brean broker-dealer affiliate and each of Primary Bank and the Hometown Parties), may from time to time purchase securities from, and sell securities to, Primary Bank and the Hometown Parties. In addition, as market makers in securities, Brean and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Primary Bank or the Hometown Parties for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the Brean engagement agreement, Primary Bank has agreed to pay Brean a cash fee for such services in an amount equal to 1.25% of the aggregate transaction value, which fee is contingent upon the closing of the merger. Brean will also receive a fee of $100,000 upon rendering its opinion. Primary Bank also has agreed to reimburse Brean for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify Brean against certain liabilities relating to or arising out of Brean’s engagement or Brean’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of the opinion, Brean did not provide investment banking or financial advisory services to Primary Bank for which it received compensation. Brean may in the future provide investment banking and financial advisory services to Primary Bank or the Hometown Parties and receive compensation for such services.

Interests of Primary Bank Directors and Executive Officers in the Merger

In considering the recommendation of the Primary Bank Board of Directors with respect to the Merger, Primary Bank’s shareholders should be aware that certain Primary Bank’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Primary Bank shareholders generally. The Primary Bank Board of Directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in recommending approval of the Merger. These interests include, among others the following:

Current Employment Agreements. Each of Crystal Dionne and Thomas Conaton previously entered into employment agreements with Primary Bank that included certain change in control provisions pursuant to which Ms. Dionne and Mr. Conaton will be entitled to receive a change in control payment of approximately $1,166,100 and $290,000, respectively, upon closing of the Merger.

Treatment of Outstanding Stock Options. As of the effective time of the Merger, each option granted by Primary Bank to purchase shares of Primary Bank common stock under the Primary Bank 2015 Stock Incentive Plan and the Primary Bank 2020 Stock Incentive Plan that is outstanding and unexercised immediately before the Effective Time, whether vested or unvested, will be cancelled and automatically converted into the right to receive payment equal to (1) the number of shares of Primary Bank common stock subject to such Primary Bank stock option multiplied by (2) the excess, if any, of $33.00 over the per share exercise price of such option, less applicable withholding taxes.

The following table sets forth, for each director and executive officer of Primary Bank, the number of options held, the weighted average exercise price, and the estimated cash-out value based on a $33.00 per share price.

Director/Executive Officer	Number of Options Held	Weighted Average Exercise Price	Estimated Cash Out
Pamela Diamantis	12,800	$21.11	$152,192
Stephen Duprey	4,000	$26.39	$26,440
Mark Feraco	11,800	$22.15	$128,030
Jeffrey Hiatt	4,000	$26.39	$26,440
Michael Hickey	15,100	$20.59	$187,391
Lauren Messmore	3,000	$29.10	$11,700
Peter Milnes	12,800	$21.11	$152,192
Robert Prunier	5,800	$25.03	$46,226
Philip Taub	17,800	$19.74	$236,028
Michael Vlacich	4,000	$26.39	$26,440
Crystal Dionne	84,000	$19.49	$1,134,840
Thomas Conaton	32,500	$18.92	$457,600
Renate Wallem	50,000	$15.76	$862,000
	257,600		$3,447,519

Board Representation. Pursuant to the Merger Agreement, following the Effective Time, Newco will add at least one member of the current Primary Bank Board of Directors to the Newco Board of Directors, who must qualify as an independent director under the listing standards of The NASDAQ Stock Market. In addition, Newco will give strong consideration to adding a second director from the current Primary Bank Board of Directors to the Newco Board for a period of up to one year following the Effective Time. The identity of any such director(s) has not yet been determined.

Indemnification and Directors’ and Officers’ Insurance. Pursuant to the Merger Agreement, following the Effective Time, Newco and the Surviving Bank will indemnify and hold harmless all present and former directors and officers of Primary Bank against all claims, losses, liabilities, damages, costs, and expenses arising out of or relating to any acts or omissions occurring at or prior to the Effective Time in their capacity as directors or officers. Such indemnification obligations will extend for a period of six years following the Effective Time.

In addition, for a period of six years following the Effective Time, Newco and the Surviving Bank will maintain in effect directors’ and officers’ liability insurance covering persons who were directors and officers of Primary Bank at or before the Effective Time, on terms and conditions no less favorable than the existing coverage. The annual premium for such coverage may not exceed 250% of the current annual premium paid by Primary Bank for directors’ and officers’ liability insurance coverage. If the annual premium for such coverage would exceed this cap, Newco and the Surviving Bank will use their reasonable best efforts to obtain as much comparable coverage as reasonably practicable for an annual premium equal to the cap amount.

Governance of the Combined Company

Following the Merger, Newco will serve as the holding company for TruNorth Bank. The Newco Board of Directors will be composed of the existing members of the Hometown Financial Group, Inc. (MA) Board of Directors, together with the Primary Bank director(s) added pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, Newco will add one member of the current Primary Bank Board of Directors to the Newco Board of Directors, who must qualify as an independent director under the listing standards of The NASDAQ Stock Market. Newco will give strong consideration to adding a second director from the current Primary Bank Board to serve on the Newco Board for a period of up to one year following the Effective Time. The determination of which Primary Bank director(s) will join the Newco Board has not been made as of the date of this proxy statement/prospectus.

Accounting Treatment

The Merger will be accounted for as a business combination using the acquisition method of accounting in accordance with generally accepted accounting principles in the United States (“GAAP”) as set forth in Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the assets and liabilities of Primary Bank will be recorded by the TruNorth Bank at their respective fair values as of the Effective Time, and the excess of the aggregate consideration paid over the fair value of the identifiable net assets acquired will be allocated to goodwill.

Goodwill resulting from the Merger will not be amortized but will be subject to impairment testing at least annually in accordance with GAAP. Other identifiable intangible assets resulting from the Merger, including core deposit intangibles, will be amortized over their estimated useful lives. The financial statements of Newco following the Effective Time will reflect the combined results of Newco and Primary Bank from and after the Effective Time.

Regulatory Approvals Required for the Merger

Consummation of the Merger is subject to the receipt of all required regulatory approvals and the expiration of all applicable waiting periods. The following regulatory approvals are required in connection with the Merger:

•
Federal Reserve Board. The Merger requires approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”) or approval of a waiver from filing an application under the Bank Holding Company Act of 1956, as amended, and the Bank Merger Act. Hometown has filed, or will file, the required applications or waivers from filing an application with the Federal Reserve. The Federal Reserve is required to review and consider, among other things, the financial and managerial resources of the applicant, the convenience and needs of the communities to be served, the competitive effects of the transaction, and compliance with applicable anti-money laundering laws.
•
Massachusetts Division of Banks. The Merger requires approval of the Massachusetts Division of Banks (the “MA DOB”) pursuant to applicable Massachusetts banking laws. TruNorth Bank has filed the required applications with the MA DOB.
•
New Hampshire Banking Department. The Merger requires approval of the New Hampshire Banking Department (the “NHBD”) pursuant to applicable New Hampshire banking laws. TruNorth Bank and Primary Bank have filed the required applications with the NHBD.

•
SEC. The shares of Newco common stock to be issued in connection with the Merger are being registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”). The Merger cannot be completed until the SEC declares the registration statement effective.
•
NASDAQ. The shares of Newco common stock to be issued in connection with the Merger must be approved for listing on The NASDAQ Stock Market. Listing is a condition to the obligation of each party to complete the Merger. See “Stock Exchange Listing” below.

Although the parties expect to receive all required regulatory approvals and to satisfy all other conditions to closing, there can be no assurance as to the timing of such approvals or whether they will be obtained. Regulatory authorities may impose conditions, restrictions, or requirements on the Merger or the operations of the combined company following the Effective Time, which could adversely affect the anticipated benefits of the Merger. Each party has agreed to use its reasonable best efforts to obtain all required regulatory approvals and to take all actions necessary or advisable to consummate the Merger; provided, however, that no party is required to take any action, commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a material adverse effect on the combined company after the Effective Time.

Stock Exchange Listing

Newco will apply to list the shares of Newco common stock to be issued in connection with the Merger on The NASDAQ Stock Market under the trading symbol “HFG”. Approval of the listing of Newco common stock on NASDAQ is a condition to the obligation of each party to completion of the Merger. There can be no assurance that the listing application will be approved; however, the parties expect that NASDAQ listing approval will be obtained before the closing of the Merger.

Following the Effective Time, Newco’s common stock will trade on NASDAQ under the symbol “HFG”. Primary Bank common stock is currently traded on the OTC Markets under the symbol “PRMY”. Primary Bank common stock will no longer trade on the OTC Markets following the consummation of the Merger.

Voting and Lock-Up Agreements

The directors and certain executive officers of Primary Bank each entered into a voting and lock-up agreement with Hometown Financial Group, Inc. (MA) at the time the Merger Agreement was executed. Under the terms of the voting and lock-up agreement, such directors and executive officers agreed to vote their shares of Primary Bank common stock in favor of the Merger, and against any action or agreement that would prevent, impede, interfere with, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and against any alternative acquisition proposal. In addition to agreeing to vote their shares in favor of the Merger, the agreements require the directors and executive officers, with regard to any shares they receive as consideration in the Merger: to (1) hold all such shares for one year following the Merger and at least 50% of such shares for the second year following the Merger; and (2) vote such shares in favor of all proposals submitted to Newco shareholder that have been recommended by management during that two-year period. The voting and lock-up agreements also contain non-competition provisions applicable to the directors who signed such agreements for a three-year period following the Merger.

Dissenters’ Rights

Overview. Under the New Hampshire Business Corporation Act, N.H. RSA 293-A (the “NHBCA”), holders of Primary Bank common stock who do not vote to approve the Merger Agreement and who otherwise comply with all applicable statutory requirements are entitled to dissenters’ rights and to receive payment of the “fair value” of their shares of Primary Bank common stock in cash (“Dissenters’ Rights” or “Appraisal Rights”). The right to dissent is sometimes referred to as the right of appraisal.

“Fair value” for purposes of the NHBCA means the value of the shares immediately before the Effective Time, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable. Fair value under the NHBCA may be greater than, less than, or equal to the Merger Consideration of $33.00 per share.

The Merger Agreement contains a closing condition that the total number of Dissenting Shares may not exceed 10% of the shares of Primary Bank common stock outstanding as of the record date for the special meeting. If Dissenting Shares exceed 10% of the outstanding shares, the Hometown Parties have the right, but not the obligation, to waive this condition and proceed to closing.

The full text of the applicable provisions of the NHBCA governing Dissenters’ Rights is attached to this proxy statement/prospectus as Annex B and is incorporated herein by reference. The following is intended to be a summary of the material provisions of Dissenters’ Rights under the NHBCA and is qualified in its entirety by reference to the full text of the NHBCA attached as Annex B. Primary Bank shareholders wishing to exercise Dissenters’ Rights should review Annex B carefully and are encouraged to consult with their own legal counsel before taking any action.

Procedure for Exercising Dissenters’ Rights. To exercise Dissenters’ Rights, a shareholder of Primary Bank must strictly comply with all of the procedures set forth in the NHBCA. Failure to comply with any procedural requirement may result in the forfeiture of Dissenters’ Rights. The required steps are summarized below:

•
Notice of Intent to Demand Payment. Before the vote is taken at the special meeting to approve the Merger Agreement, a shareholder wishing to exercise Dissenters’ Rights must deliver a written notice of intent to demand payment of the fair value of his, her, or its shares to Primary Bank. This notice is in addition to (and not a substitute for) any vote cast against the approval of the Merger Agreement.
•
Vote Against or Abstain. The dissenting shareholder must not vote in favor of the approval of the Merger Agreement. A vote in favor of the Merger Agreement will constitute a waiver of Dissenters’ Rights. Abstaining from voting or voting against the Merger Agreement will satisfy this requirement.
•
Demand for Payment. After the Effective Time, the dissenting shareholder must deliver a demand for payment to Primary Bank (or the Surviving Bank), in such form as Primary Bank may specify in a dissenter’s notice delivered to shareholders pursuant to the NHBCA following approval of the Merger Agreement. The demand for payment must include information required by the NHBCA and must be delivered within the time period specified in the dissenter’s notice.
•
Payment of Estimated Fair Value. Following receipt of a properly submitted demand for payment, Primary Bank (or the Surviving Bank) must pay each dissenting shareholder the amount it estimates to be the fair value of the dissenting shares, plus accrued interest, subject to the shareholder complying with the procedures set forth in the NHBCA.
•
Judicial Appraisal. If the dissenting shareholder disagrees with Primary Bank’s estimate of the fair value of his, her, or its shares, the shareholder may demand judicial determination of the fair value of the shares by filing a petition in the appropriate New Hampshire court within 60 days after Primary Bank makes or offers payment. The court will then determine the fair value of the shares and order payment accordingly, together with interest.

Shareholders who wish to exercise Dissenters’ Rights should note that the procedural requirements of the NHBCA are strict. Failure to deliver a timely written notice of intent to demand payment, failure to vote against the Merger Agreement (or to abstain), or failure to timely submit a demand for payment may result in the loss of Dissenters’ Rights. Shareholders who exercise Dissenters’ Rights will not receive the Merger Consideration and instead will receive payment of the judicially or otherwise determined fair value of their shares in cash.

A shareholder who exercises Dissenters’ Rights may withdraw such demand and accept the Merger Consideration at any time before the filing of a petition for judicial appraisal, or with the consent of Primary Bank (or the Surviving Bank) at any time after such filing, in each case in accordance with the applicable provisions of the NHBCA.

ANY SHAREHOLDER OF PRIMARY BANK CONSIDERING EXERCISING DISSENTERS’ RIGHTS SHOULD CONSULT WITH HIS, HER, OR ITS OWN LEGAL COUNSEL REGARDING THE APPLICABILITY OF DISSENTERS’ RIGHTS AND THE PROCEDURES REQUIRED UNDER THE NHBCA BEFORE TAKING ANY ACTION. THE FOREGOING SUMMARY DOES NOT CONSTITUTE LEGAL ADVICE.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated herein by reference. Shareholders are encouraged to read the Merger Agreement carefully and in its entirety.

Structure of the Merger

Pursuant to the Merger Agreement, Primary Bank will merge with and into TruNorth Bank, which will be the surviving entity. On August 21, 2026, bankESB was renamed TruNorth Bank when bankESB merged with bankHometown and TruNorth Bank, the other two subsidiary banks of Hometown Financial Group, Inc. (a Massachusetts corporation). As a result of the Merger, the separate corporate existence of Primary Bank will terminate.

The Merger will become effective upon the filing of articles of merger with the applicable state regulatory authorities, or at such later time as may be specified in the relevant articles of merger. The parties will use their reasonable best efforts to cause the Merger to be completed as promptly as practicable following the satisfaction or waiver of all conditions set forth in the Merger Agreement.

Merger Consideration

At the Effective Time, each issued and outstanding share of Primary Bank common stock (other than shares held by Primary Bank as treasury stock and shares held by shareholders who have properly exercised dissenters’ rights under New Hampshire law) will be converted into the right to receive, at the election of the holder:

(i)
$33.00 in cash, without interest; or
(ii)
3.1 shares of Newco common stock, subject to proration and adjustment as described below.

The exchange ratio of 3.1 shares of Newco common stock was determined by dividing $31.00 by the $10.00 per share Conversion Offering price for Newco common stock. If the price per share in the Conversion Offering is different from $10.00, the exchange ratio will be adjusted proportionately so that the implied value of the Stock Consideration remains the same.

Proration and Allocation

The aggregate Merger Consideration is structured so that 50% of the outstanding shares of Primary Bank common stock will receive the Cash Consideration and 50% will receive the Stock Consideration. The following proration and allocation rules apply:

•
If the aggregate number of shares for which cash elections are made exceeds 50% of the total outstanding Primary Bank shares, then each cash-electing shareholder will receive a proportionately reduced amount of Cash Consideration, with the balance of such consideration payable in Stock Consideration.
•
If the aggregate number of shares for which stock elections are made exceeds 50% of the total outstanding Primary Bank shares, then each stock-electing shareholder will receive a proportionately reduced amount of Stock Consideration, with the balance of such consideration payable in Cash Consideration.
•
Shares for which no valid election is timely made (“Non-Election Shares”) will be allocated to fill any shortfall in either the cash or stock pool before proration of electing shareholders is applied.

Election Procedures

An election form will be mailed to each holder of record of Primary Bank common stock as of the record date for the special meeting not less than 30 calendar days before the anticipated closing date of the Merger. To make a valid election, each shareholder must complete and return the election form to the exchange agent, accompanied by the stock certificates representing the Primary Bank common stock as to which the election form is being made, by the election deadline, which will be 25 days following the election form mail date. A Primary Bank shareholder may, at any time before the election deadline, change or remake his or her election by written notice received by the exchange agent before the election deadline accompanied by a properly completed and signed revised election form. Any shareholder who fails to make a properly completed and timely election, or whose election form is received after the election deadline, will be treated as having made no election and will hold Non-Election Shares subject to allocation as described herein.

Exchange Procedures

Promptly after the Effective Time, but in no event later than five business days thereafter, the exchange agent will mail to each Primary Bank shareholder who did not surrender, or who improperly surrendered, such shareholder’s stock certificates (other than stock certificates with respect to dissenting shares) to the exchange agent and who was, immediately before the exchange agent, a holder of record of Primary Bank common stock a notice advising such holders of the effectiveness of the Merger, including a form of letter of transmittal for use in effecting the surrender of stock certificates in exchange for the Merger Consideration. Upon surrender to the exchange agent of a stock certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with its instructions, the holder of such stock certificate will promptly be provided in exchange therefor, but in no event later than five business days after due surrender, (x) a certificate, or at the election of Newco, a statement reflecting shares issued in book-entry form, representing the number of whole shares of Newco Common Stock that such holder is entitled to this, and (y) a check in the amount equal to the sum of (A) the cash portion of the Merger Consideration that such holder has the right to receive in respect of such Certificate surrendered, (B) any cash in lieu of fractional shares and (C) any dividends or other distributions that such holder is entitled, and the stock certificate so surrendered will be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of stock certificates.

Anti-Dilution Provisions

If, between the date of the Merger Agreement and the Effective Time, the outstanding shares of Primary Bank common stock are changed into a different number or class of shares by reason of any stock split, stock dividend, reclassification, recapitalization, or similar transaction, then the Exchange Ratio will be adjusted proportionately.

Treatment of Stock Options

At the Effective Time, each outstanding option to purchase shares of Primary Bank common stock, whether vested or unvested, will be cancelled and terminated. In lieu of any other payment, the holder of each such cancelled option will be entitled to receive a cash payment equal to the product of (1) the number of shares of Primary Bank common stock subject to such option and (2) $33.00, minus the aggregate exercise price of such option, less any applicable tax withholdings.

The Primary Bank 2015 Stock Incentive Plan and the Primary Bank 2020 Stock Incentive Plan will each terminate as of the Effective Time. Newco will not assume or substitute any outstanding Primary Bank stock options or any of Primary Bank’s equity compensation plans.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Primary Bank and the Hometown Parties to the other. These representations and warranties relate to, among other things: corporate organization and qualification; corporate authority and enforceability; capitalization; financial statements; absence of undisclosed liabilities; compliance with applicable laws and regulations; environmental matters; regulatory filings and correspondence; tax matters; loan portfolios; investment securities; loan portfolios; intellectual property; material contracts and commitments; pending or threatened litigation; and employee benefit plans.

In addition to the foregoing, Primary Bank has made representations and warranties specifically regarding its related party transactions and its compliance with the Community Reinvestment Act, anti-money laundering rules and privacy laws and regulations.

The representations and warranties of each party will survive until the earlier of (1) the Effective Time or (2) the termination of the Merger Agreement in accordance with its terms, and will not survive the closing of the Merger.

Covenants of Primary Bank

Primary Bank has agreed to a number of affirmative and negative covenants that will govern its conduct of business during the period between the signing of the Merger Agreement and the Effective Time.

Affirmative Covenants. Primary Bank has agreed to, among other things: (1) conduct its business in the ordinary course in all material respects consistent with past practice; (2) maintain and preserve its business, organization, employees and advantageous business relationships; and (3) take no action that would reasonably be expected to adversely affect or materially delay the ability of Primary Bank or the Hometown Parties to obtain any necessary regulatory approvals.

Negative Covenants (Restrictions Without Hometown Consent). Without the prior written consent of Hometown, Primary Bank has agreed not to take any of the following actions:

•
other than (1) federal funds and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of one year and (2) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
•
adjust, split, combine or reclassify any capital stock;
•
make, declare, pay or set a record date for any dividend, or any other distribution, or redeem, purchase or otherwise acquire, any shares of its capital stock, except, in each case, (A) dividends paid by any of the subsidiaries of Primary Bank to Primary Bank, or (B) the acceptance of shares of Primary Bank common stock as payment for withholding taxes or exercise price incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
•
except as previously disclosed to the Hometown Parties, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Primary Bank or any of its subsidiaries;
•
issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Primary Bank or its subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Primary Bank or its subsidiaries, except pursuant to the vesting or settlement of Primary Bank stock options in accordance with their terms;
•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business, or cancel, release or assign any indebtedness or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the Merger Agreement;
•
make any material investment in or acquisition of any other person or the property, deposits or assets of any other person, in each case, other than a wholly owned subsidiary of Primary Bank, except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business;
•
terminate, materially amend, renew, or waive any material provision of, any Primary Bank contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to Primary Bank, or enter into any contract that would constitute a Primary Bank contract if it were in effect on the date of the Merger Agreement, except for transactions in the ordinary course of business;
•
except as required under the terms of any Primary Bank benefit plan existing as of the date of the Merger Agreement or previously disclosed to Hometown or applicable law, (1) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant, (2) amend any Primary Bank benefit plan, except to comply with applicable law, (3) increase the compensation or benefits (including the amount of board fees) payable to any current or former employee, officer, director, independent contractor or consultant, except for in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (4) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for amounts payable in accordance with any bonus or incentive compensation plan, (5) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (6) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (7) fund any rabbi trust or similar arrangement, (8) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (9) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000, or (10) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of Primary Bank or any of its subsidiaries;
•
settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount not in excess of $50,000 individually or in the aggregate, and that would not impose any material restriction on the business of Primary Bank, or, after the consummation of the Merger, Newco and its subsidiaries;
•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
•
amend its articles of agreement, bylaws or comparable governing documents;
•
materially restructure or materially change its investment securities, derivatives, wholesale funding or bank-owned life insurance portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
•
implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;
•
(1) enter into any new line of business, or (2) make any other loan or extension of credit or grant additional credit to a current borrower, except in each case, in the ordinary course of business consistent with past practice; provided that any new individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit to an existing borrower, in each case, in excess of $100,000, and any new individual secured loan or secured extension of credit or grant of additional secured credit to an existing borrower (without regard to type of collateral or method of security), in each case, in excess of $2,000,000 will require the prior written approval of the Chief Credit Officer of TruNorth Bank or another officer designated in writing by the Hometown Parties, which approval or rejection shall be given in writing within three business days after the loan package is delivered to such individual or it will be deemed approved;
•
take any action that is intended or expected to result in any of Primary Bank’s representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied, or in a violation of any provision of the Merger Agreement;
•
merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;
•
make any material changes in policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service loans, (2) investment, deposit pricing, risk and asset liability management or other banking and operational matters, or (3) hedging, in each case, except as required by law or required or requested by a governmental entity;
•
make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $50,000 individually or $100,000 in the aggregate;
•
make, change or revoke any material tax election, adopt or change any material tax accounting method, file any material amended tax return, settle or compromise any tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material tax claim or assessment, grant any power of attorney with respect to material taxes, surrender any right to claim a refund of material taxes, enter into any closing agreement with respect to any material tax or refund or amend any material tax return;

•
make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;
•
materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or
•
agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions referenced above.

Covenants of the Hometown Parties

The Hometown Parties have agreed to certain covenants during the period between the signing of the Merger Agreement and the Effective Time. Specifically, Hometown has agreed not to take any action that would:

(i)
prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, thereby jeopardizing the intended tax-free treatment of the Stock Consideration for eligible Primary Bank shareholders;
(ii)
amend its governing documents in a manner that would be materially adverse to the holders of Primary Bank common stock;
(iii)
adversely affect the ability of the parties to obtain all required regulatory approvals for completion of the Merger;
(iv)
implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;
(v)
take any action that is intended or expected to result in any of the Hometown Parties’ representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger Agreement not being satisfied, or violates any provision of the Merger Agreement, provided nothing in the Merger Agreement limits or prohibits the Hometown Parties from issuing debt securities before the closing of the Merger; or
(vi)
agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions referenced above.

Regulatory Matters

The parties have agreed to cooperate fully with each other and to use their respective reasonable best efforts to prepare and file all applications, notices, and other filings required to obtain all necessary regulatory approvals for the Merger within 75 days following the signing of the Merger Agreement. Each party will promptly notify the other upon receipt of any regulatory inquiry, comment, or request for additional information and will keep the other party informed of the status of any pending regulatory applications.

Shareholder Approval

Primary Bank has agreed to call and hold a special meeting of its shareholders as promptly as practicable for the purpose of submitting the Merger Agreement and the transactions contemplated thereby for approval by Primary Bank’s shareholders. Primary Bank is obligated to submit the Merger Agreement to its shareholders for approval even if the Primary Bank Board of Directors has changed, withdrawn, or modified its recommendation in favor of the Merger.

Except as provided below, Primary Bank and its Board of Directors will use its reasonable best efforts to obtain the required vote from the shareholders of Primary Bank, including by communicating to the shareholders of Primary Bank its recommendation that such shareholders approve the Merger Agreement and the transactions contemplated thereby (the “Primary Bank Board Recommendation”). Except as provided below, Primary Bank and its Board of Directors will not (1) withhold, withdraw, modify or qualify in a manner adverse to the Hometown Parties, the Primary Bank Board Recommendation, (2) fail to make the Primary Bank Board Recommendation, (3) adopt, approve, recommend or endorse an Acquisition Proposal (as defined herein) or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (4) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Primary Bank Board

Recommendation, within ten business days after an Acquisition Proposal is made public or any request by Hometown to do so, or (5) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

Subject to its duties to not solicit third-party proposals, described below, if the Board of Directors of Primary Bank, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Primary Bank Board Recommendation, the Primary Bank Board of Directors may, before the receipt of the required vote from the shareholders of Primary Bank, submit the Merger Agreement to its shareholders without recommendation, in which event the Primary Board of Directors may communicate the basis for its lack of a recommendation to its shareholders; provided, that the Primary Bank Board of Directors may not take any actions under this sentence unless (1) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal constitutes a Superior Proposal (as defined herein) and did not result from a breach of its requirement not to solicit third-party proposals, and (2) the Primary Bank Board of Directors (A) gives Hometown at least three business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal and the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof), (B) during such three business day period, Primary Bank has considered and negotiated with the Hometown Parties in good faith regarding any adjustments or modifications to the terms and conditions of the Merger Agreement, and (C) at the end of such notice period, takes into account any amendment or modification to the Merger Agreement proposed by the Hometown Parties and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Primary Bank Board Recommendation and (y) such Acquisition Proposal continues to constitute a Superior Proposal.

Non-Solicitation Provision

From the date of the Merger Agreement until the Effective Time or termination of the Merger Agreement, Primary Bank is prohibited from, and must instruct its representatives not to: (1) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal (as defined herein); (2) engage or participate in any negotiations with any person concerning any Acquisition Proposal; (3) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal; (4) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract); or (5) unless the Merger Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement entered into in accordance with the requirements in the Merger Agreement for an Acquisition Proposal) in connection with or relating to any Acquisition Proposal.

Notwithstanding the foregoing, if, before the date of the Primary Bank special meeting, Primary Bank receives an unsolicited, bona fide written Acquisition Proposal that the Board of Directors determines in good faith (after receiving the advice of its financial advisor and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal (defined below) and failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, Primary Bank may, subject to strict conditions set forth in the Merger Agreement, engage in discussions or negotiations with the proponent of such proposal.

Primary Bank must notify the Hometown Parties in writing within 24 hours of receipt of any Acquisition Proposal or any inquiry that could reasonably be expected to lead to an Acquisition Proposal, including the material terms and identity of the proponent and will provide the Hometown Parties with an unredacted copy of such proposal.

“Acquisition Proposal” is defined in the Merger Agreement as any offer, proposal or inquiry relating to, or any third-party indication of interest in, (1) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Primary Bank and its subsidiaries or 25% or more of any class of equity or voting securities of Primary Bank or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Primary Bank, (2) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Primary Bank or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Primary Bank, or (3) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Primary Bank or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Primary Bank.

“Superior Proposal” is defined in the Merger Agreement as any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that Primary Bank’s Board of Directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors) (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Primary Bank’s common stock or all, or substantially all, of the assets of Primary Bank, (y) would result in a transaction that (i) involves consideration to the holders of the shares of Primary Bank’s common stock that is, after accounting for payment of the termination fee that may be required, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of Primary Bank’s common stock pursuant to the Merger Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and that proposal is not conditioned upon obtaining financing and (ii) is, in light of the other terms of such proposal, more favorable to the shareholders of Primary Bank than the Merger and the other transactions contemplated by the Merger Agreement, and (z) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

Employee Matters

The Merger Agreement provides that employees of Primary Bank and its subsidiaries immediately before the closing of the Merger, whose employment is not specifically terminated by the closing (“Continuing Employees”) will receive compensation and bonus opportunities that are substantially comparable to the base compensation and bonus opportunities that are generally made available to similarly situated employees of TruNorth Bank. Accrued and unused paid time off of Continuing Employees will be honored by the Surviving Bank following the Effective Time. Neither TruNorth Bank nor Primary Bank will cause any coverage of a Continuing Employee or such employee’s dependents to terminate under any Primary Bank health and welfare plan before the time such Continuing Employee or such employee’s dependents are participating in the health and welfare plans common to all employees of TruNorth Bank and their dependents, except in the case of a termination of employment or other service or ineligibility for continued coverage.

TruNorth Bank may provide retention incentives to certain employees of Primary Bank to retain such employees through and, in some circumstances, after the closing date, with the participating employees, amounts, and specific terms of such retention bonuses to be mutually determined by the leadership teams of the Hometown Parties and Primary Bank. Such designated employees will enter into retention agreements to be provided by the Hometown Parties and reasonably acceptable to Primary Bank.

With respect to any employee benefit plans of the Hometown Parties in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), the Hometown Parties will use commercially reasonable best efforts to: (1) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Primary Bank benefit plan, (2) provide each such Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid through the month end preceding the closing date under a Primary Bank benefit plan (to the same extent that such credit was given under the analogous Primary Bank benefit plan before the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (3) recognize all service of such Continuing Employees with Primary for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Primary Bank Benefit Plan before the Effective Time; provided that the foregoing service recognition will not apply (A) for purposes of the twelve-month waiting period for eligibility under the TruNorth Bank Employee Stock Ownership Plan, (B) to the extent it would result in duplication of benefits for the same period of services, (C) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan or provides grandfathered benefits.

As of the Effective Time, the Hometown Parties will (1) assume and honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of Primary Bank (the “Primary PTO Policies”), (2) provide additional accruals to Continuing Employees following the Effective Time under the PTO policy of TruNorth Bank in the same manner as provided to similarly situated employees of TruNorth Bank, and (3) recognize all service of any Continuing Employee with Primary Bank for determining PTO.

The Primary Bank 401(k) plan will be terminated effective as of the business day immediately preceding the Effective Time unless otherwise agreed between the parties. All participants in the Primary Bank 401(k) plan will become fully vested in their account balances as of the termination date, and continuing employees will be permitted to participate in the TruNorth Bank 401(k) plan without any gap in coverage.

Any Continuing Employee who is involuntarily terminated without cause within six months following the Effective Time will be entitled to severance pay equal to two weeks of base salary for each full year of service, subject to a minimum of four weeks and a maximum of 26 weeks of base salary, subject to such employee’s execution and non-revocation of a release of claims.

Indemnification and Directors’ and Officers’ Insurance

For a period of six years following the Effective Time, TruNorth Bank will indemnify, defend, and hold harmless and will advance expenses as incurred to all persons currently indemnified under Primary Bank’s governing documents against all claims, losses, and expenses arising out of acts or omissions occurring at or before the Effective Time, to the fullest extent permitted by applicable law and Primary Bank’s organizational documents; provided, that in the case of advancement of expenses, the indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final determination by a court of competent jurisdiction that such party was not subject to indemnification.

Newco or TruNorth Bank will cause the surviving entity to maintain directors’ and officers’ liability insurance covering the persons and acts or omissions covered by Primary Bank’s existing D&O insurance policy for a period of six years after the Effective Time. The aggregate annual premium for such tail insurance coverage will not exceed 250% of the current annual premium paid by Primary Bank for its existing D&O insurance.

Conditions to Completion of the Merger

The respective obligations of each party to complete the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of the following mutual conditions:

(i)
Receipt of all required regulatory approvals, without the imposition of any condition or restriction that would constitute a materially burdensome condition and the satisfaction of all waiting periods;
(ii)
The Registration Statement on Form S-1 (or other applicable form) filed by Newco with the SEC in connection with the Conversion Offering and the Merger Agreement has been declared effective and is not be the subject of any stop order or proceeding seeking a stop order;
(iii)
Hometown Financial Group, MHC completed the Conversion;
(iv)
Approval of the listing of Newco common stock on The Nasdaq Stock Market (or such other national securities exchange as the parties may agree), subject only to official notice of issuance;
(v)
Receipt by each of Primary Bank and Hometown of a written tax opinion from its legal counsel, dated as of the closing date, to the effect that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;
(vi)
No order, injunction decree, or other legal restraint or prohibition issued by any court of competent jurisdiction or governmental authority must be in effect that prevents or makes illegal the consummation of the Merger;
(vii)
Approval of the Merger Agreement and the transactions contemplated thereby by the required vote of the shareholders of Primary Bank;
(viii)
The representations and warranties of the other party must be accurate as of the closing date (subject to a Material Adverse Effect standard for most representations);
(ix)
The other party must have performed and complied in all material respects with all covenants and agreements required to be performed prior to the closing date;
(x)
Receipt of a certificate of the other party, signed by a duly authorized officer, certifying that the conditions in (viii) and (ix) above have been satisfied; and
(xi)
Receipt of all required third-party notices, consents or waivers.

As an additional condition to the Hometown Parties’ obligation to complete the Merger, the aggregate number of shares of Primary Bank common stock for which dissenters’ rights have been properly exercised and not withdrawn must not exceed 10% of the total outstanding shares of Primary Bank common stock.

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Maryland, without regard to any applicable conflicts of law.

Termination

The Merger Agreement may be terminated and the Merger abandoned at any time before the Effective Time under the following circumstances:

(i)
By mutual written consent of Primary Bank and the Hometown Parties;
(ii)
By either Primary Bank or Hometown, if any governmental authority with jurisdiction over any required regulatory approval has denied such approval and such denial has become final and non-appealable, or has issued a final, non-appealable order permanently enjoining or otherwise prohibiting the Merger, and all appeals of such denial or order have been exhausted;
(iii)
By either Primary Bank or the Hometown Parties, if the Merger has not been completed on or before July 6, 2027 unless the failure to close by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its obligations, covenants and agreements;
(iv)
By either Primary Bank or the Hometown Parties, if the other party has materially breached any representation, warranty, covenant, or agreement in the Merger Agreement and such breach is not cured within 45 days after written notice thereof;
(v)
By the Hometown Parties, if the Primary Bank Board of Directors has changed, withdrawn, or modified its recommendation in favor of the Merger, or has approved, endorsed, or recommended any Acquisition Proposal or Primary Bank has breached its obligations related to the special meeting of shareholders or its non-solicitation obligations; or
(vi)
By either Primary Bank or the Hometown Parties, if the Primary Bank shareholders fail to approve the Merger Agreement and the transactions contemplated thereby at the special meeting.

Termination Fee

Primary Bank has agreed to pay the Hometown Parties a termination fee of $6.25 million if the Merger Agreement is terminated as follows: a bona fide Acquisition Proposal (with the understanding that all references in the definition of Acquisition Proposal to “25%” will instead refer to “50%”) has been made known to Primary Bank or has been made directly to the shareholders of Primary Bank, or any person has publicly announced (and not withdrawn at least two business days before the Primary Bank shareholder meeting) an Acquisition Proposal, in each case with respect to Primary Bank and (A) (x) thereafter the Merger Agreement is terminated by either the Hometown Parties or Primary Bank if the Merger Agreement has not been terminated by July 6, 2027, without receipt of the required vote by the Primary Bank shareholders or (y) thereafter the Merger Agreement is terminated by the Hometown Parties as a result of a willful breach of the Merger Agreement by Primary Bank, or (z) the Merger Agreement is terminated by either the Hometown Parties or Primary Bank (following the Primary Bank meeting of shareholders, if Primary Bank (1) has not breached any of its obligations as it relates to its meeting of shareholders or its non-solicitation restrictions in any material respect, and (2) failed to obtain the required vote of the Primary Bank shareholders at a Primary Bank shareholder meeting or at any adjournment or postponement thereof at which a vote on the adoption of the Merger Agreement was taken and (B) before the date that is twelve months after the date of such termination, Primary Bank enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above).

The Merger Agreement provides that the termination fee constitutes liquidated damages and not a penalty and is the sole monetary remedy of Hometown against Primary Bank in the circumstances described above, except in cases of fraud or willful and material breach.

Expenses

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expense.

Amendment and Waiver

The Merger Agreement may be amended by the written agreement of the parties at any time before the Effective Time. Notwithstanding the foregoing, after the Merger Agreement has been approved by the shareholders of Primary Bank, no amendment may be made that would require shareholder approval under applicable law.

Either party may, at any time before the Effective Time, waive compliance with any inaccuracies in the representations or warranties of the other party or the covenants or conditions contained in the Merger Agreement that are for the benefit of such waiving party; provided, that after receipt of shareholder approval, there may not be any waiver that requires further shareholder approval. Any such waiver must be set forth in a written instrument duly executed by the waiving party and will not be deemed a continuing waiver or a waiver of any other provision.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general summary of certain U.S. federal income tax consequences of the Merger to U.S. holders (as defined herein) of Primary Bank common stock that exchange their shares of Primary Bank common stock for Stock Consideration and/or Cash Consideration in the Merger. The following summary is based upon the provisions of the Code, its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS and judicial decisions, all as currently in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, and to differing interpretations possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only U.S. holders who hold Primary Bank common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and the tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to particular Primary Bank shareholders.

Holders of Primary Bank common stock that are not U.S. holders should consult their own tax advisors as to the tax consequences of the Merger. This discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences, or under any U.S. federal laws other than those pertaining to income tax. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income, any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or any alternative minimum tax) that may be relevant to U.S. holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Primary Bank common stock that are subject to special rules, including, but not limited to:

•
financial institutions;
•
partnerships or other pass-through entities (or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes) or investors in such partnerships or pass-through entities;
•
mutual funds;
•
S corporations or investors in such S corporations;
•
insurance companies;
•
tax-exempt organizations or governmental organizations;
•
dealers or brokers in securities or currencies;
•
traders in securities that elect to use a mark-to-market method of accounting;
•
regulated investment companies;
•
real estate investment trusts;
•
tax-qualified retirement plans;
•
persons that hold Primary Bank common stock as part of a straddle, hedge, constructive sale or conversion transaction;
•
holders who exercise dissenters’ rights;
•
individuals who are U.S. expatriates and former citizens or long-term residents of the United States;

•
holders who acquired their shares of Primary Bank common stock through the exercise of an employee stock option or otherwise as compensation; and
•
persons that have a functional currency other than the U.S. dollar.

If a partnership or pass-through entity (or other entity or arrangement classified as a partnership or pass-through entity for U.S. federal income tax purposes) holds Primary Bank common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships for U.S. federal income tax purposes and partners in such a partnership should consult their tax advisors about the tax consequences of the Merger to them.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Primary Bank common stock that is, or is treated for U.S. federal income tax purposes as, any of the following:

•
an individual who is a citizen or resident of the United States;
•
a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia;
•
a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or
•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

No rulings have been, or will be, sought by Primary Bank or the Hometown Parties from the IRS with respect to the Merger, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described in this proxy statement/prospectus. The actual tax consequences of the Merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Primary Bank or the Hometown Parties.

All Primary Bank shareholders should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of U.S. federal, state, local or non-U.S. income or other tax laws.

The parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the Hometown Parties’ obligation to complete the Merger that the Hometown Parties receive an opinion from Luse Gorman, as of the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Additionally, it is a condition to Primary Bank’s obligation to complete the Merger that Primary Bank receive an opinion from Gallagher, Callahan & Gartrell, as of the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “opinions”). The opinions will be subject to customary qualifications and assumptions, including that the Merger will be completed according to the terms of the Merger Agreement. One critical factual assumption is that at least 40% of the value of the Merger Consideration received in exchange for Primary Bank’s common stock in the Merger will consist of Stock Consideration, taking into account the Cash Consideration received (including any cash paid in lieu of fractional shares of Stock Consideration) and cash payable to holders of dissenting shares.

These opinions will also be based on the assumption that the representations included in the representation letters of Primary Bank and the Hometown Parties, are, as of the effective time of the Merger, true and complete without qualification and that the representation letters of Primary Bank and the Hometown Parties are executed by appropriate and authorized officers of Primary Bank and the Hometown Parties. Neither of the opinions described above will be binding on the IRS. Primary Bank and the Hometown Parties have not sought and will not seek any ruling from the IRS regarding any matters relating to the Merger, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the Merger Agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the Merger could be adversely affected. Accordingly, each holder of Primary Bank common stock should consult his, her or its tax advisor with respect to the particular tax consequences of the Merger to such holder.

U.S. Federal Income Tax Consequences to Primary Bank and the Hometown Parties

With respect to the Merger, each of Primary Bank and the Hometown Parties will be considered a “party to a reorganization” within the meaning of Section 368(b) of the Code, and neither Primary Bank nor Hometown Parties will recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

U.S. Federal Income Tax Consequences to U.S. Holders Generally

If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders of the Merger are as follows:

•
a U.S. holder of Primary Bank common stock receiving solely Stock Consideration (or receiving Stock Consideration and cash solely in lieu of a fractional share) in exchange for such Primary Bank common stock generally will not recognize any gain or loss upon receiving Stock Consideration, except with respect to the cash received in lieu of a fractional share of Stock Consideration;
•
a U.S. holder of Primary Bank common stock receiving solely cash in exchange for such Primary Bank common stock generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s aggregate tax basis in the shares of Primary Bank common stock surrendered;
•
a U.S. holder of Primary Bank common stock receiving a combination of Stock Consideration and cash in exchange for such Primary Bank common stock generally will (1) not recognize any loss upon surrendering its Primary Bank common stock and (2) recognize gain upon surrendering its Primary Bank common stock equal to the excess, if any, of (a) the sum of the amount of cash consideration received plus the fair market value (determined as of the effective time) of the Stock Consideration received over (b) such U.S. holder’s aggregate tax basis in the shares of Primary Bank common stock surrendered, but only to the extent of the amount of cash consideration;
•
a U.S. holder’s aggregate tax basis in the Stock Consideration received in the Merger (including fractional shares deemed received and deemed redeemed as described below) will equal the holder’s tax basis in the Primary Bank common stock surrendered therefor in the Merger, reduced by any cash received (other than any cash paid in lieu of a fractional share of Stock Consideration), and increased by the amount of gain the holder recognizes on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, but excluding any gain recognized with respect to cash paid in lieu of a fractional share of Stock Consideration);
•
a U.S. holder’s holding period in the Stock Consideration received by such holder in the Merger will include the holder’s holding period in the Primary Bank common stock surrendered in exchange therefor; and
•
a U.S. holder who receives cash in lieu of a fractional share of Stock Consideration will be treated as having received the fractional share pursuant to the Merger and then as having exchanged that fractional share with Hometown Parties for cash in a redemption transaction. Such holder will generally recognize gain or loss equal to the difference between the amount of cash received and such holder’s tax basis allocated to such fractional share.

If a U.S. holder acquired different blocks of shares of Primary Bank common stock (a block of stock is stock of the same class acquired on the same day at the same price per share) at different times or different prices, any gain or loss may be determined separately for each block of shares and such U.S. holder’s basis and holding period in its shares of Stock Consideration may be determined with reference to each block of shares of Primary Bank common stock. Each holder should consult his, her or its tax advisor regarding the manner in which the cash consideration and stock consideration should be allocated among different blocks of shares of Primary Bank common stock surrendered and the determination of the tax bases and holding periods of the Stock Consideration received.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to cash payments made to U.S. holders in connection with the Merger, unless an exemption applies. Backup withholding (currently, at a rate of 24%) may apply to amounts subject to information reporting if the applicable shareholder fails to provide an accurate taxpayer identification number, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to establish an exemption from backup withholding. U.S. holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding and a refund of any excess, provided that all required information is timely provided to the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE APPLICABLE OR OF IMPORTANCE TO A PARTICULAR HOLDER. THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON A HOLDER’S SPECIFIC SITUATION. EACH HOLDER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTION IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

DESCRIPTION OF NEWCO CAPITAL STOCK

For the purposes of this “Description of Newco Common Stock” disclosure, references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other information disclosed in this proxy statement/prospectus.

General

Hometown Financial is authorized to issue 200,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. It expects to issue in the conversion and stock offering up to 82,524,000 shares of common stock, including the shares expected to be issued to the charitable foundation, plus approximately 7,566,012 shares as part of the merger consideration for our acquisition of Primary Bank. Hometown Financial will not issue any shares of preferred stock in the conversion and stock offering. Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock according to the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and non-assessable.

The shares of common stock will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC, the Depositors Insurance Fund or any other government agency.

Common Stock

Dividends. Hometown Financial may pay dividends on its common stock if, after giving effect to such distribution, (1) it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and (2) its total assets exceed the sum of its liabilities and the amount needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference in the event of dissolution. The payment of dividends by Hometown Financial is also subject to limitations that are imposed by applicable regulation, including restrictions on payments of dividends that would reduce Hometown Financial’s assets below the then-adjusted balance of its liquidation account. The holders of common stock will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If Hometown Financial issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon consummation of the conversion and stock offering, the holders of common stock of Hometown Financial will have exclusive voting rights in Hometown Financial. They will elect the board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If Hometown Financial issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Amendments to the articles of incorporation require a two-thirds stockholder vote in certain circumstances, and certain matters require an 80% stockholder vote.

As a stock savings bank, corporate powers and control of TruNorth Bank are vested in its board of directors, who elect the officers of TruNorth Bank and who fill any vacancies on the board of directors. Voting rights of TruNorth Bank are vested exclusively in the owners of the shares of capital stock of TruNorth Bank, which will be Hometown Financial. Shares of TruNorth Bank’s stock will be voted at the direction of Hometown Financial’s board of directors. Consequently, the holders of the common stock of Hometown Financial will not have direct control of TruNorth Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of TruNorth Bank, Hometown Financial, as the holder of 100% of TruNorth Bank’s capital stock, would be entitled to receive all assets of TruNorth Bank available for distribution, after payment or provision for payment of all debts and liabilities of TruNorth Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in a liquidation account that will be established as part of the conversion for the benefit of eligible deposit account holders. In the event of liquidation, dissolution or winding up of Hometown Financial, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all the assets of Hometown Financial available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of Hometown Financial will not be entitled to preemptive rights with respect to any shares that may be issued unless preemptive rights are approved by the board of directors. The common stock is not subject to redemption.

Appraisal Rights. Holders of the common stock of Hometown Financial will not be entitled to exercise any rights of an objecting stockholder provided for under Maryland law unless our board of directors, pursuant to a resolution approved by a majority of the directors then in office, determines that such rights apply with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination.

Preferred Stock

No shares of Hometown Financial’s authorized preferred stock will be issued as part of the conversion and stock offering. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and that could assist management in impeding an unfriendly takeover or attempted change in control.

Forum Selection for Certain Stockholder Lawsuits

Hometown Financial’s articles of incorporation provide that, unless Hometown Financial consents in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Hometown Financial, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Hometown Financial to Hometown Financial or its stockholders, (3) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (4) any action asserting a claim governed by the internal affairs doctrine will be conducted in a state or federal court located within the State of Maryland, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Hometown Financial shall be deemed to have received notice of, and have consented to, the exclusive forum provision of the articles of incorporation. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with Hometown Financial and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both.

COMPARISON OF SHAREHOLDERS’ RIGHTS

The following is a summary comparison of certain material differences between the rights of shareholders of Primary Bank, a New Hampshire–chartered banking corporation (“Primary Bank”), and the rights of stockholders of Hometown Financial Group, Inc., a Maryland corporation (“Newco”). Primary Bank is governed by its Articles of Agreement and Bylaws, and by the laws of the State of New Hampshire, including, without limitation, RSA Chapter 392 (governing banking corporations) and RSA Chapter 293-A (the New Hampshire Business Corporation Act). Newco is governed by its Articles of Incorporation and Bylaws, and by the laws of the State of Maryland, including, without limitation, the Maryland General Corporation Law (the “MGCL”).

Upon consummation of the merger, shareholders of Primary Bank may receive shares of Newco common stock, after which they become stockholders of Newco. As a result, the rights of former Primary Bank shareholders will thereafter be governed by Maryland law and by the Newco Articles of Incorporation and Bylaws, rather than by New Hampshire law and the Primary Bank Articles of Agreement and Bylaws. The following summary is not intended to be a complete statement of the differences affecting the rights of shareholders, but rather is intended to highlight certain material differences. This summary is qualified in its entirety by reference to the full text of the governing documents of each entity, copies of which have been filed as exhibits to the registration statement of which this document forms a part, and by reference to the applicable provisions of New Hampshire and Maryland law.

Shareholders of Primary Bank are urged to read carefully the relevant provisions of the Newco Articles of Incorporation and Bylaws, copies of which are included as exhibits to the registration statement, to which this proxy statement/prospectus forms a part, as well as the applicable provisions of Maryland law, for a more complete understanding of the differences between their current rights and their rights as future stockholders of Newco.

Topic	Primary Bank (New Hampshire)	Hometown Financial Group, Inc. ("Newco") (Maryland)
Authorized Capital Stock

The Articles of Agreement of Primary Bank authorize 10,000,000 shares of common stock, par value $0.01 per share. No preferred stock is authorized.

Shares may be issued by the Board of Directors without shareholder approval.

The Articles of Incorporation of Newco authorize 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

The Board of Directors may increase or decrease the aggregate number of authorized shares without stockholder approval. The Board may also classify or reclassify any unissued shares of preferred stock and set the terms, preferences, conversion rights, and other rights of such shares without stockholder approval (“blank check” preferred stock).

Voting Rights

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. A majority of votes cast is required to approve most matters, except as otherwise provided by law or the Articles of Agreement.

There is no voting cap or restriction based on beneficial ownership percentage.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Voting Cap: The Newco Articles contain a 10% voting limitation. No person who beneficially owns in excess of 10% of the outstanding shares of common stock may vote shares in excess of such 10% limit, unless the acquisition of such shares was approved in advance by a majority of the Unaffiliated Directors of Newco. This provision is a material difference that may limit the ability of any single stockholder to exercise voting control over Newco.

Where the MGCL would otherwise require a greater-than-majority vote for stockholder authorization, the Newco Articles provide that a simple majority vote is sufficient, except as otherwise specifically provided in the Articles.

Topic	Primary Bank (New Hampshire)	Hometown Financial Group, Inc. ("Newco") (Maryland)
Cumulative Voting	The Articles of Agreement expressly provide that shareholders do not have cumulative voting rights in the election of directors.	The Articles of Incorporation expressly provide that stockholders do not have cumulative voting rights in the election of directors.
Quorum Requirements	The presence, in person or by proxy, of holders of a majority of the outstanding shares entitled to vote constitutes a quorum for the transaction of business at any meeting of shareholders.

The presence, in person or by proxy, of holders of a majority of the shares entitled to vote constitutes a quorum for the transaction of business at any meeting of stockholders, giving effect to the 10% voting cap described above.

Election of Directors

Classified Board: The Board of Directors of Primary Bank is divided into three classes, with each class serving staggered three-year terms. Directors are elected by a plurality of votes cast at annual meetings.

The Board consists of not less than 9 nor more than 20 directors. A majority of directors must be citizens and residents of New Hampshire, and each director must be a shareholder of the Bank.

Advance notice of director nominations must be provided not less than 120 days nor more than 180 days before the anniversary of the prior year’s annual meeting.

Annual Elections: Newco does not have a classified board. All directors serve one-year terms expiring at the next annual meeting of stockholders. Directors are elected by a plurality of votes cast.

The initial Board consists of 12 directors; the number may be fixed by the Board from time to time.

No person aged 72 or older is eligible for election or appointment to the Board.

Advance notice of director nominations must be provided not less than 90 days nor more than 100 days before the anniversary of the prior year’s annual meeting.

Removal of Directors

Directors may be removed with or without cause by a two-thirds vote of the full Board of Directors (not including the director subject to removal).

Directors may also be removed by shareholders with or without cause at a meeting duly called for that purpose.

Directors may be removed only for cause, and only by the affirmative vote of holders of at least two-thirds of the voting power of all outstanding shares entitled to vote generally in the election of directors. The Board of Directors may not remove directors.

This is a material difference. The Newco charter imposes a significantly higher threshold for director removal and restricts removal to “for cause” circumstances only, providing directors with greater protection against removal.

Vacancies on the Board

Vacancies may be filled by a vote of two-thirds of the directors then in office, whether or not a quorum exists. A director chosen to fill a vacancy holds office until the next meeting of shareholders at which the term of the applicable class of directors expires.

Vacancies may be filled only by the affirmative vote of two-thirds of the remaining directors, even if less than a quorum. A director elected to fill a vacancy serves for the remainder of the full term of the directorship in which the vacancy occurred.

Shareholder Meetings (Annual and Special)

Annual Meetings: The date, time, and place of annual meetings are set by the Board of Directors.

Special Meetings: May be called by the Chairman, the President, a majority of the Board of Directors, or by holders of at least 25% of the votes entitled to be cast at the meeting.

Notice of meetings must be given not less than 10 nor more than 60 days before the meeting date.

Annual Meetings: The date, time, and place of annual meetings are set by the Board of Directors.

Special Meetings: May be called by the President, the Chief Executive Officer, the Chairperson of the Board, or a majority of the Whole Board. Stockholders may request a special meeting only upon the written request of holders entitled to cast a majority of all votes entitled to be cast at such meeting. The Board has sole power to fix record dates and meeting logistics.

Topic	Primary Bank (New Hampshire)	Hometown Financial Group, Inc. ("Newco") (Maryland)
Advance notice of shareholder proposals must be provided not less than 120 days nor more than 180 days before the anniversary of the prior year’s annual meeting.

The higher threshold for stockholder-called special meetings (majority vs. 25%) is a material difference that makes it more difficult for Newco stockholders to compel a special meeting.

Notice of meetings must be given not less than 10 nor more than 90 days before the meeting date.

Advance Notice Requirements	Primary Bank’s Bylaws require advance notice of director nominations and shareholder proposals not less than 120 days nor more than 180 days before the anniversary of the prior year’s annual meeting.	Newco’s Bylaws require advance notice of director nominations not less than 90 days nor more than 100 days before the anniversary of the prior year’s annual meeting.
Shareholder Action by Written Consent	The Bylaws of Primary Bank expressly provide that no action may be taken by shareholders by written consent in lieu of a meeting. All shareholder action must be taken at an annual or special meeting.

The Newco Articles and Bylaws do not expressly prohibit stockholder action by written consent. Under MGCL Section 2-505, stockholder action by written consent is permitted unless the charter provides otherwise; however, unanimous written consent of stockholders is required unless the charter provides for a lesser proportion.

Amendment of Articles

Generally, amendments to the Articles of Agreement require the affirmative vote of a majority of shares entitled to vote.

Supermajority Protection: Amendments to certain protective provisions—including Article 7 (classified board), Article 8 (limitation of liability), Article 9 (board evaluation of offers), Article 10 (supermajority combination voting), Article 11 (bylaws), and Article 12 (amendments)—require the affirmative vote of two-thirds of the shares entitled to vote.

Two-tiered approach: Generally, amendments to the Newco Articles of Incorporation require the affirmative vote of two-thirds of the outstanding shares entitled to vote; however, a simple majority vote is sufficient if the amendment has been approved by at least two-thirds of the Whole Board.

Supermajority Protection: An affirmative vote of at least 80% of the outstanding shares entitled to vote is required to amend Article 13 (amendment provisions) itself, as well as Article 5 (Sections C, D, E, and F—relating to preferred stock, the 10% voting cap, majority vote opt-down, and quorum), Article 7 (directors, except classification and initial directors), Article 8 (bylaws), Article 9 (evaluation of offers), Article 10 (indemnification), Article 11 (limitation of liability), and Article 12 (exclusive forum).

The Board of Directors must approve, determine advisable, and direct submission of any charter amendment to stockholders.

Topic	Primary Bank (New Hampshire)	Hometown Financial Group, Inc. ("Newco") (Maryland)
Amendment of Bylaws

The Board of Directors may amend the Bylaws by a majority vote of the full Board.

Any Board-adopted bylaw amendment is subject to repeal or change only by the affirmative vote of two-thirds of the shares entitled to vote at a meeting duly called for that purpose.

The Board of Directors may amend the Bylaws by a majority vote of the Whole Board.

Stockholder Amendment: Stockholders may amend the Bylaws only with the affirmative vote of at least 80% of the voting power of all outstanding shares entitled to vote. This supermajority threshold is materially higher than Primary Bank’s two-thirds requirement for stockholder action on bylaws.

Dividends and Distributions

The Board of Directors may declare dividends, subject to applicable banking regulations and the requirements of New Hampshire law.

Because no preferred stock is authorized, all dividends are payable to holders of common stock.

The Board of Directors has the unqualified power to authorize and declare dividends in accordance with law.

Holders of common stock are entitled to receive dividends when, as, and if declared by the Board, subject to any preferential dividend rights of holders of any outstanding series of preferred stock.

Preemptive Rights

The Articles of Agreement provide that no shareholder has any preemptive right to acquire additional shares of common stock or securities convertible into common stock, except to the extent specifically granted by the Bank.

The Articles of Incorporation provide that no stockholder has any preemptive right to acquire additional shares of any class, except as the Board of Directors may approve by a majority vote of directors then in office.

Dissenters’/ Appraisal Rights

The Articles of Agreement and Bylaws of Primary Bank do not specifically address appraisal rights. Under the New Hampshire Business Corporation Act (RSA Chapter 293-A), shareholders are entitled to appraisal rights in connection with certain fundamental transactions, including mergers and share exchanges, as provided by statute.

Opt-Out: The Newco Articles of Incorporation expressly provide that stockholders shall not be entitled to exercise appraisal rights under MGCL Title 3, Subtitle 2, unless the Board of Directors, by resolution adopted by a majority of the entire Board, determines that such rights shall apply to one or more transactions.

This is a material difference. Primary Bank shareholders currently have statutory appraisal rights under New Hampshire law, while Newco stockholders generally will not have appraisal rights unless the Newco Board affirmatively elects to grant them.

Anti-Takeover Provisions

Classified Board: Three classes of directors with staggered three-year terms make it more difficult for a potential acquiror to gain control of the Board in a single election.

Board Evaluation of Offers: In evaluating any offer of another party to make a tender or exchange offer, or to merge or consolidate with Primary Bank, the Board may consider the interests of employees, the effect on the communities served, the economy of the State of New Hampshire, the long-term interests of the Bank and its shareholders, and the possibility that the Bank’s best interests may be served by continued independence.

10% Voting Cap: Prevents the accumulation of voting power in excess of 10% of outstanding shares absent prior Board approval.

Board Evaluation of Offers: The Newco Articles contain a broad constituency provision similar to that of Primary Bank, but additionally grant the Board express authority to take any lawful action to deal with unsolicited acquisition proposals, including defensive measures.

Supermajority Amendment Requirements: An 80% stockholder vote is required to amend key charter provisions, making it difficult for an acquiror to remove protective provisions without overwhelming stockholder support.

Topic	Primary Bank (New Hampshire)	Hometown Financial Group, Inc. ("Newco") (Maryland)

Supermajority for Combinations: A two-thirds shareholder vote is required for Combinations not proposed or approved by the Board of Directors. Board-proposed Combinations require approval by a majority of the entire Board.

No cumulative voting. Advance notice requirements for nominations and business.

Director Removal Only for Cause: Requires two-thirds stockholder vote, protecting incumbent directors.

Control Share Acquisition Act: The Bylaws currently opt out of the Maryland Control Share Acquisition Act; however, the Board of Directors may repeal this opt-out at any time without stockholder approval.

Blank check preferred stock authority. No cumulative voting. Advance notice requirements.

Indemnification of Directors and Officers

Primary Bank’s Bylaws provide that directors shall be indemnified if they acted in good faith, reasonably believed their conduct was in the Bank’s best interests (in official capacity) or at least not opposed to its best interests (in other cases), and had no reasonable cause to believe their conduct was unlawful in the case of criminal proceedings.

No indemnification is available where a director is adjudged liable to the Bank in a derivative action, for conduct not protected by the limitation of liability provision, or for conduct excluded by FDIC insurance or regulations.

Advancement of expenses is permitted upon a written affirmation and undertaking to repay. Officers are indemnified to the same extent as directors; employees and agents are indemnified as the Board determines. Insurance is permitted.

The Newco Articles of Incorporation require the Corporation to indemnify current and former directors and officers to the fullest extent required or permitted by the MGCL, including mandatory advancement of expenses.

Indemnification rights under the Newco Articles are contractual rights that continue after an individual ceases to serve and inure to the benefit of such person’s heirs, executors, and administrators.

Other employees and agents may be indemnified as the Board determines. Insurance is permitted.

All indemnification is subject to applicable federal law limitations, including Section 18(k) of the Federal Deposit Insurance Act.

Newco’s indemnification provisions are broader than those of Primary Bank, as they require (rather than merely permit) indemnification to the fullest extent of the MGCL and expressly characterize indemnification rights as contractual.

Limitation of Director and Officer Liability

Under the Articles of Agreement, directors of Primary Bank are not personally liable for monetary damages for breach of fiduciary duty, except for: (i) breach of the duty of loyalty to the Bank or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) violations of RSA 293-A:8.33 (relating to unlawful distributions); or (iv) transactions from which a director derived an improper personal benefit.

This provision is intended to afford the full protection available under the New Hampshire Business Corporation Act.

Under the Articles of Incorporation, directors and officers of Newco are not liable for money damages, except to the extent that: (A) it is proved that the person actually received an improper benefit or profit in money, property, or services; or (B) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated.

Newco’s liability limitation is broader than Primary Bank’s. Maryland’s standard requires a showing of “active and deliberate dishonesty,” which is a higher threshold for imposing personal liability than the New Hampshire exceptions for lack of good faith or knowing violations of law. Additionally, Newco’s protection extends to officers as well as directors.

Topic	Primary Bank (New Hampshire)	Hometown Financial Group, Inc. ("Newco") (Maryland)
Exclusive Forum	The Articles of Agreement and Bylaws of Primary Bank do not contain an exclusive forum provision. Accordingly, actions against Primary Bank may be brought in any court of competent jurisdiction.

The Newco Articles of Incorporation contain an exclusive forum provision designating the courts of the State of Maryland (or, if no state court has jurisdiction, the United States District Court for the District of Maryland, Baltimore Division) as the sole and exclusive forum for: (i) derivative actions; (ii) claims of breach of fiduciary duty; (iii) claims arising under the MGCL; and (iv) claims governed by the internal affairs doctrine, in each case subject to personal jurisdiction over indispensable parties.

The exclusive forum provision expressly does not apply to claims arising under the federal securities laws.

Preferred Stock	Primary Bank has no authorized preferred stock. Accordingly, the Board of Directors has no authority to issue shares of preferred stock of any class or series.

The Newco Articles of Incorporation authorize 10,000,000 shares of preferred stock, par value $0.01 per share. The Board of Directors has broad authority to classify or reclassify any unissued preferred stock into one or more series and to determine the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of each such series, without any further vote or action by stockholders (“blank check” preferred stock).

The existence of blank check preferred stock authority is a material difference. It provides the Newco Board with flexibility to issue preferred stock for various corporate purposes, including as a potential anti-takeover measure, without further stockholder approval.

The foregoing summary of certain differences between the rights of shareholders of Primary Bank and the rights of stockholders of Newco does not purport to be a complete statement of all such differences and is qualified in its entirety by reference to the full text of the Articles of Agreement and Bylaws of Primary Bank, the Articles of Incorporation and Bylaws of Newco, the New Hampshire Business Corporation Act (RSA Chapter 293-A), RSA Chapter 392, and the Maryland General Corporation Law, to which shareholders are directed for a complete understanding of the differences described herein. Copies of the governing documents of Primary Bank and Newco are available without charge upon written request to the respective entities.

THE MHC CONVERSION

General

Immediately before the Merger, Hometown Financial Group, MHC will convert from mutual holding company form to capital stock form. Newco has been organized under Maryland law to succeed to the rights and obligations of Hometown Financial Group, MHC and Hometown Financial Group, Inc., a Massachusetts corporation. Upon completion of the MHC Conversion and the Merger, Newco will be a publicly traded bank holding company and TruNorth Bank will be its wholly-owned subsidiary.

Plan of Conversion

The MHC Conversion will be effected pursuant to a Plan of Conversion adopted by Hometown Financial Group, MHC (the “Plan of Conversion”). Upon completion of the MHC Conversion, Newco will be a bank holding company that owns all of the outstanding capital stock of TruNorth Bank, the surviving bank following the merger of Hometown Financial Group, MHC’s bank subsidiaries, which occurred on August 21, 2026. The MHC Conversion requires the receipt of regulatory approvals from the Federal Reserve Board and Massachusetts Division of Banks.

Conversion Offering

In connection with the MHC Conversion, Newco will conduct a public offering of shares of its common stock at an offering price of $10.00 per share on a priority basis to eligible depositors of TruNorth Bank and certain other eligible persons in a subscription offering and, to the extent shares remain available, to members of TruNorth Bank's local community and the general public (which we refer to as the “Conversion Offering,” “stock offering” or “offering” in this proxy statement/prospectus). The aggregate number of shares of Newco common stock to be sold in the Conversion Offering will be determined based on an independent appraisal of the aggregate pro forma market value of the Hometown Parties prepared by a qualified independent appraiser. Newco will also contribute an amount of shares of its common stock equal to 4% of the shares sold in the Conversion Offering to a newly formed charitable foundation.

Relationship to the Merger

The shares of Newco common stock to be issued as Stock Consideration in the Merger will be authorized but previously unissued shares of Newco common stock, separate and apart from the shares of Newco common stock sold in the Conversion Offering. The completion of the MHC Conversion and Conversion Offering is a condition to the completion of the Merger. If the MHC Conversion and Conversion Offering are not completed, the Merger will not be completed. If the price per share in the Conversion Offering is adjusted from $10.00 per share, the exchange ratio applicable to the Stock Consideration in the Merger will adjust proportionately so that Primary Bank shareholders receiving stock consideration receive the same relative value per share.

HOW NEWCO INTENDS TO USE THE PROCEEDS FROM THE CONVERSION OFFERING

For the purposes of this section, references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other information disclosed in this proxy statement/prospectus.

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the stock offering will be until the conversion and stock offering are completed, we estimate the net proceeds to be between $499.6 million and $678.1 million, or $780.7 million if the offering range is increased to the adjusted maximum.

We intend to distribute the net proceeds from the stock offering as follows:

	Based Upon the Sale at $10.00 Per Share of:
	51,000,000 Shares		60,000,000 Shares		69,000,000 Shares		79,350,000 Shares (1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)

Gross offering proceeds	$510,000		$600,000		$690,000		$793,500
Less: offering expenses and fees	(10,424)		(11,166)		(11,909)		(12,763)
Net offering proceeds	$499,576	100.0%	$588,834	100.0%	$678,091	100.0%	$780,737	100.0%

Use of net proceeds:

Cash contributed to TruNorth Bank	$(249,788)	50.0%	$(294,417)	50.0%	$(339,046)	50.0%	$(390,369)	50.0%
Less: Cash merger consideration paid to Primary Bank shareholders	(85,413)	17.1	(85,413)	14.5	(85,413)	12.6	(85,413)	10.9
Net cash proceeds retained by TruNorth Bank	$164,375	32.9%	$209,004	35.5%	$253,632	37.4%	$304,955	39.1%

Repayment of senior debt (2)	(135,000)	27.0	(135,000)	22.9	(135,000)	19.9	(135,000)	17.3
Loan to ESOP	(42,432)	8.5	(49,920)	8.5	(57,408)	8.5	(66,019)	8.5
Retained by Hometown Financial.	$72,356	14.5%	$109,497	18.6%	$146,638	21.6%	$189,350	24.3%

(1)
As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range, to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.
(2)
Includes $559,000 of deferred issuance costs as of June 30, 2026, while the net book value was $134.4 million as of June 30, 2026.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will reduce TruNorth Bank’s deposits. The net proceeds may vary because the total expenses relating to the stock offering may be more or less than our estimates.

In addition to contributing at least 50% of the net proceeds of the offering to TruNorth Bank, Hometown Financial intends to fund a loan to the ESOP to purchase shares of common stock in the stock offering and to repay our $135.0 million senior note, which is due on March 15, 2027. We may also use the proceeds we retain from the stock offering:

•
to invest in investment securities consistent with our investment policy;
•
to pay cash dividends to stockholders;
•
to repurchase shares of our common stock; and
•
for other general corporate purposes.

Except for the loan to the ESOP and repayment of our senior debt, Hometown Financial has not quantified its plans for use of the offering proceeds for each of the foregoing purposes. Initially, we intend to invest a substantial portion of the net proceeds in shorter-term investment securities before deploying the proceeds into the purposes noted above.

Under currently applicable regulations, we may not repurchase shares of our common stock during the first year following the conversion, except to fund equity benefit plans other than stock options or except when extraordinary circumstances exist and with prior regulatory approval.

TruNorth Bank will receive from Hometown Financial a capital contribution equal to at least 50% of the net proceeds of the stock offering. TruNorth Bank will use the net proceeds it receives from the stock offering to fund the cash portion of the purchase price for the Merger, which we currently estimate will total approximately $85.4 million (including cash payments for Primary Bank stock options), and may use the remaining proceeds:

•
to fund new loans;
•
to invest in investment securities consistent with our investment policy;
•
to pay down existing Federal Home Loan Bank advances as they mature;
•
to expand its banking franchise by acquiring other financial institutions, establishing de novo branches or acquiring branches from another financial institution, although no such acquisitions are contemplated or planned currently other than the Merger; and
•
for other general corporate purposes.

TruNorth Bank has not quantified its plans for use of the offering proceeds for any of the foregoing purposes, other than the cash portion of the merger consideration for the Merger. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of opportunities to expand our operations through establishing or acquiring new branches, our ability to receive regulatory approval for any such expansion activities, and overall market conditions.

NEWCO’S POLICY REGARDING DIVIDENDS

For the purposes of this section, references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other information disclosed in this proxy statement/prospectus.

Following the conversion and stock offering, our board of directors will be authorized to declare and pay dividends on our shares of common stock, subject to statutory and regulatory requirements. However, no decision has been made with respect to the payment of dividends. In determining whether to pay a cash dividend and the amount, the board of directors is expected to consider a number of factors, including capital requirements, our consolidated financial condition and results of operations, other uses of funds for the long-term value of stockholders, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by applicable regulations and policies, may be paid in addition to, or in lieu of, regular cash dividends.

Hometown Financial expects to file a consolidated federal income tax return with TruNorth Bank. Accordingly, we anticipate that any cash distributions we make to our stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state income tax purposes. Additionally, according to applicable regulations, during the three-year period following the conversion and stock offering, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

Hometown Financial’s articles of incorporation authorized the issuance of preferred stock. No shares of preferred stock will be issued in the conversion and stock offering. If we issue preferred stock in the future, the holders of preferred stock may have a priority over the holders of our shares of common stock with respect to the payment of dividends. For a further discussion concerning the payment of dividends on our shares of common stock, see “Description of Newco Capital Stock – Common Stock.”

Any dividends we may declare and pay will depend, in part, upon receipt of dividends from TruNorth Bank, because dividends from TruNorth Bank will be our primary source of income. Applicable regulations impose limitations on dividends and other capital distributions by savings institutions like TruNorth Bank. See “Supervision and Regulation – Massachusetts Banking Laws and Supervision Applicable to TruNorth Bank – Dividends” and “Supervision and Regulation – Federal Regulations Applicable to TruNorth Bank – Capital Distributions.”

Any payment of dividends by TruNorth Bank to Hometown Financial that would be deemed to be drawn out of TruNorth Bank’s bad debt reserves, if any, would require TruNorth Bank to pay taxes at the then-current tax rate on the amount of earnings deemed to be removed from the reserves for such distribution. TruNorth Bank does not intend to make any distribution to us that would create such a federal tax liability.

MARKET FOR NEWCO COMMON STOCK

For the purposes of this section, references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other information disclosed in this proxy statement/prospectus.

Hometown Financial is a newly formed company which has never issued capital stock. There is no current public or private market for our common stock. We expect that our common stock will be listed for trading on the Nasdaq Capital Market under the symbol “HFG,” subject to completion of the conversion and stock offering and compliance with certain listing conditions, including the presence of a designated market maker for our common stock. Our financial advisor, Keefe, Bruyette & Woods, Inc., has advised us that it intends to act as our designated market maker, but it is not obligated to do so or to continue to do so once it begins.

The development and maintenance of a public market, having the desirable characteristics of depth, liquidity and orderliness, depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of shares of our common stock at any particular time may be limited, which may have an adverse effect on the price at which shares of our common stock can be sold. There can be no assurance that persons purchasing the shares of common stock will be able to sell their shares at or above the $10.00 offering purchase price per share.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

For the purposes of this section, references to “Hometown MHC” mean Hometown Financial Group, MHC and references to “we,” “us,” “our” or similar references mean Hometown MHC or TruNorth Bank, bankESB or bankHometown as the context requires, references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other information disclosed in this proxy statement/prospectus.

At June 30, 2026, Hometown MHC and TruNorth Bank exceeded all applicable regulatory capital requirements and were considered “well capitalized.” The following tables set forth (1) the historical equity and regulatory capital of Hometown MHC and the pro forma equity capital and regulatory capital of Hometown Financial, and (2) the historical equity capital and regulatory capital of TruNorth Bank and its pro forma equity capital and regulatory capital, in each case after giving effect to the sale of shares of Hometown Financial common stock in the stock offering as of June 30, 2026. The tables assume Hometown Financial makes a capital contribution to TruNorth Bank equal to 50% of the net proceeds of the stock offering and that the Merger is completed. The tables also assume that the combination of our three formerly separate bank subsidiaries, TruNorth Bank, bankESB, and bankHometown, had been completed as of June 30, 2026. See “How Newco Intends to Use the Proceeds from the Conversion Offering.” For a discussion of the capital standards applicable to Hometown Financial and TruNorth Bank, see “Supervision and Regulation.”

			Pro forma (giving effect to the offering and acquisition) at June 30, 2026
(Dollars in thousands)	Hometown Financial		Minimum of Offering Range 51,000,000 Shares at $10.00 per share(2)		Midpoint of Offering Range 60,000,000 Shares at $10.00 per share(2)		Maximum of Offering Range 69,000,000 Shares at $10.00 per share(2)		Adjusted Maximum of Offering Range 79,350,000 Shares at $10.00 per share(2)
	Amount	Percent of Assets(1)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
Capital under generally accepted accounting principles	$755,313	10.88%	$1,289,701	16.14%	$1,372,370	16.99%	$1,455,039	17.84%	1,550,109	18.78%
Common equity Tier 1 risk- based capital	$624,747	11.99%	$1,113,777	18.49%	$1,196,446	19.81%	$1,279,116	21.12%	1,374,186	22.61%
Common equity Tier 1 risk- based requirement	338,802	6.50%	391,598	6.50%	392,673	6.50%	393,748	6.50%	394,984	6.50%
Excess	$285,945	5.49%	$722,179	11.99%	$803,773	13.31%	$885,368	14.62%	979,202	16.11%
Tier 1 risk-based capital	$633,746	12.16%	$1,122,777	18.64%	$1,205,446	19.95%	$1,288,116	21.26%	1,383,186	22.76%
Tier 1 risk-based requirement	416,987	8.00%	481,967	8.00%	483,290	8.00%	484,613	8.00%	486,134	8.00%
Excess	$216,759	4.16%	$640,810	10.64%	$722,156	11.95%	$803,503	13.26%	897,052	14.76%
Total risk-based capital	$685,317	13.15%	$1,183,997	19.65%	$1,266,666	20.97%	$1,349,336	22.27%	1,444,406	23.77%
Total risk-based requirement	521,234	10.00%	602,459	10.00%	604,112	10.00%	605,766	10.00%	607,667	10.00%
Excess	$164,083	3.15%	$581,538	9.65%	$662,554	10.97%	$743,570	12.27%	836,739	13.77%
Tier 1 leverage capital	$633,746	9.30%	$1,122,777	14.41%	$1,205,446	15.31%	$1,288,116	16.19%	1,383,186	17.18%
Tier 1 leverage capital requirement	340,746	5.00%	389,595	5.00%	393,729	5.00%	397,862	5.00%	402,616	5.00%
Excess	$293,000	4.30%	$733,182	9.41%	$811,718	10.31%	$890,254	11.19%	980,570	12.18%

(1)
Shown as a percent of assets under generally accepted accounting principles and total assets for leverage ratio and risk-based ratio requirements.
(2)
Reconciliation of capital adjustment for Hometown Financial:

(In thousands)	Minimum	Midpoint	Maximum	Adjusted Maximum
Gross offering proceeds	$510,000	$600,000	$690,000	$793,500
Less: fair value of shares acquired by ESOP	(42,432)	(49,920)	(57,408)	(66,019)
Less: offering expenses	(10,424)	(11,166)	(11,909)	(12,763)
Net conversion proceeds	457,144	538,914	620,683	714,718
Plus: Tax benefit of establishment of foundation	5,100	6,000	6,900	7,935
Increase in Tier 1 capital	$462,244	$544,914	$627,583	$722,653
Net increase in GAAP assets and leverage assets from conversion	$462,244	$544,914	$627,583	$722,653
Net increase in risk-based assets(3)	$92,449	$108,983	$125,517	$144,531
Total disallowed intangible assets	$185,694	$185,694	$185,694	$185,694

(3)
Assumes proceeds initially invested in assets with 20% risk weight; effect of repayment of senior note is assumed to be out of cash with a 0% risk weight; assumes all other assets acquired from Primary Bank in the Merger have a 100% risk weight.

			Pro forma (giving effect to the offering and acquisition) at June 30, 2026
(Dollars in thousands)	TruNorth Bank		Minimum of Offering Range 51,000,000 Shares at $10.00 per share(2)		Midpoint of Offering Range 60,000,000 Shares at $10.00 per share(2)		Maximum of Offering Range 69,000,000 Shares at $10.00 per share(2)		Adjusted Maximum of Offering Range 79,350,000 Shares at $10.00 per share(2)
	Amount	Percent of Assets(1)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
Capital under generally accepted accounting principles	$873,993	12.59%	$1,153,493	14.49%	$1,190,633	14.88%	$1,227,774	15.26%	$1,270,631	15.69%
Common equity Tier 1 risk- based capital	$743,427	14.29%	$977,570	16.37%	$1,014,711	16.96%	$1,051,851	17.56%	$1,094,709	18.24%
Common equity Tier 1 risk- based requirement	338,200	6.50%	388,235	6.50%	388,815	6.50%	389,395	6.50%	390,072	6.50%
Excess	$405,227	7.79%	$589,336	9.87%	$625,896	10.46%	$662,457	11.06%	$704,637	11.74%
Tier 1 risk-based capital	$743,427	14.29%	$977,570	16.37%	$1,014,711	16.96%	$1,051,851	17.56%	$1,094,709	18.24%
Tier 1 risk-based requirement	416,247	8.00%	477,827	8.00%	478,541	8.00%	479,255	8.00%	480,088	8.00%
Excess	$327,180	6.29%	$499,743	8.37%	$536,170	8.96%	$572,596	9.56%	$614,621	10.24%
Total risk-based capital	$794,998	15.28%	$1,038,792	17.39%	$1,075,933	17.99%	$1,113,073	18.58%	$1,155,931	19.26%
Total risk-based requirement	520,308	10.00%	597,284	10.00%	598,176	10.00%	599,069	10.00%	600,110	10.00%
Excess	$274,690	5.28%	$441,508	7.39%	$477,756	7.99%	$514,004	8.58%	$555,821	9.26%
Tier 1 leverage capital	$743,427	10.93%	$977,570	12.70%	$1,014,711	13.10%	$1,051,851	13.51%	$1,094,709	13.96%
Tier 1 leverage capital requirement	339,968	5.00%	384,916	5.00%	387,148	5.00%	389,379	5.00%	391,952	5.00%
Excess	$403,459	5.93%	$592,654	7.70%	$627,563	8.10%	$662,472	8.51%	$702,757	8.96%

(1)
Shown as a percent of assets under generally accepted accounting principles and total assets for leverage ratio and risk-based ratio requirements.
(2)
Reconciliation of capital adjustment for TruNorth Bank:

(In thousands)	Minimum	Midpoint	Maximum	Adjusted Maximum
Infused into TruNorth Bank (50% of net proceeds of stock offering)	$249,788	$294,417	$339,046	$390,369
Less: ESOP adjustment	(42,432)	(49,920)	(57,408)	(66,019)
Net increase from offering	207,356	244,497	281,638	324,350
Increase in GAAP capital	207,356	244,497	281,638	324,350
Increase in Tier 1 capital	$207,356	$244,497	$281,638	$324,350
Net increase in assets	$249,788	$294,417	$339,046	$390,369
Net increase in leverage assets	$249,788	$294,417	$339,046	$390,369
Net increase in risk-based assets(3)	$49,958	$58,883	$67,809	$78,074
Total disallowed intangible assets	$185,694	$185,694	$185,694	$185,694

(3)
Assumes proceeds initially invested in assets with 20% risk weight.

CAPITALIZATION

For the purposes of this section, references to “Hometown MHC” mean Hometown Financial Group, MHC and references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other disclosed in this proxy statement/prospectus.

The following table presents the historical consolidated capitalization of Hometown MHC at June 30, 2026 and the pro forma consolidated capitalization of Hometown Financial, after giving effect to the conversion and stock offering and the Merger, based upon the assumptions set forth in the “Conversion Offering Pro Forma Data” section.

							Pro Forma Capitalization Based Upon the Sale of(1)
(Dollars in thousands)	Hometown Financial	Offering Adjustments: 51,000,000 at Minimum of Offering Range	Repayment of Senior Note Payable	Hometown Financial Post-Offering	Primary Bank	Merger Adjustments	Minimum 51,000,000 Shares at $10.00 per share	Midpoint 60,000,000 Shares at $10.00 per share	Maximum 69,000,000 Shares at $10.00 per share	Adjusted Maximum 79,350,000 Shares at $10.00 per Share
	(In thousands)
Deposits(2)	$5,811,061	$—	$—	$5,811,061	$644,239	$(246)	$6,455,054	$6,455,054	$6,455,054	$6,455,054

Borrowed Funds:
Federal Home Loan Bank advances	$157,406	$—	$—	$157,406	$—	$—	$157,406	$157,406	$157,406	$157,406
Senior note payable, net	134,441	—	(134,441)	—	—	—	—	—	—	—
Subordinated debentures	9,000	—	—	9,000	—	—	9,000	9,000	9,000	9,000
Total deposits and borrowed funds	$6,111,908	$—	$(134,441)	5,977,467	$644,239	$(246)	$6,621,460	$6,621,460	$6,621,460	$6,621,460

Stockholders’ equity:
Preferred stock(3)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Common stock(3)	—	530	—	530	49	27	606	700	794	901
Additional paid-in capital(3)	—	519,446	—	519,446	60,974	14,610	595,030	687,794	780,558	887,236
Retained earnings	$765,085	(15,300)	—	749,785	60,400	(63,917)	746,268	743,568	740,868	737,763
Accumulated other comprehensive income	(9,772)	—	—	(9,772)	—	—	(9,772)	(9,772)	(9,772)	(9,772)
Less: common stock acquired by employee stock ownership plan(4)	—	(42,432)	—	(42,432)	—	—	(42,432)	(49,920)	(57,408)	(66,019)
Less: common stock acquired by stock-based benefit plan(5)	—	(21,216)	—	(21,216)	—	—	(21,216)	(24,960)	(28,704)	(33,010)
Total stockholders’ equity	$755,313	$441,028	$—	$1,196,341	$121,423	$(49,280)	$1,268,484	$1,347,410	$1,426,336	$1,517,099

(1)
Pro forma shares outstanding:

Shares offered for sale in the conversion	51,000,000	—	51,000,000	—	—	51,000,000	60,000,000	69,000,000	79,350,000
Shares issued to charitable foundation	2,040,000	—	2,040,000	—	—	2,040,000	2,400,000	2,760,000	3,174,000
Shares issued to shareholders of Primary Bank(6)	—	—	—	—	—	7,566,012	7,566,012	7,566,012	7,566,012
Total shares outstanding	53,040,000	—	53,040,000	—	—	60,606,012	69,966,012	79,326,012	90,090,012
Total stockholders’ equity as a percentage of pro forma total assets	10.88%	—	16.50%	15.78%	—	15.91%	16.74%	17.55%	18.46%
Tangible stockholders’ equity as a percentage of pro forma tangible assets	9.04%	—	14.85%	15.78%	—	13.87%	14.73%	15.58%	16.53%

(2)
Does not reflect withdrawals from deposit accounts at TruNorth Bank to purchase common stock in the offering. These withdrawals will reduce pro forma deposits by the amounts of the withdrawals.

(3)
No effect has been given to the issuance of additional shares of common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the conversion and stock offering, an amount up to 10% of the sum of shares of common stock sold in the stock offering and contributed to the charitable foundation will be reserved for issuance upon the exercise of options under the plans.
(4)
Assumes that 8% of the shares sold in the stock offering and contributed to the charitable foundation will be acquired by the ESOP financed by a loan from Hometown Financial. The loan will be repaid principally from TruNorth Bank’s contributions to the ESOP. Since Hometown Financial will make the loan, this debt will be eliminated through consolidation and no liability will be reflected in Hometown Financial’s consolidated financial statements. Accordingly, the common stock acquired by the ESOP is shown in this table as a reduction of total stockholders’ equity.
(5)
Assumes a number of shares of common stock equal to 4% of the sum of shares of common stock to be sold in the stock offering and contributed to the charitable foundation will be purchased for grant by one or more stock-based benefit plans. Hometown Financial will provide the funds to acquire the shares for such plans. The dollar amount of common stock to be purchased is based on the $10.00 per share purchase price in the stock offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock. Hometown Financial will accrue compensation expense to reflect the vesting of shares pursuant to such stock-based benefit plans and will credit capital in an amount equal to the charge to operations. Implementation of such plans will require stockholder approval.
(6)
Assumes 7,566,012 shares of Hometown Financial common stock are issued as part of the merger consideration.

CONVERSION OFFERING PRO FORMA DATA

For the purposes of this section, references to “Hometown MHC” mean Hometown Financial Group, MHC and references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other disclosed in this proxy statement/prospectus.

The following table summarizes historical data of Hometown MHC and pro forma data of Hometown Financial at and for the year ended June 30, 2026. This information, which is based on assumptions set forth below and in the table below, should not be used as a basis for projections of market value of the shares of common stock following the conversion, stock offering and the Merger.

The net proceeds presented in the following table are based upon the following assumptions:

•
all shares of common stock are sold in the subscription offering portion of the Conversion Offering;
•
the ESOP purchases 8% of the sum of the number of shares of common stock sold in the stock offering and contributed to the charitable foundation with funds loaned by Hometown Financial. The loan will be repaid in substantially equal payments of principal and interest over a 25-year period;
•
Keefe Bruyette & Woods, Inc., Hometown Parties' financial advisor ("KBW"), is paid a fee equal to 0.90% of the aggregate dollar amount of the common stock sold in the subscription offering (excluding shares contributed to the charitable foundation and purchased by the ESOP, and shares issued to shareholders of Primary Bank as merger consideration);
•
estimated stock offering expenses, other than selling agent fees and expenses payable to KBW, are approximately $5.8 million; and
•
the successful completion of the Merger.

We calculated pro forma consolidated net income for the year ended June 30, 2026 as if the estimated net proceeds we received, less $134.4 million used to repay our senior debt, had been invested at the beginning of the period at an assumed interest rate of 4.19% (3.14% after-tax based on an effective combined federal/state tax rate of 25%). This represents the yield on the 5-Year U.S. Treasury Note as of June 30, 2026, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate federal regulations provide that we assume in presenting pro forma data.

We further believe that the reinvestment rate is factually supportable because:

•
the yield on the 5-Year U.S. Treasury Note can be determined and/or estimated from third-party sources; and
•
we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We adjusted these figures to give effect to the shares of common stock purchased by the ESOP. We computed per share amounts for each period as if the shares of common stock were outstanding at the beginning of each period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The aggregate number of shares of Hometown Financial common stock to be sold in the stock offering will be determined based on an independent appraisal of the aggregate pro forma market value of the Hometown Parties prepared by a qualified independent appraiser. The pro forma tables give effect to the implementation of stock-based benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock-based benefit plans will acquire for restricted stock awards a number of shares of common stock equal to 4% of the sum of the shares of common sold in the stock offering and contributed to the charitable foundation at the $10.00 per share offering price in the stock offering. We assume that shares of common stock are granted under the plans in awards that vest over a five-year period.

We have also assumed that options will be granted under the stock-based benefit plans to acquire shares of common stock equal to 10% of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation. In preparing the table below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of 10 years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $4.68 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 25.08% for the shares of common stock, a dividend yield of 0%, an expected option life of 10 years and a risk-free interest rate of 4.44%.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation if the stock-based benefit plans are adopted more than one year following the conversion and stock offering. In addition, we may grant options and award shares that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the conversion and stock offering.

As discussed under “How Newco Intends to Use the Proceeds from the Conversion Offering,” we intend to contribute at least 50% of the net proceeds to TruNorth Bank, lend funds to the ESOP, repay our $135.0 million senior note, and retain the remainder for future use. The pro forma table gives effect to the material net earnings benefit of retiring that debt.

The pro forma table does not give effect to:

•
withdrawals from deposit accounts at TruNorth Bank to purchase shares of common stock in the stock offering;
•
our results of operations after the conversion and stock offering, including the impact of additional expenses we expect to incur as a result of operating as a public company; or
•
changes in the market price of the shares of common stock after the conversion and stock offering.

The following pro forma information may not represent the financial effects of the conversion and stock offering at the date on which the transaction actually occurs, and you should not use the information presented to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities, computed according to U.S. GAAP. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Pro forma stockholders’ equity does not give effect to the impact of intangible assets, the liquidation account we will establish in the conversion or tax bad debt reserves in the unlikely event we are liquidated.

At or for the Year Ended June 30, 2026 Based upon the Sale at $10.00 Per Share of
(Dollars in thousands)	Minimum 51,000,000 Shares	Midpoint 60,000,000 Shares	Maximum 69,000,000 Shares	Adjusted Maximum 79,350,000 Shares

Gross proceeds of stock offering	$510,000	$600,000	$690,000	$793,500
Plus: market value of shares contributed to the foundation	20,400	24,000	27,600	31,740
Plus: fair value of shares issued in merger	75,660	75,660	75,660	75,660
Pro forma value including merger shares	$606,060	$699,660	$793,260	$900,900
Gross proceeds of offering	$510,000	$600,000	$690,000	$793,500
Less: estimated expenses	(10,424)	(11,166)	(11,909)	(12,763)
Estimated net proceeds	$499,576	$588,834	$678,091	$780,737
Less: common stock acquired by employee stock ownership plan(1)	(42,432)	(49,920)	(57,408)	(66,019)
Less: common stock to be acquired by stock award plan(2)	(21,216)	(24,960)	(28,704)	(33,010)
Less: Senior note, net retired with funds from conversion proceeds	(134,441)	(134,441)	(134,441)	(134,441)
Net investable proceeds from offering	$301,487	$379,513	$457,538	$547,267
Funds required to effect the merger	$(93,898)	$(93,898)	$(93,898)	$(93,898)

Consolidated pro forma net income:
Pro forma net income
Historical Hometown Financial	$43,425	$43,425	$43,425	$43,425
Pro forma income on net investable proceeds	9,474	11,926	14,378	17,198
Pro forma earnings benefit of retirement of debt (net)	8,823	8,823	8,823	8,823
Pro forma impact of funding the merger	(2,951)	(2,951)	(2,951)	(2,951)
Pro forma employee stock ownership plan adjustments(1)	(1,273)	(1,498)	(1,722)	(1,981)
Pro forma restricted stock award expense(2)	(3,182)	(3,744)	(4,306)	(4,952)
Pro forma stock option expense(3)	(4,654)	(5,476)	(6,297)	(7,241)
Estimated merger adjustments	10,092	10,092	10,092	10,092
Pro forma net income	$59,754	$60,597	$61,442	$62,413

Pro forma net income per share:
Historical Hometown Financial	$0.76	$0.67	$0.59	$0.52
Pro forma income on net investable proceeds	0.17	0.18	0.19	0.21
Pro forma earnings benefit of retirement of debt (net)	0.16	0.14	0.12	0.11
Pro forma impact of funding the merger	(0.05)	(0.05)	(0.04)	(0.04)
Pro forma employee stock ownership plan adjustments(1)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma restricted stock award expense(2)	(0.06)	(0.06)	(0.06)	(0.06)
Pro forma stock option expense(3)	(0.08)	(0.08)	(0.09)	(0.09)
Estimated merger adjustments	0.18	0.15	0.14	0.12
Pro forma net income per share	$1.06	$0.93	$0.83	$0.75
Offering price as a multiple of pro forma net income per share	9.43	x	10.75	x	12.05	x	13.33	x
Number of shares used to calculate pro forma net income per share(4)	56,532,540	65,173,692	73,814,844	83,752,169

	At or for the Year Ended June 30, 2026 Based upon the Sale at $10.00 Per Share of
(Dollars in thousands)	Minimum 51,000,000 Shares	Midpoint 60,000,000 Shares	Maximum 69,000,000 Shares	Adjusted Maximum 79,350,000 Shares

Pro forma stockholders’ equity:
Historical Hometown Financial	$755,313	$755,313	$755,313	$755,313
Estimated net proceeds	499,576	588,834	678,091	780,737
Market value of shares donated to foundation	20,400	24,000	27,600	31,740
Expense of donation to foundation	(20,400)	(24,000)	(27,600)	(31,740)
Tax benefit of donation to foundation	5,100	6,000	6,900	7,935
Less: common stock acquired by employee stock ownership plan(1)	(42,432)	(49,920)	(57,408)	(66,019)
Less: common stock acquired by stock award plan(2)	(21,216)	(24,960)	(28,704)	(33,010)
Estimated merger adjustments	72,143	72,143	72,143	72,143
Pro forma stockholders’ equity	$1,268,484	$1,347,410	$1,426,335	$1,517,099
Intangible assets	(189,497)	(189,497)	(189,497)	(189,497)
Pro forma tangible stockholders’ equity	$1,078,987	$1,157,913	$1,236,838	$1,327,602

Pro forma stockholders’ equity per share:
Historical Hometown Financial	$12.47	$10.79	$9.51	$8.38
Estimated net proceeds	8.24	8.42	8.55	8.67
Market value of shares donated to foundation	0.34	0.34	0.35	0.35
Expense of donation to foundation	(0.34)	(0.34)	(0.35)	(0.35)
Tax benefit of donation to foundation	0.08	0.09	0.09	0.09
Less: common stock acquired by employee stock ownership plan	(0.70)	(0.71)	(0.72)	(0.73)
Less: common stock acquired by stock award plan(2)	(0.35)	(0.36)	(0.36)	(0.37)
Estimated merger adjustments	1.19	1.03	0.91	0.80
Pro forma stockholders’ equity per share	$20.93	$19.26	$17.98	$16.84
Intangible assets	(3.13)	(2.71)	(2.39)	(2.10)
Pro forma tangible stockholders’ equity per share	$17.80	$16.55	$15.59	$14.74

Offering price as a percentage of pro forma equity per share	47.78%	51.92%	55.62%	59.38%

Offering price as a percentage of pro forma tangible equity per share	56.18%	60.42%	64.14%	67.84%

Shares used for pro forma stockholders equity per share (5)	60,606,012	69,966,012	79,326,012	90,090,012

(1)
Assumes that the ESOP will purchase 8% of the shares of common stock sold in the offering and contributed to the charitable foundation. The funds used to acquire these shares will be borrowed by the ESOP from Hometown Financial. TruNorth Bank intends to make annual contributions to the ESOP in an amount at least equal to the required principal and interest payments on the debt. TruNorth Bank’s total annual payments on the ESOP debt are based upon 25 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 718-40, “Compensation — Stock Compensation — Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the ESOP shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by TruNorth Bank, the fair value of the common stock remains equal to the subscription price and the ESOP expense reflects an effective combined federal and state tax rate of 25%. The unallocated ESOP shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the ESOP. In accordance with ASC 718-40, only the ESOP shares committed to be released during the period were considered outstanding for net income per share calculations.
(2)
Assumes that a new stock-based benefit plan purchases an aggregate number of shares of common stock equal to 4% of the shares to be sold in the stock offering and contributed to the charitable foundation. Stockholder approval of the plan and purchases by the plan may not occur earlier than six months after the completion of the conversion and stock offering. The shares may be acquired directly from Hometown Financial or through open market purchases. Hometown Financial will provide the funds to be used to purchase the shares. The table assumes that (i) the stock-based benefit plan acquired the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan was amortized as an expense during the year ended June 30, 2026, and (iii) the plan expense reflects an effective combined federal and state tax rate of 25%. Assuming stockholder approval of the stock-based benefit plan and that shares of common stock (equal to 4% of the shares sold in the offering and contributed to the charitable foundation) are awarded through the use of authorized but unissued shares of common stock, stockholders would have their ownership and voting interests diluted by approximately 3.38%, 3.44%, 3.49% and 3.53% at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.
(3)
Assumes that options are granted under a new stock-based benefit plan to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the stock offering and contributed to the charitable foundation. Stockholder approval of the plan may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock-based benefit plan, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $4.68 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors)

resulted in a tax benefit using an assumed combined federal and state tax rate of 25%. The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used and the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plan will result in no additional shares under the treasury stock method for calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute stockholders’ ownership and voting interests by approximately 8.05%, 8.19%, 8.30% and 8.39% at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.
(4)
Per share figures include shares issued to Primary Bank stockholders as merger consideration. Net income per share computations are determined by taking the number of shares assumed to be sold in the offering, contributed to the charitable foundation and issued in the Merger and, in accordance with ASC 718-40, subtracting the ESOP shares that have not been committed for release during the year. See note (1) above. The number of shares of common stock actually sold in the stock offering, contributed to the charitable foundation and issued to Primary Bank stockholders may be more or less than the assumed amounts.
(5)
Per share figures include shares issued to Primary Bank stockholders as merger consideration. Stockholders’ equity per share calculations are based upon the number of shares assumed to be sold in the stock offering, contributed to the charitable foundation and issued in the Merger. The number of shares of common stock actually sold in the stock offering, contributed to the charitable foundation and issued to Primary Bank stockholders may be more or less than the assumed amounts.

SUPERVISION AND REGULATION

For the purposes of this section, references to “Hometown MHC” mean Hometown Financial Group, MHC, references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other disclosed in this proxy statement/prospectus.

General

TruNorth Bank is a Massachusetts-chartered stock savings bank and upon completion of the conversion will be the wholly-owned subsidiary of Hometown Financial, which will be a registered bank holding company. TruNorth Bank’s deposits are insured up to applicable limits by the FDIC. Additionally, deposit amounts exceeding FDIC insurance limits are currently insured by the Depositors Insurance Fund, a private industry-sponsored insurance fund for participating Massachusetts-chartered banks, however, we anticipate that in late 2026, TruNorth Bank will exit the Depositors Insurance Fund. TruNorth Bank is subject to extensive regulation by the Massachusetts Division of Banks, as its chartering authority, and by the Federal Reserve Board, the primary federal regulator of Federal Reserve System member banks such as TruNorth Bank. TruNorth Bank is also subject to regulation by the FDIC as the federal insurer of its deposit accounts. TruNorth Bank must also comply with consumer protection regulations issued by the Consumer Financial Protection Bureau, as enforced by the Federal Reserve Board. TruNorth Bank is required to file reports with, and is periodically examined by, the Federal Reserve Board and the Massachusetts Division of Banks concerning its activities and financial condition and must obtain regulatory approvals before entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. As a registered bank holding company, Hometown Financial will be regulated by the Federal Reserve Board. TruNorth Bank also is a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; provide oversight for the adequacy of credit loss reserves for regulatory purposes and the adequacy of its risk management framework; and establish the timing and amounts of assessments and fees imposed by the regulatory agencies. Moreover, as part of their examination authority, the regulators assign numerical ratings to banks relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings rely on the supervisor’s judgment and the receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the regulators. A less-than-satisfactory rating may also prevent a financial institution, such as TruNorth Bank or Hometown Financial, from obtaining regulatory approvals necessary to access the capital markets, pay dividends, offer new products and services, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to offer products and services, acquire other financial institutions, or expand our branch network.

As a bank holding company, Hometown Financial is required to comply with the Bank Holding Company Act and the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. Hometown Financial will also be subject to SEC rules and regulations under the federal securities laws.

Any change in applicable laws or regulations, whether by the Massachusetts legislature, the Massachusetts Commissioner of Banks, the Consumer Financial Protection Bureau, the FDIC, the Federal Reserve Board, the SEC or the U.S. Congress, could have a material adverse impact on the operations and financial performance of Hometown Financial or TruNorth Bank.

Set forth below is a brief description of material regulatory requirements that apply or will apply to TruNorth Bank and Hometown Financial. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on TruNorth Bank and Hometown Financial.

Massachusetts Banking Laws and Supervision Applicable to TruNorth Bank

General. As a Massachusetts-chartered stock savings bank, TruNorth Bank is subject to supervision, regulation and examination by the Massachusetts Division of Banks and to various Massachusetts statutes and regulations that govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings and payment of dividends. In addition, it is subject to Massachusetts consumer protection laws and regulations, the Massachusetts Community Reinvestment Act, and civil rights laws and regulations. The approval of the Massachusetts Commissioner of Banks is required for a Massachusetts-chartered bank to establish or close branches, merge with other financial institutions, issue stock and undertake certain other activities.

Dividends. A Massachusetts stock bank may declare cash dividends from net profits not more frequently than quarterly. Non-cash dividends may be declared at any time. No dividends may be declared, credited or paid if the bank’s capital stock is impaired. The approval of the Massachusetts Commissioner of Banks is required if the total of all dividends declared in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. Dividends from Hometown Financial may depend, in part, upon receipt of dividends from TruNorth Bank. The payment of dividends from TruNorth Bank would be restricted by federal law if the payment of such dividends would result in TruNorth Bank failing to meet regulatory capital requirements.

Loans-to-One Borrower Limitations. Massachusetts banking law grants broad lending authority. However, with certain limited exceptions, total obligations to one borrower may not exceed 20% of the total of an institution's capital stock (if any), surplus and undivided profits. The Massachusetts Commissioner of Banks generally applies the Office of the Comptroller of the Currency’s loan attribution rules to a borrower’s related interests. At June 30, 2026, TruNorth Bank complied with the loans-to-one borrower limitation.

Loans to Bank Insiders. Massachusetts law imposes limits on Massachusetts-chartered banks’ loans to insiders that are substantially similar to limits imposed under Regulation O of the Federal Reserve Board. TruNorth Bank must comply with Regulation O and the Massachusetts Commissioner of Banks retains examination and enforcement authority to ensure compliance.

Investment Activities. In general, Massachusetts-chartered banks may invest in preferred and common stock of any corporation organized under the laws of the United States or any state, provided such investments do not involve control of any corporation and do not, in the aggregate, exceed 4% of the bank’s deposits. Federal law imposes additional restrictions on TruNorth Bank’s investment activities.

Regulatory Enforcement Authority. Any Massachusetts bank that does not operate according to the regulations, policies and directives of the Massachusetts Commissioner of Banks may be subject to sanctions for non-compliance, including revocation of its charter. The Massachusetts Commissioner of Banks may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the bank’s business in an unsafe or unsound manner or contrary to the depositors’ interests or been negligent in the performance of their duties. Upon finding that a bank has engaged in an unfair or deceptive act or practice, the Massachusetts Commissioner of Banks may issue an order to cease and desist and impose a fine on the bank concerned. The Massachusetts Commissioner of Banks also has authority to take possession of a bank and appoint the FDIC as receiver under certain conditions such as conducting business in an unsafe or unauthorized manner or impaired capital. In addition, Massachusetts consumer protection and civil rights statutes applicable to TruNorth Bank permit private individual and class action lawsuits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorneys’ fees in the case of certain violations of those statutes.

Excess Deposit Insurance Fund. The Depositors Insurance Fund is a private industry-sponsored insurance fund for participating Massachusetts-chartered savings and cooperative banks. We anticipate that, in late 2026, the aggregate amount of TruNorth Bank’s deposits in excess of FDIC insurance limits will be deemed to have exceeded an internal threshold set by the Depositors Insurance Fund, and TruNorth Bank will exit the Depositors Insurance Fund, subject to the approval of the Massachusetts Banking Commissioner. Beginning on the exit date, any new deposit accounts established at TruNorth Bank with deposit amounts in excess of the FDIC insurance limits will not be insured by the Depositors Insurance Fund. For one year following the exit date, the Depositors Insurance Fund generally will continue to insure all deposit accounts with amounts above FDIC insurance limits that existed at TruNorth Bank as of the exit date, subject to reductions in coverage as withdrawals are made. Additionally, each term deposit that existed as of the notice date will continue to be insured by the Depositors Insurance Fund to the extent applicable until maturity. One year after the exit date, Depositors Insurance Fund coverage would cease, and depositors with balances in excess of federal deposit insurance limits would be required to seek alternative arrangements through TruNorth Bank or move their accounts to another institution to secure excess deposit insurance coverage.

Protection of Personal Information. Massachusetts regulations contain requirements intended to protect personal information and are similar to federal laws such as the Gramm-Leach-Bliley Act, discussed below under “– Federal Regulations Applicable to TruNorth Bank” and “– Other Regulations,” that require organizations to establish written information security programs to prevent identity theft. The Massachusetts regulations also contain technology system requirements, especially for the encryption of personal information sent over wireless or public networks or stored on portable devices.

Insurance Sales. Massachusetts banks may engage in insurance sales activities if the Massachusetts Commissioner of Banks has approved a plan of operation for insurance activities and the bank obtains a license from the Massachusetts Division of Insurance. A bank may be licensed directly or indirectly through an affiliate or a subsidiary corporation established for this purpose. TruNorth Bank does not currently sell insurance products, but it is licensed to solicit and refer potential insurance customers to third-party licensed insurance producer, which it does through its wealth management division, Hometown Wealth Management, in partnership with LPL Financial.

Parity Regulation. A Massachusetts bank may exercise, with appropriate regulatory approvals, any power and engage in any activity that has been authorized for national banks, federal thrifts or state banks in a state other than Massachusetts, provided that the activity is permissible under applicable federal law and not specifically prohibited by Massachusetts law. Such powers and activities must be subject to the same limitations and restrictions imposed on the national bank, federal thrift or out-of-state bank that exercised the power or activity.

Other. Massachusetts has other statutes or regulations that are similar to certain of the federal provisions discussed below.

Federal Regulations Applicable to TruNorth Bank

Capital Requirements. Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a Tier 1 capital to total assets leverage ratio of 4.0%.

In determining the amount of risk-weighted assets for calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders’ equity and related surplus and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for credit losses limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution’s capital adequacy, the Federal Reserve Board considers not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Federal law requires the federal banking agencies, including the Federal Reserve Board, to establish a “community bank leverage ratio” of between 8% and 10% for institutions with total consolidated assets of less than $10 billion. Institutions with capital complying with the ratio and otherwise meeting the specified requirements and electing the alternative framework are considered to comply with the applicable regulatory capital requirements, including the risk-based requirements. The community bank leverage ratio was set at 8% Tier 1 capital to total average assets, effective July 1, 2026. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily fails to meet any qualifying criteria is provided with a grace period of up to four quarters to regain compliance, subject to a limit of eight quarters of grace period usage during the preceding five-year period. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio greater than 7% requires the institution to comply with the generally applicable regulatory capital requirements. At June 30, 2026, TruNorth Bank had not opted into the community bank leverage ratio framework.

Capital Distributions. The Federal Deposit Insurance Act generally provides that an insured depository institution may not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement. Unless the approval of the Federal Reserve Board is obtained, TruNorth Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of its net income during the current calendar year and the retained net income of the prior two calendar years. Payments of dividends by TruNorth Bank are also subject to other banking law restrictions, such as the Federal Reserve Board’s authority to prevent a bank from paying dividends if such payment would constitute an unsafe or unsound banking practice or reduce a bank’s capital below safe and sound levels and Massachusetts banking law restrictions which require dividends to be paid from net profits for the current and two previous years, and which preclude a Massachusetts bank from paying dividends if its capital is, or would become, impaired.

After the completion of the conversion, TruNorth Bank will not be permitted to pay dividends on its capital stock owned by Hometown Financial, its sole stockholder, if TruNorth Bank’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion.

Community Reinvestment Act and Fair Lending Laws. All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers, consistent with safe and sound banking operations. The Federal Reserve Board’s Community Reinvestment Act regulations are generally based upon objective criteria of the performance of institutions under three key assessment tests: (i) a lending test, to evaluate the institution’s record of making loans in its service areas; (ii) an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low- or moderate-income individuals and businesses; and (iii) a service test, to evaluate the institution’s delivery of services through its branches, ATMs and other offices. The Federal Reserve Board is required to assess TruNorth Bank’s record of compliance with the Community Reinvestment Act. An institution’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Federal Reserve Board, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. Each of bankESB and TruNorth Bank received an “Outstanding” rating in its most recent federal examination and bankHometown received a “Satisfactory” rating in its most recent federal examination.

Massachusetts has its own statutory counterpart to the Community Reinvestment Act, which also applies to TruNorth Bank. The Massachusetts version is generally similar to the Community Reinvestment Act but utilizes a five-tiered descriptive rating system. Massachusetts law requires the Massachusetts Commissioner of Banks to consider, but not be limited to, a bank’s record of performance under Massachusetts law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. TruNorth Bank and bankESB each received an “Outstanding” performance rating under Massachusetts law and bankHometown received a “High Satisfactory” rating in its most recent examination.

Transactions with Related Parties. An insured depository institution’s authority to engage in transactions with its affiliates is generally limited by Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board’s Regulation W (and federal regulations that cross-reference Regulation W). An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as TruNorth Bank. Hometown Financial will be an affiliate of TruNorth Bank because it will control TruNorth Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a state-chartered bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

TruNorth Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

•
be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and
•
not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of TruNorth Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by TruNorth Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The Federal Reserve Board has extensive enforcement authority over insured state banks that are members of the Federal Reserve System, including TruNorth Bank. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders, and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The Federal Reserve Board is required, with certain exceptions, to appoint a receiver or conservator for an insured state member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The Federal Reserve Board may also appoint the FDIC as conservator or receiver for an insured state member bank under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for the insured depository institutions they supervise. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, compensation and benefits, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order and/or the imposition of civil money penalties.

Branching. Federal law permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state. Under current Massachusetts law, TruNorth Bank may establish a branch in Massachusetts or in any other state. All branch applications require prior approval of the Massachusetts Commissioner of Banks and the Federal Reserve Board. TruNorth Bank may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Acquisitions. Prior approval from the Massachusetts Commissioner of Banks and the Federal Reserve Board is required for TruNorth Bank to acquire another bank. “Well capitalized” and “well managed” banks may acquire other banks in any state, subject to certain deposit concentration limits and other conditions, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended by the Dodd-Frank Act.

Activities and Investments of Insured State-Chartered Member Banks. The Federal Reserve Act and the Federal Reserve Board’s regulations generally limit the kinds of activities in which state member banks may engage, as a principal, to those that are permissible for national banks. Further, federal banking law permits national banks and state banks, to the extent permitted under state law, to engage via financial subsidiaries in certain activities that are permissible for subsidiaries of a financial holding company. In order to form a financial subsidiary, a state-chartered bank must be “well capitalized” and must comply with certain capital deduction, risk management and affiliate transaction rules, among other requirements.

Brokered Deposits. Federal law and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution’s capital category is “well capitalized” or, with the FDIC’s approval, “adequately capitalized.” Depository institutions that have brokered deposits in excess of 10% of total assets may be subject to increased FDIC deposit insurance premium assessments. However, for institutions that are well capitalized and have a CAMELS composite rating of 1 or 2, reciprocal deposits are deducted from brokered deposits. The Economic Growth, Regulatory Relief, and Consumer Protection Act amends the Federal Deposit Insurance Act to exempt a capped amount of reciprocal deposits from treatment as brokered deposits for certain insured depository institutions.

Prompt Corrective Action. Federal law requires, among other things, that federal banking agencies take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For this purpose, the Federal Reserve Board’s regulations establish five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under applicable regulations, an institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank’s compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including a regulatory order to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, ceasing receipt of deposits from correspondent banks, dismissal of directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

The “community bank leverage ratio” regulatory capital framework, discussed previously, provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework is considered “well capitalized” for purposes of prompt corrective action.

At June 30, 2026, each of TruNorth Bank, bankESB and bankHometown met the criteria for being considered “well capitalized.”

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at federally-insured financial institutions, such as TruNorth Bank, generally up to a maximum of $250,000 per separately insured depositor. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Under the risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of TruNorth Bank.

Deposit insurance may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Reserve Board. TruNorth Bank does not know of any practice, condition or violation that may lead to termination of its deposit insurance.

Privacy Regulations. Federal regulations generally require TruNorth Bank to disclose its privacy policy, including identifying with whom it shares a customer’s “non-public personal information,” to customers at the time it establishes the customer relationship. TruNorth Bank has a privacy protection policy in place that provides each new customer with this policy at the time of an initial account opening, and believes that such policy is in compliance with the regulations. Most states, including Massachusetts, have enacted legislation concerning breaches of data security and the duties of institutions in response to a data breach. The U.S. Congress continues to consider federal legislation that would require consumer notice of data security breaches. In addition, Massachusetts has promulgated data security regulations with respect to personal information of their residents. Pursuant to the Fair and Accurate Credit Transactions Act (the “FACT Act”), TruNorth Bank has developed and implemented a written identity theft prevention program to detect, prevent, and mitigate identity theft in connection with the opening of certain accounts or certain existing accounts. Additionally, the FACT Act amended the Fair Credit Reporting Act to generally prohibit a person from using information received from an affiliate to make a solicitation for marketing purposes to a consumer, unless the consumer is given notice and a reasonable opportunity and method to opt out of the making of such solicitations.

Anti-Money Laundering; Bank Secrecy Act. Under the Bank Secrecy Act, a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report to the U.S. Treasury any cash transactions involving at least $10,000. In addition, financial institutions are required to file suspicious activity reports for any transaction or series of transactions that involve more than $5,000 and that the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the Bank Secrecy Act or has no lawful purpose. The USA PATRIOT Act, which amended the Bank Secrecy Act, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as TruNorth Bank, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity reporting, currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application to acquire a bank or to merge banks or effect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target. In addition, under the USA PATRIOT Act financial institutions are required to take steps to monitor their correspondent banking and private banking relationships as well as, if applicable, their relationships with “shell banks.”

Office of Foreign Assets Control. The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by the Office of Foreign Assets Control (“OFAC”), take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial or other transactions relating to a sanctioned country or with certain designated persons and entities; (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons); and (iii) restrictions on transactions with or involving certain persons or entities. Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences for TruNorth Bank.

Prohibitions Against Tying Arrangements. TruNorth Bank is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Consumer Protection and Fair Lending Regulations. TruNorth Bank is subject to a variety of federal and Massachusetts statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the U.S. Department of Justice for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes, including Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts and practices against consumers, authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations. Federal laws also prohibit unfair, deceptive or abusive acts or practices against consumers, which can be enforced by the Consumer Financial Protection Bureau, the Federal Reserve Board, the FDIC and state attorneys general.

Other Regulations

Interest and other charges collected or contracted for by TruNorth Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

•
Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
•
Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
•
Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and
•
Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of TruNorth Bank also are subject to, among others, the:

•
Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
•
Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and
•
Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Home Loan Bank System

TruNorth Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Banks provide central credit facilities primarily for member institutions. TruNorth Bank is a member of the Federal Home Loan Bank of Boston. As a member of the Federal Home Loan Bank of Boston, TruNorth Bank is required to hold shares of capital stock in it. TruNorth Bank complied with this requirement at June 30, 2026. Based on redemption provisions of the Federal Home Loan Bank of Boston, the stock has no quoted market value and is carried at cost. TruNorth Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Home Loan Bank of Boston stock. At June 30, 2026, no impairment had been recognized.

Bank Holding Company Regulation

Federal Holding Company Regulation. Hometown Financial will be a bank holding company within the meaning of the Bank Holding Company Act and it will be registered with the Federal Reserve Board and be subject to regulations (including the Federal Reserve Board’s Regulation Y), examinations, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board will have enforcement authority over Hometown Financial and its non-bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to TruNorth Bank or would otherwise result in Hometown Financial failing to serve as a source of strength for TruNorth Bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v)

leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association whose direct and indirect activities are limited to those permitted for bank holding companies. A bank holding company that meets certain specified criteria may elect to be regulated as a “financial holding company” and thereby engage in a broader array of nonbank financial activities than those generally permitted for bank holding companies. Hometown Financial has not elected financial holding company status.

Hometown Financial will be subject to the Federal Reserve Board’s capital adequacy guidelines for bank holding companies. The Dodd-Frank Act required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to the depository institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks, including the minimum capital ratios and the capital conservation buffer described above, apply to bank holding companies such as Hometown Financial on a consolidated basis.

By law, a bank holding company must act as a source of strength to its subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress. This support may be required at a time when Hometown Financial may not have the resources to provide support to TruNorth Bank. If a bank holding company declares bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where a bank holding company’s net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the bank holding company’s overall rate of earnings retention is inconsistent with the bank holding company’s capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Hometown Financial to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions. Additionally, following the conversion, Hometown Financial will not be permitted to pay dividends on its common stock if its stockholders’ equity would be reduced below the amount of the liquidation account established by Hometown Financial in connection with the conversion and offering.

Hometown Financial is a legal entity separate and distinct from TruNorth Bank and any of its other subsidiaries. Other than the proceeds retained from the offering, Hometown Financial’s funds will be derived primarily from any dividends paid to it by TruNorth Bank. The right of Hometown Financial, and consequently the right of its shareholders, to participate in any distribution of the assets or earnings of its subsidiaries, through the payment of such dividends or otherwise, will be subject to the prior claims of creditors of the subsidiaries, including, with respect to TruNorth Bank and its depositors, except to the extent that certain claims of Hometown Financial in a creditor capacity may be recognized.

Massachusetts Holding Company Regulation. Under Massachusetts banking laws, a company owning or controlling two or more banking institutions, including a Massachusetts savings bank, is regulated by the Massachusetts Commissioner of Banks and the Massachusetts Board of Bank Incorporation as a bank holding company. A bank holding company: (1) must obtain the approval of the Massachusetts Board of Bank Incorporation before engaging in certain transactions, such as the acquisition of more than 5% of the voting stock of another banking institution; (2) must register, and file reports, with the Massachusetts Commissioner of Banks; and (3) is subject to examination by the Massachusetts Commissioner of Banks. Hometown Financial would be a bank holding company regulated by the Massachusetts Commissioner of Banks and the Massachusetts Board of Bank Incorporation if it acquires a second banking institution and holds and operates it separately from TruNorth Bank. Until August 21, 2026, Hometown Financial (Massachusetts) and Hometown MHC were regulated as Massachusetts bank holding companies. On August 21, 2026, upon the mergers of TruNorth Bank, bankESB and bankHometown into a single institution, Hometown Financial (Massachusetts) and Hometown MHC ceased to qualify and were no longer subject to regulation as a Massachusetts bank holding company.

Change in Control Regulations

Under the Change in Bank Control Act, a federal statute, no person or group of persons may acquire “control” of a bank holding company, such as Hometown Financial, unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that the acquirer has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. There is a presumption of control upon the acquisition of 10% or more of a class of voting stock if the holding company involved has its shares registered under the Securities Exchange Act of 1934, or, if the holding company involved does not have its shares registered under the Securities Exchange Act of 1934, if no other persons will own, control or hold the power to vote a greater percentage of that class of voting security after the acquisition.

In addition, the Bank Holding Company Act prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve Board. Among other circumstances, under the Bank Holding Company Act, a company has control of a bank or bank holding company if it owns, controls or holds with power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors or trustees of the bank or bank holding company, or the Federal Reserve Board has determined, after notice and opportunity for hearing, that it has the power to exercise a controlling influence over the management or policies of the bank or bank holding company. The Federal Reserve Board has established presumptions of control under which the acquisition of control of 5% or more of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve Board, could constitute the acquisition of control of a bank holding company under the Bank Holding Company Act.

Federal Securities Laws

Hometown Financial’s common stock will be registered with the SEC after the conversion and stock offering. Hometown Financial will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration, under the Securities Act of 1933, of shares of common stock to be issued in the initial public offering of Hometown Financial does not cover the subsequent resale of those shares. Shares of common stock purchased by persons who are not affiliates of Hometown Financial may be resold without registration. Shares purchased by an affiliate of Hometown Financial will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If Hometown Financial meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of Hometown Financial’s outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Emerging Growth Company Status

Hometown Financial qualifies as an “emerging growth company” as defined in the federal securities laws. For as long as it qualifies as an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies that are not emerging growth companies. These exemptions include, but are not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, Hometown Financial also will not be subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require its independent auditors to audit its internal control over financial reporting. Hometown Financial has also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. This election is irrevocable during the period a company qualifies as an emerging growth company.

Hometown Financial will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of the conversion and stock offering; (ii) the first fiscal year after its annual gross revenues are $1.235 billion (adjusted for inflation) or more; (iii) the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of its common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year, assuming it has been subject to reporting requirements under the Exchange Act of 1934 for at least 12 months and has filed one annual report thereunder.

NEWCO MANAGEMENT

For the purposes of this section, references to “Hometown MHC” mean Hometown Financial Group, MHC, references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other disclosed in this proxy statement/prospectus.

Shared Management Structure

Each director of Hometown Financial is a director of TruNorth Bank. Each officer of Hometown Financial is an executive officer of TruNorth Bank. Hometown Financial expects to continue to have a shared management structure until there is a business reason for it to establish a separate management structure.

Officers of Hometown Financial

The following table sets forth information regarding the officers of Hometown Financial. Age information is as of June 30, 2026. Hometown Financial’s board of directors elects Hometown Financial’s officers annually.

Name	Age	Position(s) Held with Hometown Financial
Matthew S. Sosik	56	Chairman of the Board and Chief Executive Officer
Reed H. Whitman	46	Chief Financial Officer, Treasurer and Assistant Secretary
Michael R. Wheeler	55	President and Director

Executive Officers of TruNorth Bank

The following table sets forth information regarding the executive officers of TruNorth Bank. Age information is as of June 30, 2026. TruNorth Bank’s board of directors elects the officers of TruNorth Bank annually.

Name	Age	Position(s) Held with TruNorth Bank
Matthew S. Sosik	56	Chairman of the Board and Chief Executive Officer
Reed H. Whitman	46	Chief Financial Officer, Treasurer and Assistant Secretary
Michael R. Wheeler	55	President and Director
William Parent	64	Chief Strategy Officer
William S. Beitler	62	EVP, Chief Risk Officer
Bozena Dabek	55	EVP, Chief Administrative Officer
Randall J. Gage	54	EVP, Chief Credit Officer
Dena M. Hall	52	EVP, Chief Retail and Marketing Officer
Ryan J. Kirwin	52	EVP, Residential Lending
Scott Sanborn	62	EVP, Chief Commercial Banking Officer
Sheryl L. Shinn	51	EVP, Chief Information Officer

Directors of Hometown Financial and TruNorth Bank

The board of directors of Hometown Financial consists of 12 members, each serving a one-year term, such that the board of directors is elected at each annual meeting of stockholders. The directors of TruNorth Bank will be elected by Hometown Financial, which will be TruNorth Bank’s sole stockholder, following the completion of the conversion and stock offering.

The following table provides certain information about our directors, including age as of June 30, 2026, the years when they began serving as directors of TruNorth Bank (or one of its predecessors), and the years when their current terms as directors of Hometown Financial expire. The mailing address for each individual is 36 Main Street, Easthampton, MA 01027.

Name	Position(s) Held With TruNorth Bank	Age	Director Since
Jennifer R. Buras	Director	63	2018
Timothy F. Clarke	Director	64	2001
Robert Curran, Jr.	Director	65	2008
Steven H. Duvarney	Director	58	2011
Brian E. Galonek	Director	60	2008
Charles E. Holden	Director	63	2013
Helder Machado	Director	56	2019
N. Andrew Robb	Director	52	2021
Matthew S. Sosik	Chairman of the Board and Chief Executive Officer	56	2013
David E. Surprenant	Director	65	2019
Anthony P. Villani	Director; Corporate Secretary	62	2006
Michael R. Wheeler	President and Director	55	2012

Board Independence

Hometown Financial’s board of directors has determined that each director is “independent” as defined in, and for purposes of satisfying the listing standards of, the Nasdaq Stock Market, except for Matthew S. Sosik and Michael R. Wheeler. Messrs. Sosik and Wheeler are not independent because they are employees of both Hometown Financial and TruNorth Bank.

In determining the independence of the directors, the board of directors considered relationships between TruNorth Bank and its directors, including loan and deposit relationships, as well as those which are not required to be reported under “– Transactions With Certain Related Persons” below. Brian E. Galonek is the president of All-Star Incentives, Inc., which provides employee incentive, recognition and reward programs. During the year ended June 30, 2026, we paid $53,000 to All-Star Incentives, Inc. for TruNorth Bank-branded merchandise. Additionally, David E. Surprenant is a partner and chairman of the law firm of Mirick, O’Connell, DeMallie & Lougee, LLP (“Mirick”). During the year ended June 30, 2026, we paid $110,000 to Mirick for legal services.

Board Leadership Structure and Risk Oversight

Mr. Sosik serves as both Chairman of the Board and Chief Executive Officer of Hometown Financial. Our board of directors believes that combining the Chairman of the Board and Chief Executive Officer positions fosters clear accountability, effective decision-making, alignment on corporate strategy, and a clear and direct channel of communication from senior management to the full board of directors. As Chief Executive Officer of Hometown Financial and TruNorth Bank, Mr. Sosik is well positioned to understand the challenges faced by our organization. As a result, he can set our strategic direction, provide day-to-day leadership, and also set the agenda of the board of directors.

We understand the risk that an inside chairman could theoretically manage the board of directors’ agenda to limit the consideration of important issues relating to management. In response to this risk, we have appointed director Jennifer R. Buras as Lead Independent Director, which we believe provides a source of leadership that is complimentary to that provided by the Chairman, but is independent of management. The Lead Independent Director is responsible for providing input with respect to the preparation of agendas for meetings of the board of directors and board committees, working with the Chairman of the Board and our corporate secretary to ensure that the board of directors has adequate resources and information to support its activities, serving as chair of board meetings in the Chairman’s absence, educating the board of directors as to its responsibilities, chairing meetings of the independent directors, and serving as a liaison between the board of directors and management and among individual directors. To further minimize the risk involved with having a joint Chairman of the Board and Chief Executive Officer, our independent directors will meet in executive sessions periodically to discuss certain matters, such as the Chief Executive Officer’s performance and his annual compensation, as well as our independent audit and internal controls.

Business Background of Our Directors

The following sets forth certain information regarding our directors. There are no arrangements or understandings between any director and any other person pursuant to which the director was selected. Each director’s biography contains information regarding his or her business experience and the experiences, qualifications, attributes or skills that caused the board of directors to determine that he or she should serve as a director. Unless otherwise indicated, each individual below has held his or her position for at least five years.

Many directors are long-time residents of the communities we serve and have operated, or currently operate, businesses located in those communities. As a result, we believe each director has significant knowledge of the businesses that operate in our market area, an understanding of the local real estate market and property values, and an understanding of the general demographics of the communities. We believe that the local knowledge and experience of our directors helps us to assess the credit and banking needs of our customers, develop products and services to better serve our customers, and assess the risks inherent in our lending operations. As local residents, our directors are also exposed to the advertising, product offerings and community development efforts of competing institutions, which helps us in structuring our marketing efforts and community outreach programs.

Jennifer R. Buras has served as a senior partner and co-leader of Essex, the executive career management business of Keystone Partners, which is now Careerminds Group Inc., dedicated to advising senior executives and corporate directors, since 2016. She previously worked as a principal and executive search consultant at Egon Zehnder, a global executive search firm, where she served as financial services practice group lead for the Boston office. Before that, Ms. Buras spent a decade in the banking industry, at First Chicago and Bank of Boston (subsequently known as “BankBoston” and “Fleet Bank”) as a corporate banker, providing debt, treasury, and investment banking services to mid- to large-cap companies. She began her career at PricewaterhouseCoopers and formerly held a Certified Public Accountant (CPA) license. Ms. Buras has served on the board of directors of the YMCA of North Shore, including as board chair from 2019-2024, and the board of trustees at Saint John’s Preparatory School. She is a member of the National Association of Corporate Directors, Women Corporate Directors, Extraordinary Women on Boards, and the International Women’s Forum. Her community outreach and extensive experience in executive assessment, corporate governance, compensation, talent management, finance and accounting, and the banking industry provide the board of directors with valuable expertise.

Timothy F. Clarke has co-owned and managed multi-family and commercial properties on Boston’s North Shore since 1985. From 1985 through 2015, he was employed by and then transitioned to co-owner and president of Clarke Brothers Fuel, a home heating oil and service company. Additionally, from 1985 through 2021, he was the co-owner and treasurer of Waters & Brown Paint & Decorating, a retail company. Mr. Clarke served on the board of North Shore Bank for 25 years, including as chairman of the board from 2021 to 2026. Mr. Clarke volunteers at The Salem Pantry and the Salem, Massachusetts Rotary Club. His extensive business and real estate management experience provides the board of directors with valuable knowledge.

Robert E. Curran, Jr. has served as a principal consultant for FJC Ventures LLC, a commercial real estate company, since 2011. He also served as president of F.J. Curran Co. Inc., a mechanical contracting and construction services firm from 1994 until January 2026. His extensive experience in business management, construction, and commercial real estate and knowledge of the local business environment provide the board of directors with valuable knowledge.

Steven H. Duvarney has managed Duvarney Jewelers since 1995 and is currently a director of the New England Jewelers Association and the Boston Jeweler’s Club. Previously, he served as the president of both organizations as well as the New England Guild of the American Gem Society. He is also currently the president of The Fay Club, Inc., a historic private social club. He served as a director of the North Central Massachusetts Chamber of Commerce from 2016 through 2022 and served two terms on the Fitchburg State University Foundation board. In addition, Mr. Duvarney previously served as chairman of the board of directors of the Athol-Clinton Co-operative Bank and oversaw its merger with bankHometown in 2011, where he stayed on as director for 15 years and was elected chairman from 2018 to 2021. His extensive bank governance experience and insight into the local business environment provide the board of directors with valuable expertise.

Brian E. Galonek has been president of All-Star Incentives, a family business that builds and manages custom employee and customer incentive programs for national organizations, since 2020, having joined the company in 1988. Through this work, he has become a Certified Professional of Incentive Management (CPIM) and has served on the boards of a variety of incentive industry groups. He is also co-owner of several limited liability companies that own and manage commercial real estate. Mr. Galonek joined the board of directors of BankHometown in 2008, serving as chairman of the board from 2021 to 2024. Mr. Galonek is active in the local community, having served as a coach, president and board member of a variety of youth sports leagues, on the boards of a local education foundation and several charitable committees, and as a fundraiser for a variety of charitable organizations, including The Jimmy Fund, Dana-Farber Cancer Institute, Why Me, Sherry’s House, and Best Buddies

International. Mr. Galonek’s extensive community service and experience in management, business operations, real estate development, and employee and customer engagement and motivation provide the board of directors with valuable knowledge.

Charles E. Holden is the owner and operator of Holden Station Inc., a gas station and convenience store operated by his family for over 100 years, and from 1984 to 2021 was the owner and operator of Holden Oil Inc., a petroleum distribution company. He has been involved in the planning and development of real estate projects throughout his career, and he is currently managing and developing a portfolio of commercial and residential properties. Mr. Holden has served on the board of the Metro North YMCA, including as chair of the board, since 2006. He previously served as a board member of the American Red Cross of Massachusetts Bay and as board chair for the New England Propane Gas Association and the Greater Peabody Chamber of Commerce. In 2005, Mr. Holden was a founding member of a captive insurance company formed to serve the special risks of energy companies. Mr. Holden also served the City of Peabody as a member of the Conservation Commission and the Licensing Board and as the chair of its annual International Festival. His extensive community involvement and experience in business ownership and real estate development provides the board of directors with valuable expertise.

Helder Machado has served as the chief executive officer of Machado Consulting, a consulting firm specializing in IT and cybersecurity solutions, since 2001. He is a 32-year retired Lieutenant Colonel of the U.S. Army, during which he served as a combat veteran. Additionally, Mr. Machado serves on numerous boards in the community and veterans organizations specializing in technology and cyber security. Mr. Machado’s extensive experience in business finance, sales and marketing, computer engineering, technology, cybersecurity and leadership provides the board of directors with valuable perspective.

N. Andrew Robb is a CPA and the president and owner of Burgess, Robb & Grassetti, P.C., an accounting firm, where he has been employed since 2001. In this role, he oversees tax compliance, strategic tax planning, advisory services, and business development. He is a member of the American Institute of Certified Public Accountants, the Massachusetts Society of Certified Public Accountants, and member and treasurer of the East Longmeadow Educational Endowment Fund. Mr. Robb has extensive experience in preparing and auditing financial statements for clients across all industries. His expertise in finance and accounting provides the board of directors with valuable knowledge.

Matthew S. Sosik has served as Chief Executive Officer of Hometown MHC and Hometown Financial (Massachusetts) since 2013. He also served as the President and Chief Executive Officer of bankESB from 2013 until it merged with bankHometown and TruNorth Bank (the other two subsidiary banks of Hometown Financial (Massachusetts)) in August 2026, at which point he became the Chairman and Chief Executive Officer of TruNorth Bank. He has been employed in banking his entire professional career and served as CEO of bankHometown from 1996 until 2013 before its affiliation with Hometown Financial (Massachusetts). Mr. Sosik was an examiner with the FDIC from 1992 until 1996. Mr. Sosik also serves as a board member of Connecticut On-line Computer Center, the Massachusetts Housing Partnership Fund and Massachusetts Bankers Association. His decades of community banking leadership in our regional market area provide invaluable knowledge.

David E. Surprenant is an attorney and a partner of the law firm Mirick, O’Connell, DeMallie & Lougee, LLP, where he focuses primarily on commercial lending and mergers and acquisitions. He has been with the firm for more than 40 years and has served as managing partner for 22 years. Mr. Surprenant also previously served as Chairman of the Board of bankHometown. His extensive legal and business experience provides the board of directors with valuable knowledge.

Anthony P. Villani has been the owner and manager of Real Estate Consulting Services, LLC, providing strategic lease restructuring for national retail brands, since 2018. From 1989 to 2018, he served as head of real estate for Yankee Candle Company, where he developed the company’s retail store footprint across North America, leading site selection, leasing, design and construction, and facilities management during a period of aggressive growth. He also serves as trustee and vice chairperson of the board of trustees for Frank Newhall Look Memorial Park in Florence, Massachusetts. His extensive experience in real estate, business operations, and corporate management provides the board of directors with valuable knowledge.

Michael R. Wheeler has served as President of Hometown MHC, Hometown Financial (Massachusetts) and TruNorth Bank since August 2026. He previously served as President and Chief Executive Officer of TruNorth Bank and Chief Operating Officer of Hometown MHC and Hometown Financial (Massachusetts) from September 2024 to August 2026, following our acquisition of North Shore Bank. He served as President and Chief Operating Officer of North Shore Bank from 2019 to 2024, and as President and Chief Executive Officer of Beverly Bank from 2013 to 2019, having joined the bank in 2012 as President. He is also the treasurer of YMCA North Shore and a director of the Massachusetts Bankers Association Guaranteed Insurance Trust. His extensive executive leadership and community banking experience provides the board of directors with valuable industry expertise and strategic insight.

It is anticipated that at least one (and up to two) members of the current Primary Bank board of directors will be appointed to serve on the board of directors of Hometown Financial and TruNorth Bank following our acquisition of Primary Bank. See “The Merger – Governance of the Combined Company” for more information.

Business Background of Executive Officers Who are Not Directors

The following sets forth certain information regarding our executive officers who are not directors. Unless otherwise indicated, each individual below has held his or her position for at least five years.

William S. Beitler has served as Chief Risk Officer since September 2024 when we acquired North Shore Bank. He served as Chief Risk Officer of North Shore Bank from 2018 until September 2024. Mr. Beitler has nearly 40 years of varied banking experience and previously served as chief executive officer of two independent banks in the Midwest.

Bozena Dabek has served as Executive Vice President and Chief Administrative Officer since November 2015, leading human resources, learning and development, and executive administration. She joined TruNorth Bank in 2010 as Executive Vice President and Chief Financial Officer before transitioning to her current role. Ms. Dabek has over 30 years of diverse banking experience, including nearly 20 years with JPMorgan Chase in the Investment Banking Finance Division. She also serves on the Board of Directors for the Cooperative Banks Employees Retirement Association (CBERA).

Randall J. Gage has served as Executive Vice President and Chief Credit Officer since 2017 and has been employed by bankESB and Hometown Financial Group since 2013. He joined bankESB as Executive Vice President of Residential Lending after working in de novo, public community banks in central Connecticut. Previously, Mr. Gage worked for bankHometown from 1998 to 2005, after beginning his banking career as an examiner with the FDIC.

Dena M. Hall has served as Executive Vice President and Chief Retail Banking and Marketing Officer since 2018. Her primary areas of responsibility include marketing, corporate communications, charitable giving, and retail division oversight including the branch network, retail sales, administration, and customer care. She also serves as President of each of the Easthampton Savings Bank Foundation, the bankHometown Community Foundation, and the Abington Bank Community Foundation. Ms. Hall also served as the chief marketing officer for United Financial Bancorp, Inc. and United Bank from 2005 to 2018, and as regional president from 2014 to 2018. Ms. Hall has served as a trustee of the Baystate Health System Foundation since 2012.

Ryan J. Kirwin has served as Executive Vice President of Residential Lending since October 2022 when we acquired Randolph Bancorp, Inc. and its subsidiary, Envision Bank. Mr. Kirwin is responsible for our residential loan originations, underwriting, secondary marketing and sales. He has 30 years of residential lending experience. He served in the same role at Envision Bank, beginning in 2008.

William Parent has served as Chief Strategy Officer since October 2022, when we acquired Randolph Bancorp, Inc. and Envision Bank. He was the chief executive officer and a director of Randolph Bancorp, Inc. and Envision Bank from 2020 to October 2022. Mr. Parent also previously served as chief executive officer and a director of Blue Hills Bancorp, Inc. and Blue Hills Bank from 2010 to 2019, and as a director of Independent Bank Corp. and Rockland Trust Company from 2019 to 2020. Mr. Parent has also served as a director of the Federal Home Loan Bank of Boston since 2021 and was prior chair of the Massachusetts Bankers Association and the YMCA of Greater Boston and a board member of the New England Council.

Scott Sanborn has served as Executive Vice President and Chief Commercial Banking Officer since December 2025. He is responsible for all commercial banking activities including lending, business deposit growth, and cash management. He served as Executive Vice President and Chief Lending Officer of HarborOne Bank, where he held various lending leadership positions from October 2014 to November 2025. Mr. Sanborn also serves on the boards of the Spirit of Adventure Council for Scouting America, New England Certified Development Corporation, the Metro South Chamber of Commerce, and the United Way Leadership Campaign and Fundraising Committee.

Sheryl L. Shinn has served as Executive Vice President and Chief Information Officer since September 2024, following our acquisition of North Shore Bank. She has served in that role for North Shore Bank since January 2022. She oversees technology strategy, digital banking, data management, loan and deposit operations, and the information technology department. From 2017 to 2020, Ms. Shinn served as Executive Vice President, Chief Operating Officer, and Chief Information Officer of Farm Credit Financial Partners, Inc. where she was responsible for the design, implementation, maintenance, and security of the company’s information technology infrastructure and operations. Over the past decade Ms. Shinn has volunteered on the boards of Society for Information Management CT and March of Dimes.

Reed H. Whitman has served as Executive Vice President, Chief Financial Officer, and Treasurer since February 2025. He served as the Treasurer for Brookline Bancorp, Inc. from 2013 to February 2025 and in previous roles at State Street Corporation, The Federal Home Loan Bank of Boston, and Darling Consulting Group. Mr. Whitman also volunteers as the treasurer for Hill House Boston Community Center.

Committees of the Board of Directors

We conduct business through meetings of our board of directors and its committees. Hometown Financial’s board of directors has established standing committees, including an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Each operates under a written charter, which governs its composition, responsibilities and operations. TruNorth Bank also has standing committees of its board of directors.

The table below sets forth the composition of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee. Each member of each committee meets both the Nasdaq Stock Market and SEC independence requirements for membership on these committees. The board of directors has determined that N. Andrew Robb qualifies as an “audit committee financial expert” as that term is defined in SEC rules and regulations.

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
N. Andrew Robb (Chair)	Anthony P. Villani (Chair)	David E. Surprenant (Chair)
Timothy F. Clarke	Jennifer R. Buras	Robert Curran, Jr.
Steven H. Duvarney	Charles E. Holden	Brian E. Galonek
Helder Machado	David E. Surprenant	Charles E. Holden
Anthony P. Villani

Transactions With Certain Related Persons

Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits publicly-traded companies from making loans to their executive officers and directors, but it contains a specific exemption from that prohibition for loans made by federally-insured financial institutions, such as TruNorth Bank, to their executive officers and directors in compliance with federal banking regulations. At June 30, 2026, all loans made by TruNorth Bank to our directors and executive officers were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to TruNorth Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. These loans were performing according to their original terms at June 30, 2026, and were made in compliance with federal banking regulations.

Other. Neither Hometown Financial nor TruNorth Bank has entered into any other transactions since June 30, 2025 in which the amount involved exceeded $120,000 and in which any related persons had or will have a direct or indirect material interest.

Executive Compensation

Summary Compensation Table. The following information is furnished for our principal executive officer and the two most highly compensated executive officers (other than the principal executive officer) whose total compensation exceeded $100,000 for the fiscal year ended June 30, 2026. These individuals are sometimes referred to in this prospectus as the “named executive officers.”

Name and Principal Position	Year	Salary ($)	Non-equity Incentive Plan Compensation ($) (1)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)
Matthew S. Sosik	2026	848,640	848,640	—	34,638	1,731,918
Chairman of the Board and Chief Executive Officer
Michael R. Wheeler	2026	677,871	319,875	—	210,324	1,208,070
President
Reed H. Whitman.	2026	358,750	131,620	607	156,931	647,908
Executive Vice President, Chief Financial Officer and Treasurer

(1)
Represents bonuses earned under the Incentive Compensation Program as described in more detail below.
(2)
The compensation set forth in the “All Other Compensation” column is as follows:

	401(k) Plan Employer Contributions ($)	Automobile ($)	Deferred Compensation Plan ($) (a)	Imputed Income ($) (b)	HSA Contributions ($)	Total All Other Compensation ($)
Mr. Sosik	28,800	946	—	3,692	1,200	34,638
Mr. Wheeler	28,125	4,622	173,098	4,479	—	210,324
Mr. Whitman	40,621	14,400	99,000	1,710	1,200	156,931

(a)
Represents contributions made to non-qualified plans as described in more detail below.
(b)
Represents imputed income from life insurance and long-term disability insurance coverages.

Employment Agreements. In connection with the conversion and stock offering, TruNorth Bank will enter into a new employment agreement with each of Matthew S. Sosik, Chairman of our board of directors and Chief Executive Officer of Hometown Financial and TruNorth Bank, and Michael R. Wheeler, President of Hometown Financial and TruNorth Bank. Mr. Sosik is not currently covered by an employment agreement. The new employment agreement for Mr. Wheeler will replace his existing employment agreement. The new employment agreements will become effective on the closing of the conversion and stock offering. The initial term of the employment agreements will begin as of the effective date of the conversion and stock offering and end on the third anniversary of that date. Commencing on the first anniversary of the effective date of the agreements and on each anniversary date thereafter, the terms of the agreements will extend automatically for one additional year, so that the remaining term is again three years, unless either party gives notice to the other party of non-renewal. If either party provides a notice of non-renewal, the term will become fixed at that time and expire at the end of the then current term. Notwithstanding the foregoing, if Hometown Financial or TruNorth Bank enter into a transaction that will constitute a change in control, as defined under the employment agreements, the terms of the agreements will automatically extend so that they will expire no less than three years following the effective date of the change in control.

Each employment agreement specifies the base salary of the executive. The board of directors or the Compensation Committee of the board of directors of TruNorth Bank may increase, but not decrease, the executive’s base salary. In addition to base salary, both agreements provide that the executive will participate in any bonus plan or arrangement of TruNorth Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the board of directors or the Compensation Committee of the board of directors of TruNorth Bank. TruNorth Bank will provide a minimum short-term target incentive cash bonus opportunity for the executives (100% of base salary for Mr. Sosik and 45% of base salary for Mr. Wheeler). The executives will also be entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of TruNorth Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of their duties for TruNorth Bank. TruNorth Bank will also provide each executive with reimbursement or payment for the use of an automobile.

TruNorth Bank will be able to terminate either executive’s employment, or the executive will be able to resign from his employment, at any time with or without good reason. Under the employment agreements, if TruNorth Bank terminates the employment of either executive without cause or the executive resigns for “good reason” (i.e., a “qualifying termination event”), TruNorth Bank will pay the executive a severance payment equal to the greater of (1) the remaining base salary and total annual incentive bonus opportunity (based on the highest annual bonus earned during the three most recent calendar years before his date of termination) the executive would have received during the remaining term of the employment agreement or (2) two times the sum of the executive’s base salary and the average annual incentive bonus for the three most recently completed calendar years before the date of termination. In addition, the executives will be reimbursed for their monthly COBRA premium payments for the greater of the remaining term of the agreement or 18 months.

If a qualifying termination event occurs during the term of either agreement or within two years following a change in control of Hometown Financial or TruNorth Bank, the executives will be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (1) the base salary in effect as of the date of termination (or during any of the three preceding years, if higher) and (2) average annual total incentive bonus earned by the executive for the three most recently completed calendar years before the change in control (or, if greater, the annual total incentive bonus that would have been earned in the year of the change in control at target bonus opportunity). In addition, the executives will receive a lump sum payment equal to the value of health care coverage for 36 months (based on the cost of COBRA premiums).

For purposes of the employment agreements, the term “good reason” includes: (1) a material reduction in the executive’s base salary and/or aggregate incentive compensation opportunities under TruNorth Bank’s short-term incentive plan (unless the reduction is part of a non-discriminatory reduction applicable to all executive officers); (2) a material reduction in the executive’s authority, duties or responsibilities; (3) the failure to re-appoint the executive to his executive position or the failure to nominate and recommend the election of the executive to the board of directors of Hometown Financial or to appoint or nominate and elect the executive to the board of directors of TruNorth Bank; (4) a relocation of the executive’s principal place of employment by more than 25 miles; or (5) a material breach of the employment agreement by TruNorth Bank.

Each employment agreement terminates upon the executive’s death. If the executive dies, TruNorth Bank will pay to the executive’s beneficiary the equivalent of six months’ base salary and continued medical benefits for the executive’s dependents for 12 months, to the extent allowed by the plan. In the event of executive’s disability, TruNorth Bank will be entitled to terminate the employment agreement.

Upon termination of employment (other than a termination in connection with a change in control), the executive will be required to adhere to one-year non-competition and one-year non-solicitation restrictions set forth in the employment agreement.

The non-competition and non-solicitation covenants apply following a change in control for a period mutually to be agreed to by the parties, which will be no less than six months nor exceed two years. In the event payments and benefits provided to the executive become subject to Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), and after considering the value of the non-competition and non-solicitation covenants, the payments would be reduced if the reduction will leave the executive financially better off on an after-tax basis than if the executive received the entire payment and was obligated to pay the excise tax under Section 4999 of the Code.

Change in Control Agreements. TruNorth Bank does not currently maintain change in control agreements with any of its employees. In connection with the conversion and stock offering, TruNorth Bank will enter into a change in control agreement with Reed H. Whitman, Executive Vice President, Chief Financial Officer and Treasurer, and certain other key executives.

The change in control agreement has an initial term of 24 months. Each year, the term of the change in control agreement will extend for an additional 12 months, so that the term is again 24 months, unless either party gives at least 60 days’ written notice of non-renewal to the other. If a change in control occurs during the term of the agreement, the term of the agreement will automatically renew for 24 months from the effective date of the change in control.

If the executive’s employment involuntarily terminates for reasons other than cause, or in the event of the executive’s resignation for “good reason,” in either case following a change in control and during the term of the agreement, the executive will receive a severance payment, paid in a single lump sum, equal to two times the sum of the executive’s base salary and the annual total incentive bonus that would have been earned in the year of the change in control at target bonus opportunity. In addition, the executive will receive a lump sum payment equal to the value of health care coverage for 24 months based on the cost of COBRA premiums. For purposes of the change in control agreement, the term “good reason” includes: (1) the assignment to the executive of any duties that are materially inconsistent with the executive’s positions, duties, responsibilities and status immediately before a change in control, or a material change in the executive’s reporting responsibilities, titles or offices as an officer and employee as in effect immediately before the change in control, or any removal of the executive from or any failure to re-elect the executive to any of executive’s responsibilities, titles or offices; (2) a reduction in the executive’s base salary or bonus/incentive award opportunity under TruNorth Bank’s (or its successor’s) incentive compensation plans or arrangements as in effect immediately before the date of the change in control or as the same may be increased from time to time thereafter; (3) a change in the executive’s principal place of employment by a distance in excess of 25 miles from its location immediately before the change in control; or (4) the failure of the successor to assume and honor the change in control agreement. With respect to payments and benefits made or provided in connection with a change in control, if the payments and benefits constitute an excess parachute payment, then the payments and benefits will be reduced to an amount that is one dollar less than three times the executive’s “base amount” (as that term is defined in Section 280G of the Code) if doing so will result in a higher after-tax benefit to the executive than the executive receiving all of the payments and benefits and paying any income and excise taxes on those amounts.

Executive Salary Continuation Agreement. TruNorth Bank, as successor entity, maintains the Easthampton Savings Bank Executive Salary Continuation Agreement (the “Salary Continuation Agreement”) for Mr. Sosik. Under the Salary Continuation Agreement, upon Mr. Sosik’s separation from service following the attainment of his normal retirement age (age 62), TruNorth Bank will pay to Mr. Sosik a lump sum amount that is actuarially equivalent to the “SERP Annuity,” using a 5% discount rate. The SERP Annuity is defined as a single-life annuity commencing on the executive’s retirement date, payable in monthly installments, under which the annual benefit equals (A) 75% of the executive’s “Final Average Annual Compensation” (as defined in the Salary Continuation Agreement) determined as of the executive’s retirement date, or separation from service, if earlier, less (B): (i) 50% of the executive’s annual Social Security benefit and (ii) 100% of the annual payments to which the executive would be entitled under a “DC Annuity” (as defined in the Salary Continuation Agreement). The benefit is payable in a lump sum within 30 days following the executive’s separation from service. Mr. Sosik is fully vested in the benefit. In the event of a termination of employment before the executive’s normal retirement age (other than for death or disability), TruNorth Bank will pay the executive a lump sum equal to the retirement benefit multiplied by the executive’s cumulative vested percentage, payable within 30 days following separation from service. If the executive is terminated for cause (as defined in the Salary Continuation Agreement), all benefits under the Salary Continuation Agreement will be forfeited.

If the executive dies while actively employed, TruNorth Bank will pay the accrued benefit to the executive’s designated beneficiary (or to the executive’s estate absent a valid designation). Additionally, for each taxable year ending before the executive’s separation from service, TruNorth Bank will pay an annual tax bonus equal to the FICA/Medicare tax attributable to the executive’s benefit under the Salary Continuation Agreement, grossed up for income taxes, within 30 days following the end of the executive’s taxable year.

Notwithstanding the foregoing, if Mr. Sosik is a “specified employee” within the meaning of Code Section 409A at the time of his separation from service (for reasons other than death or disability), payments will be delayed for six months following separation from service, with such payments instead commencing on the first day of the seventh month.

Supplemental Executive Retirement Plan. TruNorth Bank, as successor employer, maintains the Beverly Cooperative Bank Supplemental Executive Retirement Plan (the “SERP”) for the benefit of Mr. Wheeler. The SERP is an unfunded, non-qualified deferred compensation arrangement intended to comply with Code Section 409A. Under the SERP, TruNorth Bank credits Mr. Wheeler’s account with fixed annual contributions and annual interest, compounded annually, at a rate established by the Compensation Committee (currently 4.5% per annum).

Mr. Wheeler participates in the SERP under three separate Participation Agreements, and the total annual contribution credited to Mr. Wheeler’s account under all three participation agreements is $173,098. Upon Mr. Wheeler’s separation from service on or after attainment of his Benefit Age (as defined in the SERP), Mr. Wheeler will be entitled to receive his full account balance, paid in a lump sum no later than 30 days after his separation from service. In the event of a separation from service before attainment of his Benefit Age (other than due to death, disability, or a change in control), Mr. Wheeler will be entitled to receive the vested portion of his account balance, payable in a lump sum no later than 30 days after his separation from service. In either case, the account balance will continue to be credited with earnings until paid. Mr. Wheeler is fully vested under two of his participation agreements. With regard to the third agreement, he will be 50% vested in his account balance after completion of three years of service and will continue to vest at a rate of 10% per year for each year thereafter, with vesting having begun on January 1, 2024.

In the event of a change in control (as defined in the SERP) followed by Mr. Wheeler’s involuntary separation from service without cause or resignation for good reason within 24 months thereafter, Mr. Wheeler will be entitled to receive his entire account balance, which will become fully vested, plus the present value of five additional annual contributions (with such present value determined in accordance with Treasury Regulations under Code Section 280G), payable in a lump sum no later than 30 days after such separation from service.

In the event of Mr. Wheeler’s death while actively employed, his designated beneficiary will be entitled to receive a death benefit equal to Mr. Wheeler’s entire account balance, payable in a lump sum no later than 30 days after the date of death. In the event of Mr. Wheeler’s disability (as defined in the SERP) while actively employed, Mr. Wheeler will be entitled to receive a disability benefit equal to his entire account balance, payable in a lump sum within 30 days of separation from service due to disability. In both cases, the account balance will automatically become 100% vested.

If Mr. Wheeler is terminated for cause (as defined in the SERP), all benefits under the SERP will be forfeited. If Mr. Wheeler has a vested account balance, the benefits are conditioned upon his compliance with a one-year post-separation covenant not to compete, a covenant not to solicit employees or customers of TruNorth Bank, and confidentiality obligations. In the event of a violation, all benefits will cease and any benefits previously paid must be reimbursed to TruNorth Bank. The non-competition and non-solicitation provisions do not apply following a change in control.

Notwithstanding the foregoing, if Mr. Wheeler is a “specified employee” within the meaning of Code Section 409A at the time of his separation from service (for reasons other than death or disability), payments will be delayed until the first day of the seventh month following his separation from service.

Non-Qualified Deferred Compensation Plan. TruNorth Bank sponsors the Non-Qualified Deferred Compensation Plan for Selected Senior Executives (the “Deferred Compensation Plan”), in which Mr. Whitman participates. Under the Deferred Compensation Plan, TruNorth Bank credits Annual Awards (as defined in the Deferred Compensation Plan) to Mr. Whitman’s accrued liability reserve account equal to 20% of his Annual Compensation (as defined in the Deferred Compensation Plan) for each applicable plan year, plus additional credits of $29,000 on each of January 1, 2026, January 1, 2027 and January 1, 2028. Each month, TruNorth Bank credits interest to Mr. Whitman’s accrued liability reserve account at a rate equal to the Prime Rate published in The Wall Street Journal. Mr. Whitman does not vest in his benefit under the Deferred Compensation Plan until the third anniversary of the date on which he became a participant in the plan. Commencing on the third anniversary, his vested interest is 100% in all sums credited to his accrued liability reserve account, except that Annual Awards and interest for the two most recently completed plan years vest upon his death, disability, a change in control-related separation from service, or attainment of retirement age (age 65) while in the active service of TruNorth Bank. If Mr. Whitman attains retirement age (age 65) while in the active service of TruNorth Bank, his retirement benefit, equal to his full accrual balance, will be distributed to him in a lump sum on the first day of the second month following his retirement date. Upon an early termination of service, the vested portion of his accrual balance will be distributed to him in a lump sum on the first day of the second month following his separation from service.

Additionally, for each taxable year ending before the executive’s separation from service, TruNorth Bank will pay an annual tax bonus equal to the FICA/Medicare tax attributable to the executive’s benefit under the Deferred Compensation Plan grossed up for income taxes, within 30 days following the end of the plan year.

Notwithstanding the foregoing, if Mr. Whitman is a “specified employee” within the meaning of Code Section 409A at the time of his separation from service (for reasons other than death or disability), payments will be delayed until the first day of the seventh month following his separation from service.

Annual Bonus Plans. During the fiscal year ended June 30, 2026, incentive compensation was paid to the named executive officers under two separate bonus plans: the bankESB Annual Incentive Compensation Program and the North Shore Bank Annual Incentive Compensation Program. In connection with the merger of the three subsidiary banks of Hometown Financial (Massachusetts) (bankESB, bankHometown and TruNorth Bank) in August 2026, the individual Annual Incentive Compensation Plans were discontinued, and all named executive officers now participate in the single TruNorth Bank Annual

Incentive Plan. Under each annual incentive plan, awards are based on achievement of certain threshold levels tied to individual and company performance. The performance criteria include bank earnings, safety and soundness metrics, performance relative to the bank’s peer group and return on assets. Achievement of bank performance factors will determine the total pool of incentive compensation funds available for distribution to employees. To qualify for a particular level of incentive, all performance metrics must be met or exceeded. The incentive compensation payment will be calculated as a percentage of the employee’s regular base pay for the year, excluding any overtime, bonus payments, benefits, disability payments or other income.

Split-Dollar Life Insurance. TruNorth Bank, as successor employer, maintains the Hometown Bank Split Dollar Agreement for the benefit of Mr. Sosik and the Beverly Bank Endorsement Split-Dollar Life Insurance Agreement for the benefit of Mr. Wheeler. Under Mr. Sosik’s agreement, in the event of death, his beneficiary will receive a benefit equal to the lesser of: (1) the net death proceeds (as defined in the agreement) or (2) $500,000. Under Mr. Wheeler’s agreement, in the event of death: (x) while an employee of TruNorth Bank, his beneficiary will be entitled to the lesser of: (1) three times his then-annual salary or (2) the net amount at risk under the policy at the time of death (i.e., the death benefit of the policy minus the cash surrender value); or (y) if the executive is not employed with TruNorth Bank at the time of his death, his beneficiary will be entitled to the lesser of $500,000 or the net amount at risk under the policy at the time of death.

401(k) Plan. TruNorth Bank maintains The Defined Contribution (Plan A) of CBERA, a tax-qualified defined contribution plan for eligible employees (the “401(k) Plan”). The named executive officers are eligible to participate in the 401(k) Plan on the same terms as other eligible employees. Eligible employees become participants in the 401(k) Plan and may make salary deferrals under the plan after having attained age 19 and completed three months of service in which they work at least 250 hours of service.

Under the 401(k) Plan, a participant may elect to defer, on a pre-tax basis, from 1% to 75% of their compensation, subject to the maximum amount of compensation permitted by the Code. For 2026, the salary deferral contribution limit is $24,500, provided, however, that a participant aged 50 to 59 or 64 and older may contribute an additional $8,000 to the 401(k) Plan for a total of $32,500 and a participant aged 60 to 63 may contribute an additional $11,250 to the 401(k) Plan for a total of $35,750. In addition to salary deferral contributions, Hometown Financial currently makes a safe harbor non-elective contribution equal to 3% of a participant’s compensation and a matching contribution equal to 100% of the first 5% of elective deferrals made by participants under the plan.

A participant is always 100% vested in his or her salary deferral contributions and TruNorth Bank’s non-elective contributions. A participant will vest in matching contributions at the rate of 20% per year of service, so that a participant will become fully vested after completing five years of credited service. Generally, unless the participant elects otherwise, the participant’s account balance will be distributed following the participant’s termination of employment. However, participants may take in-service withdrawals from the 401(k) Plan in certain circumstances, including for loans and hardships.

In connection with the conversion and stock offering, TruNorth Bank intends to allow participants in the 401(k) Plan to use a portion of their 401(k) account balances to purchase stock in the conversion and stock offering. Employer contribution expense recognized in connection with the 401(k) Plan was $5.1 million for the year ended June 30, 2026.

Employee Stock Ownership Plan. TruNorth Bank has adopted an ESOP, effective January 1, 2027, for eligible employees. Eligible employees will include employees who have attained age 19 and have completed one year of service. Eligible employees employed as of the close of the conversion and stock offering will begin participation in the ESOP as of January 1, 2027 or on the first entry date commencing on or after the eligible employee’s completion of one year of service and attainment of age 19, whichever is later. Entry dates in the ESOP will be each January 1 and July 1.

The ESOP trustee is expected to purchase, on behalf of the ESOP, up to 8% of the total number of shares of Hometown Financial common stock issued in connection with the conversion and stock offering, including shares contributed to the charitable foundation. We anticipate that the ESOP will fund its stock purchase with a loan from Hometown Financial equal to the aggregate purchase price of the common stock. The loan will be repaid principally through TruNorth Bank’s contributions to the ESOP and dividends payable on common stock held by the ESOP over the anticipated 25-year term of the loan. The interest rate for the ESOP loan is expected to be a fixed-rate equal to the prime rate, as published in The Wall Street Journal, on the closing date of the conversion and stock offering.

The trustee will hold the shares purchased by the ESOP in an unallocated suspense account. Shares will be released from the suspense account on a pro-rata basis as the trustee repays the loan. The trustee will allocate the shares released among the participants’ accounts based on each participant’s proportional share of compensation relative to the compensation of all participants. Participants will fully vest in their benefits under the ESOP after five years of service. Participants who were employed by TruNorth Bank immediately before the conversion and stock offering will receive credit for vesting purposes for years of service before adoption of the ESOP. Participants also will become fully vested upon their normal retirement age (age 65), death or disability, a change in control, or termination of the ESOP. Generally, participants will be entitled to receive distributions from the ESOP upon their termination of employment. The ESOP will reallocate any unvested shares forfeited upon termination of employment among the remaining participants.

The ESOP will permit participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts. The trustee will vote unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as those shares for which participants provide instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, TruNorth Bank will record a compensation expense for the ESOP at the fair market value of the shares as they are committed to be released from the unallocated suspense account to participants’ accounts. The compensation expense resulting from the release of Hometown Financial common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in the earnings of Hometown Financial.

Supplemental ESOP. TruNorth Bank has adopted a non-qualified supplemental employee stock ownership plan (the “Supplemental ESOP”), effective January 1, 2027. Messrs. Sosik and Wheeler are the only participants in the Supplemental ESOP. The Supplemental ESOP provides a benefit to certain executive officers of TruNorth Bank whose benefits under the ESOP are limited by the Code. For example, the Supplemental ESOP provides participants with a benefit for any compensation that they may earn in excess of $360,000 (for 2026, as indexed) comparable to the benefits earned by all participants under the ESOP for compensation earned below that level. TruNorth Bank may utilize a rabbi trust in connection with the Supplemental ESOP to set aside funds that ultimately may be used to pay benefits under the plan. The assets of the rabbi trust will remain subject to the claims of TruNorth Bank’s general creditors in the event of insolvency, until paid to a participant following termination of employment according to the terms of the plan. Benefits under the plan are 100% vested at all times and will be paid in a lump sum in the form of cash equal to the fair market value of the participant’s account, based upon the value of phantom shares credited to the participant’s account as of the most recent valuation date. Benefits are payable upon separation from service, disability, death or a change in control of TruNorth Bank or Hometown Financial. The actual value of benefits under the Supplemental ESOP and the annual financial reporting expense associated with the Supplemental ESOP are calculated annually based upon a variety of factors, including the actual value of benefits for participants determined under the ESOP each year, the applicable limitations under the Code that are subject to adjustment annually and the compensation of each participant at such time. Generally, benefits under the plan are taxable to each participant at the time of receipt of such payment, and TruNorth Bank will recognize a tax-deductible compensation expense at such time.

Directors’ Compensation

The following table sets forth for the year ended June 30, 2026, certain information as to the total remuneration we paid to our non-employee directors.

Name (1)	Fees Earned or Paid in Cash ($)	Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Jennifer Buras	81,339	—	229	81,568
Timothy Clarke	71,787	—	252	72,039
Robert Curran	70,575	—	—	70,575
Steven Duvarney	66,675	—	—	66,675
Brian Galonek	49,035	8,364	—	57,399
Charles Holden	68,003	—	—	68,003
Helder Machado	47,565	4,530	—	52,095
Andrew Robb	59,263	—	—	59,263
David Surprenant	100,167	7,020	—	107,187
Anthony Villani	95,900	—	—	95,900

(1)
Neither Mr. Sosik nor Mr. Wheeler receive fees for their service as a member of the board of directors.
(2)
Represents interest paid on nonqualified deferred compensation that is in excess of 120% of the applicable federal long-term rate under Code Section 1274(d).
(3)
Represents imputed income from life insurance coverage.

Director Fees. Beginning in August 2026, each director of TruNorth Bank (other than the Lead Independent Director) receives an annual retainer of $55,000. The Lead Independent Director receives an annual retainer of $85,000. Each member of the Audit Committee (other than the Committee Chair) receives an annual retainer of $12,500 and each member of each other committee of TruNorth Bank’s board of directors (other than the Committee Chairs) receives an annual retainer of $10,000. The Committee Chair of the Audit Committee receives an annual retainer of $27,500 and all Chairs of all other committees receives an annual retainer of $20,000. Neither Mr. Sosik nor Mr. Wheeler receive compensation for their service as a member of the board of directors.

Terminated Director Agreements and Plans. TruNorth Bank was previously a party to the following agreements and plans with its directors: (1) a Director Fee Continuation Agreement with Anthony Villani; (2) the North Shore Bank Amended and Restated Directors’ Retirement Plan, in which Jennifer Buras, Timothy Clarke and Charles Holden are participants; (3) the Hometown Bank Director’s Deferred Fee Plan, in which Steven Duvarney, Brian Galonek, Helder Machado and David Surprenant are participants; (4) the Hometown Bank Director Fee Deferral Plan, in which Messrs. Galonek, Machado and Surprenant are participants; and (5) the Abington Bank Board of Directors’ Deferred Fees Plan, in which Robert Curran is a participant. All of the agreements provided future payments to participants, with interest accrued, on amounts that were deferred by the participants from their director fees. All of the agreements and plans were terminated in August 2026. All benefits payable under their terms are expected to be distributed to the participating directors in September 2027.

Benefits to be Considered Following Completion of the Conversion and Stock Offering

Following the conversion and stock offering, we intend to adopt a stock-based benefit plan that will provide for grants of stock options and restricted common stock awards. According to applicable regulations, we anticipate that the plan will authorize a number of stock options and a number of shares of restricted stock, not to exceed 10% and 4%, respectively, of the sum of the number of shares sold in the stock offering and contributed to the charitable foundation. These limitations will not apply if the plan is implemented more than one year after the consummation date of the conversion and stock offering.

The stock-based benefit plan will not be established sooner than six months after the conversion and stock offering is completed and, if adopted within one year after the conversion, it would require the approval by stockholders owning a majority of the outstanding shares of common stock of Hometown Financial. If the stock-based benefit plan is established after one year after the conversion and stock offering, it would require the approval of our stockholders by a majority of votes cast.

The following additional restrictions would apply to our stock-based benefit plan only if the plan is adopted within one year after the completion of the conversion and stock offering:

•
non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;
•
any non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;
•
any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

If the stock-based benefit plan is adopted within the first year following the conversion and stock offering, the rights must vest on an equal installment basis at a rate not to exceed 20% per year. If the stock-based benefit plan is adopted more than one year but less than three years following the conversion and stock offering, the rights must vest on an equal installment basis over a period of not less than three years following establishment of the stock-based benefit plan. In addition, any stock-based benefit plan established or maintained, as applicable, during the three years following the close of the conversion and stock offering will include provisions that comport with additional requirements, including the following:

•
the duration of rights granted under the stock-based benefit plan must be limited, and in no event shall the exercise period exceed ten years;
•
the exercise price of stock rights shall not be less than the fair market value of the stock at the time that the rights are granted;

•
rights under the plan must be exercised or expire within a reasonable time after termination or separation as an active officer, employee, or director; and
•
allowing our primary federal regulator to direct the institution to require plan participants to exercise or forfeit their stock rights.

We have not yet determined whether we will present the stock-based benefit plan for stockholder approval within one year following the completion of the conversion and stock offering or whether we will present this plan for stockholder approval more than one year thereafter. If applicable regulations or policies regarding stock-based benefit plans change, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not apply.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under stock-based benefit plans would be based in part on the price of our common stock when the shares are awarded. The following table presents the total value of all shares of restricted stock that would be available for issuance under the new stock-based benefit plan, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	2,121,600 Shares Awarded at Minimum of Offering Range	2,496,000 Shares Awarded at Midpoint of Offering Range	2,870,400 Shares Awarded at Maximum of Offering Range	3,300,960 Shares Awarded at Adjusted Maximum of Offering Range
(In thousands, except share price)

$8.00	$16,973	$19,968	$22,963	$26,408
10.00	21,216	24,960	28,704	33,010
12.00	25,459	29,952	34,445	39,612
14.00	29,702	34,944	40,186	46,213

The grant-date fair value of the stock options granted under the new stock-based benefit plan will be based in part on the price of our shares of common stock when the options are granted. The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted. The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plans, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share. The Black-Scholes option pricing model provides an estimate only of the fair value of the stock options, and the actual value of the stock options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	5,304,000 Options at Minimum of Offering Range	6,240,000 Options at Midpoint of Offering Range	7,176,000 Options at Maximum of Offering Range	8,252,400 Options at Adjusted Maximum of Offering Range
(In thousands, except exercise price and grant-date fair value per option)

$8.00	$3.74	$19,837	$23,338	$26,838	$30,864
10.00	4.68	24,823	29,203	33,584	38,621
12.00	5.62	29,808	35,069	40,329	46,378
14.00	6.55	34,741	40,872	47,003	54,053

The tables presented above are provided for informational purposes only. There can be no assurance that our stock price will not trade below $10.00 per share. Before you make an investment decision, we urge you to read this prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 11.

SUBSCRIPTIONS BY NEWCO DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding intended common stock subscriptions in the Conversion Offering by each current Newco director and his or her associates, by each Newco executive officer and his or her associates, and by all Newco directors, executive officers and their associates as a group. Under the Plan of Conversion, generally, no individual may purchase more than 50,000 shares of Newco common stock (or $500,000). Further, certain associated parties can purchase up to 120,000 shares of Newco common stock (or $1,200,000). However, there can be no assurance that any such person or group will purchase any specific number of shares of our common stock. If the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. The $10.00 per share purchase price, and all other terms of the Conversion Offering, will apply to all purchasers in the Conversion Offering, including Newco's directors and executive officers. The table excludes shares of common stock to be purchased by the ESOP that Newco will establish in connection with the Conversion Offering, as well as any stock awards or stock option grants that may be made no earlier than six months after the completion of the MHC Conversion and Conversion Offering. Subscriptions by Newco directors, executive officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the stock offering. The Newco directors, executive officers and their associates are acquiring shares for investment purposes only and not with a view towards resale.

Name and Title	Number of Shares (1)	Aggregate Purchase Price (1)	Percent of Shares Sold at Minimum of Offering Range (2)

Directors
Jennifer R. Buras, Director	50,000	$500,000	*
Timothy F. Clarke, Director	50,000	$500,000	*
Robert Curran, Jr. Director	50,000	$500,000	*
Steven H. Duvarney, Director	33,000	$330,000	*
Brian E. Galonek, Director	120,000	$1,200,000	*
Charles E. Holden, Director	50,000	$500,000	*
Helder Machado, Director	50,000	$500,000	*
N. Andrew Robb, Director	50,000	$500,000	*
Matthew S. Sosik, Chairman and Chief Executive Officer	120,000	$1,200,000	*
David E. Surprenant, Director	50,000	$500,000	*
Anthony P. Villani, Corporate Secretary	70,000	$700,000	*
Michael R. Wheeler, President and Director	60,000	$600,000	*

Executive Officers
William S. Beitler, EVP, Chief Risk Officer	50,000	$500,000	*
Bozena Dabek, EVP, Chief Administrative Officer	51,000	$510,000	*
Randall J. Gage, EVP, Chief Credit Officer	51,000	$510,000	*
Dena M. Hall, EVP, Chief Retail and Marketing Officer	50,000	$500,000	*
Ryan J. Kirwin, EVP, Residential Lending	50,000	$500,000	*
William Parent, Chief Strategy Officer	50,000	$500,000	*
Scott Sanborn, EVP, Chief Commercial Banking Officer	40,000	$400,000	*
Sheryl L. Shinn, EVP, Chief Information Officer	50,000	$500,000	*
Reed H. Whitman, EVP, Chief Financial Officer, Treasurer and Assistant Secretary	50,000	$500,000	*
All directors and executive officers as a group	1,195,000	$11,950,000	2.3%

* Less than 1.0%

(1)
Includes purchases by the named individual’s associates, including the named individual’s spouse and other relatives of the named individual. Other than as set forth above, the named individuals are not aware of any other purchases by a person or entity that would be considered an associate of the named individuals under the plan of conversion.
(2)
The shares to be contributed to the charitable foundation are excluded in calculating percentages.

RESTRICTIONS ON ACQUISITION OF HOMETOWN FINANCIAL GROUP, INC.

For the purposes of this section, references to “Hometown MHC” mean Hometown Financial Group, MHC and references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”). You should read the information in this section in conjunction with the other disclosed in this proxy statement/prospectus.

Although Hometown Financial’s board of directors is not aware of any effort that might be made to obtain control of Hometown Financial after the completion of the conversion and stock offering, the board of directors believes that it is appropriate to include certain provisions as part of Hometown Financial’s articles of incorporation to protect the interests of Hometown Financial and its stockholders from takeovers which our board of directors might conclude are not in the best interests of Hometown Financial, its stockholders, or TruNorth Bank.

The following discussion is a general summary of the material provisions of Hometown Financial’s articles of incorporation and bylaws, Maryland corporate law and certain other regulatory provisions that may be deemed to have an “anti‑takeover” effect. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the articles of incorporation and bylaws, reference should be made in each case to the document in question, each of which is part of Hometown MHC’s applications for approval of conversion filed with the Massachusetts Commissioner of Banks and the Federal Reserve Board and Hometown Financial’s bank holding application filed with the Federal Reserve Board and its registration statement filed with the SEC. See “Where You Can Find More Information.”

Hometown Financial Group, Inc.’s Articles of Incorporation and Bylaws

The articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that might discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management more difficult.

Directors. The board of directors will be elected annually. The bylaws establish qualifications for board members, including:

•
a prohibition on service as a director by a person who is a director, officer or a 10% shareholder of a competitor of TruNorth Bank;
•
a prohibition on service as a director by a person (1) who has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one year under state or federal law, (2) who is currently charged in an information, indictment or other complaint with the commission of or participation in such a crime, or (3) against whom a financial or securities regulatory agency has, within the past ten years, issued a cease and desist, consent or other formal order, other than a civil money penalty, which order is subject to public disclosure by such agency;
•
a prohibition on service as a director by a person who is party to any agreement or understanding that (1) provides such person with material benefits that are contingent upon Hometown Financial entering into a merger or similar transaction in which Hometown Financial is not the surviving entity, (2) materially limits such person’s voting discretion with respect to Hometown Financial’s strategic direction, or (3) materially impairs such person’s ability to discharge his or her fiduciary duties with respect to the fundamental strategic direction of Hometown Financial;
•
a prohibition on service as a director by a person who has lost more than one election for service as a director of Hometown Financial; and
•
a prohibition on the election or appointment of a person aged 72 or older.

Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements apply to all stockholder business proposals and nominations and these requirements are in addition to any requirements under the federal securities laws.

Evaluation of Offers. The articles of incorporation provide that its board of directors, when evaluating a transaction that would or may involve a change in control of Hometown Financial (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of Hometown Financial and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•
the economic effect, both immediate and long-term, upon Hometown Financial’s stockholders, including stockholders, if any, who do not participate in the transaction;
•
the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, Hometown Financial and its subsidiaries and on the communities in which it and its subsidiaries operate or are located;
•
whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of Hometown Financial;
•
whether a more favorable price could be obtained for Hometown Financial’s stock or other securities in the future;
•
the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of Hometown Financial and its subsidiaries;
•
the future value of the stock or any other securities of Hometown Financial or the other entity to be involved in the proposed transaction;
•
any antitrust or other legal and regulatory issues that are raised by the proposal;
•
the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and
•
the ability of Hometown Financial to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally-insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Restrictions on Calling Special Meetings. The bylaws provide that special meetings of stockholders can be called by only the President, Chief Executive Officer, Chairperson of the board of directors, a majority of the total number of directors that Hometown Financial would have if there were no vacancies on the board of directors, or the Secretary upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit. The 10% limit shall not apply if, before the stockholder acquires shares in excess of the 10% limit, the acquisition is approved by a majority of the directors who are not affiliated with the holder and who were members of the board of directors before the time of the acquisition (or who were chosen to fill any vacancy of an otherwise unaffiliated director by a majority of the unaffiliated directors).

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of our then-outstanding capital stock entitled to vote generally in the election of directors (after giving effect to the limitation on voting rights discussed above in “– Limitation of Voting Rights”), voting together as a single class.

Stockholder Nominations and Proposals. The bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to Hometown Financial at least 90 days before and not earlier than 100 days before the anniversary of the previous year’s annual meeting of stockholders. However, if less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders and the date of the annual meeting is advanced by more than 30 days from the anniversary date of the preceding year’s annual meeting then stockholders must submit written notice no later than 10 days following the day on which public disclosure of the date of the meeting is first made in a press release, in a document filed with the SEC or on a website maintained by Hometown Financial or TruNorth Bank.

Authorized but Unissued Shares. After the conversion and stock offering, Hometown Financial will have authorized but unissued shares of common stock and preferred stock. See “Description of Newco Capital Stock.” Hometown Financial is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such shares. In addition, the articles of incorporation provide that a majority of the total number of directors that Hometown Financial would have if there were no vacancies on the board of directors may, without action by the stockholders, amend the articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that Hometown Financial has the authority to issue. In the event of a proposed merger, tender offer or other attempt to gain control of Hometown Financial that the board of directors does not approve, it would be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of Hometown Financial. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Except as provided under “– Authorized but Unissued Shares” above, regarding the amendment of the articles of incorporation by the board of directors to increase or decrease the number of shares authorized for issuance, or as otherwise allowed by law, any amendment to the articles of incorporation must be approved by our board of directors and also by two-thirds of the outstanding shares of our voting stock (or a majority of the outstanding shares of our voting stock if the amendment is approved by two-thirds of our board of directors); provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)
The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;
(ii)
The ability of the board of directors to fill vacancies on the board;
(iii)
The requirement that at least two-thirds of the voting power of the stockholders must vote to remove directors, and can only remove directors for cause;
(iv)
The ability of the board of directors to amend and repeal the bylaws and the required stockholder vote to amend or repeal the bylaws;
(v)
The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Hometown Financial;
(vi)
The authority of the board of directors to provide for the issuance of preferred stock;
(vii)
The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;
(viii)
The number of stockholders constituting a quorum or required for stockholder consent;
(ix)
The provision regarding stockholder proposals and nominations;

(x)
The indemnification of current and former directors and officers, as well as employees and other agents, by Hometown Financial;
(xi)
The limitation of liability of officers and directors to Hometown Financial for money damages; and
(xii)
The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation set forth in (i) through (xii) of this list and the provisions related to amendment of the articles of incorporation.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the total number of directors that Hometown Financial would have if there were no vacancies on the board of directors or by the stockholders by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors (after giving effect to the limitation on voting rights discussed above in “– Limitation of Voting Rights”).

Maryland Corporate Law

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as: (1) any person who beneficially owns 10% or more of the voting power of a corporation’s voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of the corporation at any time after the date on which the corporation had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The Maryland Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by the stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. However, Hometown Financial’s bylaws provide that the Maryland Control Share Acquisition Act does not apply to any acquisition of shares of Hometown Financial’s stock, unless such provision is repealed by a majority vote of the board of directors. As a result, the protections of the Control Share Acquisition Act will not be available to Hometown Financial’s stockholders.

Banking Regulations

Federal regulations provide that, for a period of three years from the completion date of the conversion and stock offering, without the prior written approval of the Federal Reserve Board, no person may acquire or offer to acquire the beneficial ownership, make an offer or announcement of an offer to purchase shares, or actually acquire shares, of more than 10% of any class of equity security of Hometown Financial. In addition, Massachusetts regulations and the plan of conversion provide that for a three-year period following the completion of the conversion and stock offering, without prior approval of the Massachusetts Commissioner of Banks, Hometown Financial will not sell or liquidate itself or cause the Bank to be sold or liquidated. See also “Supervision and Regulation – Change in Control Regulations.”

Bank Holding Company Act

The Bank Holding Company Act, a federal statute, provides that no company may acquire control of a bank directly or indirectly without the prior approval of the Federal Reserve Board. Any company that acquires control of a bank becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. Pursuant to federal regulations, the term “company” is defined to include banks, corporations, partnerships, associations, and certain trusts and other entities, and “control” of a bank is deemed to exist if a company has voting control, directly or indirectly of at least 25% of any class of a bank’s voting stock, and may be found to exist if a company controls in any manner the election of a majority of the directors of the bank or has the power to exercise a controlling influence over the management or policies of the bank. In addition, a bank holding company must obtain Federal Reserve Board approval before acquiring voting control of more than 5% of any class of voting stock of a bank or another bank holding company. An acquisition of control of a bank that requires the prior approval of the Federal Reserve Board under the Bank Holding Company Act is not subject to the notice requirements of the Change in Bank Control Act.

Accordingly, the prior approval of the Federal Reserve Board under the Bank Holding Company Act would be required before any bank holding company could acquire 5% or more of the common stock of Hometown Financial and before any other company could acquire 25% or more of the common stock of Hometown Financial.

Restrictions applicable to the operations of bank holding companies may also deter companies from seeking to obtain control of Hometown Financial. See “Supervision and Regulation.”

Massachusetts Banking Law

Under Massachusetts banking laws, a company owning or controlling two or more banking institutions, including a savings bank, is regulated as a bank holding company. Each Massachusetts bank holding company: (1) must obtain the approval of the Massachusetts Board of Bank Incorporation before engaging in certain transactions, such as the acquisition of more than 5% of the voting stock of another banking institution; (2) must register, and file reports, with the Massachusetts Commissioner of Banks; and (3) is subject to examination by the Massachusetts Commissioner of Banks. Hometown Financial would become a Massachusetts bank holding company if it acquires a second banking institution and holds and operates it separately from TruNorth Bank. Until August 21, 2026, Hometown Financial (Massachusetts) and Hometown MHC were regulated as Massachusetts bank holding companies. However, on August 21, 2026, upon the mergers of TruNorth Bank, bankESB and bankHometown into a single institution, Hometown Financial (Massachusetts) and Hometown MHC ceased to qualify and be subject to regulation as Massachusetts bank holding companies.

In addition, for a period of three years following completion of a conversion and stock offering, no person may directly or indirectly offer to acquire or acquire beneficial ownership of more than 10% of any class of equity security of a converted mutual holding company without prior written approval of the Massachusetts Commissioner of Banks.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock of Newco will be Continental Stock Transfer & Trust Company, New York, New York.

BUSINESS OF HOMETOWN FINANCIAL GROUP, INC. AND TRUNORTH BANK

For the purposes of this “Business of Hometown Financial Group, Inc. and TruNorth Bank” disclosure, references to “Hometown MHC” mean Hometown Financial Group, MHC, references to “Hometown Financial” or to “we,” “us,” “our” or similar references mean Hometown Financial Group, Inc., a Maryland company (“Newco”), references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. You should read the information in this section in conjunction with the other disclosed in this proxy statement/prospectus.

Hometown Financial, a Maryland corporation, was incorporated in July 2026 to become the bank holding company of TruNorth Bank upon completion of the conversion and stock offering. It has not and will not engage in any business before the completion of the conversion and stock offering. Upon completion of the conversion and stock offering, it will own all of the issued and outstanding stock of TruNorth Bank. Hometown Financial will contribute at least 50% of the net proceeds from the stock offering to TruNorth Bank. Hometown Financial will retain the remaining net proceeds from which it will use a portion to lend funds to the ESOP to purchase shares of common stock in the stock offering and repay our $135.0 million senior note. At a later date, we may use the net proceeds from the stock offering to pay dividends to stockholders and repurchase shares of common stock, subject to our capital needs and regulatory limitations. We will invest our initial capital in the manner as discussed in “How Newco Intends to Use the Proceeds from the Conversion Offering.”

After the conversion and the stock offering, Hometown Financial, as the bank holding company of TruNorth Bank, will be authorized to pursue other business activities permitted by applicable laws and regulations, which may include the acquisition of other banks and financial services companies. See “Supervision and Regulation – Bank Holding Company Regulation” for a discussion of the activities that are permitted for bank holding companies.

Following the conversion and stock offering, Hometown Financial’s cash flow will depend primarily on earnings from the investment of the net proceeds from the stock offering it retains and on any cash dividends it receives from TruNorth Bank. TruNorth Bank is subject to regulatory limitations on the amount of dividends that it may pay. See “Supervision and Regulation – Federal Regulations Applicable to TruNorth Bank – Capital Requirements.”

Initially, Hometown Financial will neither own nor lease any property, but will instead pay a fee to TruNorth Bank for the use of its premises, equipment and furniture. At the present time, Hometown Financial intends to employ as its officers only certain persons who are officers of TruNorth Bank. It will, however, use the support staff of TruNorth Bank from time to time and will pay a fee to TruNorth Bank for the time they devote to Hometown Financial. However, these persons will not be separately compensated by Hometown Financial. Hometown Financial may hire additional employees, as needed, to the extent it expands its business in the future.

General

TruNorth Bank is a Massachusetts-chartered stock savings bank headquartered in Easthampton, Massachusetts. TruNorth Bank operates 55 banking offices across Massachusetts as well as northeastern Connecticut and southern New Hampshire, which we consider to be our primary market area. We have entered into an agreement to acquire Primary Bank, Bedford, New Hampshire, which, upon completion, will add four new southern New Hampshire locations to our branch network. See “– Corporate History.”

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, primarily in one- to four-family residential mortgage loans, commercial and multi-family real estate loans, and commercial business loans. At June 30, 2026, one- to four-family residential mortgage loans totaled $2.04 billion (37.3% of the total loan portfolio), commercial real estate loans totaled $1.87 billion (34.3% of the total loan portfolio), multi-family loans totaled $622.0 million (11.4% of the total loan portfolio) and commercial business loans totaled $393.0 million (7.2% of the total loan portfolio). To a lesser extent, we also originate home equity loans and lines of credit and construction loans. We also invest in securities, primarily consisting of U.S. Government agency securities, collateralized debt obligations, state, municipal and corporate bonds, and U.S. Treasury securities. We offer a variety of deposit accounts, including certificate of deposit accounts, non-interest-bearing and interest-bearing checking accounts, money market accounts and savings accounts. We also offer investment and wealth management services through a division of TruNorth Bank known as “Hometown Wealth Management.”

In addition to our core banking business, we engage in mortgage banking operations through a division of TruNorth Bank known as “TruNorth Mortgage.” TruNorth Mortgage originates one- to four-family residential real estate loans, a portion of which are sold into the secondary market. TruNorth Mortgage utilizes available funds from TruNorth Bank to fund such loans. During the year ended June 30, 2026, TruNorth Mortgage originated $458.1 million of one- to four-family residential mortgage loans, $151.6 million of which were sold in the secondary market, generating non-interest income of $1.8 million. At June 30,

2026, TruNorth Mortgage was servicing $525.0 million of one- to four-family residential real estate loans that had been sold to third parties. Such loan servicing fees totaled $887,000 for the year ended June 30, 2026. TruNorth Mortgage originated $108.4 million of home equity loans and home equity lines of credit during the year ended June 30, 2026 that were retained in portfolio.

TruNorth Bank is subject to regulation, supervision and examination by the Massachusetts Commissioner of Banks under Massachusetts law and by the Federal Reserve Board, as its primary federal regulator, and the FDIC, as the primary insurer of its deposit accounts, under federal law.

TruNorth Bank’s main office is located at 36 Main Street, Easthampton, Massachusetts 01027. The telephone number at this address is (855) 527-4111. Its website address is www.trunorthbank.com. Information on the website is not incorporated into this prospectus and should not be considered part of this prospectus.

Corporate History

TruNorth Bank is the result of the consolidation of the three subsidiary banks previously held separately by Hometown Financial (Massachusetts) — bankESB (formerly Easthampton Savings Bank), bankHometown (formerly Hometown Bank) and TruNorth Bank (formerly North Shore Bank) — into a single, unified institution and brand. Easthampton Savings Bank was established in 1869. In 2008, Easthampton Savings Bank completed a mutual holding company reorganization by converting from a Massachusetts-chartered mutual savings bank to a stock savings bank and establishing ESB Bancorp, MHC and ESB Bancorp, Inc. as its holding companies. Easthampton Savings Bank changed its name to “bankESB” in January 2024 and became “TruNorth Bank” in August 2026, while ESB Bancorp, MHC and ESB Bancorp, Inc. changed their names to “Hometown Financial Group, MHC” and “Hometown Financial Group, Inc.,” respectively, in 2016.

Mergers and acquisitions have historically been a meaningful component of our business model and growth strategy. In addition to our currently proposed merger with Primary Bank, we have acquired eight banks in the last eleven years. Hometown MHC previously pursued a “multi-bank holding company” strategy, in which it held certain acquired institutions as separate bank subsidiaries, maintaining their unique branding and footprints, while leveraging the cost-efficiencies of a larger organization and a shared services model among the institutions and building a seasoned executive management team. Matthew S. Sosik has served as our Chief Executive Officer since 2013 and has led the strategic direction of the organization throughout this period of significant growth. Previously, he served as the President and Chief Executive Officer of bankHometown (then known as “Hometown Bank”) for 17 years.

Our mergers and acquisitions since 2015 have consisted of the following:

•
Citizens National Bancorp, Inc. In June 2015, ESB Bancorp, MHC and ESB Bancorp, Inc. acquired Citizens National Bancorp, Inc., and its wholly-owned subsidiary Citizens National Bank, for cash consideration of $51.3 million. Citizens National Bank merged into Easthampton Savings Bank. Citizens National Bancorp had $332.7 million of assets, $118.9 million of loans, $288.1 million of deposits and five branches at the time of the acquisition.
•
Hometown Community Bancorp, MHC. In April 2016, ESB Bancorp, MHC acquired Hometown Community Bancorp, MHC and its wholly-owned subsidiary Hometown Bank. No consideration was paid in the transaction. Hometown Bank remained a separate subsidiary under Hometown Financial (Massachusetts). Hometown Community Bancorp had $428.4 million of assets, $357.5 million of loans, $358.6 million of deposits and eight branches at the time of the acquisition.

As part of that transaction, ESB Bancorp, MHC changed its name to “Hometown Financial Group, MHC” and ESB Bancorp, Inc. changed its name to “Hometown Financial Group, Inc.” The Citizens National Bank branches were transferred to Hometown Bank in November 2016.

•
Pilgrim Bancshares, Inc. In January 2019, Hometown Financial (Massachusetts) acquired Pilgrim Bancshares, Inc., and its wholly-owned subsidiary Pilgrim Bank, for cash consideration of $53.9 million. Pilgrim Bank remained a separate subsidiary under Hometown Financial (Massachusetts). Pilgrim Bank had $269.3 million of assets, $221.0 million of loans, $202.3 million of deposits and three branches at the time of the acquisition.
•
Abington Bank. In May 2019, Pilgrim Bank acquired Abington Bank, with the resulting entity renamed Abington Bank. No consideration was paid in the transaction. Abington Bank had $314.0 million of assets, $237.8 million of loans, $267.3 million of deposits and three branches at the time of the acquisition.

•
Millbury Savings Bank. In October 2019, Hometown Bank acquired Millbury Savings Bank, which merged with and into Hometown Bank. No consideration was paid in the transaction. Millbury Savings Bank had $230.0 million of assets, $178.8 million of loans, $180.5 million of deposits and two branches at the time of the acquisition.

Hometown Bank changed its name to “bankHometown” in May 2024.

•
Randolph Bancorp, Inc. In October 2022, Hometown Financial (Massachusetts) acquired Randolph Bancorp, Inc. and its wholly owned subsidiary Envision Bank, for cash consideration of $146.5 million. Envision Bank merged with and into Abington Bank. Randolph Bancorp had $835.1 million of assets, $723.1 million of loans, $626.4 million of deposits and five branches at the time of the acquisition. Randolph Bancorp’s president and chief executive officer, William Parent, joined Hometown Financial (Massachusetts) as our Chief Strategy Officer, and Ryan Kirwin joined as our Executive Vice President of Residential Lending.
•
North Shore Bank. In September 2024, Hometown Financial (Massachusetts) acquired North Shore Bancorp and its wholly owned subsidiary North Shore Bank. Abington Bank was merged with and into North Shore Bank. No consideration was paid in the transaction. North Shore Bancorp had $1.61 billion of assets, $1.25 billion of loans, $1.39 billion of deposits and 15 branches at the time of the acquisition. North Shore Bank’s president and chief operating officer, Michael Wheeler, joined Hometown Financial (Massachusetts) as Chief Operating Officer, and William Beitler joined as Chief Risk Officer, and Sheryl Shinn joined as Chief Information Officer.

North Shore Bank changed its name to “TruNorth Bank” in February 2026.

•
CFSB Bancorp, Inc. In October 2025, Hometown Financial (Massachusetts) acquired CFSB Bancorp Inc. and its wholly owned subsidiary Colonial Federal Savings Bank, for cash consideration of $39.9 million. Colonial Federal Savings Bank merged with and into North Shore Bank. CFSB Bancorp had $353.4 million of assets, $166.2 million of loans, $278.5 million of deposits and four branches at the time of the acquisition.
•
Primary Bank. On July 6, 2026, we entered into an agreement to acquire Bedford, New Hampshire-based Primary Bank. As of June 30, 2026, Primary Bank had $769.5 million of assets, $664.8 million of net loans, $644.2 million in deposits, and four southern New Hampshire locations. Under the terms of the merger agreement, which was unanimously approved by both companies’ boards of directors, Primary Bank shareholders will have the right to elect to receive, for each share of Primary Bank common stock that they own, either $33.00 in cash or 3.100 shares of newly issued Hometown Financial common stock, subject to the requirement that 50% of the outstanding shares of Primary Bank common stock be converted into the cash consideration and 50% be converted into the stock consideration. The total transaction value is approximately $160.0 million. The merger is subject to regulatory approvals, Primary Bank stockholder approval, and other closing conditions, including the successful completion of the conversion and stock offering.

Merger of Subsidiary Banks. On August 21, 2026, we completed the mergers of our former wholly-owned bank subsidiaries, as bankHometown, a Massachusetts-chartered savings bank, and TruNorth Bank, a Massachusetts-chartered cooperative bank, merged with and into our wholly-owned bank subsidiary, bankESB, a Massachusetts savings bank, which changed its name to “TruNorth Bank” as a part of the mergers. The bank mergers will result in a unified brand identity, which we believe will enhance our competitive position, eliminate redundancies and reduce our non-interest expenses, thereby improving our operating efficiency, allow customers of each institution to access our banking products and services without restriction throughout the entire franchise and provide a stronger platform for executing our business strategy. Further, the larger size of the resultant banking institution also allows us to pursue larger loans as a result of higher lending limits for borrowers and reduces the need for affiliate participations or addressing individual bank liquidity, capital, and interest rate requirements.

Business Strategy

Over the past decade, our mergers and acquisitions activities have significantly contributed to our growth, acquisition of talent, and geographic expansion of our banking franchise across Massachusetts and into northeast Connecticut and southern New Hampshire. As we move forward from the multi-bank mutual holding company structure and capitalize on having “TruNorth Bank” as a single brand and top community bank in New England, we expect to focus more heavily on organic growth. The capital we are raising in the conversion and stock offering will enable us to increase our lending activities, build stronger internal sales capabilities, and invest in talent, technology and infrastructure.

Core components of our current business strategy include:

•
Grow and diversify our core funding base through enhanced deposit products and alternative funding channels. As of June 30, 2026, core deposits (which we define as all deposits, other than certificates of deposit) constituted $3.68 billion, or 63.3%, of our total deposits. Core deposits represent our most stable and cost-effective source of funding, and we believe a diversified funding strategy will strengthen our liquidity position and reduce our cost of funds over time. We intend to grow our core deposit base by expanding both consumer and business deposit product offerings and pursuing complementary funding channels, including digital direct-to-consumer platforms, fintech partnerships and targeted de novo branching, that broaden our depositor base. We anticipate that the unification of our three separate bank subsidiaries into a single “TruNorth Bank” brand will better position us to execute our strategy as significant additional marketing efforts will promote the new TruNorth Bank name across our entire market area, building brand awareness and driving account acquisition without the distraction of market overlap and duplicative production costs. We also believe that a unified brand and a consolidated data processing platform further supports our initiative to capture a greater share of overall banking business from our existing customer base.
•
Diversify our loan portfolio with an increased emphasis on commercial lending. We intend to diversify our loan portfolio, which is currently concentrated in real estate-based lending, by expanding our commercial lending capabilities. We plan to expand our commercial lending platform and pursue middle-market banking relationships in New England, targeting companies generating between $10 million and $500 million in annual revenue. We expect that our expanded commercial lending activities will generate opportunities to cross-sell deposit, cash management and letters of credit products to commercial customers. We intend to grow this portfolio primarily through organic means, and plan to recruit experienced banking professionals and invest in our sales and relationship management teams, which will be facilitated by the proceeds of the stock offering. In December 2025, we hired Scott Sanborn, a seasoned Chief Commercial Banking Officer who has broad commercial lending experience and a track record of growth across multiple verticals in our region, to accelerate this initiative.
•
Continue to emphasize commercial real estate, residential mortgage, home equity, and mortgage banking activities. As a community bank, real estate-based lending has been and will continue to be the foundation of our lending activities. At June 30, 2026, real estate-based loans, including commercial real estate loans, one- to four-family residential mortgage loans, home equity loans and lines of credit, multifamily loans and construction loans, totaled $5.07 billion, or 92.7%, of our total loan portfolio. We intend to maintain our strong commercial real estate lending platform, which benefits from an experienced team with local market presence and a productive partnership between our credit and lending functions. Additionally, we will continue to leverage our mortgage banking operations to increase our residential loan and home equity loan production, manage our interest rate risk and generate fee income. The proceeds from the stock offering will allow us to continue to grow these core areas, attract larger customers, and enter new market segments through increased originations, higher legal lending limits, and the addition of seasoned mortgage and commercial real estate lenders.
•
Maintain a prudent, disciplined approach to risk management. We maintain a comprehensive enterprise risk management framework designed to identify, measure, monitor, and control risks across all business activities. Risk governance is supported by board oversight, management committees, documented risk appetite parameters, and independent testing and assurance functions. Policies, procedures, and internal controls are regularly reviewed and enhanced as our business model evolves to ensure continued compliance with regulatory requirements and safe and sound operations. With respect to credit risk, we have established an experienced credit team and implemented well-defined policies, a thorough and efficient loan underwriting process, and active credit monitoring. We emphasize conservative underwriting standards, and management believes that maintaining strong governance and control discipline enables us to pursue growth opportunities responsibly while protecting customers, shareholders, and the communities we serve. Our non-performing assets totaled $82.8 million, or 1.19% of total assets, at June 30, 2026. As we diversify and expand our loan portfolio, we believe disciplined credit oversight is essential to preserving the quality of our earning assets and managing our overall risk profile. We intend to continue to apply conservative underwriting standards and sound credit risk management practices as part of our overall risk management program.
•
Focus on an enhanced customer experience and improved customer engagement. We are committed to delivering a high level of personalized service to attract and retain customers across our New England market area. As we grow, we intend to evolve our operational capabilities to support a broader range of products to meet the needs of more sophisticated commercial and middle-market customers. We plan to strengthen customer engagement through strategic investments in people, improved digital capabilities, enhanced product delivery, responsive relationship banking and the consolidation of our subsidiary bank brands into a single, unified brand. We believe these investments will allow us to support higher lending volumes, compete more effectively with larger institutions and provide a better banking experience for both our consumer and commercial customers.
•
Continue to consider opportunistic acquisition activities. Although we plan to emphasize organic growth and reduce our reliance on acquisition-based growth, we will continue to consider expansion opportunities in our market area or in contiguous markets that we believe would enhance our franchise value and stockholder returns, such as our pending acquisition of Primary Bank. Such opportunities may include acquiring branch offices or other financial institutions or financial-related companies. The capital we are raising in the stock offering and our ability to issue shares of our common stock as merger consideration could help us to fund any such opportunities that may arise. We have no current plans or intentions regarding any such expansion activities, other than the acquisition of Primary Bank.

Reflecting our community focus, in connection with the conversion and offering, we intend to establish a charitable foundation and fund it with shares of our common stock equal to 4% of the shares sold in the stock offering. The charitable foundation will make contributions to support various charitable organizations within the communities we serve now and in the future, and will build upon our historic charitable efforts. Our existing charitable giving program, “The Giving Tree,” which consists of five separate charitable foundations with an aggregate of $14.6 million in total assets as of June 30, 2026, donated more than $3.1 million to organizations in our local communities in 2025, and donated over $13 million to more than 900 groups and causes from 2015 to 2025.

Market Area

TruNorth Bank operates 55 banking offices across its primary market area, which includes 30 offices in the Boston-Cambridge-Newton metropolitan statistical area (“MSA”) in Massachusetts, as well as in northeastern Connecticut and southern New Hampshire. Our banking offices are located in Essex, Hampshire, Hampden, Middlesex, Norfolk, Plymouth and Worcester Counties in Massachusetts, the Northeastern Connecticut Planning Region of Connecticut, and Rockingham County, New Hampshire. Upon the acquisition of Primary Bank, our geographical footprint will expand to include three offices in Hillsborough County and one additional office in Rockingham County in New Hampshire. While our deposit-gathering activities occur primarily in our primary market area, TruNorth Bank’s lending activities currently cover a broader area that includes Rhode Island, New York (with respect to commercial lending), Maine, Vermont, and Florida (with respect to residential lending).

Our market area comprises a mix of urban and suburban communities and a diversified economic base. Major employment sectors include higher education, tourism, retail and wholesale trade, manufacturing, finance, technology, and health care. Home to over 100 colleges and universities, our market area includes many highly-educated employees, professionals, and entrepreneurs.

Massachusetts is the most populous state in New England with an estimated 2026 population of approximately 7.2 million, making it the 16th most populous state nationally and the third most densely populated, behind New Jersey and Rhode Island. As of June 2026, the unemployment rate in Massachusetts was 4.2%, compared to 4.4% nationally. The Boston-Cambridge-Newton MSA is the 11th most populous MSA in the United States with a population of approximately 5.1 million, a median household income of $121,960, and an unemployment rate of 3.9%.

Selected demographic and economic data for TruNorth Bank’s primary markets and comparable national data are presented in the table below.

	United States	Massachusetts	Connecticut	New Hampshire	Boston MSA
Population (2026 Estimated)	342,965,686	7,179,961	3,697,001	1,413,530	5,065,382
Population (2031 Projected)	351,802,157	7,307,843	3,767,339	1,435,250	5,174,017
Population Change 2026-31	2.58%	1.78%	1.90%	1.54%	2.14%
Median Household Income (2026)	$86,867	$109,065	$102,592	$106,667	$121,960
Median Household Income (2031 Projected)	$96,684	$121,125	$112,399	$118,207	$158,367
Bachelor’s Degree or Higher (%)	35.11%	46.37%	41.60%	40.52%	51.01%
Unemployment Rate (June 2026)	4.4%	4.2%	4.9%	2.5%	3.9%
Owner-Occupied Housing Median Value (2026)	$364,711	$602,593	$396,171	$445,157	$679,735

Source: S&P Global.

Competition

We face significant competition within our market area both in making loans and attracting deposits. Our market area has a high concentration of financial institutions, including large money centers and regional banks, community banks, credit unions and other non-bank financial service providers.

As of June 30, 2025, in Massachusetts, TruNorth Bank (on a consolidated basis with its predecessor banks) ranked 12th by deposit market share, with $5.35 billion in deposits across 52 offices, representing a 1.36% market share. In New Hampshire, we ranked 16th with $677.9 million in deposits and a 1.39% market share, and in Connecticut, we ranked 38th with $378.1 million in deposits and a 0.21% market share.

Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities firms, fintech companies, specialty finance firms and technology companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend toward consolidation of the financial services industry. Technological advances, for example, have lowered barriers to entry, which have allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including fintech companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and loans could limit our growth in the future.

Lending Activities

Our principal lending activities consist of originating one- to four-family residential mortgage, commercial real estate, multi-family and commercial loans. We are seeking to grow our commercial loan portfolio. We also originate home equity loans and lines of credit, and, to a lesser extent, construction loans. Our real estate loans are primarily secured by properties located in our primary market area, although TruNorth Bank currently lends in Massachusetts, Rhode Island, Connecticut, New York (with respect to commercial lending), New Hampshire, Maine, Vermont, and Florida (with respect to residential lending).

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by loan type at the dates indicated.

	At June 30,
	2026		2025
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate loans:
One- to four-family residential	$2,038,046	37.30%	$1,844,146	34.36%
Home equity loans and lines of credit	288,372	5.28	268,131	5.00
Commercial real estate	1,872,578	34.28	1,863,640	34.74
Construction and land development	245,335	4.49	289,596	5.40
Multifamily	622,016	11.39	691,844	12.90
Commercial loans	392,955	7.19	404,346	7.54
Consumer loans	3,736	0.07	3,113	0.06
	$5,463,038	100.00%	$5,364,816	100.00%
Less:
Allowance for credit losses	(49,897)		(40,690)
Purchase accounting marks on acquired loans	(99,821)		(103,425)
Deferred loan costs, net	7,323		5,698
Loans receivable, net	$5,320,643		$5,226,399

Loan Portfolio Maturities. The following table sets forth the contractual maturities of our total loan portfolio at June 30, 2026. Demand loans, which are loans having no stated repayment schedule or maturity, and overdraft loans are both reported as being due in one year or less. Maturities are based on the final contractual payment date and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

	Real estate loans
	One- to four-family residential	Home equity loans and lines of credit	Commercial real estate	Construction and land development	Multifamily	Commercial	Consumer	Total
	(In thousands)
Amounts due in:
One year or less	$20,465	$103	$152,336	$68,393	$39,559	$30,392	$362	$311,610
After one through five years	59,346	4,432	592,892	63,995	163,258	94,110	2,162	$980,195
After five through 15 years	264,275	72,193	857,914	91,213	283,980	186,783	737	$1,757,095
More than 15 years	1,693,960	211,644	269,436	21,734	135,219	81,670	475	$2,414,138

Total	$2,038,046	$288,372	$1,872,578	$245,335	$622,016	$392,955	$3,736	$5,463,038

The following table sets forth our fixed- and adjustable-rate loans at June 30, 2026 that are contractually due after June 30, 2027.

	Due After June 30, 2027
	Fixed	Adjustable	Total
	(In thousands)

Real estate loans:
One- to four-family residential	$1,025,394	$992,187	$2,017,581
Home equity loans and lines of credit	66,359	221,911	288,270
Commercial real estate	512,012	1,208,230	1,720,242
Construction and land development	26,042	150,900	176,942
Multifamily	107,998	474,459	582,457
Commercial loans	190,948	171,615	362,563
Consumer loans	2,693	681	3,374
Total	$1,931,446	$3,219,983	$5,151,429

One- to Four-Family Residential Mortgage Loans. At June 30, 2026, one- to four-family residential mortgage loans totaled $2.04 billion, or 37.3% of total loans. As of June 30, 2026, the average outstanding principal loan balance within our one- to four-family residential mortgage loan portfolio was $272,000.

The residential lending division of TruNorth Bank is marketed and branded as “TruNorth Mortgage.” One- to four-family residential mortgage loans are generally underwritten according to Fannie Mae and Freddie Mac guidelines, and we refer to loans that conform to such guidelines as “conforming loans.” We generally originate loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency (“FHFA”). We also originate loans above the FHFA limit, which are referred to as “jumbo loans.” We generally underwrite jumbo loans in a manner consistent with conforming loans. At June 30, 2026, $333.7 million, or 16.4%, of our one- to four-family residential mortgage loans were jumbo loans.

We offer fixed-rate and adjustable-rate mortgage loans. Fixed-rate one- to four-family residential real estate loans are originated with terms of up to 30 years. The maximum loan-to-value ratio is generally 80% without private mortgage insurance. At June 30, 2026, our fixed-rate one- to four-family residential real estate loans totaled $1.03 billion.

Adjustable-rate one- to four-family residential real estate loans are originated with terms of up to 30 years, with interest rates and payments that adjust semi-annually after initial fixed-rate periods of five, seven or 10 years. Interest rate adjustments are based on changes in the 30-day average Secured Overnight Funds Rate (“SOFR”) plus a spread. Such loans generally have a cap of 1% or 2% on any increase or decrease in the interest rate at any adjustment date, and a maximum adjustment limit of 5% on any such increase or decrease over the life of the loan, and a base margin (which is also the floor rate) of 2.75%. At June 30, 2026, our adjustable-rate one- to four-family residential real estate loans totaled $1.01 billion.

We have historically sold, with servicing rights retained, a significant majority of the long-term, fixed-rate one- to four-family residential mortgage loans that we originate, for interest rate risk management purposes and to generate non-interest income. More recently, we have retained a portion of such loans for balance sheet diversification purposes. We maintain most of the adjustable-rate one- to four-family loans that we originate.

We generally do not offer “interest-only” mortgage loans on one- to four-family residential real estate loans nor do we offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on their loan, resulting in an increased principal balance during the life of the loan. Additionally, we do not offer “subprime loans” (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios).

When underwriting residential mortgage loans, we evaluate the borrower’s ability to make principal, interest and escrow payments and the value of the property that will secure the loan. Our one- to four-family residential real estate loans do not currently include prepayment penalties and do not produce negative amortization. Our one- to four-family residential mortgage loans customarily include “due-on-sale” clauses giving us the right to declare the loan immediately due and payable if the borrower sells the property subject to the mortgage. All borrowers are required to obtain title insurance. We also require homeowner’s insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing real estate loans.

Home Equity Loans and Lines of Credit. In addition to traditional one- to four-family residential mortgage loans, TruNorth Mortgage offers home equity loans and home equity lines of credit that are secured by the borrower’s primary or secondary residence or by an investment property. At June 30, 2026, home equity loans and lines of credit totaled $288.4 million, or 5.3% of total loans. Subject to market conditions, we intend to continue and increase this type of lending, because it offers higher yields and variable interest rates, which helps to mitigate interest rate risk.

Home equity term loans and lines of credit are generally underwritten using the same underwriting criteria for one- to four-family residential mortgage loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of up to 80% when combined with the principal balance of the existing first mortgage loan and up to 70% for investment properties. Our home equity loans are originated with fixed rates of interest and with terms of up to 20 years. Home equity lines of credit have a 25-year term and may be drawn on during the first 10 years. Home equity lines of credit require interest-only payments during the draw period. Interest rates on home equity lines of credit are variable over the full term of the loan and are indexed to the U.S. Prime Rate as published in The Wall Street Journal, subject to rate caps and floors similar to our adjustable-rate mortgage loans.

Commercial Real Estate Loans. At June 30, 2026, commercial real estate loans totaled $1.87 billion, or 34.3% of total loans. Commercial real estate loans are generally secured by retail, office and industrial properties located in our primary market area. All of our commercial real estate loans are subject to our underwriting procedures and guidelines. We generally originate adjustable-rate commercial real estate loans with maximum terms of up to 10 years with amortization periods of 20 to 30 years. The maximum term may be extended beyond 10 years when there are call options at each five-, seven-, or 10-year anniversary of the loan, or when the loan has a demand period thereafter. We establish maximum loan-to-value ratios based on the length of the loan’s amortization period and the type of collateral, but loan-to-value ratios are generally limited to no more than 80% of the appraised value or purchase price, whichever is lower. Commercial real estate loan pricing is generally tied to market-based benchmark rates. Adjustable-rate loans are typically indexed to SOFR plus a margin of approximately 2%, resulting in rate adjustments as SOFR changes. Closed-end commercial mortgages are generally priced based on a Federal Home Loan Bank rate with a corresponding rate adjustment period, plus a margin of approximately 2%. As benchmark rates fluctuate, loan yields are repriced in accordance with the terms of the credit agreement. At June 30, 2026, our average commercial real estate loan balance was $1.4 million. At June 30, 2026, our largest commercial real estate loan had an outstanding balance of $31.4 million, was secured by a non-owner-occupied mixed use commercial property located in our primary market area, and was performing according to its original terms.

We consider a number of factors in originating commercial real estate loans, including the creditworthiness of the borrower, the value and condition of the property securing the loan, and the rent roll of the mortgaged property. When evaluating the borrower, we also consider the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, we consider the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service), and the ratio of the loan amount to the appraised value of the mortgaged property. The collateral property is appraised by outside independent and qualified appraisers that are duly approved according to policy. Personal guarantees are often obtained from borrowers. Each borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates.

At June 30, 2026, commercial real estate loans secured by owner-occupied properties totaled $532.0 million, or 28.4% of the commercial real estate loan portfolio, and non-owner-occupied properties totaled $1.34 billion, or 71.6% of the commercial real estate loan portfolio.

The following table presents our commercial real estate loan portfolio by industry sector at June 30, 2026.

	Loans by Industry Sector
	Balance	Percentage of Total
	(Dollars in thousands)
Commercial real estate loans:
Office space	$339,305	18.1%
Industrial	298,296	15.9%
Shopping plazas	289,515	15.5%
Retail	215,601	11.5%
Commercial loans secured by residential	145,641	7.8%
Other specialized real estate	144,119	7.7%
Automotive facilities	87,632	4.7%
Hotels and motels	84,244	4.5%
Warehouse and self-storage	61,354	3.3%
Restaurants	52,431	2.8%
Other	154,440	8.2%
Total commercial real estate loans	$1,872,578	100.0%

Our office space commercial real estate loans include $141.0 million of suburban office park properties, $65.0 million of urban properties, $64.8 million of downtown properties, and $57.5 million of central business district properties.

Multi-family Mortgage Loans. At June 30, 2026, multi-family mortgage loans totaled $622.0 million, or 11.4% of total loans. Multi-family mortgage loans are secured primarily by five or more-unit residential apartment buildings located in our primary market area. As with commercial real estate loans, we generally originate adjustable-rate multi-family mortgage loans with maximum terms of up to 10 years. Adjustable-rate loans are typically indexed to the SOFR plus a margin of approximately

2%, resulting in rate adjustments as SOFR changes. Closed-end multi-family mortgages are generally priced based on a Federal Home Loan Bank rate with a corresponding rate adjustment period, plus a margin of approximately 2%. As benchmark rates fluctuate, loan yields are repriced in accordance with the terms of the credit agreement. At June 30, 2026, our average multi-family loan balance was $1.5 million. At June 30, 2026, our largest multi-family mortgage loan had a principal outstanding balance of $16.0 million, was secured by a 49-unit apartment building located in our primary market area, and was performing according to its original terms.

We consider a number of factors in originating multi-family mortgage loans, including the creditworthiness of the borrower, the value and condition of the mortgaged property securing the loan, and the rent roll of the mortgaged property. When evaluating the borrower, we also consider the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, among other factors we consider the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio, and the ratio of the loan amount to the appraised value of the mortgaged property. The collateral property is appraised by outside independent and qualified appraisers that are duly approved according to policy. Personal guarantees are often obtained from borrowers. Each borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates.

Commercial Loans. At June 30, 2026, commercial loans totaled $393.0 million, or 7.2% of total loans. Commercial loans consist primarily of lines of credit and term loans for working capital, business equipment, and general corporate needs made to a variety of professionals, sole proprietorships, partnerships and corporations in our primary market area. In particular, we lend to franchisees, with loans for acquisition, capital expenditures, and store remodels and refreshes, and at June 30, 2026, our franchise loan portfolio totaled $103.6 million. We also lend to condominium associations for capital improvements, repairs, and other association-related financing needs, and at June 30, 2026, that portfolio totaled $75.8 million. Both portfolios have performed well and remain below their concentration limits of 100% and 50%, respectively, of Risk-Based Capital. We intend to increase our commercial lending activities to diversify our loan portfolio, manage interest rate risk and build new customer relationships, which we anticipate will enhance our ability to cross-sell loan and deposit products.

The majority of our commercial loans and lines of credit are secured by some or all of the business assets of the borrower, including machinery and equipment, accounts receivable, and inventory, among other business assets. Lines of credit are generally adjustable-rate loans with maturities of up to one year, with a rate indexed to the U.S. Prime Rate or SOFR. Term loans have either fixed or adjustable rates and generally have terms not exceeding the estimated life of the collateral, or generally up to 10 years.

When making commercial loans, we consider the financial statements of the borrower, lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, the projected cash flows of the business and the value of the business assets securing the loan.

At June 30, 2026, our largest commercial business loan had an outstanding balance of $19.7 million, was originated for the acquisition of franchise coffee shops in the Merrimack Valley area in Massachusetts and secured by business assets of the borrower, and was performing in accordance with its original terms.

We also originate commercial loans that are guaranteed by the U.S. Small Business Administration (the “SBA”), an independent agency of the federal government. SBA loans are offered for business purposes such as owner-occupied commercial real estate, business acquisitions, start-ups, franchise financing, working capital, improvements and renovations, inventory and equipment, and debt-refinancing. SBA loans offer lower down payments and longer-term financing, which helps small businesses that are starting out, or about to expand. The guarantees on SBA loans and SBA express loans are generally 75% and 50% of the principal amount of the loan, respectively. SBA loans have terms ranging from five to 25 years depending on the use of the proceeds. As of June 30, 2026, we had $14.1 million of SBA loans in our loan portfolio. While we do not currently sell the SBA loans that we originate, we intend to begin selling the SBA-guaranteed portion of SBA loans that we originate to third parties in the future, on a servicing retained basis.

Construction Loans. At June 30, 2026, construction and land development loans totaled $245.3 million, or 4.5% of total loans. The portfolio included residential construction loans, commercial and other construction loans, and land loans for residential or commercial development, generally within our primary market area.

At June 30, 2026, residential construction loans totaled $71.0 million. Residential construction loans are generally originated on a construction-to-permanent loans, where after an initial construction period of 12 months or less, the construction loan converts to a permanent one- to four-family residential mortgage loan. During the construction phase, funds are advanced on a “per completion” basis and the borrower makes interest-only payments. Residential construction loans are generally limited to a maximum loan-to-value ratio of 80% of the appraised value upon completion, or 70% for investment properties. Interest rates and fees are determined based on our asset/liability objectives and competitive factors. At June 30, 2026, our largest residential construction loan was $7.8 million, was secured by residential real estate under development, and was performing according to its original terms.

At June 30, 2026, commercial construction loans totaled $174.3 million. Commercial construction loans generally have terms of up to 24 months. Funds are advanced on a “per completion” basis following required inspections and the borrower makes interest-only payments during the construction phase. Interest rates and fees are determined based on our asset/liability objectives and competitive factors. As of June 30, 2026, $137.8 million of our commercial construction loans were structured to convert to permanent commercial real estate financing upon completion of the project. As of June 30, 2026, we also had $21.3 million of speculative commercial construction loans, which mature upon expiration of the term and do not convert to permanent loans. The remaining $15.2 million of commercial construction loans as of June 30, 2026 consisted primarily of land loans and other commercial construction-related exposures. Commercial construction loans are generally limited to the lesser of 75% loan-to-value or 90% loan-to-cost for commercial properties. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also generally require inspections of the property before disbursements of funds during the term of the construction loan. At June 30, 2026, our largest commercial construction loan had an outstanding balance of $15.0 million, was a participation in construction financing, and was performing according to its original terms.

Consumer Loans. At June 30, 2026, consumer loans totaled $3.7 million or 0.1% of total loans. We ceased originations of consumer loans in 2022, and consumer lending is not expected to be a significant lending activity. The remaining consumer loan portfolio consists primarily of energy-efficiency loans, acquired through our acquisition of Colonial Federal Savings Bank in October 2025, and loans secured by deposit accounts.

Loan Underwriting Risks

Adjustable-Rate Residential Real Estate Loans. Although adjustable-rate mortgage loans may, to an extent, reduce our vulnerability to changes in market interest rates because they periodically reprice, as interest rates increase, the required payments due from the borrower also increase (subject to any rate caps), increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by the maximum periodic and lifetime rate adjustments permitted by our loan documents.

Commercial Real Estate and Multi-family Loans. Loans secured by commercial real estate or multi-family properties generally have larger balances and involve a greater degree of risk than owner-occupied, one- to four-family residential real estate loans. The primary concern in commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject, to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors to provide quarterly, semi-annual or annual financial statements, depending on the size of the loan. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have a debt service ratio of at least 1.25x for commercial real estate and 1.20x for multi-family loans. An environmental phase one report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

If we foreclose on a commercial real estate or multi-family loan, the marketing and liquidation period to convert the real estate asset to cash can be lengthy with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial real estate and multi-family loans can be unpredictable and substantial.

Commercial Loans. Unlike residential real estate loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and that are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flows of the borrower’s business, and the collateral securing these loans may fluctuate in value. Our commercial loans are originated primarily based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. Collateral for commercial loans typically consists of accounts receivable, inventory or equipment. Collateral may also consist of limited use and difficult-to-value property. Credit support provided by the borrower for most of these loans is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself.

Construction Loans. Our construction and land loans are based upon estimates of costs and values associated with the completed project. Underwriting is focused on the borrowers’ financial strength, credit history and demonstrated ability to produce a quality product and effectively market and manage their operations.

Construction lending involves additional risks when compared with permanent lending because funds are advanced upon the security of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land loans have substantially similar risks to speculative construction loans.

Originations, Sales and Purchases of Loans

Our loan originations are generally generated by our loan personnel operating at our banking offices. We also obtain referrals from existing and former customers and from professionals doing business in our market area (accountants, real estate brokers, builders and attorneys). We also market through direct mail campaigns, digital marketing initiatives, search engine marketing, targeted email campaigns, our website, and social media platforms. TruNorth Mortgage also utilizes digital lead generation channels, and online marketing programs to support mortgage origination activities. All loans we originate are underwritten pursuant to our policies and procedures which incorporate Fannie Mae and Freddie Mac underwriting guidelines to the extent applicable for residential loans.

While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type depends upon relative borrower demand and the pricing levels as set in the local marketplace by competitors. Our volume of loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our loan originations can vary from period to period.

We have historically sold, with servicing rights retained, a significant majority of the long-term, fixed-rate one- to four-family residential mortgage loans that we originate, while retaining shorter-term fixed-rate and all adjustable-rate one- to four-family residential real estate loans in our portfolio, to manage interest rate risk and to generate non-interest income. More recently, we have retained a portion of such loans for balance sheet diversification purposes. We consider the composition of our balance sheet, interest rate risk objectives and market conditions on an ongoing basis in making decisions as to whether to hold loans we originate for investment or sell such loans to investors, choosing the strategy that is most advantageous to us from a profitability and risk management standpoint. We maintain most of the adjustable-rate one- to four-family residential mortgage loans that we originate.

On occasion, we have engaged in primarily commercial real estate loan participations, both as lead lender selling participation interests to other financial institutions and as purchaser of participation interests from other lead lenders. At June 30, 2026, we had approximately $274.8 million in commercial loan participations, and our largest loan participation interest totaled $24.9 million, representing a 42.6% interest as a participating lender in a senior independent and assisted living community property, which was performing according to its original terms.

Loan Approval Procedures, Loans to One Borrower Limit and Lending Authority

The maximum amount that we may lend to one borrower and the borrower’s related entities is generally limited, by statute, to 20% of our capital, which is defined under Massachusetts law as the sum of our surplus account, undivided profits and, after the completion of the conversion and stock offering, capital stock. Loans secured by a first mortgage on residential property occupied by the borrower are excluded from this limit. At June 30, 2026, our loans-to-one borrower regulatory limit (giving effect to the mergers of TruNorth Bank, bankESB and bankHometown into one institution) was $174.8 million. As a result of the conversion and stock offering, our loans-to-one borrower regulatory lending limit will increase. Consistent with our strategy to grow our loan portfolio, we would expect to originate and retain in our portfolio larger loan relationships while also remaining diversified with smaller and mid-sized relationships as well.

At June 30, 2026, our largest exposure to one lending relationship totaled $75.3 million, consisting of six commercial real estate loans secured by owner-occupied and non-owner occupied commercial real estate. At June 30, 2026, this relationship was performing according to its original repayment terms.

Our lending activities are subject to written underwriting standards and origination procedures. Decisions on loans are made consistent with our loan policies and procedures, and the underwriting and review of a loan decision is designed primarily to determine the borrower’s ability and willingness to repay the requested loan. The board of directors has overall responsibility for our lending policy, and the board reviews this policy at least annually.

TruNorth Bank’s board of directors has delegated loan approval authority to the Board Enterprise Risk Management Committee (“ERMC”), which consists solely of independent board members; the Executive Management Loan Committee, which is comprised of its Chief Executive Officer, President, Market President, Chief Commercial Banking Officer, Chief Credit Officer, and the Chief Risk Officer; the Management Loan Committee, which is comprised of its President, Chief Commercial Banking Officer, Chief Credit Officer, and Senior Commercial Banking Officers; and one or more Regional Loan Committees, which are comprised of the regional Senior Commercial Banking Officers and Directors of Credit as well as its President, Chief Commercial Banking Officer, or Chief Credit Officer as needed. Additionally, certain officers have delegated individual authorities up to prescribed limits, depending on the loan type.

Generally, depending on loan type, risk rating and other factors, individual officer loan approval authorities range from up to $100,000 for Commercial Loan Officers to up to $2.5 million for the President and Chief Executive Officer for aggregate commercial lending relationships, and up to $1.5 million for portfolio residential mortgages and consumer loans for the Chief Credit Officer and Executive Vice President – Residential Lending. The Regional Loan Committees’, Management Loan Committee’s and Executive Management Loan Committee’s individual commercial loan approval authorities are up to $1.5 million, $10.0 million, and $50.0 million, respectively, and aggregate commercial lending relationships of $5.0 million, $40.0 million, and $75.0 million, respectively. The ERMC may approve individual loans and aggregate loan relationships up to our legal lending limit, which is currently $151.8 million. Residential mortgages and consumer loans in excess of individual authorities are approved by Regional Loan Committees or successive committees as needed.

Loan policy exceptions are fully disclosed to the approving authority, either an individual officer or the appropriate management or loan committee before approval. Reporting on commercial loan policy exceptions is generally included within each board package.

Generally, we require title insurance on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. We also require flood insurance if the improved property is determined to be in a high-risk flood zone area.

Asset Quality

Past Due Loans. Loans past due 30 days are considered delinquent. Management monitors delinquent loans through monthly meetings. When a borrower fails to make a required loan payment, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. Collection efforts include automatic late notices, personal contact, telephone calls, and direct correspondence by TruNorth Bank personnel with the delinquent borrower, generally beginning 15 days after the loan is first past due. The accrual of interest on a loan is discontinued when the loan becomes 90 days past due as to principal or interest, and interest income is recognized when received only when the loan is both well secured and in the process of collection. In all cases, loans are placed on non-accrual status when full collection of principal is considered doubtful. For additional information, see notes 1 and 4 of the notes to the consolidated financial statements.

Generally, when a loan becomes 90 days past due, the loan is referred to our Special Assets Department and, as appropriate, to our attorneys to commence further collection proceedings in accordance with applicable laws and regulations. All loans past due 90 days are placed on non-accrual status and reported to the board of directors on a periodic basis. If our attorneys do not receive a response from the borrower, or if the terms of any payment plan established are not followed, then collection proceedings will be pursued.

The following table sets forth our loan delinquencies (including non-accrual loans), by type and amount, at June 30, 2026 and 2025.

	At June 30,
	2026			2025
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
		(In thousands)
Real estate loans:
One- to four-family residential	$215	$6,465	$5,545	$1,135	$4,394	$5,288
Home equity loans and lines of credit	177	76	339	1,018	229	709
Commercial real estate	4,514	1,850	13,673	4,752	238	32,496
Construction and land development	611	—	500	—	—	613
Multifamily	—	—	—	359	—	—
Commercial loans	121	—	636	787	65	376
Consumer loans	10	4	—	12	3	—
Total	$5,648	$8,395	$20,693	$8,063	$4,929	$39,482

Foreclosed Assets. When we acquire real estate as a result of foreclosure or by deed in lieu of foreclosure, the real estate is classified as foreclosed real estate until it is sold. The real estate is recorded at estimated fair value at the date of acquisition, based on current market conditions, appraisals, broker price opinions, or other relevant valuation techniques, less estimated costs to sell. Foreclosed assets are evaluated periodically for impairment, and any subsequent declines in fair value less estimated costs to sell are recognized through a direct write-down. After acquisition, all costs incurred in operating and maintaining the property are recognized as non-interest expense. At June 30, 2026, we had $5.5 million of foreclosed assets, which consisted of an office building in East Providence, Rhode Island.

Collateral Dependent Loans. A financial asset is considered collateral-dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For all classes of loans deemed collateral-dependent, we have elected the practical expedient to estimate expected credit losses based on the collateral’s fair value, less estimated cost to sell.

Modifications Made to Borrowers Experiencing Financial Difficulty. We occasionally modify loans to extend the term or make other concessions to help a borrower stay current on their loan and to avoid foreclosure. We consider modifications only after assessing the borrower’s willingness to repay and analyzing the borrower’s current repayment capacity, evaluating the strength of any guarantors based on documented current financial information, and assessing the current value of any collateral pledged. Modifications generally may include changes to interest rates, payment terms, maturity dates, or other contractual provisions. We may modify the terms of loans to lower interest rates (which may be at below market rates), to provide for fixed interest rates on loans where fixed rates are otherwise not available, to provide for longer amortization schedules, or to provide for interest-only terms. These modifications are made only when a workout plan has been agreed to by the borrower that we believe is reasonable and attainable and in our best interests. There were $70.7 million in loan modifications to borrowers experiencing financial difficulty during the year ended June 30, 2026. Loans that have been modified to borrowers experiencing financial difficulty totaled $73.1 million as of June 30, 2026.

Non-Performing Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including loan modifications to borrowers experiencing financial difficulty which are on non-accrual status. The following table sets forth information regarding the amounts and categories of our non-performing assets at the dates indicated.

	At June 30,
	2026	2025
	(Dollars in thousands)
Non-accrual loans:
Real estate loans:
One- to four-family residential	$14,747	$13,787
Home equity loans and lines of credit	1,424	2,435
Commercial real estate	59,992	36,622
Construction and land development	500	1,239
Multifamily	—	—
Commercial loans	639	376
Consumer loans	—	—
Total non-accrual loans	$77,302	$54,459

Total non-performing loans	$77,302	$54,459

Foreclosed assets	5,546	—

Total non-performing assets	$82,848	$54,459

Ratios:
Total non-performing loans to total loans	1.42%	1.02%
Total non-performing loans to total assets	1.11%	0.83%
Total non-performing assets to total assets	1.19%	0.83%

Non-accrual loans increased $22.8 million from June 30, 2025 to $77.3 million at June 30, 2026, driven by a $23.4 million increase in non-accrual commercial real estate loans due to the addition of 12 loans totaling $49.3 million, partially offset by charge-offs and principal paydowns on existing non-accrual commercial real estate loans. During the year ended June 30, 2026, we also transferred a commercial real estate loan secured by an office building in East Providence, Rhode Island, which had a carrying value of $5.5 million, to foreclosed assets.

Classified Assets. Federal regulations provide that each insured savings institution classify its assets on a regular basis. In addition, in connection with examination of insured depository institutions, federal and Massachusetts banking regulators have authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the afore-mentioned categories but possess weaknesses are designated as “special mention” by our management.

When an insured depository institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses. General allowances represent loss allowances that have been established to cover probable accrued losses associated with lending activities, but that, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory agencies, which may require the establishment of additional general or specific loss allowances.

In connection with our periodic regulatory reports and according to our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification according to applicable regulations. In addition to internal loan review, we engage an external consultant annually to review, test and evaluate our internal loan review efforts, with a focus on risk rating accuracy. The external loan review also reviews the lending function’s compliance with our loan policy and applicable regulations.

The following table sets forth our amounts of classified assets and assets designated as “watch” and “special mention” as of June 30, 2026 and 2025. Generally, loans 90 days or more past due are placed on non-accrual status and classified “substandard.”

	At June 30,
	2026	2025
	(In thousands)

Substandard	$72,554	$52,626
Doubtful	—	—
Loss	—	—
Total Classified Assets	$72,554	$52,626
Watch and Special Mention	$220,482	$168,391

Allowance for Credit Losses

The allowance for credit losses is a valuation account deducted from the loans’ amortized cost basis to present the net amount expected to be collected. Under the current expected credit losses (“CECL”) methodology, the allowance for credit losses represents management’s estimate of expected credit losses over the contractual life of loans, adjusted for expected prepayments. The estimate incorporates historical credit loss experience on financial assets with similar risk characteristics, current conditions, and reasonable and supportable forecasts affecting collectability over the contractual term. A reversion methodology is applied beyond the reasonable and supportable forecast period. Expected credit losses are estimated using a probability of default and loss given default methodology, incorporating borrower-specific risk characteristics, loan attributes, historical loss experience, current conditions, and reasonable and supportable economic forecasts. During the year ended June 30, 2026, the Company transitioned from a vintage-based loss rate methodology to the probability of default and loss given default framework, which management believes reflects industry best practices and enhances the accuracy of our credit loss estimates. This change in estimate was applied prospectively and did not materially impact the allowance for credit losses or results of operations for the year ended June 30, 2026.

In evaluating the allowance for credit losses, management analyzes reasonable and supportable forecasts and several qualitative risk factors including, but not limited to: trends in delinquencies, non-accrual loans and classified assets; changes in loan volumes, portfolio mix and credit concentrations; changes in underwriting standards and lending policies; the experience and depth of lending personnel; and local, regional and national economic conditions. Loans that share similar risk characteristics are evaluated collectively for expected credit losses, while loans that do not share similar risk characteristics with other loans in the portfolio are evaluated individually. For collateral-dependent loans, expected credit losses are measured based on the fair value of the collateral, adjusted for estimated costs to sell.

Additions to the allowance for credit losses are charged against income based on factors that, in management’s judgment, deserve current recognition in estimating expected credit losses. Credit losses are charged off when management believes uncollectibility is confirmed. Management and the board of directors review the calculation of the allowance for credit losses on a monthly basis, and the board of directors approves the related qualitative analysis on a quarterly basis. This evaluation is inherently subjective as it requires material estimates susceptible to significant change. The variability of management’s assumptions could materially alter the allowance for credit losses and impact future results of operations and financial condition.

The estimation methodologies for credit losses on unfunded lending-related commitments are similar to the process for estimating credit losses for loans, although with the addition of a probability of draw estimate that is applied to each loan portfolio segment.

As an integral part of their examination process, the Massachusetts Division of Banks and the Federal Reserve Board will periodically review our allowance for credit losses, and as a result of such reviews, we may determine to adjust our allowance for credit losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for credit losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

For further information regarding the allowance for credit losses, see note 4 of the notes to the consolidated financial statements.

The following table sets forth activity in our allowance for credit losses for the years indicated.

	At or For the Year Ended June 30,
	2026	2025
	(Dollars in thousands)

Balance at beginning of period	$40,690	$38,784

Charge-offs:
Real estate loans:
One- to four-family residential	—	51
Home equity loans and lines of credit	2	4
Commercial real estate	28,373	8,689
Construction and land development	—	—
Multifamily	—	—
Commercial loans	1,712	102
Consumer loans	46	40
Total charge-offs	30,133	8,886
Recoveries:
Real estate loans:
One- to four-family residential	3	2
Home equity loans and lines of credit	2	—
Commercial real estate	—	70
Construction and land development	—	—
Multifamily	—	—
Commercial loans	16	12
Consumer loans	10	13
Total recoveries	31	97
Net charge-offs	30,102	8,789
Credit loss expense	39,309	10,695
Balance of allowance at end of period	$49,897	$40,690
Net charge-offs to average loans outstanding during period	0.57%	0.18%
Allowance for credit losses on loans to non-accrual loans at end of period	64.55%	74.72%
Non-accrual loans to total loans outstanding at end of period	1.42%	1.02%
Allowance for credit losses on loans to total loans outstanding at end of period	0.91%	0.76%

The following table sets forth additional information with respect to charge-offs by category for the periods indicated.

	For the Year Ended June 30,
	2026	2025
Net charge-offs to average loans outstanding during the period by loan type:
Real estate loans:
One- to four-family residential	0.00%	0.00%
Home equity loans and lines of credit	0.00%	0.00%
Commercial real estate	0.53%	0.16%
Construction and land development	0.00%	0.00%
Multifamily	0.00%	0.00%
Commercial loans	0.03%	0.00%
Consumer loans	0.00%	0.00%

Allocation of Allowance for Credit Losses. The following tables set forth the allowance for credit losses allocated by loan category, the percent of the allowance in each category to the total allocated allowance, and the percent of loans in each category to total loans at the dates indicated. The allowance for credit losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At June 30,
	2026			2025
	Allowance for Credit Losses	Percent of Allowance in Category to Total Allowance	Percent of Loans in Category to Total Loans	Allowance for Credit Losses	Percent of Allowance in Category to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)
Real estate loans:
One- to four-family residential	$6,068	12.16%	37.30%	$1,468	3.61%	34.36%
Home equity loans and lines of credit	1,347	2.70%	5.28%	2,048	5.03%	5.00%
Commercial real estate	28,650	57.42%	34.28%	12,295	30.22%	34.74%
Construction and land development	2,368	4.75%	4.49%	3,249	7.98%	5.40%
Multifamily	4,957	9.93%	11.39%	7,764	19.08%	12.90%
Commercial loans	6,353	12.73%	7.19%	6,850	16.83%	7.54%
Consumer loans	99	0.20%	0.07%	340	0.84%	0.06%
Total allocated allowance	49,842	99.89%	100.00%	34,014	83.59%	100.00%
Unallocated allowance	55	0.11%	0.00%	6,676	16.41%	0.00%
Total allowance for credit losses on loans	$49,897	100.00%	100.00%	$40,690	100.00%	100.00%

Investment Activities

General. Our investment policy is established and reviewed at least annually by the board of directors. The policy objectives are generally to: (1) enhance profitability by keeping investable funds fully employed; (2) provide adequate regulatory and operational liquidity needed to conduct daily operations; (3) minimize and adjust our interest rate risk position; (4) minimize credit risk by investing in high-credit-quality, diversified investments; (5) provide collateral for pledging requirements, such as to secure Federal Home Loan Bank of Boston borrowings; (6) provide an investment alternative when loan demand is low and an additional funding source when loan demand is high; (7) diversify our interest-earning assets; and (8) reduce our corporate tax liability.

We use our investment securities portfolio as part of our balance sheet asset and liability management and interest rate risk management strategy to reduce the impact of market interest rate movements on net interest income and economic value of equity. Our strategies to manage interest rate risk in the investment portfolio include maintaining a portfolio of highly marketable securities that are either adjustable-rate or short- to intermediate-term if fixed-rate, which can be converted to cash quickly and act as a buffer against swings in loan demand, deposit flows, and unanticipated changes in loan prepayments.

Authority to make investments under the approved guidelines is delegated to our President, Chief Executive Officer, Chief Financial Officer and Controller. These officers are authorized to execute investment transactions up to $20.0 million per transaction without the prior approval of the board of directors and within investment policy guidelines. Each transaction in excess of $20.0 million must receive the prior approval of the board of directors. We may utilize the services of an investment advisor to assist in the management of the investment portfolio; however, we do not delegate any purchase, sale, or decision-making authority to such firms, and management remains solely responsible for all investment decisions.

We have legal authority to invest in various types of liquid assets, including U.S. Treasury securities, U.S. government agency and government-sponsored enterprise securities, state and municipal securities, certificates of deposit of federally-insured institutions, investment grade corporate bonds, and collateralized debt obligations among others. We also are required to maintain an investment in Federal Home Loan Bank of Boston stock.

While we have the authority under applicable law to invest in derivative securities, we have not purchased derivative securities as an investment strategy. However, we expect to do so with our commercial customers in the future. Under such an agreement, we would enter into interest rate swaps with commercial loan customers to convert the customer’s loan from a variable rate to a fixed rate. These swaps are matched in offsetting terms to swaps that we enter into with an outside third party. The swaps would be reported at fair value in other assets and other liabilities and any net gain or loss resulting from changes in the fair value is recognized in other non-interest income.

At the time of purchase, we designate a security as held-to-maturity or available-for-sale, depending on our ability and intent. Securities available-for-sale are reported at fair value, while securities held-to-maturity are reported at amortized cost. At June 30, 2026, we had $733.7 million of debt securities designated available-for-sale. During the year ended June 30, 2026, we transferred all of our debt securities previously classified as held-to-maturity to available-for-sale. At the time of transfer, the securities had an amortized cost of $51.5 million, a fair value of $50.2 million and a net unrealized loss of $1.3 million, which was recorded in accumulated other comprehensive loss on the consolidated balance sheets. Management believes the transfer better aligns the portfolio classification with our balance sheet strategies, interest rate risk management, liquidity planning, and operational flexibility.

We regularly evaluate available-for-sale debt securities in an unrealized loss position to determine whether a credit loss exists. We first assess whether we intend to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either condition exists, the security’s amortized cost basis is written down to fair value through earnings. For available-for-sale debt securities that we do not intend to sell and are not more likely than not to be required to sell, we evaluate whether a credit loss exists. Credit losses are recognized through an allowance for credit losses and are limited to the amount by which the fair value of a security is less than its amortized cost basis. Any unrealized loss not attributable to credit factors is recognized in accumulated other comprehensive income (loss), net of applicable income taxes. Changes in the allowance for credit losses are recognized in earnings through the provision for credit losses.

The following table presents the maturity distribution and weighted average yields of our investment securities portfolio on a contractual maturity basis at June 30, 2026:

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total
	Amortized Cost	Weighted Average Yield (1) (2)	Amortized Cost	Weighted Average Yield (1) (2)	Amortized Cost	Weighted Average Yield (1) (2)	Amortized Cost	Weighted Average Yield (1) (2)	Amortized Cost	Fair Value	Weighted Average Yield (1) (2)
	(Dollars in thousands)

Securities available for sale:
U.S. Treasury	$—	0.00%	$24,983	3.83%	$—	0.00%	$—	0.00%	$24,983	$24,614	3.86%
GSE Debenture	—	0.00	883	4.04	1,972	4.22	—	0.00	2,855	2,798	4.17
GSE Collateralized Mortgage Obligation	624	4.27	7,220	4.21	8,747	4.05	120,844	4.04	137,435	133,721	4.05
GSE Mortgage Backed Securities	1,426	2.60	9,158	3.76	30,342	3.47	382,571	4.78	423,497	417,478	4.66
Municipal Obligation	5,813	3.27	7,213	3.18	27,600	3.98	14,617	3.94	55,243	54,642	3.79
Corporate Debt Obligation	5,975	3.96	44,123	5.13	42,347	6.79	4,343	5.76	96,788	95,223	5.81
Small Business Administration	23	5.51	179	5.11	836	3.07	4,365	4.13	5,403	5,224	4.01
Total	$13,861	3.55%	$93,759	4.42%	$111,844	4.91%	$526,740	4.59%	$746,204	$733,700	4.60%
(1)
Tax equivalent using a federal income tax rate of 21%.
(2)
Weighted average yield is based on amortized cost.

For additional information, see note 3 of the notes to the consolidated financial statements.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for lending and investment activities. We also use borrowings and, to a limited extent, brokered deposits to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, investment maturities, loan prepayments, loan sales, retained earnings and income on earning assets. While scheduled loan payments and income on interest-earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents and businesses within our primary market area. Our ability to gather deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates is affected by market conditions, including competition and prevailing interest rates.

We offer a variety of deposit accounts, including certificate of deposit accounts, non-interest-bearing and interest-bearing checking accounts, money market accounts and savings accounts. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We also provide municipalities short- to medium-term bond anticipation notes and tax anticipation notes. As of June 30, 2026, we had $772.3 million in municipal deposits with 220 different municipalities and governmental entities, representing 13.3% of total deposits. We also offer deposit accounts designed specifically for our business customers, including sweep accounts, money market accounts, along with services such as remote deposit capture and cash management and treasury services.

The following table sets forth the distribution of total deposits, by account type, at the dates indicated.

	At June 30,
	2026			2025
	Amount	Percent	Average Rate	Amount	Percent	Average Rate
	(Dollars in thousands)

Non-interest bearing checking accounts	$1,015,810	17.48%	0.00%	$989,092	17.97%	0.00%
Interest-bearing checking accounts	926,110	15.94%	0.38%	866,875	15.75%	0.37%
Money market accounts	971,608	16.72%	1.84%	875,582	15.90%	1.93%
Regular and other saving accounts	750,525	12.92%	0.07%	704,960	12.80%	0.06%
Mortgagors' escrow accounts	13,210	0.23%	0.05%	11,794	0.21%	0.05%
Term certificate accounts	2,133,798	36.72%	3.61%	2,057,248	37.37%	3.99%
Total	$5,811,061	100.00%	2.06%	$5,505,551	100.00%	2.27%

At June 30, 2026 and June 30, 2025, the aggregate amount of federally uninsured deposits (deposits in excess of the FDIC limit of $250,000 per insured account) was $1.85 billion and $1.77 billion, respectively. At June 30, 2026 and June 30, 2025, the aggregate amount of federally uninsured certificates of deposit (deposits in excess of the FDIC limit of $250,000 per insured account) was $630.0 million and $695.9 million, respectively.

At June 30, 2026 and June 30, 2025, however, there were no deposits that were uninsured due to exceeding the FDIC insurance limit, because the Massachusetts Depositors Insurance Fund insured deposit balances that exceed the FDIC limit. The Massachusetts Depositors Insurance Fund is a private industry-sponsored insurance fund for participating Massachusetts-chartered banks that insures deposits above FDIC limits. We expect that TruNorth Bank’s deposits in excess of federal insurance limits will be deemed to have exceeded an internal threshold set by the Depositors Insurance Fund in late 2026, in which case we anticipate that TruNorth Bank will notify the Depositors Insurance Fund of its intention to withdraw from the fund. Beginning on the date of the exit notice, any new deposit accounts established at TruNorth Bank with deposit amounts in excess of the FDIC insurance limits will not be insured by the Depositors Insurance Fund. For one year following such notice, the Depositors Insurance Fund generally will continue to insure all deposit accounts with amounts above FDIC insurance limits that existed at TruNorth Bank as of the notice date. Additionally, each term deposit that existed as of the notice date will continue to be insured by the Depositors Insurance Fund to the extent applicable until maturity. One year after the notice date, Depositors Insurance Fund coverage would cease, and depositors with balances in excess of federal deposit insurance limits would be required to seek alternative arrangements or move their accounts to another institution to secure excess deposit insurance coverage.

To support our customers and reduce the risk of deposit loss attributed to exiting the Depositors Insurance Fund, TruNorth Bank has established a reciprocal deposit program with IntraFi. IntraFi is a network of over 3,000 financial institutions nationwide that offers CDARS and ICS cash services, giving members access to millions of dollars in aggregate FDIC insurance through a single relationship. With CDARS, our customers can place their funds into certificates of deposit. With ICS, customers can place their funds into demand deposit accounts, money market accounts or both. Through the reciprocal deposit program, we will receive matching deposits and keep the full amount of customer funds on balance sheet, and customers will benefit from FDIC insurance on funds placed into the program.

The following table sets forth, by time remaining until maturity, our federally uninsured certificates of deposit (deposits in excess of the FDIC limit of $250,000 per insured account) at the date indicated.

At June 30, 2026
(In thousands)
Maturity Period:
Three months or less	$248,941
Over three months through six months	217,403
Over six months through 12 months	135,572
Over 12 months	28,121
Total	$630,037

Borrowings. As a member of the Federal Home Loan Bank of Boston, TruNorth Bank is eligible to obtain advances upon the security of the Federal Home Loan Bank of Boston common stock owned and certain residential mortgage loans, provided certain creditworthiness standards are met. Advances are available under several credit programs, each having its own interest rate and range of maturities. At June 30, 2026, we had the ability to borrow $1.99 billion from the Federal Home Loan Bank of Boston, of which $157.4 million was outstanding. At June 30, 2026, we also had $55.0 million in lines of credit with correspondent banks, and $51.5 million of borrowing capacity with the Federal Reserve Bank of Boston at the discount window and through the borrower-in-custody program. We had no outstanding borrowings under any of these facilities at June 30, 2026.

As of June 30, 2026, we had $9.0 million of subordinated debentures associated with trust preferred securities, acquired through the North Shore Bank acquisition in September 2024. These obligations were issued through three statutory trusts, bear interest at variable rates tied to the three-month SOFR plus a spread (ranging from 3.11% to 3.26%), pay distributions quarterly, and mature between October 2033 through December 2037. They qualify as Tier 1 regulatory capital, subject to applicable regulatory limitations.

At June 30, 2026, we also had $135.0 million in senior notes outstanding, bearing a fixed interest rate of 8.75% with a maturity date of March 15, 2027. We intend to repay the $135.0 million senior note upon maturity, funded by a portion of the net proceeds from the stock offering.

For additional information on our borrowings, see notes 10 and 11 of the notes to the consolidated financial statements.

Mortgage Banking Activities

In addition to the lending activities previously discussed, we originate one- to four-family residential mortgage loans for sale in the secondary market through a division of TruNorth Bank known as “TruNorth Mortgage.” TruNorth Mortgage originates one- to four-family residential real estate loans, a portion of which are sold into the secondary market. TruNorth Mortgage utilizes available funds from TruNorth Bank to fund such loans. TruNorth Mortgage originated $458.1 million and $449.3 million in mortgage loans during the years ended June 30, 2026 and 2025, respectively. Of the fiscal 2026 originations, $151.6 million were sold into the secondary market, generating gains on sale of $1.8 million. At June 30, 2026, TruNorth Mortgage was servicing $525.0 million of one- to four-family residential real estate loans sold to third parties, and we recorded a related mortgage servicing asset of $5.2 million. Loan servicing income totaled $887,000 for the year ended June 30, 2026. TruNorth Mortgage also originated $108.4 million of home equity loans and home equity lines of credit during the year ended June 30, 2026 that were retained in our loan portfolio.

We sell loans, typically with servicing rights retained, through established agency, government, and other investor channels, including Fannie Mae, Freddie Mac and the Federal Home Loan Bank. We have historically sold a significant majority of the long-term, fixed-rate one- to four-family residential mortgage loans that we originate, for interest rate risk management purposes and to generate non-interest income. More recently, we have retained a portion of such loans for balance sheet diversification. We maintain most of the adjustable-rate one- to four-family loans that we originate.

Wealth Management Activities

We offer investment and wealth management services through a division branded as “Hometown Wealth Management”. TruNorth Bank has entered into an agreement with LPL Financial, LLC, its affiliates, and their insurance subsidiary, LPL Insurance Associates, Inc., pursuant to which TruNorth Bank offers investment strategy and retirement planning advice, wealth management services, and insurance products to our customers. Registered representatives who are employed by LPL Financial, LLC or TruNorth Bank and who are also licensed and contracted agents with LPL Financial are on-site at TruNorth Bank branch locations to offer wealth management products and services directly to TruNorth Bank’s customer base. These agents are also approved and appointed with various other broker general agents to process insurance solutions for clients. We believe that the wealth management program provides us with an opportunity to diversify revenue sources and deepen customer relationships. We had $192.9 million and $160.5 million of assets under management at June 30, 2026 and 2025, respectively. Investment services income totaled $830,000 and $711,000 for the years ended June 30, 2026 and 2025, respectively.

Subsidiary Activities

Hometown Financial has one wholly-owned bank subsidiary, TruNorth Bank. TruNorth Bank maintains the following wholly-owned subsidiaries: Hometown Securities I, Inc., ESB Securities Corporation and NACB Securities Corporation, each of which is a Massachusetts corporation established to hold and manage certain investment securities on behalf of TruNorth Bank. TruNorth Bank also owns Millbury Properties, LLC, Mt. Tom Properties LLC, Essex County Properties, LLC, and WCB Realty, LLC, which are Massachusetts limited liability companies, and 16 Harrison Avenue Corp, which is a Massachusetts corporation, each of which was formed to hold, manage and dispose of other real estate owned by TruNorth Bank (or its predecessors). TruNorth Bank also maintains First Eastern Mortgage Corporation, which is an inactive mortgage banking subsidiary.

Properties

At June 30, 2026, the net book value of our premises and equipment was $67.6 million. In addition to our headquarters facility in Easthampton, Massachusetts, we conduct our business through 54 branch offices in Essex, Hampshire, Hampden, Middlesex, Norfolk, Plymouth and Worcester Counties in Massachusetts, Windham County, Connecticut, and Rockingham County, New Hampshire. We own 29 and lease 26 of our banking offices. Upon the acquisition of Primary Bank, we expect to add four branch offices in Rockingham and Hillsborough Counties in New Hampshire, all of which are leased. For additional information, see notes 6 and 7 of the notes to our consolidated financial statements. At June 30, 2026, we had eight additional operations and loan offices.

Legal Proceedings

We are not a party to any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. At June 30, 2026, we were not involved in any legal proceedings, the outcome of which would be material to our consolidated financial condition or results of operations.

Expense and Tax Allocation Agreements

Upon the completion of the conversion and stock offering, Hometown Financial and TruNorth Bank will enter into an agreement for TruNorth Bank to provide Hometown Financial with certain administrative support services in exchange for compensation at least equal to the fair market value of the services provided. In addition, Hometown Financial and TruNorth Bank will enter into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel and Human Capital Resources

Our success is dependent on a workforce that embraces and is dedicated to our mission and culture. To continue to deliver on our mission and maintain our culture, it is crucial that we attract and retain experienced and motivated talent. Through our hiring and retention programs we aim to create an inclusive workforce with diversified backgrounds and experiences. We strive to maintain a safe and healthy workplace, with opportunities for our employees to grow and develop in their careers, supported by advantageous compensation, benefits, health, and welfare programs. Employee retention helps us operate efficiently and achieve our business objectives. We believe our commitment to demonstrating our core values, actively prioritizing concern for our employees’ well-being, supporting our employees’ career goals, offering competitive wages and providing valuable benefits aids in retention of our top-performing employees.

As part of our compensation philosophy, we offer market competitive total rewards programs for our employees to attract and retain superior talent. These programs include annual bonus opportunities, a matched 401(k) plan, health care and insurance benefits, health savings and flexible spending accounts, paid time off, family leave, remote work arrangements, education reimbursement program, and employee assistance programs. As part of the conversion and stock offering, we also intend to establish an employee stock ownership plan.

The safety, health and wellness of our employees is a top priority. We promote the health and wellness of our employees by encouraging work-life balance, allowing remote work options, keeping the employee portion of health care premiums to a minimum, and sponsoring various wellness programs. Additionally, all our employees are expected to display and encourage honest, ethical, and respectful conduct in the workplace. Our employees must adhere to our Code of Ethics and Employee Handbook Policies, which set standards for appropriate behavior.

We support the growth and development of our employees and, wherever possible, seek to fill positions by promotion and transfer from within the organization. Continual learning and career development is advanced through ongoing performance and development conversations with employees, internally developed training programs, customized corporate training engagements, and educational reimbursement programs.

As of June 30, 2026, we had 706 full-time equivalent employees. Our employees are not represented by a collective bargaining group. We believe that we have a good working relationship with our employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HOMETOWN FINANCIAL GROUP, MHC

For the purposes of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hometown Financial Group, MHC,” references to “Hometown MHC” mean Hometown Financial Group, MHC, references to “we,” “us,” “our” or similar references mean Hometown MHC or TruNorth Bank, as the context requires, references to the “conversion” mean the MHC Conversion and references to the “offering” or “stock offering” mean the Conversion Offering. This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our consolidated financial condition and results of operations. The information in this section has been derived from the consolidated financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the other business and financial information disclosed in this prospectus.

Overview

Upon completion of the conversion and stock offering, Hometown Financial will conduct its business primarily through TruNorth Bank. TruNorth Bank’s business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, primarily in one- to four-family residential mortgage loans, commercial and multi-family real estate loans, and commercial business loans. At June 30, 2026, one- to four-family residential mortgage loans totaled $2.04 billion (37.3% of the total loan portfolio), commercial real estate loans totaled $1.87 billion (34.3% of the total loan portfolio), construction loans totaled $245.3 million (4.5% of the total loan portfolio), multi-family loans totaled $622.0 million (11.4% of the total loan portfolio) and commercial business loans totaled $393.0 million (7.2% of the total loan portfolio). To a lesser extent, we also originate home equity loans and lines of credit. We also invest in securities, primarily U.S. Government agency securities, collateralized debt obligations, state, municipal and corporate bonds and U.S. Treasury securities.

We offer a variety of deposit accounts, including certificate of deposit accounts, IRAs, money market accounts, savings accounts, demand deposit accounts and interest-bearing and non-interest-bearing checking accounts.

In addition to our core banking business, since 2022, we have engaged in mortgage banking operations through a division of TruNorth Bank known as TruNorth Mortgage. TruNorth Mortgage originates one- to four-family residential real estate loans, a portion of which are sold into the secondary market. TruNorth Mortgage utilizes available funds from TruNorth Bank to fund such loans. TruNorth Mortgage originated $458.1 million in mortgage loans during the year ended June 30, 2026, $151.6 million of which were sold, which generated fees of $1.8 million. At June 30, 2026, TruNorth Mortgage was servicing $525.0 million of one- to four-family residential real estate loans that had been sold to third parties. Such loan servicing fees totaled $887,000 for the year ended June 30, 2026. TruNorth Mortgage originated $108.4 million of home equity loans and home equity lines of credit during the year ended June 30, 2026, all of which were retained.

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our results of operations also are affected by our provision for credit losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of customer service fees, income on bank-owned life insurance and gain on the sale of loans. Non-interest expense consists primarily of expenses related to salary and employee benefits, occupancy and equipment, data processing, advertising costs, professional fees, director fees, the amortization of core deposit intangible assets, and other general and administrative expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

Anticipated Increase in Non-Interest Expense

The mergers of our three banking subsidiaries into a single banking institution have eliminated redundancies and reduced our non-interest expense from the amounts in historical periods as shown in our financial statements for the year ended June 30, 2026. However, these savings are expected to be more than offset by increases in our non-interest expense following the completion of the conversion and stock offering as a result of the increased costs associated with operating as a public company and the increased compensation expenses associated with the purchase of shares of common stock by the ESOP and the possible implementation of a stock-based benefit plan, if approved by our stockholders, no earlier than six months after the completion of the conversion and stock offering. See “Risk Factors – Risks Related to the Business of Newco and TruNorth Bank – Risks Related to the Stock Offering – Our stock-based benefit plans will increase our expenses and reduce our net income;” and “Newco Management – Benefits to be Considered Following Completion of the Conversion and Stock Offering.”

Critical Accounting Policies and Use of Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared to conform with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be our critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The Jumpstart Our Business Startups Act of 2012 contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our consolidated financial statements may not be comparable to companies that comply with such new or revised accounting standards.

We consider the following accounting policies to be our critical accounting policies:

Allowance for Credit Losses. The allowance for credit losses (“ACL”) is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectability of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Management evaluates the appropriateness of the ACL on loans quarterly. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change from period to period.

Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. A reversion methodology is applied beyond the reasonable and supportable forecasts. Qualitative adjustments are then considered for differences in current loan-specific risk characteristics, such as: trends in delinquencies, non-accrual loans and classified assets; changes in loan volumes, portfolio mix and credit concentrations; changes in underwriting standards and lending policies; the experience and depth of lending personnel; local, regional and national economic conditions; and other relevant factors, that may include, but are not limited to, results of internal loan reviews and examinations by bank regulatory agencies. The ACL on loans represents our estimated risk of loss within its loan portfolio as of the reporting date. To appropriately measure expected credit losses, management disaggregates the loan portfolio into pools of similar risk characteristics.

Management may also adjust its assumptions to account for differences between expected and actual losses from period-to-period. The variability of management’s assumptions could alter the ACL on loans materially and impact future results of operations and financial condition. The loss estimation models and methods used to determine the ACL are continually refined and enhanced.

The ACL is a critical accounting estimate because it requires significant judgment regarding expected credit losses over the contractual lives of loans, adjusted for expected prepayments. We estimate expected credit losses using a probability of default and loss given default (“PD/LGD”) methodology that considers borrower-specific risk characteristics, loan attributes, historical loss experience, current conditions, reasonable and supportable economic forecasts, and qualitative factors. The estimate is subject to uncertainty because changes in borrower performance, credit quality, collateral values, portfolio composition, loss experience and economic conditions could materially affect the amount of expected credit losses. During fiscal 2026, we switched from a methodology incorporating vintage-based loss-rate concepts to the PD/LGD framework. This change was applied prospectively as a change in estimate and did not have a material effect on the ACL or results of operations.

At June 30, 2026, the ACL on loans was $49.9 million, compared with $40.7 million at June 30, 2025, an increase of $9.2 million, or 22.6%. The increase was primarily influenced by net charge-offs, an increase in individually evaluated loans requiring specific reserves, and management's assessment of credit trends within the commercial real estate portfolio.

For sensitivity purposes, management evaluated a hypothetical 10% relative increase and decrease in the portfolio-specific modeled loss factors applied to collectively evaluated loans as of June 30, 2026. Holding loan balances, individually evaluated loan reserves, remaining accretable credit marks and all other assumptions constant, a 10% increase in those factors would have increased the ACL by approximately $5.2 million to $55.1 million, while a 10% decrease would have reduced the ACL by approximately $5.2 million to $44.7 million. Absent offsetting changes, the hypothetical changes in the ACL would result in corresponding changes to credit loss expense and income before income taxes. This sensitivity analysis is hypothetical and is not intended to predict future credit losses.

Off-Balance Sheet Credit Exposures. In the ordinary course of business, we enter into commitments to extend credit, including commercial letters of credit, standby letters of credit and unadvanced portions of construction and home equity lines of credit. Such financial instruments are recorded as loans when they are funded. We estimate expected credit losses over the contractual period in which we are exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by us. The ACL on off-balance sheet credit exposures is adjusted through credit loss expense. To appropriately measure expected credit losses, management disaggregates the off-balance sheet credit exposures into similar risk characteristics, identical to those determined for the loan portfolio. An estimated funding rate is then applied to the qualifying unfunded loan commitments and letters of credit using historical information or industry benchmarks provided by a reputable and independent source, to estimate the expected funded amount for each loan segment as of the reporting date. Once the expected funded amount for each loan segment is determined, the loss rate, which is the calculated expected loan loss as a percent of the amortized cost basis for each loan segment, is applied to calculate the ACL on off-balance sheet credit exposures as of the reporting date.

Securities Valuation and Allowance for Credit Loss. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and recorded at amortized cost. We did not have any held-to-maturity securities at June 30, 2026. Debt securities not classified as held-to-maturity are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss), net of tax. For available-for-sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. For available-for-sale debt securities that do not meet the aforementioned criteria, we evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income.

Changes in the ACL are recorded as credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts. Management may exercise discretion to make adjustments based on various qualitative factors.

Income Taxes. We use the asset and liability (or balance sheet) method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments may require us to make projections of future taxable income and/or to carryback to taxable income in prior years. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of net assets acquired in business combinations. Goodwill is not amortized but is reviewed for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. We perform our annual goodwill impairment assessment as of June 30. In evaluating goodwill for impairment, management may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If management concludes that this threshold is not met, a quantitative impairment test is not required.

At June 30, 2026, goodwill totaled $95.7 million and is expected to increase by an additional $33.9 million as a result of the Merger. Management completed its annual impairment assessment at the consolidated reporting unit level and considered relevant qualitative factors, including overall financial performance, credit quality, capital and liquidity, economic and market conditions, interest rates, integration activities and other entity-specific events. Based on this assessment, management concluded that it was not more likely than not that the fair value of the consolidated reporting unit exceeded its carrying amount. Accordingly, no quantitative impairment test was required, and no goodwill impairment charge was recorded for the year ended June 30, 2026.

Comparison of Financial Condition at June 30, 2026 and June 30, 2025

Total Assets. Total assets increased $355.6 million, or 5.4%, to $6.94 billion at June 30, 2026 from $6.59 billion at June 30, 2025 due to increases in cash and due from banks, debt securities, loans, deferred tax assets and bank-owned life insurance. The increase was primarily due to the acquisition of CFSB Bancorp, Inc. and its wholly owned subsidiary Colonial Federal Savings Bank in October 2025 (the “Colonial Acquisition”), which added $353.4 million in total assets, including $166.2 million in loans and $137.3 million of investments, as of the acquisition date.

Cash and Due from Banks. Cash and due from banks increased $94.0 million, or 34.0%, to $370.3 million at June 30, 2026 from $276.3 million at June 30, 2025. The increase was due to deposit growth exceeding loan growth, the purchase of securities and the maturity of FHLB advances.

Debt Securities. During the 2026 fiscal year, Hometown Financial transferred all its securities previously classified as held-to-maturity to available-for-sale. At the time of transfer, the securities had an amortized cost of $51.5 million, a fair value of $50.2 million and a net unrealized loss of $1.3 million, which was recorded in accumulated other comprehensive loss on the consolidated balance sheets.

Total debt securities, including securities classified as available-for-sale and held-to-maturity (which was zero at June 30, 2026), increased $135.0 million, or 22.5%, to $733.7 million at June 30, 2026 from $598.7 million at June 30, 2025. The increase in securities was due to the $137.3 million of securities acquired in the Colonial Acquisition, which were primarily comprised of U.S. Government agency securities and state, municipal and corporate bonds.

Federal Home Loan Bank Stock. We held Federal Home Loan Bank stock of $10.1 million and $11.6 million at June 30, 2026 and June 30, 2025, respectively. The amount of stock we are required to purchase is based on the amount of our Federal Home Loan Bank borrowings and our total assets. The decrease in the Federal Home Loan Bank stock during the year ended June 30, 2026 was due to decreased borrowings.

Federal Reserve Bank Stock. We held Federal Reserve Bank stock of $25.8 million and $23.9 million at June 30, 2026 and June 30, 2025, respectively. The amount of stock we are required to purchase is based on our capital and surplus. The increase in the Federal Reserve Bank stock during the year ended June 30, 2026 was due to increased capital.

Loans, net. Loans, net, increased $94.2 million, or 1.8%, to $5.32 billion at June 30, 2026, from $5.23 billion at June 30, 2025, primarily due to $166.2 million of loans acquired in the Colonial Acquisition, consisting primarily of one- to four-family residential loans and home equity loans and lines of credit. One- to four-family residential mortgage loans increased $193.9 million, or 10.5%, home equity loans and lines of credit increased $20.2 million, or 7.5%, and commercial real estate loans increased $8.9 million, or 0.5%. These increases were partially offset by decreases of $44.3 million, or 15.3%, in construction loans, $69.8 million, or 10.1%, in multifamily real estate loans, and $11.4 million, or 2.8%, in commercial business loans. Loans held-for-sale was $16.8 million and $11.0 million at June 30, 2026 and June 30, 2025, respectively, which consisted solely of mortgage-related loans.

Loan portfolio and credit quality trends during fiscal 2026 reflected both the impact of the Colonial Acquisition and changes in overall credit conditions within the portfolio. Non-accrual loans increased to $77.3 million at June 30, 2026 from $54.5 million at June 30, 2025, with the increase primarily concentrated in commercial real estate loans. The allowance for credit losses on loans increased to $49.9 million at June 30, 2026 from $40.7 million at June 30, 2025, reflecting charge-off activity, changes in credit quality, portfolio composition, and management’s estimate of expected credit losses. During fiscal 2026, we also transferred a $5.5 million commercial real estate loan to foreclosed assets. Management continues to monitor its credit exposures in light of current economic conditions, collateral values, borrower performance, and market interest rates.

Bank-owned Life Insurance. We invest in bank-owned life insurance to help offset the costs of our employee benefit plan obligations. Bank-owned life insurance also generally provides non-interest income that is non-taxable. Bank-owned life insurance increased $9.2 million, or 6.7%, to $146.4 million at June 30, 2026 from $137.2 million at June 30, 2025. The increase was primarily due to bank-owned life insurance acquired in the Colonial Acquisition.

Deposits. Deposits increased $305.5 million, or 5.5%, to $5.81 billion at June 30, 2026 from $5.51 billion at June 30, 2025. Core deposits (which we define as all deposits, other than certificates of deposit) increased $229.0 million, or 6.6%, to $3.68 billion at June 30, 2026 from $3.45 billion at June 30, 2025. The increase was primarily a result of a $96.0 million, or 11.0%, increase in money market accounts to $971.6 million at June 30, 2026 from $875.6 million at June 30, 2025, a $59.2 million, or 6.8%, increase in interest-bearing checking accounts to $926.1 million at June 30, 2026 from $866.9 million at June 30, 2025, a $26.7 million, or 2.7%, increase in non interest-bearing checking accounts to $1.01 billion at June 30, 2026 from $989.1 million at June 30, 2025, a $1.4 million, or 12.0%, increase in mortgagor's escrow accounts to $13.2 million at June 30, 2026 from $11.8 million at June 30, 2025, and a $45.6 million, or 6.5%, increase in savings accounts to $750.5 million at June 30, 2026 from $705.0 million at June 30, 2025. Certificates of deposit increased $76.6 million, or 3.7%, to $2.13 billion at June 30, 2026 from $2.06 billion at June 30, 2025.

The deposit growth was primarily due to the $278.5 million of deposits assumed from the Colonial Acquisition, a majority of which were certificates of deposit. Excluding the deposits assumed in the Colonial Acquisition, deposits increased $27.0 million, reflecting growth in core transaction and savings accounts driven by customer relationship growth and continued efforts to attract and retain lower-cost core deposits.

Federal Home Loan Bank Advances. Advances decreased $31.8 million, or 16.8%, to $157.4 million at June 30, 2026 from $189.2 million at June 30, 2025. Growth in deposits during the year allowed us to reduce reliance on higher-cost advances as they matured, while continuing to fund loan growth and securities purchases.

Other Liabilities. Other liabilities increased $14.5 million, or 22.9%, to $77.6 million at June 30, 2026 from $63.1 million at June 30, 2025. The increase was primarily attributable to higher supplemental retirement and other post-retirement benefit obligations, including an $8.2 million increase in supplemental retirement plan liabilities and a $610,000 increase in split-dollar and other post-retirement benefit liabilities, as well as other accrued liabilities and obligations associated with the Colonial Acquisition and normal business operations.

Total Equity. Total equity increased $66.6 million, or 9.7%, to $755.3 million at June 30, 2026 from $688.7 million at June 30, 2025, due to net income of $43.4 million for the year ended June 30, 2026 and the $22.5 million related to the fair value of the business acquired in the Colonial Acquisition.

Average Balance and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are month-end average balances. Non-accrual loans are included in average balances only. Average yields include the effect of deferred fees, discounts, and premiums that are amortized or accreted to interest income or interest expense. Deferred loan fees are immaterial. Loan balances exclude loans held for sale.

	For the Year Ended June 30,
	2026			2025
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Cash and due from banks	$342,557	$10,146	2.96%	$237,826	$7,669	3.22%
Debt securities	686,853	30,734	4.47	582,512	26,759	4.59
Equity and restricted stock	43,411	2,721	6.27	43,117	2,844	6.60
Loans	5,327,446	305,654	5.74	5,005,803	274,051	5.47
Total interest-earning assets	6,400,267	349,255	5.45%	5,869,258	311,323	5.30%
Non-interest-earning assets	399,421			483,081
Total assets	$6,799,688			$6,352,339

Interest-bearing liabilities:
Mortgagors' escrow accounts	$9,241	6	0.06%	$8,192	6	0.07%
Regular and other saving accounts	734,291	491	0.07	660,892	443	0.07
NOW accounts	884,565	3,496	0.40	829,991	3,235	0.39
Money market accounts	908,359	17,880	1.97	805,045	16,855	2.09
Term certificate accounts	2,143,551	77,039	3.59	1,999,917	82,055	4.10
Total interest-bearing deposits	4,680,007	98,912	2.11	4,304,037	102,594	2.38
FHLB advances	174,204	7,448	4.28	235,514	10,618	4.51
Other borrowings	143,335	13,316	9.29	140,950	13,173	9.35
Total interest-bearing liabilities	4,997,546	119,676	2.39%	4,680,501	126,385	2.70%
Non-interest-bearing demand deposits	1,005,391			872,316
Other non-interest-bearing liabilities	66,114			54,931
Total liabilities	6,069,051			5,607,748
Total equity	730,637			744,591
Total liabilities and equity	$6,799,688			$6,352,339
Net interest income		$229,579			$184,938
Net interest rate spread (1)			3.06%			2.60%
Net interest-earning assets (2)	$1,402,721			$1,188,757
Net interest margin (3)			3.59%			3.15%
Average interest-earning assets to interest-bearing liabilities			128.07%			125.40%

(1)Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2)Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(3)Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Year Ended June 30, 2026 vs. 2025
	Increase (Decrease) Due to:		Total Increase
	Volume	Rate	(Decrease)
		(In thousands)
Interest-earning assets:
Cash and due from banks	$2,576	$(99)	$2,477
Debt securities	5,653	(1,678)	3,975
Equity and restricted stock	(7)	(116)	(123)
Loans	5,725	25,878	31,603
Total interest-earning assets	$13,947	$23,985	$37,932

Interest-bearing liabilities:
Mortgagors' escrow accounts	1	(1)	—
Regular and other saving accounts	30	18	48
NOW accounts	224	37	261
Money market accounts	1,767	(742)	1,025
Term certificate accounts	2,764	(7,780)	(5,016)
Total interest-bearing deposits	4,786	(8,468)	(3,682)
FHLB advances	(1,503)	(1,667)	(3,170)
Other borrowings	77	66	143
Total interest-bearing liabilities	$3,360	$(10,069)	$(6,709)

Change in net interest income	$10,587	$34,054	$44,641

Comparison of Operating Results for the Years Ended June 30, 2026 and June 30, 2025

Net Income. Net income was $43.4 million for the year ended June 30, 2026, compared to net income of $47.9 million for the year ended June 30, 2025, a decrease of $4.5 million, or 9.4%. The decrease was primarily due to a $27.6 million increase in non-interest expense and a $27.4 million increase in total credit loss expense, offset by a $44.6 million increase in net interest income, a $3.0 million increase in non-interest income and a $2.9 million decrease in income tax expense.

The Colonial Acquisition affected several components of our consolidated results of operations for the year ended June 30, 2026. It also increased core deposit intangible assets, amortization of core deposit intangible assets, occupancy and equipment expense, salary and employee benefit expense, and other integration-related costs. Because the Colonial Acquisition was completed on October 31, 2025, our results of operations for fiscal 2026 include the acquired operations only from the acquisition date through June 30, 2026. Accordingly, comparisons between fiscal 2026 and fiscal 2025 are affected by the timing and impact of the acquisition.

Interest and Dividend Income. Interest and dividend income increased $37.9 million, or 12.2%, to $349.3 million for the year ended June 30, 2026, from $311.3 million for the year ended June 30, 2025, primarily due to a $31.6 million increase in interest on loans, a $3.9 million increase in the interest on debt securities and a $2.5 million increase in interest on cash and cash equivalents. The increase in interest on loans primarily resulted from an increase in the weighted average yield on loans to 5.74% for the year ended June 30, 2026 from 5.47% for the year ended June 30, 2025, reflecting higher yields on new and repricing loans, partially offset by the impact of the lower market interest rate environment year-over-year. The increase in interest on loans was also due to an increase of $321.6 million in the average balance of loans to $5.33 billion for the year ended June 30, 2026 from $5.01 billion for the year ended June 30, 2025. The interest on loans included $17.3 million and $13.8 million of income from prior acquisition loan credit marks that have been accreted into income during fiscal 2026 and 2025, respectively. The increase in interest on debt securities resulted from an increase of $104.3 million in the average balance of debt securities to $686.9 million for the year ended June 30, 2026 from $582.5 million for the year ended June 30, 2025, offset by a decrease in the weighted average yield on debt securities to 4.47% for the year ended June 30, 2026 from 4.59% for the year ended June 30, 2025, reflecting lower yields on securities purchased and repriced during the year. The increase in interest on cash and cash equivalents resulted from an increase of $104.7 million in the average balance of cash and cash equivalents to $342.6 million for the year ended June 30, 2026 from $237.8 million for the year ended June 30, 2025, offset by a decrease in the weighted average yield on cash and cash equivalents to 2.96% for the year ended June 30, 2026 from 3.22% for the year ended June 30, 2025, reflecting the lower yields on overnight and short-term liquidity balances.

Average interest-earning assets increased $531.0 million, to $6.40 billion for the year ended June 30, 2026, from $5.87 billion for the year ended June 30, 2025. The yield on interest-earning assets increased to 5.45% for the year ended June 30, 2026, from 5.30% for the year ended June 30, 2025.

Interest Expense. Total interest expense decreased $6.7 million, or 5.3%, to $119.7 million for the year ended June 30, 2026, from $126.4 million for the year ended June 30, 2025. Interest expense on deposit accounts decreased $3.7 million, or 3.6%, to $98.9 million for the year ended June 30, 2026 from $102.6 million for the year ended June 30, 2025, due to a decrease in the weighted average rate on interest-bearing deposits to 2.11% for the year ended June 30, 2026 from 2.38% for the year ended June 30, 2025, primarily due to the repricing and runoff of higher-rate certificates of deposits, offset by an increase in the average balance of interest-bearing deposits of $376.0 million, or 8.7%, to $4.68 billion for the year ended June 30, 2026, from $4.30 billion for the year ended June 30, 2025. Interest expense on Federal Home Loan Bank advances decreased $3.2 million, or 29.9%, to $7.4 million for the year ended June 30, 2026 from $10.6 million for the year ended June 30, 2025, due to a decrease in the average balance of Federal Home Loan Bank advances of $61.3 million, or 26.0%, to $174.2 million for the year ended June 30, 2026, from $235.5 million for the year ended June 30, 2025 and a decrease in the weighted average rate on Federal Home Loan Bank advances to 4.28% for the year ended June 30, 2026 from 4.51% for the year ended June 30, 2025, primarily due to lower cost of new borrowings and the maturity of high-rate advances.

Average interest-bearing liabilities increased $317.0 million, or 6.8%, to $5.00 billion for the year ended June 30, 2026, from $4.68 billion for the year ended June 30, 2025. The cost of interest-bearing liabilities decreased to 2.39% for the year ended June 30, 2026, from 2.70% for the year ended June 30, 2025.

Net Interest Income. Net interest income increased $44.6 million, or 24.1%, to $229.6 million for the year ended June 30, 2026, from $184.9 million for the year ended June 30, 2025, primarily due to a $531.0 million increase in the average balance of interest-earning assets during the year ended June 30, 2026, a 16 basis point increase in the yield on interest-earning assets and a 31 basis point decrease in the cost of interest-bearing liabilities. The net interest rate spread increased to 3.06% for the year ended June 30, 2026, from 2.60% for the year ended June 30, 2025, while net interest margin increased to 3.59% for the year ended June 30, 2026, from 3.15% for the year ended June 30, 2025.

Provision for Credit Losses. Based on management’s analysis of the adequacy of the allowance for credit losses, a provision for credit losses on loans of $39.3 million was recorded for the year ended June 30, 2026, compared with $10.7 million for the year ended June 30, 2025. The $28.6 million increase primarily reflected higher charge-offs and deterioration in the commercial real estate portfolio. Charge-offs increased $21.2 million, largely due to $21.7 million of charge-offs on three commercial real estate loans with a total fair value before the charge-off aggregating $31.5 million. Non-accrual loans increased $22.8 million to $77.3 million, driven by a $23.4 million increase in non-accrual commercial real estate loans due to the addition of 12 loans totaling $49.3 million, partially offset by charge-offs and principal paydowns on existing non-accrual commercial real estate loans. During fiscal 2026, we also transferred a commercial real estate loan secured by an office building in East Providence, Rhode Island, to foreclosed assets, which had a carrying value of $5.5 million. Based on management’s analysis of the adequacy of the allowance for off-balance-sheet credit exposures, a provision of $407,000 was recorded for the year ended June 30, 2026, compared with $1.6 million for the year ended June 30, 2025.

During fiscal 2026, we refined our allowance methodology by switching to a probability of default and loss given default framework. The methodology change was applied prospectively as a change in estimate and did not have a material impact on the allowance for credit losses or results of operations for the year ended June 30, 2026.

Non-interest Income. Non-interest income increased $3.0 million, or 10.2%, to $32.0 million for the year ended June 30, 2026, from $29.1 million for the year ended June 30, 2025. The increase in non-interest income was primarily due to an increase of $2.2 million in customer service fees primarily due to additional deposit accounts and transaction activity associated with the Colonial Acquisition and continued growth in customer account activity. Bank-owned life insurance income increased $1.8 million, primarily due to a $1.4 million gain from a death benefit payout, with the remaining increase attributable to additional policies acquired in the Colonial Acquisition and normal increases in cash surrender value. The increases were partially offset by a $1.0 million net realized loss on available-for-sale securities and the absence in fiscal year 2026 of the $988,000 bargain purchase gain recognized in fiscal 2025.

Non-interest Expense. Non-interest expense increased $27.6 million, or 20.2%, to $164.4 million for the year ended June 30, 2026, from $136.8 million for the year ended June 30, 2025. Salary and employee benefit expenses increased $10.2 million, or 13.3%, because of the additional headcount associated with the Colonial Acquisition and annual merit increases in salaries and associated benefits. Occupancy and equipment costs increased $4.8 million, or 28.8%, because of the additional branch offices acquired in the Colonial Acquisition and normal increases in the costs of maintaining property and equipment. Other general and administrative expenses increased $6.6 million, or 47.8%, to $20.4 million for the year ended June 30, 2026, from $13.8 million for the year ended June 30, 2025, primarily due to (1) $2.5 million of non-recurring costs associated with the merger of the three subsidiary banks and (2) a $2.0 million contribution to the North Shore Bank Charitable Foundation. The increase in non-interest expense also reflected higher digital banking costs, advertising expense, amortization of core deposit intangible assets, merger-related expenses, costs associated with the Colonial Acquisition and subsidiary bank mergers, and ongoing business growth.

Income Tax Expense. Income tax expense decreased $2.9 million, or 17.3%, to $14.1 million for the year ended June 30, 2026, from $17.0 million for the year ended June 30, 2025. The decrease was primarily due to lower pre-tax income in 2026. The effective tax rate was 24.5% and 26.2% for the years ended June 30, 2026 and 2025, respectively.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in market interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our Asset Liability Committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk according to the policy and guidelines approved by our board of directors. The Asset Liability Committee meets at least quarterly, is comprised of certain senior management, and reports to the full board of directors on at least a quarterly basis. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of directors.

We seek to manage our interest rate risk to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

•
maintaining capital levels that exceed the thresholds for well-capitalized status under applicable regulations;
•
maintaining a prudent level of liquidity;
•
growing our volume of low-cost core deposit accounts;
•
using our investment securities portfolio as part of our balance sheet asset and liability and interest rate risk management strategy to reduce the impact of market interest rate movements on net interest income and economic value of equity;
•
using wholesale funding, primarily in the form of Federal Home Loan Bank advances, in a prudent manner;
•
continuing to diversify our loan portfolio by seeking to grow commercial-related loans, which typically have shorter maturities; and
•
continuing to sell long term, fixed-rate one- to four-family residential mortgage loans in the secondary market while retaining adjustable-rate one- to four-family residential mortgage loans in our loan portfolio.

We believe these strategies help manage the sensitivity of our earnings and capital to changes in market interest rates. Shortening the average term of our interest-earning assets by increasing our investments in shorter-term assets, as well as originating loans with variable interest rates, helps to match the maturities and interest rates of our assets and liabilities better, thereby reducing the exposure of our net interest income to changes in market interest rates.

Change in Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings.

The following table sets forth, as of June 30, 2026, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines adopted by TruNorth Bank’s board of directors.

Change in Interest Rates	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)

+200 basis points	$242,023	0.23%
+100 basis points	241,669	0.08
—	241,472	—
-100 basis points	241,689	0.09
-200 basis points	241,560	0.04

The table above indicates that at June 30, 2026, we would have experienced a 0.23% increase in net interest income in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 0.04% increase in net interest income in the event of an instantaneous 200 basis point decrease in market interest rates.

Economic Value of Equity. We also compute amounts by which the net present value of our assets and liabilities (economic value of equity or “EVE”) would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases instantaneously by 100, 200, 300 and 400 basis point increments or decreases instantaneously by 100 or 200 basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The following table sets forth, as of June 30, 2026, the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve. The changes indicated in the following table are within policy guidelines adopted by TruNorth Bank’s board of directors.

		Estimated Increase (Decrease) in EVE		EVE as a Percentage of Fair Value of Assets (2)
				EVE Ratio (3)	Increase (Decrease)
Change in Interest Rates (1)	Estimated EVE	Amount	Percent
		(Dollars in thousands)

+200 basis points	$1,628,519	$(44,357)	(2.65)%	25.35%	0.53%
+100 basis points	1,654,916	(17,961)	(1.07)	25.15	0.33
—	1,672,876	—	—	24.82	—
-100 basis points	1,673,042	166	0.01	24.24	(0.59)
-200 basis points	1,669,467	(3,410)	(0.20)	23.57	(1.26)

The table above indicates that at June 30, 2026, we would have experienced a 2.65% decrease in EVE in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 0.20% decrease in EVE in the event of an instantaneous 200 basis point decrease in market interest rates.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The net interest income and net economic value tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates, and actual results may differ.

Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, mortgage servicing rights, deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, proceeds from loan sales and proceeds from maturities of securities. In addition, we have available credit facilities with the Federal Home Loan Bank of Boston, correspondent banks, and the Federal Reserve Bank of Boston. At June 30, 2026, we had the ability to borrow $1.99 billion from the Federal Home Loan Bank of Boston, of which $157.4 million was outstanding. At June 30, 2026, we also had a $51.5 million line of credit with the Federal Reserve Bank of Boston, including available borrowing capacity through the discount window and borrower-in-custody program, with no borrowings outstanding. At June 30, 2026, we had $55.0 million of available lines of credit with correspondent banks, including the $5.0 million U.S. Bank federal funds line, with no borrowings outstanding under any of them. For additional information, see note 11 of the notes to consolidated financial statements.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan sales and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments. The levels of these assets depend on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. For additional information, see the consolidated statements of cash flows for the years ended June 30, 2026 and 2025 included as part of the consolidated financial statements appearing elsewhere in this prospectus.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position daily. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained. The net proceeds from the stock offering will significantly increase our liquidity.

At June 30, 2026, prior to the subsequent merger of the subsidiary banks, each of Hometown Financial, bankESB, bankHometown and TruNorth Bank exceeded all of its regulatory capital requirements and each of bankESB, bankHometown and TruNorth Bank was categorized as well-capitalized at that date. Management is not aware of any conditions or events since the most recent notification of well-capitalized status that would change this categorization. For additional information, including tabular financial information regarding the capital levels of each of bankESB, bankHometown and TruNorth Bank as of June 30, 2026, relative to the requirements for well-capitalized status, see note 18 to the notes to the consolidated financial statements. The net proceeds from the stock offering will significantly increase capital resources.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. We anticipate that we will have sufficient funds available to meet our current lending commitments. For additional information, see note 15 to notes to the consolidated financial statements.

Contractual Obligations. In the ordinary course of business, we enter into certain contractual obligations, including operating leases for premises and equipment, among others. For additional information, see note 7 to the notes to the consolidated financial statements.

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements on our consolidated financial condition and results of operations, see note 1 to the notes to the consolidated financial statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this prospectus have been prepared according to U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

LEGAL MATTERS

The validity of the shares of Newco common stock to be issued in the Merger will be passed upon by Luse Gorman, PC, Washington, D.C. Certain tax matters will be passed upon by Luse Gorman, PC and Gallagher, Callahan & Gartrell, P.C., Concord, New Hampshire.

EXPERTS

The consolidated financial statements of Hometown MHC and its subsidiaries as of and for the year ended June 30, 2026, included in this proxy statement/prospectus have been audited by Wolf & Company, P.C., independent registered public accounting firm, as stated in their report appearing herein (or therein), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Primary Bank as of and for the year ended December 31, 2025, included in this proxy statement/prospectus have been audited by Wolf & Company, P.C., independent registered public accounting firm, as stated in their report appearing herein (or therein), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SUBMISSION OF BUSINESS PROPOSALS AND SHAREHOLDER NOMINATIONS

Newco

If the MHC Conversion is completed as expected, Newco will hold its first annual meeting of stockholders as a public company in 2027. Under Newco’s bylaws, any shareholder desiring to make a nomination for the election of directors or a proposal for new business at an annual meeting of stockholders must submit written notice to Newco at least 90 days before and not earlier than 100 days before the anniversary of the previous year’s annual meeting of stockholders. However, if less than 90 days’ prior public disclosure of the date of the meeting is given to stockholders and the date of the annual meeting is advanced by more than 30 days from the anniversary date of the preceding year’s annual meeting then stockholders must submit written notice no later than 10 days following the day on which public disclosure of the date of the meeting is first made in a press release, in a document filed with the SEC or on a website maintained by Newco or TruNorth Bank.

Primary Bank

Primary Bank does not intend to hold a 2027 annual meeting of stockholders (the “Primary Bank 2027 Annual Meeting”). If Primary Bank holds the 2027 Primary Bank Annual Meeting, for a shareholder to properly bring business before the meeting or to nominate a director, the shareholder must provide notice or submit a candidate in writing to the Secretary of Primary Bank not less than 120 days nor more than 180 days before the anniversary date of the proxy materials for the preceding year’s annual meeting of stockholders.

WHERE YOU CAN FIND MORE INFORMATION

Newco has filed with the SEC a registration statement under the Securities Act of 1933, as amended. This proxy statement/prospectus is a part of that registration statement. This document does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. You should refer to the full registration statement, including its exhibits and schedules, for further information with respect to Newco and the securities offered herein.

After the Merger is completed, Newco will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file annual reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information filed by Newco at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

The SEC maintains an Internet site that contains reports, proxy statements, and other information regarding registrants that file electronically with the SEC. The address of that site is www.sec.gov.

Primary Bank shareholders may also obtain free copies of documents filed with the SEC by contacting: Primary Bank, 207 Route 101, Bedford, New Hampshire 03110, Attention: Corporate Secretary, telephone: 603-310-7200.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

HOMETOWN FINANCIAL GROUP, MHC

HOMETOWN FINANCIAL GROUP, INC. (a Massachusetts corporation),

HOMETOWN FINANCIAL GROUP, INC. (a Maryland corporation),

bankESB

and

PRIMARY BANK

Dated as of July 6, 2026

Exhibit A – Form of Primary Bank Voting and Lock-Up Agreement

INDEX OF DEFINED TERMS

Page

Acquisition Proposal	A-66
Affiliate	A-77
Agreement	A-1
Appraisal Demand	A-12
Articles of Merger	A-2
Audited Financial Statements	A-17
bankESB	A-1
BHC Act	A-13
BOLI	A-34
Borrower	A-33
Brean Capital	A-19
Business day	A-77
Cash Consideration	A-4
Cash Conversion Number	A-4
Cash Election	A-5
Cash Election Shares	A-5
Certificate	A-7
Chosen Courts	A-77
Closing	A-2
Closing Date	A-2
Code	A-1
Confidentiality Agreement	A-58
Continuing Employee	A-60
Conversion	A-1
Conversion Offering	A-69
Conversion Prospectus	A-69
DIF	A-12
Dissenting Shares	A-11
DOL	A-22
Effective Time	A-2
Election	A-7
Election Deadline	A-8
Enforceability Exceptions	A-16
Environmental Laws	A-29
ERISA	A-31
Exchange Act	A-32
Exchange Agent	A-8
Exchange Ratio	A-5
FDIC	A-12
Federal Reserve Board	A-16
Financial Statements	A-17
Form of Election	A-7
GAAP	A-13
Governmental Entity	A-16
Hometown Benefit Plans	A-43
Hometown Disclosure Schedule	A-36
Hometown ERISA Affiliate	A-43
Hometown Financial	A-1
Hometown Financial Common Stock	A-37
Hometown Leased Real Property	A-47
Hometown MHC	A-1
Hometown Owned Properties	A-47
Hometown Parties	A-1
Hometown PTO Policy	A-62
Hometown Real Estate Leases	A-47

Hometown Regulatory Agencies	A-40
Hometown Regulatory Agreement	A-45
Hometown Reports	A-40
Hometown Subsidiaries	A-37
Hometown Systems	A-48
Intellectual Property	A-31
IRS	A-22
Knowledge	A-77
Laws	A-25
Liens	A-9
Litigation	A-64
Loan Participation	A-33
Loans	A-33
MA DOB	A-16
Mailing Date	A-7
Massachusetts Secretary	A-2
Material Adverse Effect	A-13
Materially Burdensome Regulatory Condition	A-57
Merger	A-1
Merger Consideration	A-5
MGL	A-2
Multiemployer Plan	A-23
Multiple Employer Plan	A-23
NASDAQ	A-16
Newco	A-1
Newco Common Stock	A-3
New Plans	A-61
NH Department	A-16
NHRSA	A-2
Non-Election Shares	A-5
PBGC	A-22
Permitted Encumbrances	A-30
Person	A-77
Personal Data	A-31
Plan of Conversion	A-1
Premium Cap	A-63
Primary	A-1
Primary 401(k) Plan	A-62
Primary Articles	A-13
Primary Benefit Plans	A-21
Primary Board Recommendation	A-59
Primary Common Stock	A-14
Primary Contract	A-27
Primary Disclosure Schedules	A-12
Primary Equity Plans	A-11
Primary ERISA Affiliate	A-21
Primary Indemnified Parties	A-63
Primary Leased Real Property	A-30
Primary Meeting	A-58
Primary Owned Properties	A-29
Primary PTO Policies	A-62
Primary Qualified Plans	A-22
Primary Real Estate Leases	A-30
Primary Regulatory Agencies	A-17
Primary Regulatory Agreement	A-28
Primary Reports	A-17
Primary Stock Option	A-11
Primary Subsidiary	A-13
Primary Systems	A-31

Primary Voting Agreements	A-2
Proxy Statement	A-16
PTO	A-62
Recommendation Change	A-59
Registration Statement	A-16
Representatives	A-65
Requisite Primary Vote	A-15
Requisite Regulatory Approvals	A-56
Restrictive Covenant	A-24
SEC	A-16
Securities Act	A-56
Security Breach	A-32
SRO	A-16
Stock Consideration	A-4
Stock Election	A-4
Stock Election Shares	A-4
Subsidiary	A-13
Subsidiary Bank Mergers	A-1
Superior Proposal	A-66
Surviving Entity	A-1
Surviving Entity 401(k) Plan	A-62
Takeover Statutes	A-32
Tax	A-21
Taxes	A-21
Tax Return	A-21
Termination Date	A-73
Termination Fee	A-74

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 6, 2026 (this “Agreement”), by and among Hometown Financial Group, MHC, a Massachusetts mutual holding company and the parent company of Hometown Financial (“Hometown MHC”), Hometown Financial Group, Inc., a Massachusetts corporation (“Hometown Financial”), Hometown Financial Group, Inc., a Maryland corporation (“Newco”), bankESB, a Massachusetts savings bank (“bankESB” and collectively with Hometown MHC, Hometown Financial and Newco, the “Hometown Parties”), and Primary Bank, a New Hampshire bank (“Primary”).

W I T N E S S E T H:

WHEREAS, the Board of Trustees of Hometown MHC and the Boards of Directors of Hometown Financial, Newco, bankESB and Primary have determined that it is in the best interests of their respective companies and their constituencies and shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which Primary will, subject to the terms and conditions set forth herein, merge with and into bankESB (the “Merger”), so that bankESB is the surviving entity in the Merger (the “Surviving Entity”);

WHEREAS, in furtherance thereof, the respective Boards of Trustees and Directors of Hometown MHC, Hometown Financial, Newco, bankESB and Primary have approved this Agreement and the transactions contemplated hereby and, in the case of Primary, have directed that this Agreement be submitted to a vote of its shareholders for approval and have recommended that its shareholders approve this Agreement;

WHEREAS, bankESB has entered into agreements and plans of merger, pursuant to which TruNorth Bank, a Massachusetts cooperative bank and wholly owned subsidiary of Hometown Financial, and bankHometown, a Massachusetts savings bank and wholly owned subsidiary of Hometown Financial, will each merge with and into bankESB, with bankESB as the surviving entity, which will operate under the name “TruNorth Bank” (the “Subsidiary Bank Mergers”, which will occur after the date of this Agreement but before the Closing Date, and, thus, for purposes of this Agreement, references to bankESB refer to bankESB in its current form as of the date of this Agreement, but the combined and renamed TruNorth Bank as of the Closing Date);

WHEREAS, in connection with the transactions described in this Agreement, it is intended that Hometown MHC, will convert from the mutual form of organization to the capital stock form of organization (the “Conversion”), and that in connection with such Conversion, (i) bankESB (as renamed TruNorth Bank), will become a wholly owned subsidiary of Newco and (ii) Newco will conduct a subscription offering of its common stock, and if necessary a community and/or firm commitment underwritten offering, all pursuant to a Plan of Conversion, subject to regulatory approval (the “Plan of Conversion”);

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for the Hometown Parties to enter into this Agreement, all of the directors and executive officers of Primary have entered into separate Voting Agreements with Hometown Financial, substantially in the form attached hereto as Exhibit A (collectively, the “Primary Voting Agreements”) in connection with the Merger; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Massachusetts General Laws (as amended from time to time, the “MGL”), and the New Hampshire Revised Statutes Annotated (as amended from time to time, the “NHRSA”) at the Effective Time, Primary shall merge with and into bankESB. bankESB shall be the surviving entity in the Merger and shall continue its corporate existence under the laws of the Commonwealth of Massachusetts. Upon consummation of the Merger, the separate corporate existence of Primary shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., Eastern time, following the date in which the conditions set forth in Article VII hereof have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) on the date of the closing of the Conversion, immediately following the closing of the Conversion, unless another date, time or place is agreed to in writing by the Hometown Parties and Primary. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

1.3 Effective Time. The Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) to be filed with the Secretary of the Commonwealth of the Commonwealth of Massachusetts (the “Massachusetts Secretary”) and articles of merger to be filed with the Department of State of the State of New Hampshire. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Articles of Merger.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MGL, the NHRSA and this Agreement.

1.5 The Conversion. As of the date hereof, the Boards of Trustees of Hometown MHC and the Boards of Directors of Hometown Financial and bankESB have taken affirmative actions to implement the Conversion. In connection therewith, contemporaneously with the adoption of this Agreement, the Board of Trustees of the MHC will adopt the Plan of Conversion to convert into the capital stock form of organization. Section 1.5 of the Hometown Disclosure Schedule contains a copy of the Plan of Conversion to be adopted by Hometown MHC. Such Plan remains subject to review by the Hometown Regulatory Agencies and subject to approval by the corporators of Hometown MHC. Newco has been organized and incorporated to: (i) succeed to the rights and obligations of Hometown MHC and Hometown Financial; (ii) become the parent of bankESB upon the closing of the Conversion; and (iii) to offer for sale shares of common stock, based on the appraised pro forma market value of the Newco Common Stock issued in the Conversion, and any updates, as determined by the Independent Appraiser (as defined in the Plan of Conversion). Section 1.5 of the Hometown Disclosure Schedule lists the directors and officers of Newco. The shares of common stock of Newco, par value $0.01 per share (the “Newco Common Stock”) to be issued in connection with the Merger shall be authorized but unissued shares of Newco Common Stock, which shares shall be authorized and issued immediately following completion of the Conversion.

1.5 bankESB Common Stock. At and after the Effective Time, each share of bankESB Common Stock issued and outstanding immediately before the Effective Time shall remain an issued and outstanding share of bankESB Common Stock and shall not be affected by the Merger.

1.6 Articles of Organization of Surviving Entity. At the Effective Time, the articles of organization of bankESB in effect immediately before the Effective Time shall be the articles of organization of bankESB until thereafter amended in accordance with applicable law.

1.7 Bylaws of Surviving Entity. At the Effective Time, the bylaws of bankESB in effect immediately before the Effective Time shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.

1.8 Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.9 Alternative Structure. The Hometown Parties may, at any time before the Effective Time, change the method of effecting the combination of Primary (including the provisions of this Article I) if and to the extent they deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (a) alter or change the Merger Consideration; (b) adversely affect the tax treatment of Primary’s shareholders pursuant to this Agreement; (c) adversely affect the tax treatment of the Hometown Parties or Primary pursuant to this Agreement; (d) result in the Newco Common Stock not being registered with the SEC pursuant to the Exchange Act or having its stock listed on national securities exchange; or (e) reasonably likely to materially impede or delay consummation of the transactions contemplated by this Agreement. If the Hometown Parties make such a change, Primary agrees to execute an appropriate amendment to this Agreement to reflect such change.

1.10 Additional Actions. If, at any time after the Effective Time, the Hometown Parties shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, or record or otherwise, in the Hometown Parties its right, title or interest in, to or under any of the rights, properties or assets of Primary, or (ii) otherwise carry out the purposes of this Agreement, Primary and its officers and directors shall be deemed to have granted to the Hometown Parties an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Hometown Parties its right, title or interest in, to or under any of the rights, properties or assets of Primary or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of the Hometown Parties are authorized in the name of Primary or otherwise to take any and all such action.

1.11 Absence of Control. It is the intent of the parties to this Agreement that the Hometown Parties by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, Primary and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of Primary.

ARTICLE II

EXCHANGE OF SHARES

2.1 Merger Consideration.

(a) Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

(i) Each share of Newco Common Stock that is issued and outstanding immediately before the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

(ii) All shares of Primary Common Stock issued and outstanding immediately before the Effective Time (other than Dissenting Shares and shares of Primary Common Stock to be cancelled pursuant to Section 2.1(b)) shall become and be converted into the right to receive, without interest, at the election of the holder thereof and in accordance with the procedures set forth in Sections 2.4 and subject to Section 2.2 and Section 2.5, the following:

A. for each share of Primary Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 2.4 (a “Cash Election”), subject to adjustment, the right to receive in cash from Newco, without interest, an amount equal to $33.00 (the “Cash Consideration”) (collectively, “Cash Election Shares”); or

B. for each share of Primary Common Stock with respect to which an election to receive Newco Common Stock has been effectively made and not revoked or lost, pursuant to Section 2.4 (a “Stock Election”), subject to adjustment, the right to receive from Newco the number of shares of Newco Common Stock equal to the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”); or

C. for each share of Primary Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 2.4 (collectively, “Non-Election Shares”), the right to receive from Newco the Stock Consideration or the Cash Consideration will be determined in accordance with Section 2.2.

For purposes of this Agreement: (x) “Exchange Ratio” means 3.1 shares of Newco Common Stock (which represents a price of $31.00 divided by the $10.00, which Newco hereby represents is the price at which shares are being sold in the Conversion Offerings; however, if the price at which shares are being sold in the Conversion Offerings is changed from $10.00 per share, the Exchange Ratio will be proportionately and appropriately adjusted to provide the holders of Primary Common Stock the same economic benefit) and (y) the Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b) At the Effective Time, all shares of Primary Common Stock that are owned directly or indirectly by Hometown Financial or Primary, including any shares of Primary Common Stock held by Hometown Financial or any of its Subsidiaries or by Primary in respect of a debt previously contracted, other than shares that are held by Hometown Financial or Primary, if any, in a fiduciary capacity, shall be canceled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.

(c) Holders of 50% of the outstanding shares of Primary Common Stock will be paid with Newco Common Stock and holders of 50% of the outstanding shares of Primary Common Stock will be paid in cash. In the event that elections made by Primary shareholders pursuant to the foregoing clauses of this Section 2.1 would result in less or more than 50% of the holders of the outstanding shares of Primary Common Stock being paid with Newco Common Stock or would result in more or less than 50% of the holders of the outstanding shares of Primary Common Stock being paid in cash, pro rata adjustments will be made in accordance with Section 2.2 to result in payment of 50% of the holders of the outstanding shares of Primary Common Stock in Newco Common Stock and 50% of the holders of the outstanding shares of Primary Common Stock in cash.

(d) If either of the tax opinions referred to in Sections 7.2(c) and 7.3(c) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then Hometown Financial shall reduce the Cash Consideration and increase the Stock Consideration to the minimum extent necessary to enable the relevant tax opinions to be rendered.

2.2 Proration.

(a) Notwithstanding any other provision contained in this Agreement, the number of shares of Primary Common Stock to be converted into Cash Consideration (the “Cash Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of shares of Primary Common Stock issued and outstanding as of the Effective Time (excluding Dissenting Shares and shares of Primary Common Stock to be canceled as provided in Section 2.1(b)) by (y) 0.5.

(b) Within five (5) Business Days after the Effective Time, Newco shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Primary Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the number of Cash Election Shares is greater than the Cash Conversion Number, then:

A. all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration; and

B. the Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration with respect to that number of Cash Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Cash Election Shares exceed (2) the Cash Conversion Number and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(ii) If the number of Cash Election Shares is less than the Cash Conversion Number, then:

A. all Cash Election Shares shall be converted into the right to receive the Cash Consideration;

B. the Stock Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration with respect to that number of Stock Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Cash Conversion Number exceeds (2) the Cash Election Shares and the denominator of which is the sum of (I) the total number of Stock Election Shares plus (II) the total number of Non-Election Shares, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration; and

C. the Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration in respect of that number of Non-Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Cash Conversion Number exceeds (2) the Cash Election Shares and the denominator of which is the sum of (I) the total number of Stock Election Shares plus (II) the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration.

(iii) If the number of Cash Election Shares is equal to the Cash Conversion Number, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration.

2.3 Rights as Shareholders; Stock Transfers. All shares of Primary Common Stock, when converted as provided in Section 2.1(a)(ii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing such shares of Primary Common Stock (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Primary Common Stock) (other than Certificates with respect to Dissenting Shares) shall thereafter represent only the right to receive for each such share of Primary Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Newco Common Stock in accordance with Section 2.4(l). At the Effective Time, holders of the Primary Common Stock shall cease to be, and shall have no rights as, shareholders of Primary other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Newco Common Stock as provided under this Article II. After the Effective Time, there shall be no transfers on the stock transfer books of Primary of shares of Primary Common Stock. If, after the Effective Time, Certificates representing Primary Common Stock (other than Certificates with respect to Dissenting Shares) are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, cash in lieu of fractional shares and dividends or distributions as provided in this Article II.

2.4 Election and Exchange Procedures.

(a) Each holder of Primary Common Stock may specify in a request made in accordance with the provisions of this Section 2.4 (herein called an “Election”) (x) the number of shares of Primary Common Stock owned by such holder with respect to which such holder of Primary Common Stock desires to make a Stock Election and (y) the number of shares of Primary Common Stock owned by such holder of Primary Common Stock with respect to which such holder of Primary Common Stock desires to make a Cash Election.

(b) Hometown Financial shall prepare a form reasonably acceptable to Primary (the “Form of Election”), which shall be mailed to Primary’s shareholders of record so as to permit Primary shareholders to exercise their right to make an Election before the Election Deadline.

(c) The Form of Election shall be mailed to each holder of Primary Common Stock not less than thirty (30) calendar days before the anticipated Effective Time or on such date as Primary and Hometown Financial shall mutually agree (the “Mailing Date”).

(d) Any Election shall have been made properly only if the Person authorized to receive Elections and to act as Exchange Agent under this Agreement, which Person shall be designated by Newco and reasonably acceptable to Primary (the “Exchange Agent”), pursuant to an agreement entered into before Closing shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date that is the twenty-fifth (25th) calendar day following the Mailing Date (the “Election Deadline”), a Form of Election properly completed and signed accompanied by the Certificates representing Primary Common Stock as to which such Form of Election is being made or by an appropriate guarantee of delivery of such Certificates, as set forth in the Form of Election.

(e) Any Primary shareholder may, at any time before the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent before the Election Deadline accompanied by a properly completed and signed revised Form of Election. If Newco, after consultation with the Exchange Agent, shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Primary Common Stock, such Election shall be deemed to be not in effect, and the shares of Primary Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f) All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Newco or Primary that this Agreement has been terminated in accordance with Article VII.

(g) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a Certificate surrendered pursuant to Section 2.4(i) is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, as applicable, in the sole discretion of the Exchange Agent, and the Person requesting such payment shall inform the Exchange Agent, pursuant to an agreement entered into before Closing, whether any transfer or other similar Taxes are required as a result of such payment to a Person other than the registered holder of such Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the

Merger Consideration (including cash in lieu of fractional shares of Newco Common Stock) otherwise payable pursuant to this Agreement to the designated Person other than the registered holder such amounts as the Exchange Agent determines is necessary based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the twelve-month anniversary of the Effective Time, Newco) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of Newco Common Stock) otherwise payable pursuant to this Agreement to any holder of Primary Common Stock such amounts as the Exchange Agent or Newco, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are withheld by the Exchange Agent or Newco, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Primary Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Newco, as the case may be.

(h) At least one (1) business day before the Effective Time, Newco shall, for the benefit of the holders of Primary Common Stock pursuant to this Article II (i) provide evidence to the Exchange Agent of a number of authorized shares sufficient to pay the aggregate Stock Consideration required pursuant to this Article II, and (ii) deposit, or shall cause to be deposited, with the Exchange Agent an aggregate amount of cash sufficient to pay the Cash Consideration and the estimated amount of cash to be paid in lieu of fractional shares of Newco Common Stock, each to be given to the holders of Primary Common Stock in exchange for Certificates pursuant to this Article II. Until the twelve (12) month anniversary of the Effective Time, Newco shall make available on a timely basis or cause to be made available to the Exchange Agent the following: (i) certificates, or at Newco’s option, evidence of shares in book-entry form, representing the shares of Newco Common Stock, sufficient to pay the aggregate Stock Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the Cash Consideration and the estimated amount of cash to be paid in lieu of fractional shares of Newco Common Stock, each to be given to the holders of Primary Common Stock in exchange for Certificates pursuant to this Article II. Upon such twelve (12) month anniversary, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to Newco. Any holder of Certificates who has not theretofore exchanged his or her Certificates or for the Merger Consideration pursuant to this Article II who has not theretofore submitted a letter of transmittal, if required, shall thereafter be entitled to look exclusively to Newco, and only as a general creditor thereof, for the Merger Consideration, as applicable, to which he or she may be entitled upon exchange of such Certificates pursuant to this Article II. If outstanding Certificates are not surrendered, or the payment for the Certificates is not claimed before the date on which such payment would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Newco (and to the extent not in its possession shall be delivered to it), free and clear of all liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), of any Person previously entitled to such property. Neither the Exchange Agent nor any of the parties hereto shall be liable to any holder of Primary Common Stock represented by any Certificate for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Newco and the Exchange Agent shall be entitled to rely upon the stock transfer books of Primary to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.

(i) Promptly after the Effective Time, but in no event later than five (5) business days thereafter, Newco shall cause the Exchange Agent to mail or deliver to each Person who did not surrender, or who improperly surrendered, such shareholder’s Certificates (other than Certificates with respect to Dissenting Shares) to the Exchange Agent and who was, immediately before the Effective Time, a holder of record of Primary Common Stock a notice advising such holders of the effectiveness of the Merger, including a form of letter of transmittal in a form reasonably satisfactory to Newco and Primary containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration, which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon with respect to shares evidenced by Certificates, proper delivery of such Certificates to the Exchange Agent, proper delivery of the Certificates and the transmittal materials, duly, completely and validly executed in accordance with the instructions thereto. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall promptly be provided in exchange therefor, but in no event later than five (5) Business Days after due surrender, (x) a certificate, or at the election of Newco, a statement reflecting shares issued in book-entry form, representing the number of whole shares of Newco Common Stock that such holder is entitled pursuant to this Article II, and (y) a check in the amount equal to the sum of (A) the cash portion of the Merger Consideration that such holder has the right to receive in respect of such Certificate surrendered pursuant to this Article II, (B) any cash in lieu of fractional shares pursuant to Section 2.4(l) and (C) any dividends or other distributions that such holder is entitled pursuant to Section 2.4(k), and the Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Certificates.

(j) In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Newco or the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or Newco with respect to such Certificate(s), Newco shall cause the Exchange Agent to issue the Merger Consideration deliverable, and any cash, unpaid dividends or other distributions that would be payable or deliverable, in respect of the shares of Primary Common Stock represented by such lost, stolen or destroyed Certificates.

(k) No dividends or other distributions with respect to Newco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Newco Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (l) below, and all such dividends, other distributions and cash in lieu of fractional shares of Newco Common Stock shall be paid by Newco to the Exchange Agent, in each case until the surrender of such Certificate in accordance with subsection (i). Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate, there shall be paid to the holder of the whole shares of Newco Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Newco Common Stock and the amount of any cash payable in lieu of a fractional share of Newco Common Stock to which such holder is entitled pursuant to subsection (l), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but before such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Newco Common Stock. Newco shall make available to the Exchange Agent cash for these purposes, if necessary.

(l) Notwithstanding any other provision hereof, no fractional shares of Newco Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; no dividend or distribution by Newco shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a stockholder of Newco. In lieu of any such fractional shares, Newco shall pay to each holder of a fractional share of Newco Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the Cash Consideration, rounded to the nearest whole cent. Notwithstanding any other provision contained in this Agreement, funds utilized to acquire fractional shares as aforesaid shall be furnished by Newco on a timely basis and shall in no event be derived from or diminish the Cash Consideration available for distribution as part of the Merger Consideration.

2.5 Anti-Dilution Provisions. In the event Primary changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Primary Common Stock issued and outstanding before the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the Primary Common Stock and the record date therefor shall be before the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted.

2.6 Reservation of Shares. Effective upon the date of this Agreement, Newco shall reserve for issuance a sufficient number of shares of the Newco Common Stock for the purpose of issuing shares of Newco Common Stock to Primary shareholders in accordance with this Article II.

2.7 Stock Options.

(a) Effective as of the Effective Time, each option granted by Primary to purchase shares of Primary Common Stock under the Primary Bank 2015 Stock Incentive Plan and the Primary Bank 2020 Stock Incentive Plan (the “Primary Equity Plans”), whether vested or unvested, that is outstanding and unexercised immediately before the Effective Time (a “Primary Stock Option”), shall be cancelled and automatically converted into the right to receive a cash payment from Primary equal to (i) the number of shares of Primary Common Stock subject to such Primary Stock Option at the Effective Time, multiplied by (ii) the amount by which $33.00 exceeds the per share exercise price of such Primary Stock Option, less applicable taxes and withholdings and without interest. For the avoidance of doubt, Newco shall not assume any Primary Stock Options.

(b) Prior to the Effective Time Primary shall take all actions that may be necessary or required (under any Primary Equity Plan, any applicable law, the applicable award agreements or otherwise) (i) to effectuate the provisions of this Section 2.7, (ii) to terminate the Primary Equity Plans as of the Effective Time without any further obligation or liability and (iii) to ensure that, from and after the Effective Time, holders of Primary Stock Options shall have no rights with respect to thereto other than those rights specifically provided in Section 2.7(a).

2.8 Dissenters’ Rights.

(a) Notwithstanding any provision of this Agreement to the contrary, other than as provided in this Section 2.8, any shares of Primary Common Stock that are issued and outstanding immediately before the Effective Time and are held by a holder who (i) has duly and validly demanded appraisal of such shares in connection with the Merger in accordance with New

Hampshire law and (ii) as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (through failure to perfect or otherwise) (such shares, “Dissenting Shares”) shall not be converted into or represent the right to receive any portion of the Merger Consideration to be paid pursuant to Section 2.1 but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under New Hampshire law. From and after the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the Surviving Entity.

(b) Notwithstanding the provisions of Section 2.8(a), if any holder of Primary Common Stock who has duly and validly demanded appraisal of such shares in connection with the Merger in accordance with New Hampshire law effectively withdraws or loses such appraisal rights (through failure to perfect or otherwise), then such shares shall no longer be Dissenting Shares and, as of the later of the Effective Time and the occurrence of such withdrawal or loss, such shares shall automatically be converted into the right to receive, without interest, the additional consideration to be paid pursuant to Section 2.1 hereto with respect to such shares pursuant to and in accordance with this Agreement.

(c) Primary shall give Newco prompt written notice of the receipt of any written notice of any demand for appraisal for any Primary Common Stock, withdrawals of such demands or any intent to demand or withdraw the foregoing, and any other instruments served pursuant to New Hampshire law and received by Primary that relate to any such demand for appraisal (each, an “Appraisal Demand”), and Newco shall have the right to participate in all negotiations and proceedings with respect to any Appraisal Demand or any threatened Appraisal Demand, including those that take place before the Effective Time. Primary shall not voluntarily make any payment with respect to, or settle or offer to settle, any Appraisal Demand before the Effective Time without the prior written approval of Newco.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PRIMARY

Except as disclosed in the disclosure schedule delivered by Primary to the Hometown Parties concurrently herewith (the “Primary Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Primary Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Primary that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify any other section of this Article III specifically referenced or cross-referenced, Primary hereby represents and warrants to the Hometown Parties as follows:

3.1 Corporate Organization.

(a) Primary is a bank chartered under the laws of the State of New Hampshire and is duly organized, validly existing and in good standing under the laws of the State of New Hampshire. The deposits of Primary are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Primary has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Primary is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Primary. As used in this Agreement, “Material Adverse Effect” means, with respect to the Hometown Parties, Primary or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including a federal government shutdown or the outbreak of war or acts of terrorism) or in economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates and the imposition of tariffs and any retaliatory responses) affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health events, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers, vendors or employees) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of Primary’s common stock or the failure of a party, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred) or (G) the expenses incurred by Primary or the Hometown Parties in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate, or (ii) the ability of such party to timely consummate the transactions contemplated hereby, including the Conversion. As used in this Agreement, “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in Section 2(d) of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). True and complete copies of the Primary Articles of Agreement (the “Primary Articles”) and the Primary Bylaws, as in effect as of the date of this Agreement, have previously been made available by Primary to the Hometown Parties.

(b) Each Subsidiary of Primary (a “Primary Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Primary, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Primary to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. Other than Primary and those Subsidiaries set forth in Section 3.1(b) of the Primary Disclosure Schedule, there are no Primary Subsidiaries. True and complete copies of the organizational documents of each Primary Subsidiary as in effect as of the date of this Agreement have previously been made available by Primary to the Hometown Parties. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Primary other than the Primary Subsidiaries.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Primary consists of 10,000,000 shares of common stock, $0.01 par value per share (the “Primary Common Stock”). As of July 1, 2026, there are (i) 4,879,698 shares of Primary Common Stock issued and outstanding (ii) no shares of Primary Common Stock held in treasury, (iii) 378,806 shares of Primary Common Stock reserved for issuance upon the exercise of the outstanding Primary Stock Options and (iv) no other shares of capital stock or other equity securities of Primary issued, reserved for issuance or outstanding, other than the 443,437 shares of Primary Common Stock reserved by Primary’s transfer agent, Computershare, with respect to Primary Common Stock authorized for issuance under Primary’s 2020 Equity Incentive Plan for which no awards have been granted as of the date of this Agreement. All of the issued and outstanding shares of Primary Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Primary does not have any preferred stock authorized under the Primary Articles. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Primary may vote. Except as set forth on Section 3.2 of the Primary Disclosure Schedule, no trust preferred or subordinated debt securities of Primary are issued or outstanding. Other than Primary Stock Options issued before the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Primary, or contracts, commitments, understandings or arrangements by which Primary may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Primary, or that otherwise obligate Primary to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Except as set forth and described on Section 3.2(a) of the Primary Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Primary is a party or is bound with respect to the voting or transfer of Primary Common Stock or other equity interests of Primary, other than the Primary Voting Agreements. Section 3.2(a) of the Primary Disclosure Schedule sets forth the number, date and price of shares of Primary Common Stock purchased by Primary from any Primary shareholder during the past two years pursuant to any shareholder agreement or otherwise (other than in connection with shares of equity compensation withheld to pay applicable taxes). Section 3.2 of the Primary Disclosure Schedule sets forth a true, correct and complete list of all Primary Stock Options issued and outstanding under each Primary Equity Plan specifying, on a holder-by-holder basis, the (A) name of each holder, (B)

number of shares subject to each such Primary Stock Option, (C) grant date of each such Primary Stock Option, (D) vesting schedule for each such Primary Stock Option, (E) exercise price for each such Primary Stock Option, and (F) expiration date for each such Primary Stock Option. Other than the Primary Stock Options, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Primary or any of its Subsidiaries) are outstanding. The Primary Equity Plans and the Primary 2019 Director Stock Compensation Plan are the only plans pursuant to which equity awards may be or have been issued or granted to employees, officers or directors of Primary or its affiliates. No equity awards other than Primary Stock Options have been granted or issued under the Primary Equity Plans or the Primary 2019 Director Stock Compensation Plan.

(b) Primary owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Primary Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Primary Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) Primary has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) have been duly and validly approved by the Board of Directors of Primary. The Board of Directors of Primary has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair and in the best interests of Primary and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) has directed that this Agreement and the transactions contemplated hereby be submitted to Primary’s shareholders for approval at a duly called and convened meeting of such shareholders, (iv) has recommended that the shareholders of Primary approve this Agreement and the transactions contemplated hereby, and (v) has approved resolutions to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of all of the votes entitled to be cast at the Primary Meeting by the holders of shares entitled to vote thereon (the “Requisite Primary Vote”), no other corporate proceedings on the part of Primary are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Primary and (assuming due authorization, execution and delivery by the Hometown Parties) constitutes a valid and binding obligation of Primary, enforceable against Primary in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by Primary nor the consummation by Primary of the transactions contemplated hereby (including the Merger), nor compliance by Primary with any of the terms or provisions hereof, will (i) violate any provision of the Primary Articles or the Primary Bylaws, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Primary or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Primary or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Primary or any of its Subsidiaries is a party, or by which it or any of its properties or assets may be bound, except, in the case of clauses (x) and (y) above, for such violations, conflicts, breaches or defaults that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Primary.

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices with the Nasdaq Stock Market LLC (“NASDAQ”) and the approval of the listing of such Newco Common Stock on the NASDAQ, (b) the filing of any required applications, filings and notices with respect to the Merger, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Bank Merger Act (12 USC 1828(c)) and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices with respect to the Merger, as applicable, with the Massachusetts Division of Banks (the “MA DOB”) and the New Hampshire Banking Department (the “NH Department”) and approval of such applications, filings and notices, (d) the filing with the Securities and Exchange Commission

(the “SEC”) of a proxy statement in definitive form relating to the meeting of Primary’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-1 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Newco in connection with the transactions contemplated by the Conversion and this Agreement (the “Registration Statement”) and the declaration of effectiveness of the Registration Statement, (e) the filing of the Articles of Merger with the Massachusetts Secretary and articles of merger to be filed with the Department of State of the State of New Hampshire as required by applicable law, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Newco Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (an “SRO”) (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Primary of this Agreement or (ii) the consummation by Primary of the Merger and the other transactions contemplated hereby. As of the date hereof, Primary is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger on a timely basis.

3.5 Reports. Primary and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments (the “Primary Reports”) required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) any state regulatory authority, (ii) the NH Department, (iii) the FDIC and (iv) any foreign regulatory authority ((i) – (iv), are collectively referred to as the “Primary Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Primary Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Primary. As of their respective dates, such reports, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Primary. Subject to Section 9.14 and except as set forth on Section 3.5 of the Primary Disclosure Schedule (i) other than normal examinations conducted by a Primary Regulatory Agency in the ordinary course of business of Primary and its Subsidiaries, no Primary Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Primary, investigation into the business or operations of Primary or any of its Subsidiaries since January 1, 2023, (ii) there is no unresolved violation, criticism, or exception by any Primary Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Primary or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Primary Regulatory Agency with respect to the business, operations, policies or procedures of Primary or any of its Subsidiaries since January 1, 2023, in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Primary.

3.6 Financial Statements.

(a) The (A) audited consolidated balance sheets as of December 31, 2023, December 31, 2024 and December 31, 2025 and the related audited consolidated statements of operations, changes in stockholders’ equity and cash flows for the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025 of Primary and its Subsidiaries (the “Audited Financial Statements”) and (B) unaudited interim consolidated balance sheet as of March 31, 2026 and the related unaudited interim consolidated statements of operations, changes in stockholders’ equity and cash flows for the three months ended March 31, 2026 of Primary and its Subsidiaries (including, in each case, the notes, if any, thereto) (the financial statements described in clauses (A) and (B) collectively, the “Financial Statements”) have been made available to the Hometown Parties and (i) have been prepared from, and are in accordance with, the books and records of Primary, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Primary and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Primary and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2023, no independent public accounting firm of Primary has resigned (or informed Primary that it intends to resign) or been dismissed as independent public accountants of Primary as a result of, or in connection with, any disagreements with Primary on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Primary Bank included in the consolidated reports of condition and income (call reports) of Primary Bank complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Neither Primary nor any of its Subsidiaries has any material liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Primary for the fiscal year ended December 31, 2023, December 31, 2024 or December 31, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Primary and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Primary or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Primary. Primary (i) has implemented and maintains disclosure controls and procedures sufficient to (A) provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP, and (B) ensure that material information relating to Primary, including its Subsidiaries is made known to the chief executive officer and the chief financial officer of Primary by others within those entities, and (ii) has disclosed, based on its most recent evaluation before the date hereof, to Primary’s independent registered public accounting firm and the audit committee of Primary’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that would reasonably be expected to adversely affect Primary’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Primary, any fraud, whether or not material, that involves management or other employees who have a significant role in Primary’s internal controls over financial reporting. These disclosures were made in writing by management to Primary’s independent registered public accounting firm and audit committee.

(d) Since January 1, 2023, (i) neither Primary nor any of its Subsidiaries, nor, to the knowledge of Primary, any director, officer, auditor, accountant or representative of Primary or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Primary or any of its Subsidiaries or its internal accounting controls, including any material complaint, allegation, assertion or claim that Primary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Primary or any of its Subsidiaries, whether or not employed by Primary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Primary or any of its officers, directors, employees or agents to the Board of Directors of Primary or any committee thereof or, to the knowledge of Primary, to any director or officer of Primary.

3.7 Broker’s Fees. With the exception of the engagement of Brean Capital, LLC (“Brean Capital”), neither Primary nor any Primary Subsidiary nor any of its respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. Primary has disclosed to the Hometown Parties as of the date hereof the aggregate fees provided for in connection with the engagement by Primary of Brean Capital related to the Merger and the other transactions contemplated hereby and has made available to the Hometown Parties the engagement agreement between Primary and Brean Capital.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2025, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Primary.

(b) Except as set forth on Section 3.8(b) of the Primary Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2025, Primary and its Subsidiaries have carried on its businesses in all material respects in the ordinary course of business.

(c) Except with respect to matters set forth in Section 3.8(c) of the Primary Disclosure Schedule, since December 31, 2025, neither Primary nor its Subsidiaries have taken any action or failed to take any action that would have resulted in a breach of Section 5.2 had such act or omission occurred during the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with its terms.

3.9 Legal Proceedings.

(a) Neither Primary nor any of its Subsidiaries is a party to any, and there are no pending or, to Primary’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Primary or any of its Subsidiaries or any of their current or former directors or executive officers, (i) which if determined adversely to Primary would have a material adverse impact on its financial condition, results of operations or business prospects, or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Primary, any of its Subsidiaries or the assets of Primary or its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates) that would reasonably be expected to be material to Primary and its Subsidiaries, taken as a whole.

3.10 Taxes and Tax Returns.

(a) Each of Primary and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all respects.

(b) All Taxes of Primary and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Primary and its Subsidiaries included (or incorporated by reference) in the Primary Reports (including the related notes, where applicable). Each of Primary and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where Primary or any of its Subsidiaries does not file Tax Returns that Primary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of Primary or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

(e) Neither Primary nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no pending or threatened disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Primary and its Subsidiaries or the assets of Primary and its Subsidiaries, which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither Primary nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law), (ii) installment sale or open transaction made on or before the Closing Date, or (iii) prepaid amount received on or before the Closing Date.

(g) Neither Primary nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Primary or any its Subsidiaries). Neither Primary nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Primary was the common parent) or (ii) have any liability for the Taxes of any person (other than Primary or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h) Neither Primary nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i) Neither Primary nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). Primary is not and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(j) As used in this Agreement, the term “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat and unclaimed property, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(k) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.

(a) Section 3.11(a) of the Primary Disclosure Schedule sets forth a true, correct and complete list of all Primary Benefit Plans. For purposes hereof, “Primary Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all other pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Primary or any Subsidiary or any trade or business of Primary or any of its Subsidiaries, whether or not incorporated, all of which together with Primary would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Primary ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Primary or any Primary ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Primary or any Primary ERISA Affiliate.

(b) Primary has made available to the Hometown Parties true, correct and complete copies of the following documents with respect to each of Primary Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Primary Benefit Plan, (iii) where any Primary Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years and summary annual reports, with schedules, (v) the most recently received IRS determination letter, if any, relating to any Primary Benefit Plan and (vi) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(c) Each Primary Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all laws, including ERISA and the Code. Neither Primary nor any of its Subsidiaries has made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Primary Benefit Plan, and neither Primary nor any of its Subsidiaries has any knowledge of any fact or occurrence that would qualify for correction under any such program.

(d) Section 3.11(d) of the Primary Disclosure Schedule sets forth a true, correct, and complete list of each Primary Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Primary Qualified Plans”). Each Primary Qualified Plan has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Primary, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Primary Qualified Plan or the exempt status of the related trust. Except as set forth in Section 3.11(d) of the Primary Disclosure Schedule, no trust funding any Primary Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Primary Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance in all material respects with the requirements of Section 409A of the Code. All elections made with respect to compensation deferred under an arrangement subject to Section 409A of the Code have been made in accordance in all material respects with the requirements of Section 409(a)(4) of the Code, to the extent applicable. Neither Primary nor any of its Subsidiaries (i) has taken any action, or has failed to take any action, that has resulted or could reasonably be expected to result in the interest and tax penalties specified in Section 409A(a)(1)(B) of the Code being owed by any participant in a Primary Benefit Plan, or (ii) has not agreed to reimburse or indemnify any participant or beneficiary in a Primary Benefit Plan for any income taxes or the interest or penalties that may be payable as a result of Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future.

(f) With respect to each Primary Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code, (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Primary Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Primary Benefit Plan’s actuary with respect to such Primary Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Primary Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Primary or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Primary Benefit Plan.

(g) None of Primary, its Subsidiaries nor any Primary ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Primary and its Subsidiaries nor any Primary ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Neither Primary nor any of its Subsidiaries has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any Primary Benefit Plan by law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Primary Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Primary.

(j) There are no pending or, to Primary’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Primary’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against Primary Benefit Plans, any fiduciaries thereof with respect to their duties to Primary Benefit Plans or the assets of any of the trusts under any of Primary Benefit Plans that could reasonably be expected to result in any liability of Primary or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Primary Benefit Plan, or any other party.

(k) None of Primary and its Subsidiaries nor any Primary ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Primary Benefit Plans or their related trusts, Primary, any of its Subsidiaries, any Primary ERISA Affiliate or any person that Primary or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as set forth in Section 3.11(l) of the Primary Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Primary or any of its Subsidiaries, or result in any limitation on the right of Primary or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Primary Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 3.11(l) of the Primary Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Primary or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Primary nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Primary or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) Except as set forth in Section 3.11(m) of the Primary Disclosure Schedule, no Primary Benefit Plan provides for the gross-up or reimbursement of Taxes, under Section 409A or 4999 of the Code or otherwise.

(n) There are no pending or, to Primary’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Primary or any of its Subsidiaries, or any strikes or other material labor disputes against Primary or any of its Subsidiaries. Neither Primary nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Primary or any of its Subsidiaries and, to the knowledge of Primary, there are no organizing efforts by any union or other group seeking to represent any employees of Primary and no employees of Primary or any of its Subsidiaries are represented by any labor organization.

(o) To the knowledge of Primary, no current or former employee or independent contractor of Primary or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation (a “Restrictive Covenant”), or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to (i) Primary or any of its Subsidiaries, or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for Primary or any of its Subsidiaries, or (B) the knowledge or use of trade secrets or proprietary information.

(p) Neither Primary nor any of its Subsidiaries is a party to any settlement agreement with a current or former director or officer, employee or independent contractor of Primary or any of its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either a director or officer of Primary or any of its Subsidiaries. To the knowledge of Primary, no allegations of sexual harassment or sexual misconduct have been made against any director or officer of Primary or any of its Subsidiaries.

3.12 Compliance with Applicable Law. Primary holds and each of its Subsidiaries hold, and have at all times since January 1, 2023, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business and ownership of its properties, rights and assets under and pursuant to each (and has paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Primary, and, to the knowledge of Primary, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Primary and each of its Subsidiaries has complied in all material respects with and is not in material default or violation under any applicable federal, state, local or foreign law, statute, order, constitution, treaty, convention, ordinance, code, decree, rule, regulation, judgment, writ, injunction, policy, permit, authorization or common law or agency requirement (“Laws”) of any Governmental Entity relating to Primary or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated or administered by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, or money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and Regulation W, Regulation O, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, Office of Foreign Assets Control regulations, the New Hampshire Depository Bank Act, as amended, and all regulatory requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Primary has a Community Reinvestment Act rating of “satisfactory” or better, and Primary does not anticipate that a current “satisfactory” or better rating will be reduced. Without limitation, none of Primary or any of its Subsidiaries, or to the knowledge of Primary, any director, officer, employee, agent or other person acting on behalf of Primary or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Primary or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Primary, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Primary or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Primary or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Primary or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Primary or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Primary: (i) Primary and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Primary, or any of its Subsidiaries or any of its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of Primary Disclosure Schedule, as of the date hereof, neither Primary nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

(i) with respect to the employment of any directors, officers, or employees that requires the payment of more than $50,000 annually in total cash compensation that is not terminable on sixty (60) or fewer days’ notice by Primary or a Subsidiary without the payment of severance;

(ii) that, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether severance pay or otherwise) becoming due from the Hometown Parties, Primary, the Surviving Entity, or any of their respective Subsidiaries to any officer or employee thereof;

(iii) that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Primary or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business;

(iv) with or to a labor union or guild (including any collective bargaining agreement);

(v) any of the benefits of which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vi) that relates to the incurrence of indebtedness by Primary or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Banks and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $75,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(vii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Primary or its Subsidiaries;

(viii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum (other than any such contracts which are terminable by Primary or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);

(ix) that includes an indemnification obligation of Primary or any of its Subsidiaries with a maximum potential liability in excess of $50,000;

(x) that involves aggregate payments or receipts by or to Primary or any of its Subsidiaries in excess of $50,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by Primary or any Subsidiary of Primary of any material penalty; or

(xi) that would be considered a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act).

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Primary Disclosure Schedule, is referred to herein as a “Primary Contract,” and neither Primary nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Primary Contract by any of the parties thereto.

(b) Primary has made available to the Hometown Parties a true, correct and complete copy of each written Primary Contract and each written amendment to any Primary Contract. Section 3.13(b) of the Primary Disclosure Schedule sets forth a true, correct and complete description of any oral Primary Contract and any oral amendment to any Primary Contract.

(c) Each Primary Contract is valid and binding on Primary or one of its Subsidiaries and is in full force and effect. Each Primary Contract is enforceable in all material respects against Primary or the applicable Subsidiary and, to the knowledge of Primary, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Primary and each of its Subsidiaries has performed in all material respects all obligations required to be performed by it under each Primary Contract. To the knowledge of Primary, each third-party counterparty to each Primary Contract has in all material respects performed all obligations required to be performed by it under such Primary Contract, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Primary or any of its Subsidiaries under any such Primary Contract. Neither Primary nor any of its Subsidiaries has received or delivered any notice of cancellation or termination of any Primary Contract.

3.14 Agreements with Regulatory Agencies. Subject to Section 9.14, neither Primary nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request, recommendation, or suggestion of, any Primary Regulatory Agency or other Governmental Entity that currently restricts or would reasonably be expected to restrict the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Primary Disclosure Schedule, a “Primary Regulatory Agreement”), nor has Primary or any of its Subsidiaries been advised in writing, or to Primary’s knowledge, orally, since January 1, 2023, by any Primary Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Primary Regulatory Agreement, nor does Primary believe that any such Primary Regulatory Agreement is likely to be initiated, ordered or requested. Primary and its Subsidiaries are in compliance in all material respects with each Primary Regulatory Agreement to which it is a party or is subject. Primary and its Subsidiaries have not received any notice from any Governmental Entity indicating that Primary or its Subsidiaries is not in compliance in any material respect with any Primary Regulatory Agreement.

3.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Primary, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Primary, any of its Subsidiaries or for the account of a customer of Primary or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Primary Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Primary or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect, and (b) Primary and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to Primary’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Primary, Primary and its Subsidiaries are in compliance, and has complied since January 1, 2023, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages; (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Primary, any private environmental investigations or remediation activities or investigations by a Governmental Entity of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Primary or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Primary. To the knowledge of Primary, there is no reasonable basis for any such proceeding, claim, action or investigation by a Governmental Entity that would impose any liability or obligation on Primary. Primary is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing.

3.17 Investment Securities and Commodities.

(a) Each of Primary and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Primary Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Primary or its Subsidiaries. Such securities and commodities are valued on the books of Primary in accordance with GAAP in all material respects.

(b) Primary and its businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Primary believes are prudent and reasonable in the context of such businesses, and Primary has, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, Primary has made available to the Hometown Parties the material terms of such policies, practices and procedures.

3.18 Real Property.

(a) Section 3.18(a) of the Primary Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all the real property owned by Primary and its Subsidiaries (collectively, “Primary Owned Properties”). Primary has good and marketable title to all Primary Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2), free and clear of all Liens (except statutory Liens securing payments not yet due or Liens for real property Taxes not yet due and payable), easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”).

(b) Section 3.18(b) of the Primary Disclosure Schedule sets forth as of the date hereof, a true, correct and complete list of all the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which Primary or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by Primary or any of its Subsidiaries on the date hereof (collectively, the “Primary Leased Real Property”), whether in Primary’s or any of and its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “Primary Real Estate Leases”). Primary or its Subsidiaries has valid leasehold interests in the Primary Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. Each Primary Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of Primary, the lessor, and (ii) enforceable against Primary or the applicable Subsidiary and, to the knowledge of Primary, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Primary and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Primary Real Estate Lease, and to the knowledge of Primary, each counterparty to each Primary Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Primary Real Estate Lease, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Primary or any of its Subsidiaries under any Primary Real Estate Lease. Primary has made available to the Hometown Parties a true, correct and complete copy of each written Primary Real Estate Lease and each written amendment or modification to any Primary Real Estate Lease.

(c) Neither Primary nor and of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Primary Owned Property or Primary Leased Real Property. There are no pending or, to the knowledge of Primary, threatened condemnation proceedings against the Primary Owned Property or Primary Leased Real Property. Section 3.18(c) of the Primary Disclosure Schedule lists each Real Estate Lease that will require approval from the landlord as the result of the Merger.

3.19 Intellectual Property; Company Systems.

(a) Section 3.19(a) of the Primary Disclosure Schedule lists any Intellectual Property owned or licensed by Primary in the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Primary, (a) (i) the use of any Intellectual Property by Primary and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Primary or any Primary Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Primary or any of its Subsidiaries that Primary has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Primary, infringing on or otherwise violating, any right of Primary or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Primary or its Subsidiaries, and (c) neither Primary nor any Primary Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Primary or any Primary Subsidiary, and Primary and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Primary and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means: trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b) The computer, information technology and data processing systems, facilities and services used by Primary or any Primary Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Primary Systems”), are reasonably sufficient for the conduct of the respective businesses of Primary and the Primary Subsidiaries as currently conducted, and the Primary Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the businesses of Primary as currently conducted. To Primary’s knowledge, since January 1, 2023, no third party has gained unauthorized access to any Primary Systems owned or controlled by Primary or any of its Subsidiaries. Primary and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect the Primary Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials, and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Primary and its Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Primary and its Subsidiaries.

(c) Primary has (i) complied in all material respects with all of its privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information, and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(d) Primary maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law (“Personal Data”) against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Primary, Primary has not experienced any material Security Breach. To the knowledge of Primary, there are no material data security or other technological vulnerabilities with respect to Primary’s information technology systems or networks.

3.20 Related Party Transactions. Except as set forth in Section 3.20 of the Primary Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of Primary and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of Primary made available to the Hometown Parties, and (z) benefits due under any Primary Benefit Plan), between or among (a) Primary or any of its Subsidiaries, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of Primary or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Securities Exchange Act of 1934, as amended (“the Exchange Act”) 5% or more of the outstanding Primary Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.

3.21 State Takeover Laws. No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions” or similar provision of any state anti-takeover Law (any such laws, “Takeover Statutes”) is applicable to this Agreement, the Primary Voting Agreements, the Merger or any of the other transactions contemplated by this Agreement under the NHRSA or any other Law.

3.22 Reorganization. Primary has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of Primary has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Brean Capital to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration in the Merger is fair from a financial point of view to the holders of Primary Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Primary Information. The information relating to Primary and its Subsidiaries to be contained in the Proxy Statement and the Registration Statement, and the information relating to Primary and its Subsidiaries that is provided by Primary or its Representatives for inclusion in any other document filed with any Primary Regulatory Agency or Hometown Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the Primary Disclosure Schedule, neither Primary nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each, a “Borrower”) in which Primary or any of its Subsidiaries is a creditor that as of March 31, 2026 was, as of March 31, 2026, ninety (90) days or more delinquent in payment of principal or interest or otherwise categorized as “non-accrual,” or (ii) Loans with any director, executive officer or 5% or greater shareholder of Primary or any of its Subsidiaries, or to the knowledge of Primary, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Primary Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Primary and its Subsidiaries that, as of March 31, 2026, were classified by Primary as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Primary or any of its Subsidiaries or that, as of March 31, 2026, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 3.25(b) of the Primary Disclosure Schedule sets forth a true, correct and complete list, as of March 31, 2026, of each Loan of Primary or any of its Subsidiaries that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Each Loan of Primary and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Primary and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d) Each outstanding Loan of Primary or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Primary and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) None of the agreements pursuant to which Primary or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by Primary or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Primary or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Since January 1, 2023, neither Primary nor any of its Subsidiaries has not been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance.

(a) Primary and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Primary reasonably has determined to be prudent and consistent with industry practice, and Primary and its Subsidiaries are in compliance in all material respects with its insurance policies, each of which is listed in Section 3.26(a) of the Primary Disclosure Schedule, and is not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Primary and its Subsidiaries, Primary or the relevant Subsidiary thereof, is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

(b) Section 3.26(b) of the Primary Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Primary Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in Primary Reports in accordance with GAAP.

3.27 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) Primary is not required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) Primary is not a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of Primary is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

3.28 CRA, Anti-Money Laundering, OFAC and Customer Information Security. Primary has received a rating of “Satisfactory” or better in its most recent CRA examination. Primary does not have Knowledge of any facts or circumstances that would cause it: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal bank regulators of lower than “Satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. To the Knowledge of Primary, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Primary to undertake any remedial action. The Board of Directors of Primary has adopted and implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the USA PATRIOT Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the USA PATRIOT Act and the regulations thereunder, and Primary has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Primary in this Article III, neither Primary nor any other person makes any express or implied representation or warranty with respect to Primary or its businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Primary hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Primary nor any other person makes or has made any representation or warranty to the Hometown Parties or any of their affiliates or Representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to Primary, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Primary in this Article III, oral or written information presented to the Hometown Parties or any of its affiliates or representatives in the course of their due diligence investigation of Primary, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Primary acknowledges and agrees that none of the Hometown Parties nor any other person has made or is making any express or implied representation or warranty with respect to the Hometown Parties, their Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE HOMETOWN PARTIES

Except as disclosed in the disclosure schedule delivered by the Hometown Parties to Primary concurrently herewith (the “Hometown Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Hometown Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Hometown Parties that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV specifically referenced or cross-referenced, the Hometown Parties hereby represent and warrant to Primary as follows:

4.1 Corporate Organization.

(a) Hometown Financial is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and is a bank holding company duly registered under the BHC Act.

(b) Newco is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Newco was organized to succeed to the rights and obligations of Hometown MHC and Hometown Financial in connection with the Conversion and, upon completion of the Conversion, Newco will be a bank holding company duly registered under the BHC Act and will own all of the capital stock of bankESB free and clear of any lien or encumbrance.

(c) Hometown MHC is a mutual holding company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and is a bank holding company duly registered under the BHC Act.

(d) Each of the Hometown Parties has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of the Hometown Parties is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Hometown Parties.

(e) True and complete copies of (i) the articles of organization and bylaws of Hometown Financial, (ii) the articles of incorporation and bylaws of Newco and (iii) the articles of organization and bylaws of Hometown MHC, in each case as in effect as of the date of this Agreement, have previously been made available by the Hometown Parties to Primary and are contained in Section 4.1(e) of the Hometown Disclosure Schedule.

(f) bankESB is a direct, wholly owned Subsidiary of Hometown Financial, is duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on bankESB, and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. The deposit accounts of bankESB are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) and the Massachusetts Depositors Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of bankESB, threatened. True, complete and correct copies of the articles of organization and bylaws of bankESB, each as in effect as of the date of this Agreement, have been delivered or made available to Primary and are contained in Section 4.1(f) of the Hometown Disclosure Schedule.

(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Hometown Parties, each direct non-banking Subsidiary of the Hometown Parties (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. No direct non-banking Subsidiary of the Hometown Parties is in material violation of any of the provisions of the articles of organization or bylaws (or comparable organizational documents). For purposes of this Agreement, the term “Hometown Subsidiaries” refers collectively to bankESB and all direct Subsidiaries of Hometown Financial. Section 4.1(g) of the Hometown Disclosure Schedule sets forth a true and complete list of all Hometown Subsidiaries as of the date hereof.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Hometown Financial consists of 275,000 shares of Hometown Financial common stock, no par value per share (the “Hometown Financial Common Stock”). As of the date hereof, there are all shares of Hometown Financial Common Stock outstanding are held by Hometown MHC. As of the date of this Agreement, there are no other shares of capital stock or other equity or voting securities of Hometown Financial issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Hometown Financial Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Hometown Financial does not have any preferred stock authorized under its articles of organization. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Hometown Financial may vote. Except as set forth on Section 4.2(a) of the Hometown Disclosure Schedule, no trust preferred or debt securities of Hometown Financial are issued or outstanding. There are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Hometown Financial, or contracts, commitments, understandings or arrangements by which Hometown Financial may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Hometown Financial, or that otherwise obligate Hometown Financial to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Hometown Financial is a party or is bound with respect to the voting or transfer of Hometown Financial Common Stock or other equity interests of Hometown Financial.

(b) The authorized capital stock of Newco consists of 200,000,000 shares of Newco Common Stock, none of which are outstanding as of the date hereof, and 10,000,000 shares of preferred stock, par value $0.01, none of which are outstanding as of the date hereof.

(c) Hometown Financial owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Hometown Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bankESB, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Hometown Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Each of the Hometown Parties has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby, including the Conversion. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) have been duly and validly approved by the Board of Trustees of Hometown MHC and the Boards of Directors of Hometown Financial and bankESB. Each of the Board of Trustees of Hometown MHC and the Boards of Directors of Hometown Financial and bankESB has determined that the Merger, on the terms and conditions set forth in this Agreement, is in its respective best interests and those of its respective constituencies, has adopted and approved this Agreement and the transactions contemplated hereby and has recommended adoption and approval of this Agreement and the transactions contemplated hereby by the sole stockholder of each of bankESB and Hometown Financial and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by Hometown MHC as Hometown Financial’s sole stockholder, the approval of this Agreement by Hometown Financial as bankESB’s sole stockholder and approval of the Conversion and/or Plan of Conversion by the corporators of Hometown MHC, no other corporate proceedings on the part of the Hometown Parties is necessary to approve this Agreement or to consummate the transactions contemplated hereby, including the Conversion. This Agreement has been duly and validly executed and delivered by the Hometown Parties (assuming due authorization, execution and delivery by Primary) constitutes a valid and binding obligation of the Hometown Parties, enforceable against the Hometown Parties in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Newco Common Stock to be issued in the Merger have been validly authorized, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Newco will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by the Hometown Parties, nor the consummation by the Hometown Parties of the transactions contemplated hereby (including the Merger and the Conversion), nor compliance by the Hometown Parties with any of the terms or provisions hereof, will (i) violate any provision of the articles of organization, articles of incorporation, charter, bylaws or similar organizational documents of any of the Hometown Parties, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Hometown Parties, any of the Hometown Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Hometown Parties or any of the Hometown Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Hometown Parties or any of the Hometown Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except, in the case of clauses (x) and (y) above, for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Hometown Parties.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices with the NASDAQ and the approval of the listing of such Newco Common Stock on the NASDAQ, (b) the filing of any required applications, filings and notices with respect to the Merger, as applicable, with the Federal Reserve Board under the BHC Act and the Bank Merger Act (12 USC 1828(c)) and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices with respect to the Merger, as applicable, with the MA DOB and the NH Department and approval of such applications, filings and notices, (d) the filing with the SEC of the Proxy Statement, and of the Registration Statement and the declaration of effectiveness of the Registration Statement, (e) the filing of the Articles of Merger with the Massachusetts Secretary and articles of merger to be filed with the Department of State of the State of New Hampshire as required by applicable law, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Newco Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by the Hometown Parties of this Agreement and (ii) the consummation by the Hometown Parties of the Merger and the other transactions contemplated hereby, including the Conversion. As of the date hereof, none of the Hometown Parties is aware of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Merger or any transactions contemplated by the Plan of Conversion on a timely basis.

4.5 Reports; Certain Contracts.

(a) Each of the Hometown Parties and each of its Hometown Subsidiaries has timely filed (or furnished) all reports, registrations and statements, together with any amendments (the “Hometown Reports”) required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) any state regulatory authority, (ii) the MA DOB, (iii) the Federal Reserve Board; and (iv) any foreign regulatory authority ((i) – (iv), are collectively referred to as the “Hometown Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Hometown Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Hometown Parties. As of their respective dates, such reports, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Hometown Parties. Subject to Section 9.14, (i) other than normal examinations conducted by a Hometown Regulatory Agency in the ordinary course of business of the Hometown Parties, no Hometown Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Hometown Parties, investigation into the business or operations of the Hometown Parties since January 1, 2023, (ii) there is no unresolved violation, criticism, or exception by any Hometown Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Hometown Parties, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Hometown Regulatory Agency with respect to the business, operations, policies or procedures of the Hometown Parties since January 1, 2023; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Hometown Parties.

4.6 Financial Statements.

(a) The (A) audited consolidated balance sheet as of June 30, 2023, June 30, 2024 and June 30, 2025 and the related audited consolidated statements of income and cash flows for the fiscal years ended June 30, 2023, June 30, 2024 and June 30, 2025 of Hometown MHC and (B) unaudited interim consolidated balance sheet as of March 31, 2026 and the related unaudited interim consolidated statements of net income and comprehensive net income and cash flows for the three months ended March 31, 2026 of Hometown MHC (including, in each case, the notes, if any, thereto) have been made available to Hometown MHC and (i) have been prepared from, and are in accordance with, the books and records of Hometown MHC and its Subsidiaries, (ii) fairly present in all material respects the consolidated net income and comprehensive net income, cash flows, changes in equity and consolidated financial position of Hometown MHC for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Hometown MHC and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2023, no independent public accounting firm of Hometown MHC has resigned (or informed Hometown MHC that it intends to resign) or been dismissed as independent public accountants of Hometown MHC as a result of, or in connection with, any disagreements with Hometown MHC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Hometown MHC included in the consolidated reports of condition and income (call reports) of bankESB, bankHometown and bankESB complied, as of their respective dates of filing with the Federal Reserve Board, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Hometown MHC and its Subsidiaries do not have any material liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Hometown MHC for the fiscal year ended June 30, 2023, June 30, 2024 or June 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business since June 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Hometown MHC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Hometown MHC and its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Hometown MHC and its Subsidiaries. Hometown MHC and its Subsidiaries (i) has implemented and maintains disclosure controls and procedures sufficient to (A) provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP, and (B) ensure that material information relating to Hometown MHC and its Subsidiaries is made known to the chief executive officer and the chief financial officer of Hometown MHC by others within those entities, and (ii) has disclosed, based on its most recent evaluation before the date hereof, to Hometown MHC’s independent registered public accounting firm and the audit committee of Hometown MHC’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that would reasonably be expected to adversely affect Hometown MHC’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Hometown MHC, any fraud, whether or not material, that involves management or other employees who have a significant role in Hometown MHC’s internal controls over financial reporting. These disclosures were made in writing by management to Hometown MHC’s independent registered public accounting firm and audit committee.

(d) Since January 1, 2023, (i) neither Hometown MHC, nor, to the knowledge of Hometown MHC, any director, trustee, officer, auditor, accountant or representative of Hometown MHC or its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Hometown MHC or its internal accounting controls, including any material complaint, allegation, assertion or claim that Hometown MHC has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Hometown MHC or its Subsidiaries, whether or not employed by Hometown MHC or its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Hometown MHC or its Subsidiaries or any of their officers, directors, trustees, employees or agents to the Board of Trustees or Directors of Hometown MHC or its Subsidiaries or any committee thereof or, to the knowledge of Hometown MHC or its Subsidiaries, to any director, trustee or officer of Hometown MHC or its Subsidiaries.

4.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., none of the Hometown Parties nor any of their respective officers, directors or trustees has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement.

4.8 Absence of Certain Changes or Events.

(a) Since July 1, 2025, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Hometown Parties.

(b) Since July 1, 2025, the Hometown Parties have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Hometown Parties, none of the Hometown Parties nor any of its Hometown Subsidiaries is a party to any, and there are no pending or, to the Hometown Parties’ knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Hometown Parties or any of the Hometown Subsidiaries or any of their current or former directors, trustees or executive officers (i) that if determined adversely to the Hometown Parties would have a material impact on its financial condition, results of operations or business prospects, or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement, including the Conversion.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon any of the Hometown Parties, any of its Hometown Subsidiaries or the assets of the Hometown Parties or any of the Hometown Subsidiaries (or that, upon consummation of the Merger, would apply to the Hometown Parties or any of its affiliates) that would reasonably be expected to be material to the Hometown Parties and the Hometown Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns.

(a) Each of the Hometown Parties and the Hometown Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of the Hometown Parties and the Hometown Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Hometown MHC included (or incorporated by reference) in the Hometown Reports (including the related notes, where applicable). Each of the Hometown Parties and the Hometown Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

4.11 Employees and Employee Benefit Plans.

(a) For purposes of this Agreement, “Hometown Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all other material pension, benefit, retirement, bonus, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which the Hometown Parties or any Hometown Subsidiary or any trade or business of the Hometown Parties or any Hometown Subsidiary, whether or not incorporated, all of which together with the Hometown Parties would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Hometown ERISA Affiliate”) is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by the Hometown Parties or any Hometown Subsidiary for the benefit of any current or former employee, officer, director, trustee, consultant or independent contractor (or any spouse or dependent of such individual) of the Hometown Parties or any Hometown ERISA Affiliates.

(b) Each Hometown Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all laws, including ERISA and the Code.

(c) There are no pending or, to the Hometown Parties’ knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Hometown Parties’ knowledge, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Hometown Benefit Plans, any fiduciaries thereof with respect to their duties to the Hometown Benefit Plans or the assets of any of the trusts under any of the Hometown Benefit Plans that would reasonably be expected to result in any liability of the Hometown Parties or any of the Hometown Subsidiaries in an amount that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Hometown Parties.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Hometown Parties, none of the Hometown Parties and the Hometown Subsidiaries nor any Hometown ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that would reasonably be expected to subject any of the Hometown Benefit Plans or their related trusts, the Hometown Parties, any of Hometown Subsidiary or any Hometown ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

4.12 Compliance with Applicable Law. The Hometown Parties and each Hometown Subsidiary hold, and have at all times since January 1, 2023, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Hometown Parties, and, to the knowledge of the Hometown Parties, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Hometown Parties and each Hometown Subsidiary have complied in all material respects with and are not in material default or violation under any applicable Laws of any Governmental Entity relating to the Hometown Parties or any Hometown Subsidiary, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated or administered by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and Regulation W, Regulation O, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, Office of Foreign Assets Control regulations, and all regulatory requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. bankESB has a Community Reinvestment Act rating of “satisfactory” or better, and bankESB does not anticipate that a current “satisfactory” or better rating will be reduced. Without limitation, none of the Hometown Parties or any Hometown Subsidiary, or to the knowledge of the Hometown Parties, no director, trustee, officer, employee, agent or other person acting on behalf of the Hometown Parties or any Hometown Subsidiary has, directly or indirectly, (a) used any funds of the Hometown Parties or any Hometown Subsidiary for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Hometown Parties or any Hometown Subsidiary, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Hometown Parties or any Hometown Subsidiary, (e) made any fraudulent entry on the books or records of the Hometown Parties or any Hometown Subsidiary, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Hometown Parties or any Hometown Subsidiary, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Hometown Parties or any of Hometown Subsidiary, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Hometown Parties: (i) the Hometown Parties and each Hometown Subsidiary have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of the Hometown Parties, any Hometown Subsidiary, or any of their directors, trustees, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.13 Agreements with Regulatory Agencies. Subject to Section 9.14, none of the Hometown Parties nor any Hometown Subsidiary is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request, recommendation or suggestion of, any Hometown Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Hometown Disclosure Schedule, a “Hometown Regulatory Agreement”), nor has any of the Hometown Parties or any Hometown Subsidiary been advised in writing, or to the Hometown Parties’ knowledge, orally, since January 1, 2023, by any Hometown Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Hometown Regulatory Agreement, nor do any of the Hometown Parties believe that any such Hometown Regulatory Agreement is likely to be initiated, ordered or requested. The Hometown Parties and the Hometown Subsidiaries are in compliance in all material respects with each the Hometown Parties Regulatory Agreement to which it is a party or is subject. The Hometown Parties and the Hometown Subsidiaries have not received any notice from any Governmental Entity indicating that the Hometown Parties or any Hometown Subsidiary is not in compliance in any material respect with any Hometown Regulatory Agreement.

4.14 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Hometown Parties, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Hometown Parties, any Hometown Subsidiary or for the account of a customer of the Hometown Parties or any Hometown Subsidiary, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Hometown Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Hometown Parties or one of the Hometown Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) the Hometown Parties and each Hometown Subsidiary have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Hometown Parties’ knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Hometown Parties, the Hometown Parties and the Hometown Subsidiaries are in compliance, and have complied since January 1, 2023, with all Environmental Laws.

4.16 Investment Securities and Commodities.

(a) Each of the Hometown Parties and the Hometown Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Hometown Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Hometown Parties or the Hometown Subsidiaries. Such securities and commodities are valued on the books of the Hometown Parties in accordance with GAAP in all material respects.

(b) The Hometown Parties and the Hometown Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Hometown Parties believe are prudent and reasonable in the context of such businesses, and the Hometown Parties and the Hometown Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.

4.17 Real Property.

(a) The Hometown Parties have good and marketable title to all the real property owned by the Hometown Parties and the Hometown Subsidiaries (collectively, “Hometown Owned Properties”), free and clear of all Liens except Permitted Encumbrances.

(b) The Hometown Parties or the Hometown Subsidiaries have valid leasehold interests in the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which the Hometown Parties or the Hometown Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by the Hometown Parties or any Hometown Subsidiary on the date hereof (collectively, the “Hometown Leased Real Property”), whether in the Hometown Parties’ or any Hometown Subsidiary’s capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “Hometown Real Estate Leases”), free and clear of all Liens, except Permitted Encumbrances. Each Hometown Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of the Hometown Parties, the lessor, and (ii) enforceable against the Hometown Parties or the applicable Hometown Subsidiary and, to the knowledge of the Hometown Parties, the counterparty thereto (except as may be limited by the Enforceability Exceptions). The Hometown Parties and each Hometown Subsidiary has in all material respects performed all obligations required to be performed by it under each Hometown Real Estate Lease, and to the knowledge of the Hometown Parties, each counterparty to each Hometown Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Hometown Real Estate Lease, and no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Hometown Parties or any Hometown Subsidiary under any Hometown Real Estate Lease.

(c) There are no pending or, to the knowledge of the Hometown Parties, threatened condemnation proceedings against the Hometown Owned Property or Hometown Leased Real Property.

4.18 Intellectual Property; Company Systems.

(a) Each of the Hometown Parties and each Hometown Subsidiary owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Hometown Parties, (a) (i) the use of any Intellectual Property by the Hometown Parties and each Hometown Subsidiary does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Hometown Parties or any Hometown Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of the Hometown Parties, no person has asserted in writing to the Hometown Parties that the Hometown Parties or any Hometown Subsidiary has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Hometown Parties, infringing on or otherwise violating, any right of the Hometown Parties or any Hometown Subsidiary with respect to any Intellectual Property owned by or licensed to the Hometown Parties or its Hometown Subsidiary, and (c) none of the Hometown Parties nor any Hometown Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by any of the Hometown Parties or any Hometown Subsidiary, and the Hometown Parties and the Hometown Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Hometown Parties and the Hometown Subsidiaries.

(b) The computer, information technology and data processing systems, facilities and services used by the Hometown Parties or any Hometown Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Hometown Systems”), are reasonably sufficient for the conduct of the respective businesses of the Hometown Parties and the Hometown Subsidiaries as currently conducted and the Hometown Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of the Hometown Parties and the Hometown Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Hometown Parties. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Hometown Parties, to the knowledge of the Hometown Parties, since January 1, 2023, no third party has gained unauthorized access to any Hometown System owned or controlled by the Hometown Parties or any of the Hometown Subsidiaries. The Hometown Parties and the Hometown Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect the Hometown Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials, and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of the Hometown Parties and the Hometown Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of the Hometown Parties and the Hometown Subsidiaries.

(a) Each of the Hometown Parties and the Hometown Subsidiaries has (i) complied in all material respects with all of its privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information, and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.

(b) The Hometown Parties maintain a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data. To the knowledge of the Hometown Parties, the Hometown Parties have not experienced any material Security Breach. To the knowledge of the Hometown Parties, there are no material data security or other technological vulnerabilities with respect to the Hometown Parties’ information technology systems or networks.

4.19 State Takeover Laws. No Takeover Statute is applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement under the MGL or any other Law.

4.20 Reorganization. None of the Hometown Parties have taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.21 Hometown Information. The information relating to the Hometown Parties and the Hometown Subsidiaries to be contained in the Proxy Statement and the Registration Statement, and the information relating to the Hometown Parties and the Hometown Subsidiaries that is provided by the Hometown Parties or its Representatives for inclusion in any other document filed with any Hometown Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Primary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Registration Statement (except for such portions thereof that relate only to Primary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.22 Loan Portfolio.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Hometown Parties, each Loan of the Hometown Parties and the Hometown Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Hometown Parties and the Hometown Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Hometown Parties, each outstanding Loan of the Hometown Parties or any of the Hometown Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Hometown Parties and the Hometown Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(c) None of the agreements pursuant to which the Hometown Parties or any of the Hometown Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Since January 1, 2023, none of the Hometown Parties nor any of the Hometown Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

4.23 Insurance. the Hometown Parties and the Hometown Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Hometown Parties reasonably has determined to be prudent and consistent with industry practice, and the Hometown Parties and the Hometown Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors, trustees and employees of the Hometown Parties and the Hometown Subsidiaries, the Hometown Parties or the relevant Hometown Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.24 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No Hometown Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.

(b) No Hometown Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of the Hometown Parties is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.

4.25 Opinion. Prior to the execution of this Agreement, the Board of Trustees of Hometown MHC have received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the aggregate Merger Consideration in the Merger is fair from a financial point of view to Newco. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.26 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Hometown Parties in this Article IV, neither the Hometown Parties nor any other person makes any express or implied representation or warranty with respect to the Hometown Parties, the Hometown Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Hometown Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Hometown Parties nor any other person makes or has made any representation or warranty to Primary or any of its affiliates or Representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to the Hometown Parties, any of the Hometown Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Hometown Parties in this Article IV, oral or written information presented to the Hometown Parties or any of its affiliates or Representatives in the course of their due diligence investigation of the Hometown Parties, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Hometown Parties acknowledge and agree that neither Primary nor any other person has made or is making any express or implied representation or warranty with respect to Primary, its Subsidiaries or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Primary Disclosure Schedule), required by law or as consented to in writing by the Hometown Parties, Primary shall, and shall cause its Subsidiaries to: (a) conduct its business in the ordinary course in all material respects and consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Primary or the Hometown Parties to obtain any necessary approvals of any Primary Regulatory Agency, Hometown Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby, including the Conversion, or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby, including the Conversion, on a timely basis.

5.2 Primary Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Primary Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Primary shall not, and Primary shall not permit its Subsidiaries to, without the prior written consent of the Hometown Parties, which consent shall not be unreasonably withheld, delayed or conditioned:

(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of one (1) year and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Primary or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) dividends paid by any of the Subsidiaries of Primary to Primary, or (B) the acceptance of shares of Primary Common Stock as payment for withholding Taxes or exercise price incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii) except as set forth on Section 5.2(b)(ii) of the Primary Disclosure Schedule, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Primary or any of its Subsidiaries;

(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Primary or its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Primary or its Subsidiaries, except pursuant to the vesting or settlement of Primary Stock Options in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly owned Subsidiary of Primary;

(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, renew, or waive any material provision of, any Primary Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to Primary, or enter into any contract that would constitute a Primary Contract if it were in effect on the date of this Agreement;

(f) except as required under the terms of any Primary Benefit Plan existing as of the date hereof or as set forth on Section 5.2(f) of the Primary Disclosure Schedule or applicable law, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be a Primary Benefit Plan if in effect on the date hereof, (ii) amend (whether in writing or orally) any Primary Benefit Plan, except to comply with applicable law, (iii) increase the compensation or benefits (including the amount of board fees) payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for amounts payable in accordance with any bonus or incentive compensation plan, with such amounts set forth on Section 5.2(f)(iv) of the Primary Disclosure Schedule and which amounts have been fully accrued, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000, or (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of Primary or any of its Subsidiaries;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $50,000 individually or in the aggregate, and that would not impose any material restriction on the business of Primary or its Subsidiaries, or, after the consummation of the Merger, Newco and its Subsidiaries;

(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend its articles of agreement, its bylaws or comparable governing documents or its Subsidiaries;

(j) materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l) (i) enter into any new line of business, or (ii) make any other loan or extension of credit or grant additional credit to a current borrower, except in each case, in the ordinary course of business consistent with past practice; provided that any new individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit to an existing borrower, in each case, in excess of $100,000 (as to additional credit, such that the total credit exposure is in excess of such amount) that is not as of the date hereof approved and committed (a schedule of which approved and committed loans has been made available to the Hometown Parties), and any new individual secured loan or secured extension of credit or grant of additional secured credit to an existing borrower (without regard to type of collateral or method of security), in each case, in excess of $2,000,000 (as to additional credit, such that the total credit exposure is in in excess of such amount) that is not as of the date hereof approved and committed (a schedule of which approved and committed loans has set forth on Section 5.2(l) of the Primary Disclosure Schedule) shall require the prior written approval of the Chief Credit Officer of bankESB or Hometown Financial or another officer designated in writing by the Hometown Parties, which approval or rejection shall be given in writing (e-mail to suffice) within three (3) business days after the loan package is delivered by email or other written form of delivery to such individual or it shall be deemed approved;

(m) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;

(n) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(o) make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operational matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof), or (iii) hedging, in each case, except as required by Law or required or requested by a Governmental Entity;

(p) make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $50,000 individually or $100,000 in the aggregate;

(q) make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(s) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Hometown Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Hometown Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, the Hometown Parties shall not, and the Hometown Parties shall not permit any Hometown Subsidiary to, without the prior written consent of Primary:

(a) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(b) amend its articles of organization, articles of incorporation, its bylaws or comparable governing documents of any Hometown Subsidiary in a manner that would materially and adversely affect the holders of Primary Common Stock, as prospective holders of Newco Common Stock relative to other holders of Newco Common Stock;

(c) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(d) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of the Hometown Parties to obtain any necessary approvals of any Primary Regulatory Agency or Hometown Regulatory Agency or Governmental Entity required for the transactions contemplated hereby, including the Conversion or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby, including the Conversion;

(e) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement, provided nothing herein shall be construed to limit or prohibit the Hometown Parties from issuing debt securities before the Closing; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, Newco shall prepare and file with the SEC, and Primary shall cooperate in the preparation of, the Proxy Statement, and Newco shall prepare and file with the SEC, and Primary shall cooperate in the preparation of, the Registration Statement, in which the Proxy Statement will be included as a prospectus. Newco shall use its reasonable best efforts to make such filings within seventy-five (75) days of the date of this Agreement. Each of Newco and Primary shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) as promptly as practicable after such filings, and Primary shall thereafter mail or deliver the Proxy Statement to its shareholders. Newco shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Primary shall furnish all information concerning Primary and the holders of Primary Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals, waivers and non-objections and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Conversion), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. The Hometown Parties shall use its reasonable best efforts to make any initial application filings with Governmental Entities within seventy-five (75) days from the date hereof. The Hometown Parties and Primary shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Hometown Parties and any Hometown Subsidiary or Primary or any of its Subsidiaries, as the case may be, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that Primary shall not have the right to review portions of materials filed by any of the Hometown Parties with a Governmental Entity that contain confidential supervisory information. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals, waivers, non-objections and authorizations of, and the filing of notices to, all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. As used in this Agreement, “Requisite Regulatory Approvals means all regulatory authorizations, non-objections, consents, orders, waivers or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the Federal Reserve Board, the MA DOB and the NH Department and (y) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Conversion, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Entity.

(c) Each party shall use its reasonable best efforts to respond to any requests for information from and to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require any of the Hometown Parties or its Subsidiaries or Primary or any of its Subsidiaries, and none of the Hometown Parties nor any Hometown Subsidiary or Primary shall not be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals, waivers, non-objections and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d) Each of the Hometown Parties and Primary shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, their directors, trustees, officers and shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement or any other statement, filing, notice or application made by or on behalf of any of the Hometown Parties, Primary or any of its Subsidiaries or any Hometown Subsidiary to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, including the Conversion.

(e) Each of the Hometown Parties and Primary shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, approval, waiver or non-objection is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws and the terms of Section 9.14 of this Agreement, Primary, for the purposes of verifying Primary’s representations and warranties and preparing for the Merger, the related integration and systems conversion or consolidation, and the other matters contemplated by this Agreement, shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the Hometown Parties, access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, provided that such investigation or requests shall not interfere unnecessarily with normal operations of Primary and Primary shall cooperate with the Hometown Parties in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during the period before the Effective Time, Primary shall, and shall cause its Subsidiaries to, make available to the Hometown Parties (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Primary is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as the Hometown Parties may reasonably request. Notwithstanding the foregoing, neither Primary nor any of its Subsidiaries shall be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y) information where such access or disclosure would violate or prejudice the rights of Primary’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement.

The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of the Hometown Parties shall hold all information furnished by or on behalf of Primary or any of Primary’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Nondisclosure Agreement, dated May 22, 2026, by and between Hometown Financial and Primary, as amended, restated or otherwise modified (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth herein.

6.3 Non-Control. Nothing contained in this Agreement shall give either the Hometown Parties or Primary, directly or indirectly, the right to control or direct the operations of the other party before the Effective Time. Before the Effective Time, each of the Hometown Parties and Primary shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.4 Shareholder Approval.

(a) Primary shall call, give notice of, convene and hold a meeting of its shareholders (the “Primary Meeting”) to be held as soon as reasonably practicable after the Registration Statement is declared effective, for the purpose of obtaining (a) the Requisite Primary Vote required in connection with this Agreement and the Merger, and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby. Primary shall use its reasonable best efforts to cause the Primary Meeting to occur as soon as reasonably practicable and on such date as mutually agreed to by the parties. The Primary Meeting may be held virtually, subject to applicable law and the organizational documents of Primary.

(b) Subject to Section 6.4(c), Primary and its Board of Directors shall use its reasonable best efforts to obtain from the shareholders of Primary, the Requisite Primary Vote, including by communicating to the shareholders of Primary its recommendation (and including such recommendation in the Proxy Statement) that the shareholders of Primary approve this Agreement and the transactions contemplated hereby (the “Primary Board Recommendation”). Subject to Section 6.4(c), Primary and its Board of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the Hometown Parties, the Primary Board Recommendation, (ii) fail to make the Primary Board Recommendation, in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Primary Board Recommendation, within ten (10) business days (or such fewer number of days as remains before the Primary Meeting) after an Acquisition Proposal is made public or any request by the Hometown Parties to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of Primary, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Primary Board Recommendation, the Primary Board of Directors may before the receipt of the Requisite Primary Vote, submit this Agreement to its shareholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Primary Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Primary Board of Directors may not take any actions under this sentence unless (i) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal constitutes a Superior Proposal and did not result from a breach of Section 6.12, and (ii) the Primary Board of Directors (A) gives the Hometown Parties at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal and the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof), (B) during such three (3) business day period, Primary has considered and negotiated (and has caused its Representatives to consider and negotiate) with the Hometown Parties in good faith (to the extent that the Hometown Parties desire to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement, and (C) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the Hometown Parties (if applicable) and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Primary Board Recommendation and

(y) such Acquisition Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.4(c) and will require a new determination and notice period as referred to in this Section 6.4(c).

(d) Subject to applicable law, Primary shall adjourn or postpone the Primary Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Primary Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Primary has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Primary Vote, and subject to the terms and conditions of this Agreement, Primary shall continue to use reasonable best efforts to solicit proxies from its shareholders to obtain the Requisite Primary Vote; provided however, that Primary shall not be required to adjourn or postpone the Primary Meeting more than two (2) times. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, the Primary Meeting shall be convened and this Agreement shall be submitted to the shareholders of Primary at the Primary Meeting and nothing contained herein shall be deemed to relieve Primary of such obligation.

6.5 Legal Conditions to Merger. Subject in all respects to Section 6.1(c) of this Agreement, each of the Hometown Parties and Primary shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Merger and the Conversion, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, non-objection, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Hometown Parties or Primary or their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement, including the Conversion.

6.6 Stock Exchange Listing. Newco shall cause the shares of Newco Common Stock to be issued in the Merger to have been authorized for listing on the NASDAQ, subject to official notice of issuance, before the Effective Time.

6.7 Employee Matters.

(a) All persons who are employees of Primary or its Subsidiaries immediately before the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time is deemed a “Continuing Employee.” Each Continuing Employee will continue to be employed at will with bankESB, and this Agreement is not intended to provide to any employee a legally enforceable right or guarantee to continuing employment after the Effective Time. Following the Effective Time, bankESB shall maintain or cause to be maintained base compensation and bonus opportunities for the benefit of Continuing Employees substantially comparable to the base compensation and bonus opportunities that are generally made available to similarly situated employees of bankESB and employee benefit plans for the benefit of Continuing Employees that, in the aggregate, are substantially comparable to the employee benefits that are generally made available to similarly situated employees of bankESB. Notwithstanding the foregoing, neither bankESB nor Primary shall cause any coverage of a Continuing Employee or such employee’s dependents to terminate under any Primary health and welfare plan before the time such Continuing Employee or such employee’s dependents, as applicable, are participating in the health and welfare plans common to all employees of bankESB and their dependents, except in the case of a termination of employment or other service or ineligibility for continued coverage.

(b) bankESB may provide retention incentives to certain employees of Primary or its Subsidiaries to retain such employees through and, in some circumstances, after the Closing Date, with the participating employees, amounts, and specific terms of such retention bonuses to be mutually determined by the leadership teams of Hometown Financial and Primary. Such designated employees will enter into retention agreements to be provided by the Hometown Parties and reasonably acceptable to Primary.

(c) From and after the Effective Time, the Surviving Entity shall honor all employment and change in control agreements that Primary has with their current and former officers, directors and employees as listed in Section 6.7(c) of the Primary Disclosure Schedule, it being understood that the transactions contemplated by this Agreement constitute a “change in control” (or equivalent term) for purposes of such employment and change in control agreements and other Primary Benefit Plans. bankESB and Primary intend to enter into a settlement and release agreement with the individuals named in Section 6.7(c) of the Hometown Disclosure Schedule and in the form substantially as set forth in Section 6.7(c) of the Hometown Disclosure Schedule, and which they anticipate will be signed and dated by the parties on the same date this Agreement is executed or shortly thereafter.

(d) With respect to any employee benefit plans of the Hometown Parties or any Hometown Subsidiary in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), the Hometown Parties shall or shall cause the Surviving Entity to use commercially reasonable best efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Primary Benefit Plan, (ii) provide each such Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid through the month end preceding the Closing Date under a Primary Benefit Plan (to the same extent that such credit was given under the analogous Primary Benefit Plan before the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with Primary for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Primary Benefit Plan before the Effective Time; provided that the foregoing service recognition shall not apply (A) for purposes of the twelve-month waiting period for eligibility under the TruNorth Bank Employee Stock Ownership Plan, (B) to the extent it would result in duplication of benefits for the same period of services, (C) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(e) Unless otherwise agreed between the Hometown Parties and Primary, no later than ten (10) days before the Closing Date, effective as of the business day immediately preceding the Closing Date and contingent upon the consummation of the Merger, Primary shall terminate the Primary Bank 401(k) Plan (the “Primary 401(k)”). Primary shall take (or cause to be taken) all actions that are necessary or appropriate to fully vest each Continuing Employee in his or her account balance under the Primary 401(k) Plan effective as of the Closing Date. At least ten (10) business days before the Closing Date, Primary shall provide the Hometown Parties with resolutions adopted by Primary’s Board of Directors terminating the Primary 401(k) Plan, the form and substance of which shall be subject to the prior written approval of the Hometown Parties, which will not be unreasonably withheld, conditioned or delayed. Continuing Employees shall be eligible to participate, effective as of the day after the Closing Date, in a 401(k) plan sponsored or maintained by the Surviving Entity (“Surviving Entity 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. bankESB shall take any and all actions as may be required, including amendments to the Surviving Entity 401(k) Plan, to permit the Continuing Employees who are then actively employed to make rollover contributions to the Surviving Entity 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in kind benefits (if permitted by the bankESB 401(k) Plan), outstanding participant loans or a combination thereof.

(f) As of the Effective Time, the Hometown Parties shall (i) assume and honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of Primary (the “Primary PTO Policies”) (including any PTO carried over from a prior year in accordance with Primary PTO Policies), (ii) provide additional accruals to Continuing Employees following the Effective Time under the PTO policy of the Hometown Parties (“Hometown PTO Policy”) in the same manner as provided to similarly situated employees of the Hometown Parties or any Hometown Subsidiary, and (iii) recognize all service of any Continuing Employee with Primary for determining PTO under the Hometown PTO Policy.

(g) To each eligible Continuing Employee who is not covered by an employment agreement, change in control agreement or similar agreement or plan that provides for severance or similar payments whose employment is terminated without cause on or within six (6) months following the Closing Date, the Hometown Parties shall or shall cause the Surviving Entity to provide severance equal to two weeks of pay for each full year of service with a minimum of four weeks and a maximum of 26 weeks of pay, subject to such employee’s execution (and non-revocation) of a release of claims.

(h) Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Primary or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, Primary, the Hometown Parties or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, Primary, the Hometown Parties or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Primary or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Primary Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Primary Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of six (6) years after the Effective Time, the Surviving Entity shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the fullest extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by Primary pursuant to the Primary Articles of Agreement, Primary Bylaws, any indemnification agreements in existence as of the date hereof that have been disclosed to the Hometown Parties, or the NHRSA, each present and former director or officer of Primary or any of its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Primary Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Primary or any of its Subsidiaries and pertaining to matters existing or occurring at or before the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the Primary Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final determination by a court of competent jurisdiction that such Primary Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, Newco or the Surviving Entity shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Primary (provided, that Newco or the Surviving Entity may substitute such policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Primary or any of its Subsidiaries arising from facts or events that occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement); provided, that the Newco or the Surviving Entity shall not be obligated to expend an aggregate amount in excess of 250% of the current annual premium paid as of the date hereof by Primary for such insurance (the “Premium Cap”). If the Premium Cap is insufficient for such coverage, Newco or the Surviving Entity shall use its reasonable best efforts to purchase such lesser coverage as may be obtained with such amount. In lieu of the foregoing, Primary, in consultation with, but only upon the consent of the Hometown Parties, may (and at the request of the Hometown Parties, Primary shall use its reasonable best efforts to) obtain at or before the Effective Time a six-year prepaid “tail” policy under Primary’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, the Hometown Parties shall not have any further obligations under this Section 6.8(b), other than to maintain such prepaid “tail” policy.

(c) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Primary Indemnified Party and his or her heirs and representatives. If Newco or the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case Newco or the Surviving Entity will cause proper provision to be made so that the successors and assigns of Newco or the Surviving Entity will expressly assume the obligations set forth in this Section 6.8. The obligations of Newco or the Surviving Entity under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect the Primary Indemnified Parties or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Primary Indemnified Party or affected person.

(d) Any indemnification payments made pursuant to this Section 6.8 are subject to and conditioned upon their compliance with Section 18(k) of the FDIA (12 U.S.C. § 1828(k)) and the regulations promulgated thereunder by the FDIC (12 C.F.R. Part 359).

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the Hometown Parties.

6.10 Advise of Changes. Each of the Hometown Parties and Primary shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11 Litigation. Each party shall give the other party prompt notice of any threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against either the Hometown Parties, Primary, or any of their respective Subsidiaries or any of their current or former directors, trustees or executive officers relating to the transactions contemplated by this Agreement (“Litigation”), and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such Litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such Litigation, and will in good faith take such comments into account. No party shall agree to settle any such Litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement that does not include a full release of such other party and its Subsidiaries and affiliates or that imposes an injunction or other equitable relief after the Effective Time upon Newco or the Surviving Entity or any of its Subsidiaries or affiliates.

6.12 Acquisition Proposals.

(a) Primary agrees that it will not, and will cause its Subsidiaries and their officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to this Agreement and their Representatives or to notify a person that has made or, to the knowledge of Primary, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.12), (iv) grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract), or (v) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, if, after the date of this Agreement and before the receipt of the Requisite Primary Vote, Primary receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.12, Primary may, and may permit its Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal but only to the extent that, before doing so, the Board of Directors of Primary concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, before furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Primary shall have provided such information to the Hometown Parties and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Primary or otherwise prevent Primary from providing any information to the Hometown Parties in accordance with this Agreement or otherwise comply with its obligations under this Agreement. Primary will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the Hometown Parties with respect to any Acquisition Proposal. Primary will promptly (within twenty-four (24) hours) advise the Hometown Parties following receipt of any Acquisition Proposal or any inquiry that could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the Hometown Parties with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the Hometown Parties apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Primary shall use its reasonable best efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof, and (y) within five (5) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than the Hometown Parties and its Representatives in their capacity as such) pursuant to any such agreement. As used in this Agreement, “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Primary and its Subsidiaries or 25% or more of any class of equity or voting securities of Primary or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Primary, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Primary or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Primary, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Primary or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Primary. As used in this Agreement, “Superior Proposal” means any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that Primary’s Board of Directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors) (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Primary’s common stock or all, or substantially all, of the assets of Primary, (y) would result in a transaction that (i) involves consideration to the holders of the shares of Primary’s common stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of Primary’s Common Stock pursuant to this Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and that proposal is not conditioned upon obtaining financing and (ii) is, in light of the other terms of such proposal, more favorable to the shareholders of Primary than the Merger and the other transactions contemplated by this Agreement, and (z) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

(b) Nothing contained in this Agreement shall prevent Primary or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any legally required disclosure to Primary’s stockholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.13 Public Announcements. The Hometown Parties and Primary agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the Hometown Parties and Primary. Thereafter, each of the parties agrees that no public release or announcement or written statement concerning this Agreement or the transactions contemplated hereby (including written employee and customer communications) shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.13; provided that, in the case of any such public releases, announcements or statements issued by the Hometown Parties, the Hometown Parties shall only be required to provide Primary with the portions of such releases, announcements or statements that reference Primary or the transactions contemplated hereby.

6.14 Change of Method. Primary and the Hometown Parties shall be empowered, upon their mutual agreement, at any time before the Effective Time, to change the method or structure of effecting the combination of Primary and the Hometown Parties (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Exchange Ratio or the amount of Cash Consideration per share of Primary Common Stock, (b) adversely affect the Tax treatment of holders of Primary Common Stock or Newco Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of Primary or the Hometown Parties pursuant to this Agreement, or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.15 Takeover Statutes. No party nor any of their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Primary Voting Agreements, the Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.16 Operating Functions. To the extent permitted by Law and upon the Hometown Parties’ request, Primary shall (and shall cause its Subsidiaries to) regularly discuss and reasonably cooperate with the Hometown Parties in connection with (a) planning for the efficient and orderly combination of Primary and bankESB and the operation of the Surviving Entity and its Subsidiaries, and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as the Hometown Parties may decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Before the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.

6.17 Exemption from Liability under Section 16(b). The Board of Directors of Newco, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall before the Effective Time take all such steps as may be required to cause any acquisitions of Newco Common Stock by any holders of Primary Common Stock who, immediately following the Merger, will be officers or directors of Newco subject to the reporting requirements of Section 16(a) of the Exchange Act pursuant to the transactions contemplated by this Agreement to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.18 Corporate Governance. Prior to the Effective Time, subject to its corporate governance policies, Newco shall expand its Board of Directors and select one member of the Primary Board of Directors to fill the vacant seat. Further, Newco, in good faith, will strongly consider adding a second Primary Board member to the Newco Board for a term not to exceed one year. Any Primary Board member that joins the Newco Board must qualify as an “independent director” pursuant to the listing standards of NASDAQ. The director(s) will be incorporated into Newco’s committee structure after consideration of the director’s interest and experience.

6.19 MHC Conversion from Mutual to Stock Form. Commencing promptly after the date of this Agreement, the Hometown Parties will use reasonable best efforts to, and will take all reasonable steps necessary, to effect the Conversion on a timely basis. In addition, without limiting the generality of the foregoing, the Hometown Parties shall cause the following to be done:

(a) Hometown MHC will adopt the Plan of Conversion.

(b) The Hometown Parties will use reasonable best efforts to prepare and file all regulatory applications required to be filed in connection with the Conversion. The Hometown Parties shall each use, and shall each cause its applicable Subsidiaries to use, reasonable best efforts to obtain each such any regulatory approval required to effect the Conversion as promptly as reasonably practicable. Primary shall provide the Hometown Parties with any information concerning it that the Hometown Parties may reasonably request in connection with the regulatory applications required to be filed in connection with the Conversion and the Hometown Parties shall notify Primary promptly of the receipt of any comments from any Hometown Regulatory Agency with respect to the regulatory applications required to be filed in connection with the Conversion and of any requests by any Hometown Regulatory Agency for any amendment or supplement thereto or for additional information and shall promptly provide to Primary copies of all correspondence between the Hometown Parties and the SEC or any Hometown Regulatory Agency. The Hometown Parties agree that it will keep Primary apprised of the status of matters relating to completion of the Conversion.

(c) Newco shall prepare a prospectus to be issued by Newco in connection with the offering of shares of Newco Common Stock in the Conversion (“Conversion Offerings”) that meets all of the requirements of the Securities Act, applicable state securities laws and banking laws and regulations (the “Conversion Prospectus”). The Conversion Prospectus shall be incorporated into the Registration Statement. Newco shall use its reasonable best efforts to have the Conversion Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Newco shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Conversion Offerings.

(d) Primary shall provide Newco with any information concerning it that Newco may reasonably request in connection with the Conversion Prospectus and Newco shall notify Primary promptly of the receipt of any comments of the SEC and any Hometown Regulatory Agency with respect to the Conversion Prospectus and of any requests by the SEC, or any other Hometown Regulatory Agency for any amendment or supplement thereto or for additional information and shall promptly provide to Primary copies of all correspondence between Newco and the SEC or any Hometown Regulatory Agency.

(e) Each party hereto shall promptly notify the other if at any time it becomes aware that the Conversion Prospectus or the Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein in light of the circumstances under which they were made not misleading. In such event the parties shall cooperate in the preparation of a supplement or amendment to such Conversion Prospectus that corrects such misstatement or omission and Newco shall file an amended Registration Statement with the SEC.

(f) The Hometown Parties shall promptly advise Primary upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the Conversion that causes any of the Hometown Parties to believe that there is a reasonable likelihood that any required regulatory approvals to effect the Conversion will not be obtained, or that the receipt of any such approval will be materially delayed.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or before the Effective Time of the following conditions:

(a) Shareholder Approval. The Requisite Primary Vote shall have been obtained.

(b) NASDAQ Listing. The shares of Newco Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Other Third-Party Approvals. All other notices, consents or waivers from third parties (other than Governmental Entities) with respect to the transactions contemplated by this Agreement shall have been made or obtained except as would not reasonably be expected to have a Material Adverse Effect on Primary or the Hometown Parties.

(d) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(f) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger or any of the other transactions contemplated by this Agreement.

(g) Conversion. Hometown MHC shall have consummated the Conversion.

(h) Subsidiary Bank Mergers. The Subsidiary Bank Mergers shall have been consummated.

7.2 Conditions to Obligations of the Hometown Parties. The obligations of the Hometown Parties to effect the Merger are also subject to the satisfaction or waiver by the Hometown Parties at or before the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Primary set forth in Sections 3.2, 3.7, 3.8(a) and 3.21 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2, such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Primary set forth in Sections 3.1, 3.3(a) and 3.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Primary set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Primary or the Surviving Entity. The Hometown Parties shall have received a certificate dated as of the Closing Date signed on behalf of Primary by the Chief Executive Officer and the Chief Financial Officer of Primary to the foregoing effect.

(b) Performance of Obligations of Primary. Primary shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or before the Effective Time, and the Hometown Parties shall have received a certificate dated as of the Closing Date signed on behalf of Primary by the Chief Executive Officer and the Chief Financial Officer of Primary to such effect.

(c) Federal Tax Opinion. The Hometown Parties shall have received the opinion of Luse Gorman, PC, in form and substance reasonably satisfactory to the Hometown Parties, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Hometown Parties and Primary, reasonably satisfactory in form and substance to such counsel.

(d) No Materially Burdensome Condition. No Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(e) Dissenting Shares. Dissenting Shares shall represent not more than ten percent (10%) of the outstanding shares of Primary Common Stock.

7.3 Conditions to Obligations of Primary. The obligation of Primary to effect the Merger is also subject to the satisfaction or waiver by Primary at or before the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Hometown Parties set forth in Sections 4.2(a), 4.8(a) and 4.19 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of the Hometown Parties set forth in Sections 4.1, 4.2(c), 4.3(a) and 4.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of the Hometown Parties set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Hometown Parties. Primary shall have received a certificate dated as of the Closing Date signed on behalf of the Hometown Parties by the Chief Executive Officer and the Chief Financial Officer of the Hometown Parties to the foregoing effect.

(b) Performance of Obligations of the Hometown Parties. Each of the Hometown Parties shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or before the Effective Time, and Primary shall have received a certificate dated as of the Closing Date signed on behalf of the Hometown Parties by the Chief Executive Officer and the Chief Financial Officer of the Hometown Parties to such effect.

(c) Federal Tax Opinion. Primary shall have received the opinion of Gallagher, Callahan & Gartrell, in form and substance reasonably satisfactory to Primary, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger, shall qualify as a “reorganization” within the meaning of

Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of the Hometown Parties and Primary, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after receipt of the Requisite Primary Vote:

(a) by mutual written consent of the Hometown Parties and Primary;

(b) by either the Hometown Parties or Primary if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable, order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Conversion, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either the Hometown Parties or Primary if the Merger shall not have been consummated on or before the twelve (12) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d) by either the Hometown Parties or Primary (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Primary, in the case of a termination by the Hometown Parties, or the Hometown Parties, in the case of a termination by Primary, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by the Hometown Parties, or Section 7.3, in the case of a termination by Primary, and which is not cured within forty-five (45) days following written notice to Primary, in the case of a termination by the Hometown Parties, or the Hometown Parties, in the case of a termination by Primary, or by its nature or timing cannot be cured during such period (or such fewer days as remain before the Termination Date);

(e) by the Hometown Parties before such time as the Requisite Primary Vote is obtained, if (i) Primary or the Board of Directors of Primary shall have made a Recommendation Change or (ii) Primary or the Board of Directors of Primary shall have breached its obligations under Sections 6.4 or 6.12 in any material respect; or

(f) by the Hometown Parties or Primary, following the Primary Meeting (including any adjournments or postponements thereof), if Primary (i) has not breached any of its obligations under Section 6.4 or Section 6.12 in any material respect, and (ii) failed to obtain the Requisite Primary Vote at the Primary Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

The party desiring to terminate this Agreement pursuant to clauses (b) through (f) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Hometown Parties or Primary as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Hometown Parties, Primary, any of their Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of the Hometown Parties or Primary shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.

(b)

(i) In the event that after the date of this Agreement and before the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Primary or shall have been made directly to the shareholders of Primary generally or any person shall have publicly announced (and not withdrawn at least two (2) business days before the Primary Meeting) an Acquisition Proposal, in each case with respect to Primary and (A) (x) thereafter this Agreement is terminated by either the Hometown Parties or Primary pursuant to Section 8.1(c) without the Requisite Primary Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 having been satisfied or were capable of being satisfied before such termination), or (y) thereafter this Agreement is terminated by the Hometown Parties pursuant to Section 8.1(d) as a result of a willful breach of this Agreement by Primary, or (z) this Agreement is terminated by either the Hometown Parties or Primary pursuant to Section 8.1(f), and (B) before the date that is twelve (12) months after the date of such termination, Primary enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Primary shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay the Hometown Parties, by wire transfer of same day funds, a fee equal to $6.25 million (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”

(ii) In the event that this Agreement is terminated by the Hometown Parties pursuant to Section 8.1(e), then Primary shall pay the Hometown Parties, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.

(c) Notwithstanding anything to the contrary herein, but without limiting the right of the Hometown Parties to recover liabilities or damages arising out of Primary’s fraud or its willful and material breach of any provision of this Agreement, in no event shall Primary be required to pay the Termination Fee more than once.

(d) Each of the Hometown Parties and Primary acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Hometown Parties would not enter into this Agreement; accordingly, if Primary fails promptly to pay the amount due pursuant to this Section 8.2, and, to obtain such payment, the Hometown Parties commences a suit that results in a judgment against Primary for the Termination Fee or any portion thereof, Primary shall pay the costs and expenses of the Hometown Parties (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Primary fails to pay the amounts payable pursuant to this Section 8.2, then Primary shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amount payable by Primary pursuant to Section 8.2(b) and this Section 8.2(d) constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of the Hometown Parties in the event of a termination of this Agreement specified in such applicable section.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Primary Vote; provided, that after the receipt of the Requisite Primary Vote, there may not be, without further approval of the shareholders of Primary, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.

9.3 Extension; Waiver. At any time before the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the Hometown Parties, in the case of Primary, or Primary, in the case of the Hometown Parties, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after the receipt of the Requisite Primary Vote, there may not be, without further approval of the shareholders of Primary any extension or waiver of this Agreement or any portion thereof that requires such further shareholder approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to the Hometown Parties, to:

Hometown Financial Group, Inc.

36 Main Street

Easthampton, MA 01027

Attention: Matthew S. Sosik, Chairman and Chief Executive Officer

Email: msosik@bankesb.com

(b) With copies (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Avenue, NW

Suite 780

Washington, DC 20015

Attention: Scott A. Brown

Lawrence M.F. Spaccasi

Email: sbrown@luselaw.com

lspaccasi@luselaw.com

(c) if to Primary, to:

Primary Bank

207 Route 101

Bedford, New Hampshire 03110

Attention: William Greiner, Chairman of the Board

Email: rockmont2@gmail.com

(d) With copies (which shall not constitute notice) to:

Gallagher, Callahan & Gartrell, P.C.

214 North Main Street

Concord, NH 03301

Attention: Dodd S. Griffith

Email: griffith@gcglaw.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of Primary means the actual knowledge of any of the officers of Primary listed on Section 9.6 of the Primary Disclosure Schedule, and the “knowledge” of the Hometown Parties means the actual knowledge of any of the officers of the Hometown Parties listed on Section 9.6 of the Hometown Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in the Commonwealth of Massachusetts or the State of New Hampshire are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not‑for‑profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its Representatives to the other party and its Representatives by 5:00 p.m., Eastern time, on the day immediately before the date of this Agreement or (ii) included in the virtual data room of a party by 5:00 p.m., Eastern time, on the day immediately before the date of this Agreement, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Conversion, and (f) “ordinary course” and “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person. The Primary Disclosure Schedule and the Hometown Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to any applicable conflicts of law.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the Commonwealth of Massachusetts (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Primary, in the case of the Hometown Parties or the Hometown Parties, in the case of Primary. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b), 12 C.F.R. § 309.5(g)(8), MGL chapter 167, §2 or NHRSA Section 383:10-b) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law and regulation. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e‑mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e‑mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Hometown MHC, Hometown Financial, Newco, bankESB and Primary have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

HOMETOWN FINANCIAL GROUP, MHC (a Massachusetts mutual holding company)

By:	/s/ Matthew S. Sosik
Name: Matthew S. Sosik
Title: Chairman and Chief Executive Officer

HOMETOWN FINANCIAL GROUP, INC. (a Massachusetts corporation)

By:	/s/ Matthew S. Sosik
Name: Matthew S. Sosik
Title: Chairman and Chief Executive Officer

HOMETOWN FINANCIAL GROUP, INC. (a Maryland corporation)

By:	/s/ Matthew S. Sosik
Name: Matthew S. Sosik
Title: Chairman and Chief Executive Officer

BANKESB

By:	/s/ Matthew S. Sosik
Name: Matthew S. Sosik
Title: President and Chief Executive Officer

PRIMARY BANK

By:	/s/ William Greiner
Name: William Greiner
Title: Chairman of the Board

Exhibit A

VOTING AND LOCK-UP AGREEMENT

This Voting and Lock-Up Agreement (this “Agreement”), dated as of July 6, 2026, is entered into by and between Hometown Financial Group, Inc., a Massachusetts corporation (“Hometown”), and the undersigned party (the “Shareholder”).

WHEREAS, subject to the terms and conditions of the Agreement and Plan of Merger (as the same may be amended, supplemented or modified (the “Merger Agreement”)), dated as of the date hereof, by and among Hometown, Hometown Financial Group, Inc., a Maryland corporation (“Newco”), bankESB and Primary Bank (“Primary”), Primary will merge with and into bankESB, with bankESB as the surviving corporation;

WHEREAS, as of the date of this Agreement, the Shareholder owns beneficially or of record, and has the power to vote or direct the voting of, certain shares of common stock issued by Primary, $0.01 par value per share (all such shares, the “Existing Shares”); and

WHEREAS, as a condition and inducement for Hometown and Primary to enter into the Merger Agreement, Hometown requires that the Shareholder, in his or her capacity as a shareholder, enter into this Agreement, and the Shareholder has agreed to enter into this Agreement.

NOW THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.
Definitions. Capitalized terms not defined in this Agreement have the meaning assigned to those terms in the Merger Agreement. The following definition also applies to this Agreement:

a. Beneficial Ownership. For purposes of this Agreement, the terms “beneficial owner” and “beneficially own” shall have the meaning set forth in Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.
Effectiveness; Termination. This Agreement shall be effective upon signing. This Agreement shall automatically terminate and be null and void and of no effect if the Merger Agreement is terminated for any reason in accordance with its terms, as of the date of the termination of the Merger Agreement; provided that (i) this Section 2 and Sections 10 through 15 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful or material breach of any of his or her representations, warranties, covenants or other agreements set forth herein. Section 3 of this Agreement and Section 6 solely with regard to the Shares shall automatically terminate and be null and void and of no effect upon the favorable vote of Primary’s shareholders with respect to the approval of the Merger Agreement and the Merger. Section 4 of this Agreement and Sections 5(b) and 6 with regard to the Merger Shares shall automatically terminate and be null and void and of no effect following the completion of the Lock-Up Periods.
3.
Voting Agreement. From the date hereof until the earlier of (a) the termination of this Agreement in accordance with its terms or (b) the approval of the Merger Agreement at the Primary shareholder meeting to vote upon the Merger Agreement or any related matters (the “Primary Shareholder Meeting”) (such period of time, the “Support Period”), the Shareholder irrevocably and unconditionally hereby agrees, that at the Primary Shareholder Meeting (whether annual or special and each adjourned or postponed meeting), however called, or in connection with any written consent of Primary’s shareholders to vote upon the Merger Agreement, the Shareholder shall (i) appear at the Primary Shareholder Meeting or otherwise cause all of his or her Existing Shares and all other shares of Primary Common Stock or voting securities of Primary over which such Shareholder has acquired beneficial or record ownership after the date hereof and has the power to vote or direct the voting of (including any shares of Primary Common Stock acquired by means of purchase, dividend or distribution, or issued upon the exercise of any stock options to acquire Primary Common Stock or pursuant to any other equity awards or derivative securities (including any Primary Stock Options) or otherwise) (together with the Existing Shares, the “Shares”), to be counted as present thereat for purposes of calculating a quorum, and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of the approval of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, (B) in favor of any proposal to adjourn or postpone the Primary Shareholder Meeting to a later date if there are not sufficient votes to approve the Merger Agreement, (C) against any action or proposal in favor of an Acquisition Proposal, and (D) against any action, proposal, transaction or agreement that would reasonably be likely to (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Primary contained in the Merger Agreement, or of the Shareholder contained in this Agreement, or (2) prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger; provided, that the foregoing applies solely to the Shareholder in his or her capacity as a shareholder and the Shareholder makes no agreement or understanding in this Agreement in the Shareholder’s capacity as a director or officer of Primary or any of its Subsidiaries, and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; and (b) will be construed to prohibit, limit or restrict the Shareholder from exercising (i) the Shareholder’s fiduciary duties as an officer or director to Primary or its shareholders or (ii), if the Shareholder is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his or her duties and obligations as a trustee or fiduciary of such ERISA plan or trust. The Shareholder covenants and agrees that, except for this Agreement, such Shareholder (x) has not entered into, and shall not enter into during the Support Period, any voting agreement or voting trust with respect to the Shares and (y) has not granted, and shall not grant during the Support Period, a proxy, consent or power of attorney with respect to the Shares, except any proxy to carry out the intent of this Agreement and any proxy granted for ordinary course proposals at an annual meeting. The Shareholder agrees not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or otherwise violate the provisions and agreements set forth herein.
4.
Lock-Up Agreement.

(a) Commencing at the Closing Date and ending at 5:00 p.m. Eastern Time on the date which is one year following the Closing Date (the “One-Year Lock-Up Period”), the Shareholder will not directly or indirectly take any action to offer, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, transfer, pledge, or otherwise dispose of, or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of any shares of Newco Common Stock received by the Shareholder pursuant to the Merger Agreement (the “Merger Shares”).

(b) During the period commencing on the date that is one years following the Closing Date and ending at 5:00 p.m. Eastern Time on the date that is two years days following the Closing Date (the “Two-Year Lock-Up Period” and, with the One-Year Lock-Up Period, the “Lock-Up Periods”), the Shareholder will not directly or indirectly take any action to offer, sell, contract to sell, sell any option, warrant, or contract to purchase, purchase any option, warrant, or contract to sell, transfer, pledge, or otherwise dispose of, or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition or otherwise) of more than 50% of the Merger Shares.

(c) Any attempted transfer of the Merger Shares in violation of this Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Agreement and will not be recorded on the stock transfer records of Newco.

(d) The Shareholder also agrees and consents to the entry of stop transfer instructions with Newco and its transfer agent and registrar against the transfer of the Merger Shares, except in compliance with this Agreement. In furtherance of the foregoing, Newco and its transfer agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Up Agreement. Newco may cause a legend in the form set forth below, or a legend substantially equivalent thereto, to be placed upon any certificates or other documents, ledgers, or instruments evidencing the Shareholder’s ownership of the Merger Shares:

THE SHARES REPRESENTED BY THIS INSTRUMENT ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A VOTING AND LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF HOMETOWN FINANCIAL GROUP, INC.

5.
Post-Closing Non-Competition and Voting Provisions.

(a) For a period of three years following the Closing Date, the Shareholder agrees, without the written consent of Hometown, not to become an officer, employee, consultant, director, trustee, independent contractor, agent, joint venturer, partner or trustee of any savings bank, cooperative bank, trust company, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, any mortgage or loan broker or any other entity that is headquartered or chartered in New Hampshire; provided that this provision shall not apply to any Shareholder that had an employment agreement with Primary immediately prior to the execution of the Merger Agreement.

(b) During the Lock-Up Periods, at any Annual or Special Meeting of Shareholders of Newco, the Shareholder covenants and agrees, and shall require each of his or her Affiliates, to vote all Merger Shares beneficially owned by them and all other shares of Newco Common Stock or voting securities of Newco over which such Shareholder has acquired beneficial or record ownership after the Closing Date and has the power to vote or direct the voting of in favor of (i) the nominees for election or re-election as directors of Newco selected by the Board of Directors of the Company and otherwise support such director candidates; and (ii) such other proposals submitted to the Shareholders of Newco as are recommended by the Board of Directors of Newco.

(c) During the Lock-Up Periods, the Shareholder agrees to use reasonable best efforts to maintain with bankESB any deposit, loan and other business relationships with Primary in existence as of the date of this Agreement.

6.
Transfer Restrictions. The Shareholder hereby agrees that such Shareholder will not, without the prior written consent of Hometown, directly or indirectly, offer for sale, sell, transfer, assign, give, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), enter into any swap or other hedging arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition of (by merger, by testamentary disposition, by operation of law or otherwise) or otherwise convey or dispose of, any of the Shares during the Support Period or the Merger Shares during the Lock-Up Periods, or any interest therein, including the right to vote any Shares or Merger Shares, as applicable (a “Transfer”); provided, that the Shareholder may (i) Transfer Shares or Merger Shares pursuant to any currently existing pledge agreement or for estate planning or philanthropic purposes so long as the transferee, before the date of Transfer, agrees in writing to be bound by and comply with the provisions of this Agreement and the Shareholder provides at least two (2) days’ written notice to Hometown (which shall include the written consent of the transferee agreeing to be bound by and comply with the provisions of this Agreement), in which case the Shareholder shall remain jointly and severally liable for any breach of this Agreement by such transferee, (ii) bequeath Shares or Merger Shares by will or operation of law, in which case this Agreement shall bind the transferee, (iii) surrender Shares to Primary in connection to pay the exercise price of any Stock Options or to satisfy any withholding for the payment of taxes incurred in connection with such exercise or (iv) Transfer Shares or Merger Shares as is otherwise permitted in writing by Hometown in its sole discretion.
7.
Representations of the Shareholder. The Shareholder represents and warrants to Hometown as follows: (a) the Shareholder has full legal right, capacity and authority to execute and deliver this Agreement, to perform the Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby; (b) this Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery of this Agreement by Hometown, constitutes a valid and legally binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, and no other action is necessary to authorize the execution and delivery of this Agreement by the Shareholder or the performance of his or her obligations hereunder; (c) the execution and delivery of this Agreement by the Shareholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any law or result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien on any of the Shares pursuant to, any agreement or other instrument or obligation binding upon the Shareholder or the Shares (including under the articles of agreement and bylaws of Primary), nor require any authorization, consent or approval of, or filing with, any Governmental Entity; (d) the Shareholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) and has the power to vote or direct the voting of the Shares, and the number of such Shares as of the date of this Agreement is identified on the signature page hereto; and (e) the Shareholder beneficially owns the Shares free and clear of any proxy, voting restriction, adverse claim or other lien (other than any restrictions created or permitted by this Agreement or under applicable federal or state securities laws). The Shareholder agrees that the Shareholder shall not take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Shareholder of his or her obligations under this Agreement. The Shareholder agrees to cause any of his, her or its Affiliates to cooperate fully with Hometown in connection with the Merger Agreement and the transactions contemplated thereto. The Shareholder agrees, without further consideration, to execute and deliver such additional documents and to take such further actions as are necessary or reasonably requested by Hometown to confirm and assure the rights and obligations set forth in this Agreement. The Shareholder understands and acknowledges that Hometown is entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such

Shareholder and the representations and warranties of such Shareholder contained herein. Such Shareholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.
8.
Publicity. The Shareholder hereby authorizes Hometown and Primary to publish and disclose in any announcement or disclosure in connection with the Merger, including the stock offering prospectus, Proxy Statement or any other filing with any Governmental Entity made in connection with the Merger, the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligations under this Agreement. The Shareholder agrees to notify Hometown as promptly as practicable of any inaccuracies or omissions in any information relating to the Shareholder that is so published or disclosed.
9.
Entire Agreement; Assignment. The recitals are incorporated as a part of this Agreement. This Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than, if the Shareholder is a director or officer of Primary, with respect to any employment, change of control or settlement agreement between the Shareholder and either Hometown or Primary, or its Affiliates. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person not a party to this Agreement any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto; provided, however, that the rights under this Agreement are assignable by Hometown to a majority-owned affiliate or any successor-in-interest of Hometown (including Newco), but no such assignment shall relieve Hometown of its obligations hereunder.
10.
Remedies/Specific Enforcement. Each of the parties hereto agrees that this Agreement is intended to be legally binding and specifically enforceable pursuant to its terms and that Hometown would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with its specific terms and that monetary damages would not provide adequate remedy in such event. Accordingly, in the event of any breach or threatened breach by the Shareholder of any covenant or obligation contained in this Agreement, in addition to any other remedy to which Hometown may be entitled (including monetary damages), Hometown shall be entitled to seek injunctive relief to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions hereof, and the Shareholder hereby waives any defense in any action for specific performance or an injunction or other equitable relief that a remedy at law would be adequate. The Shareholder further agrees that neither Hometown nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and the Shareholder irrevocably waives any right he or she may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
11.
Governing Law. This Agreement is governed by, and shall be interpreted in accordance with, the laws of the State of Maryland, without regard to any applicable conflict of law principles.
12.
Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, electronic mail (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) if to the Shareholder, to the address or e-mail address, as applicable, set forth in Schedule A hereto, and if to Hometown, in accordance with Section 9.5 of the Merger Agreement.
13.
Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
14.
Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Hometown and the Shareholder, and (b) in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.
Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 14.
16.
Counterparts. The parties may execute this Agreement in one or more counterparts, including by facsimile or other electronic signature. All the counterparts will be construed together and will constitute one Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first written above.

HOMETOWN FINANCIAL GROUP, INC.

By:
Matthew S. Sosik
Title:	Chief Executive Officer

[Additional Signatures on Next Page]

SHAREHOLDER:

Name

Title

Number of Shares:

Schedule A

Shareholder Information

Name, Address and E-Mail Address for Notices

ANNEX B

NEW HAMPSHIRE RSA 293-A:13 (DISSENTERS’ RIGHTS)

293-A:13.20 Notice of Appraisal Rights. –

(a)
Where any corporate action specified in RSA 293-A:13.02(a) is to be submitted to a vote at a shareholders' meeting, the meeting notice must state that the corporation has concluded that the shareholders are, are not or may be entitled to assert appraisal rights under this subdivision. If the corporation concludes that appraisal rights are or may be available, a copy of this subdivision must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.
(b)
In a merger pursuant to RSA 293-A:11.05, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in RSA 293-A:13.22.
(c)
Where any corporate action specified in RSA 293-A:13.02(a) is to be approved by written consent of the shareholders pursuant to RSA 293-A:7.04:
(1)
written notice that appraisal rights are, are not or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this subdivision; and
(2)
written notice that appraisal rights are, are not or may be available must be delivered together with the notice to non-consenting and nonvoting shareholders required by RSA 293-A:7.04(e) and (f), may include the materials described in RSA 293-A:13.22 and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this subdivision.
(d)
Where corporate action described in RSA 293-A:13.02(a) is proposed, or a merger pursuant to RSA 293-A:11.05 is effected, the notice referred to in RSA 293-A:13.20(a) or (c), if the corporation concludes that appraisal rights are or may be available, and in RSA 293-A:13.20(b) shall be accompanied by:
(1)
the annual financial statements specified in RSA 293-A:16.20(a) of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with RSA 293-A:16.20(b); provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and
(2)
the latest available quarterly financial statements of such corporation, if any.
(e)
The right to receive the information described in RSA 293-A:13.20(d) may be waived in writing by a shareholder before or after the corporate action.

293-A:13.21 Notice of Intent to Demand Payment and Consequences of Voting or Consenting. –

(a)
If a corporate action specified in RSA 293-A:13.02(a) is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:
(1)
must deliver to the corporation, before the vote is taken, written notice of the shareholder's intent to demand payment if the proposed action is effectuated; and
(2)
must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.
(b)
If a corporate action specified in RSA 293-A:13.02(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must not sign a consent in favor of the proposed action with respect to that class or series of shares.
(c)
A shareholder who fails to satisfy the requirements of RSA 293-A:13.21(a) or (b) is not entitled to payment under this subdivision.

293-A:13.22 Appraisal Notice and Form. –

(a)
If a corporate action requiring appraisal rights under RSA 293-A:13.02(a) becomes effective, the corporation must send a written appraisal notice and the form required by RSA 293-A:13.02(b)(1) to all shareholders who satisfy the requirements of RSA 293-A:13.21(a) or RSA 293-A:13.21(b). In the case of a merger under RSA 293-A:11.05, the parent must deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.
(b)
The appraisal notice must be delivered no earlier than the date the corporate action specified in RSA 293-A:13.02(a) became effective, and no later than 10 days after such date, and must:
(1)
supply a form that (i) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, and (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction;
(2)
state:
(i)
where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under RSA 293-A:13.22(b)(2)(ii);
(ii)
a date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the RSA 293-A:13.22(a) appraisal notice is sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;
(iii)
the corporation's estimate of the fair value of the shares;
(iv)
that, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in RSA 293-A:13.22(b)(2)(ii) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and
(v)
the date by which the notice to withdraw under RSA 293-A:13.23 must be received, which date must be within 20 days after the date specified in RSA 293-A:13.22(b)(2)(ii); and
(3)
be accompanied by a copy of this subdivision.

293-A:13.23 Perfection of Rights; Right to Withdraw. –

(a)
A shareholder who receives notice pursuant to RSA 293-A:13.22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder's certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to RSA 293-A:13.22(b)(2)(ii). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RSA 293-A:13.22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder's shares as after-acquired shares under RSA 293-A:13.25. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to RSA 293-A:13.23(b).
(b)
A shareholder who has complied with RSA 293-A:13.23(a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to RSA 293-A:13.22(b)(2)(v). A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.
(c)
A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder's share certificates where required, each by the date set forth in the notice described in RSA 293-A:13. 22(b), shall not be entitled to payment under this subdivision.

293-A:13.24 Payment. –

(a)
Except as provided in RSA 293-A:13.25, within 30 days after the form required by RSA 293-A:13.22(b)(2)(ii) is due, the corporation shall pay in cash to those shareholders who complied with RSA 293-A:13.23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.
(b)
The payment to each shareholder pursuant to RSA 293-A:13.24(a) must be accompanied by:
(1)
(i) the annual financial statements specified in RSA 293-A:16.20(a) of the corporation that issued the shares to be appraised, which shall be of a date ending not more than 16 months before the date of payment and shall comply with RSA 293-A:16.20(b); provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information, and (ii) the latest available quarterly financial statements of such corporation, if any;
(2)
a statement of the corporation's estimate of the fair value of the shares, which estimate must equal or exceed the corporation's estimate given pursuant to RSA 293-A:13.22(b)(2)(iii);
(3)
a statement that shareholders described in RSA 293-A:13.24(a) have the right to demand further payment under RSA 293-A:13.26 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this subdivision.

293-A:13.25 After-Acquired Shares. –

(a)
A corporation may elect to withhold payment required by RSA 293-A:13.24 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder's shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to RSA 293-A:13.22(b)(1).
(b)
If the corporation elected to withhold payment under RSA 293-A:13.25(a), it must, within 30 days after the form required by RSA 293-A:13.22(b)(2)(ii) is due, notify all shareholders who are described in RSA 293-A:13.25(a):
(1)
of the information required by RSA 293-A:13.24(b)(1);
(2)
of the corporation's estimate of fair value pursuant to RSA 293-A:13.24(b)(2);
(3)
that they may accept the corporation's estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under RSA 293-A:13.26;
(4)
that those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation's offer within 30 days after receiving the offer; and
(5)
that those shareholders who do not satisfy the requirements for demanding appraisal under RSA 293-A:13.26 shall be deemed to have accepted the corporation's offer.
(c)
Within 10 days after receiving the shareholder's acceptance pursuant to RSA 293-A:13.25(b), the corporation must pay in cash the amount it offered under RSA 293-A:13.25(b)(2) to each shareholder who agreed to accept the corporation's offer in full satisfaction of the shareholder's demand.
(d)
Within 40 days after sending the notice described in RSA 293-A:13.25(b), the corporation must pay in cash the amount it offered to pay under RSA 293-A:13.25(b)(2) to each shareholder described in RSA 293-A:13.25(b)(5).

293-A:13.26 Procedure if Shareholder Dissatisfied With Payment or Offer. –

(a)
A shareholder paid pursuant to RSA 293-A:13.24 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder's estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under RSA 293-A:13.24). A shareholder offered payment under RSA 293-A:13.25 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder's stated estimate of the fair value of the shares plus interest.
(b)
A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value plus interest under RSA 293-A:13.26(a) within 30 days after receiving the corporation's payment or offer of payment under RSA 293-A:13.24 or RSA 293-A:13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

293-A:13.30 Court Action. –

(a)
If a shareholder makes demand for payment under RSA 293-A:13.26 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to RSA 293-A:13.26 plus interest.
(b)
The corporation shall commence the proceeding in the appropriate court of the county where the corporation's principal office (or, if none, its registered office) in this state is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.
(c)
The corporation shall make all shareholders (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(d)
The jurisdiction of the court in which the proceeding is commenced under RSA 293-A:13.30(b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.
(e)
Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder's shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value, plus interest, of the shareholder's shares for which the corporation elected to withhold payment under RSA 293-A:13.25.

293-A:13.31 Court Costs and Expenses. –

(a)
The court in an appraisal proceeding commenced under RSA 293-A:13.30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts which the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subdivision.
(b)
The court in an appraisal proceeding may also assess the expenses of the respective parties in amounts the court finds equitable:
(1)
against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of RSA 293-A:13.20, RSA 293-A:13.22, RSA 293-A:13.24, or RSA 293-A:13.25; or
(2)
against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subdivision.
(c)
If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefited.
(d)
To the extent the corporation fails to make a required payment pursuant to RSA 293-A:13.24, RSA 293-A:13.25, or RSA 293-A:13.26, the shareholder may sue directly for the amount owed, and to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

ANNEX C

OPINION OF FINANCIAL ADVISOR TO PRIMARY BANK

July 6, 2026

Board of Directors

Primary Bank

207 Route 101

Bedford, NH 03110

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be paid to holders of Primary Bank (“PRMY”) Common Stock in connection with the proposed acquisition of PRMY (the “Merger”) by Hometown Financial Group MHC (“HFG") subject to the terms and conditions of the Agreement and Plan of Merger dated July 6, 2026 (the "Agreement"). Capitalized terms used herein that are not defined shall have the meaning given to such items in the Agreement.

The Agreement provides that all shares of Primary Common Stock issued and outstanding immediately before the Effective Time (other than Dissenting Shares and shares of Primary Common Stock to be cancelled pursuant to Section 2.1(b)) shall become and be converted into the right to receive, without interest, at the election of the holder thereof and in accordance with the procedures set forth in Sections 2.4 and subject to Section 2.2 and Section 2.5, the following:

A.
for each share of Primary Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 2.4 (a “Cash Election”), subject to adjustment, the right to receive in cash from Newco, without interest, an amount equal to $33.00 (the “Cash Consideration”) (collectively, “Cash Election Shares”); or
B.
for each share of Primary Common Stock with respect to which an election to receive Newco Common Stock has been effectively made and not revoked or lost, pursuant to Section 2.4 (a “Stock Election”), subject to adjustment, the right to receive from Newco the number of shares of Newco Common Stock equal to the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”); or
C.
for each share of Primary Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 2.4 (collectively, “Non-Election Shares”), the right to receive from Newco the Stock Consideration or the Cash Consideration will be determined in accordance with Section 2.2.

“Exchange Ratio” means 3.1 shares of Newco Common Stock (which represents a price of $31.00 divided by the $10.00, which represents the price at which shares are being sold in the Conversion Offerings).

Brean Capital, LLC ("Brean"), as part of its investment banking business, is routinely engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of financial institutions, we have experience and knowledge of the valuation of banking institutions. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of Brean and its affiliates may from time-to-time effect transactions and hold securities of PRMY. To the extent that we have any such position as of the date of this opinion, it has been disclosed to PRMY. This opinion has been reviewed and approved by Brean’s Fairness Committee. In addition, Brean has not had a relationship with PRMY for which we have received compensation during the prior two years.

We have acted as PRMY’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive compensation from PRMY for rendering this opinion, of which we became entitled to receive upon delivery of this opinion. The portion of our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Merger. PRMY has agreed to indemnify us and our affiliates for certain liabilities arising out of our engagement and to reimburse us for certain out-of-pocket expenses incurred in connection with our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)
reviewed a draft of the Agreement and assumed it to be in substantially the same form as the final agreement in all material respects;
(ii)
familiarized ourselves with the financial condition, business, operations, assets, earnings, prospects and senior management’s views as to the future financial performance of PRMY and HFG;
(iii)
reviewed certain financial statements, both audited and unaudited, and related financial information of PRMY and HFG, including annual and quarterly reports filed by the parties with the Federal Deposit Insurance Corporation;
(iv)
discussed with management the future financial prospects of PRMY and HFG in preparing financial projections and pro formas;
(v)
compared certain aspects of the financial performance of PRMY and HFG with similar data available for certain other financial institutions;
(vi)
reviewed the potential amount and timing of cost savings expected to be achieved as a result of the Merger;
(vii)
reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and
(viii)
performed such other analyses and considered such other factors as we deemed appropriate.

We have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in the valuation of financial institutions and their securities.

In rendering our opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by PRMY and HFG and in the discussions with PRMY’s representatives. We have not independently verified the accuracy or completeness of any such information. In that regard, we have assumed that the financial estimates, and estimates and allowances regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of PRMY and HFG and that such estimates will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed and relied upon management’s estimates and projections. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of PRMY and HFG or any of their respective subsidiaries. In addition, we have not reviewed individual credit files, nor have we made an independent evaluation or appraisal of the assets and liabilities of PRMY and HFG nor any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Agreement, when executed by the parties thereto, will conform, in all material respects to our analyses and this opinion, to the draft of the Agreement reviewed by us and that the proposed Merger will be consummated in accordance with the terms set forth in the Agreement. We have assumed that the proposed Merger is, and will be, in compliance with all laws and regulations that are applicable to PRMY and HFG. In rendering this opinion, we have been advised by both PRMY and HFG that there are no known factors that could impede or cause any material delay in obtaining the necessary regulatory and governmental approvals of the proposed Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm, revise or update this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

Our opinion does not address the merits of the underlying decision by PRMY to engage in the proposed Merger and does not constitute a recommendation to any shareholder of PRMY as to how such shareholder should vote on the proposed Merger or any other matter related thereto. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the proposed Merger by any officer, director, or employee, or class of such persons.

This letter is solely for the information of the Board of Directors of PRMY in its evaluation of the proposed Merger and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and all other factors we have considered and deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid to holders of PRMY Common Stock in the Merger pursuant to the Agreement is fair, from a financial point of view, to the shareholders of PRMY.

Sincerely,

Brean Capital, LLC

ANNEX D

HOMETOWN FINANCIAL GROUP, MHC FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF HOMETOWN FINANCIAL GROUP, MHC AND SUBSIDIARIES

* * *

Separate financial statements for Hometown Financial Group, Inc., a Maryland corporation, have not been included in this proxy statement/prospectus because it has not engaged in any significant business activities, has no significant assets, and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information is either not applicable or is included in the accompanying consolidated financial statements or related notes.

Report of Independent Registered Public Accounting Firm

To the Audit Committee of Hometown Financial Group, MHC and Subsidiaries:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hometown Financial Group, MHC and Subsidiaries (the Company) as of June 30, 2026 and 2025, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended June 30, 2026, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2014.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

September 10, 2026

Consolidated Balance Sheets

June 30, 2026 and 2025

(In thousands)

	2026	2025
Assets

Cash and due from banks	$370,279	$276,263
Debt securities available-for-sale, at fair value	733,700	544,331
Debt securities held-to-maturity, at amortized cost	—	54,421
Marketable equity securities, at fair value	2,206	2,309
Federal Home Loan Bank of Boston stock, at cost	10,087	11,633
Federal Reserve Bank of Boston stock, at cost	25,770	23,894
Loans held for sale	16,760	11,035
Loans, net of allowance for credit losses of $49,897 in 2026 and $40,690 in 2025	5,320,643	5,226,399
Premises and equipment, net	67,578	66,499
Foreclosed assets	5,546	—
Accrued interest receivable	19,130	18,679
Net deferred tax asset	50,393	41,302
Bank-owned life insurance, at cash surrender value	146,367	137,191
Goodwill	95,733	95,549
Core deposit intangible	44,605	43,124
Other assets	36,022	36,549
Total Assets	$6,944,819	$6,589,178

Liabilities and Equity

Deposits	5,811,061	5,505,551
Federal Home Loan Bank advances	157,406	189,179
Senior note payable, net	134,441	133,602
Subordinated debentures	9,000	9,000
Accrued expenses and other liabilities	77,598	63,125
Total Liabilities	6,189,506	5,900,457

Equity
Retained earnings	765,085	699,158
Accumulated other comprehensive loss	(9,772)	(10,437)
Total Equity	755,313	688,721
Total Liabilities and Equity	$6,944,819	$6,589,178

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

Years Ended June 30, 2026 and 2025

(In thousands)

	2026	2025
Interest and dividend income:
Interest, including fees	$305,654	$274,051
Securities	33,455	29,603
Other	10,146	7,669
Total interest and dividend income	349,255	311,323
Interest expense:
Deposits	98,912	102,594
Federal Home Loan Bank advances	7,448	10,618
Other borrowing	13,316	13,173
Total interest expense	119,676	126,385
Net interest income	229,579	184,938
Credit loss expense - loans	39,309	10,695
Credit loss expense - off-balance sheet credit exposure	407	1,598
Net interest income, after credit loss expense	189,863	172,645
Non-interest income:
Customer service fees	10,785	9,319
Check card income	8,519	8,434
Net realized loss on marketable equity securities	(103)	(82)
Net realized loss on available-for-sale securities	(1,021)	—
Loan servicing, net	887	987
Gain on sale of loans	1,820	1,375
Gain on sale of fixed assets	268	147
Bank-owned life insurance	5,265	3,420
Investment commissions	830	711
Gain on bargain purchase	—	988
Other	4,780	3,754
Total non-interest income	32,030	29,053
Non-interest expense:
Salaries and employee benefits	86,413	76,253
Occupancy and equipment	21,401	16,611
Data processing	6,287	6,249
Deposit insurance	3,641	3,411
Advertising	5,152	4,131
Professional fees	3,358	3,050
Digital banking	8,561	7,342
Amortization of core deposit intangible assets	6,139	4,938
Merger expenses	3,064	1,030
Other general and administrative	20,392	13,776
Total non-interest expense	164,408	136,791
Income before income tax expense	57,485	64,907
Income tax expense	14,060	16,996
Net income	$43,425	$47,911

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years Ended June 30, 2026 and 2025

(In thousands)

	2026	2025
Net income	$43,425	$47,911
Other comprehensive income:
Unrealized holding gains (losses) on available-for-sale securities	(259)	4,081
Reclassification adjustment for losses included in earnings (1)	1,021	—
Net unrealized gain	762	4,081
Tax effect	(97)	(857)
Other comprehensive income	665	3,224
Comprehensive income	$44,090	$51,135

(1)
Realized losses on available-for-sale securities are recognized as a component of non-interest income. The tax effect applicable to the realized loss from accumulated other comprehensive loss was $214,000 for the year ended June 30, 2026 and is included in the tax effect presented above.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Years Ended June 30, 2026 and 2025

(In thousands)

		Accumulated
		Other
	Retained	Comprehensive
	Earnings	Income (Loss)	Total
Balance, June 30, 2024	$479,638	$(13,661)	$465,977

Acquisition of North Shore Bank (Note 2)	171,609	—	171,609

Comprehensive income	47,911	3,224	51,135

Balance, June 30, 2025	699,158	(10,437)	688,721

Acquisition of Colonial Federal Savings Bank (Note 2)	22,502	—	22,502

Comprehensive income	43,425	665	44,090

Balance, June 30, 2026	$765,085	$(9,772)	$755,313

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended June 30, 2026 and 2025

(In thousands)

	2026	2025
Cash flows from operating activities:
Net income	$43,425	$47,911
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization (accretion) of securities, net	(2,751)	(2,113)
Amortization (accretion) of purchase accounting entries, net	(16,439)	(12,828)
Amortization of core deposit intangible assets	6,139	4,938
Net loss on sales of available-for-sale securities	1,021	—
Net realized loss on marketable equity securities	103	82
Deferred loan origination fees	(123)	(179)
Credit loss expense - loans	39,309	10,695
Credit loss expense - off-balance sheet credit exposure	407	1,598
Origination of loans held for sale	(157,334)	(130,176)
Sale of loans	151,609	119,141
Depreciation and amortization on premises and equipment	6,537	4,806
Increase (decrease) in accrued interest receivable	(451)	904
Deferred tax expense (benefit)	(3,120)	3,849
Bank-owned life insurance income	(5,265)	(3,420)
Disposal of fixed assets, net of gain	36	295
Other, net	10,104	(30,347)
Gain on bargain purchase	—	(988)
Net cash provided by operating activities	73,207	14,168

Cash flows from investing activities:
Proceeds from maturities of interest-bearing deposits	—	250
Purchases of available-for-sale securities	(154,880)	(86,419)
Purchases of held-to-maturity securities	—	(515)
Proceeds from maturities, calls and paydowns of available-for-sale securities	117,902	131,877
Proceeds from sale of available-for-sale securities	38,327	—
Proceeds from maturities, calls and paydowns of held-to-maturity securities	3,588	5,690
Proceeds from Fed Funds sold	646	—
Redemption of Federal Home Loan Bank of Boston stock	2,053	3,797
Purchase of Federal Reserve Bank of Boston stock	(1,876)	(6,563)
Loan principal (originations) collections, net	71,831	(68,983)
Loans purchased	(27,739)	(14,054)
Purchases of premises and equipment	(3,267)	(3,412)
Proceeds from sale of fixed assets	183	147
Proceeds from bank-owned life insurance	7,139	592
Net cash received in connection with business combination	19,645	43,220
Cash paid for CFSB transaction	(39,911)	—
Net cash provided by investing activities	33,641	5,627

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (concluded)

Years Ended June 30, 2026 and 2025

(In thousands)

	2026	2025
Cash flows from financing activities:
Net increase in deposits	26,147	211,969
Net change in short-term borrowings	—	(8,200)
Proceeds from issuance of long-term Federal Home Loan Bank of Boston advances	—	24,016
Repayment of long-term Federal Home Loan Bank of Boston advances	(39,498)	(113,580)
Net increase in mortgagors’ escrow accounts	519	449
Net cash provided by (used in) financing activities	(12,832)	114,654

Net change in cash and due from banks	94,016	134,449
Cash and due from banks at beginning of year	276,263	141,814

Cash and due from banks at end of year	$370,279	$276,263

Supplemental disclosures:
Cash paid during the year for:
Interest	$117,668	$124,457
Income taxes	16,295	19,561

Non-cash activities:
In connection with the business combination detailed in Note 2 to the consolidated financial statements:
Fair value of assets acquired	$353,407	$1,611,239
Intangible assets	7,805	31,127
Fair value of liabilities assumed	291,179	1,438,642
Transfer of securities held-to-maturity to available-for-sale, at amortized cost	51,455	—
Loans transferred to foreclosed assets	5,546	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended June 30, 2026 and 2025

1.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Operations

The consolidated financial statements include the accounts of Hometown Financial Group, MHC (the "Company"), a mutual holding company, its wholly owned subsidiary, Hometown Financial Group, Inc., and all wholly owned subsidiaries of Hometown Financial Group, Inc., including bankESB, bankHometown, TruNorth Bank, and their respective subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company, through its banking subsidiaries, provides a broad range of banking and financial services to individuals, businesses, and municipalities primarily throughout Massachusetts and northern Connecticut. The Company's primary deposit products include checking, savings, money market, and term certificate of deposit accounts. Its primary lending activities consist of residential real estate, commercial real estate, commercial business, construction, and home equity loans. The Company also provides wealth management, cash management, and other related financial services.

In 2024, Easthampton Savings Bank was renamed bankESB and Hometown Bank was renamed bankHometown. Effective February 6, 2026, North Shore Bank was renamed TruNorth Bank in connection with the Company's rebranding initiative. These name changes did not affect the Company's legal structure, operations, or consolidated financial condition.

Subsequent to June 30, 2026, effective August 21, 2026, TruNorth Bank and bankHometown were merged into bankESB, and bankESB was renamed TruNorth Bank. See Note 21 for additional information.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for credit losses, fair value measurements associated with acquired loans and business combinations, goodwill impairment assessments, the valuation of foreclosed assets, and the determination of deferred tax assets and liabilities.

Significant Group Concentrations of Credit Risk

The Company's lending activities are concentrated primarily in Massachusetts and northern Connecticut. The loan portfolio consists principally of residential real estate, commercial real estate, multifamily, construction, home equity, and commercial business loans. As a result, the collectability of the loan portfolio is dependent upon economic conditions within the Company's market area, including employment levels, business activity, and real estate values.

In the normal course of business, the Company maintains deposits with other financial institutions that may exceed federally insured limits. Management monitors these balances and believes the related credit risk is not significant.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits in other financial institutions, and federal funds sold with original maturities of three months or less.

Fair Value Hierarchy

The Company measures certain assets and liabilities at fair value in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies.

Level 1 – Valuations are based on quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Valuations are based on observable inputs other than quoted prices included in Level 1, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in less active markets, and other observable market inputs.

Level 3 – Valuations are based on unobservable inputs that are significant to the fair value measurement and reflect the assumptions that market participants would use in pricing the asset or liability.

The level assigned to a fair value measurement is based on the lowest level input that is significant to the measurement in its entirety. Additional information regarding the Company's fair value measurements is included in the related fair value footnote.

Reclassification

Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current year presentation. Such reclassifications had no effect on previously reported net income, comprehensive income, capital, or cash flows.

Securities

Available-for-Sale Securities

Debt securities are classified as available-for-sale ("AFS") and carried at fair value. Unrealized gains and losses are excluded from earnings and reported in accumulated other comprehensive income (loss), net of applicable income taxes. Premiums and discounts are amortized or accreted into interest income using the interest method over the contractual life of the securities, with premiums on callable debt securities amortized to the earliest call date. Realized gains and losses on sales of securities are recognized on the trade date using the specific identification method.

At each reporting date, the Company evaluates AFS debt securities in an unrealized loss position to determine whether a credit loss exists. The Company first assesses whether it intends to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either condition exists, the security's amortized cost basis is written down to fair value through earnings.

For AFS debt securities that the Company does not intend to sell and is not more likely than not to be required to sell, the Company evaluates whether a credit loss exists. Credit losses are recognized through an allowance for credit losses and are limited to the amount by which the fair value of a security is less than its amortized cost basis. Any unrealized loss not attributable to credit factors is recognized in accumulated other comprehensive income (loss), net of applicable income taxes. Changes in the allowance for credit losses are recognized in earnings through the provision for credit losses.

Equity Securities

Equity securities with readily determinable fair values are measured at fair value, with changes in fair value recognized in earnings as a component of non-interest income.

Federal Home Loan Bank of Boston Stock and Federal Reserve Stock

Federal Home Loan Bank of Boston stock and Federal Reserve Bank stock are carried at cost, less impairment, if any, as these investments do not have readily determinable fair values. Management evaluates these investments for impairment based on their ultimate recoverability.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance with a corresponding charge to earnings. Gains and losses on the sale of loans are recognized at the time of sale and are included in non-interest income.

Accrued Interest Receivable

The Company has elected not to measure an allowance for credit losses on accrued interest receivable. Instead, accrued interest receivable is written off or reversed through interest income in a timely manner when deemed uncollectible.

Accrual of interest on loans is generally discontinued when a loan becomes 90 days past due as to principal or interest, or earlier when collection of principal or interest is considered doubtful. Accrued but uncollected interest is reversed against interest income upon placement on nonaccrual status. Interest accrued on investment securities is reversed when collection is considered doubtful.

Loans

The Company's loan portfolio consists of one- to four-family residential real estate loans, home equity loans and lines of credit, commercial real estate loans, construction loans, multifamily loans, commercial loans, and consumer loans. Commercial loans include term loans, lines of credit, and municipal loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances, net of charge-offs, the allowance for credit losses, and deferred loan fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to yield using the interest method over the contractual life of the related loans.

The accrual of interest is generally discontinued when a loan becomes 90 days past due as to principal or interest, unless the loan is both well secured and in the process of collection. In all cases, loans are placed on nonaccrual status when collection of principal or interest is considered doubtful. When a loan is placed on nonaccrual status, previously accrued but unpaid interest is reversed against interest income.

Interest payments received on nonaccrual loans are generally recognized using the cash basis or cost recovery method. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Acquired Loans

Loans acquired in a business combination are recorded at fair value as of the acquisition date in accordance with ASC 805, Business Combinations. Accordingly, no allowance for credit losses carried by the acquired institution is recognized at acquisition.

The fair value of acquired loans is estimated using discounted cash flow methodologies that incorporate assumptions regarding expected future principal and interest cash flows, market interest rates, credit quality, loan type, contractual terms, prepayment speeds, and expected default experience.

Acquired loans are classified at acquisition as either purchased credit deteriorated ("PCD") or non-PCD loans based on whether there has been more-than-insignificant deterioration in credit quality since origination.

The difference between the unpaid principal balance and the fair value of acquired loans is recognized as a discount or premium and is accreted or amortized into interest income over the estimated remaining life of the loans using the effective interest method.

For acquired loans classified as non-PCD, the Company records an allowance for expected credit losses at acquisition with a corresponding charge to provision for credit losses in accordance with ASC 326.

For acquired loans classified as PCD, the Company records an allowance for credit losses at acquisition through a gross-up of the amortized cost basis of the loans. The initial allowance is not recognized through provision expense. Subsequent changes in expected credit losses are recognized through the provision for credit losses.

Allowance for Credit Losses – Loans

The Allowance for Credit Losses ("ACL") represents management's estimate of expected credit losses over the contractual life of loans, adjusted for expected prepayments. The estimate is based on relevant information available as of the balance sheet date, including historical credit loss experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts.

Loans that share similar risk characteristics are evaluated collectively for expected credit losses. The Company segments its loan portfolio into the following classes: one- to four-family residential real estate loans, home equity loans and lines of credit, commercial real estate loans, construction loans, multifamily loans, commercial loans, and consumer loans. Loans that do not share similar risk characteristics with other loans are evaluated individually.

Expected credit losses are estimated using a probability of default ("PD") and loss given default ("LGD") methodology. The methodology incorporates borrower-specific risk characteristics, loan attributes, historical loss experience, current conditions, and reasonable and supportable economic forecasts. The Company also considers qualitative factors that may not be fully reflected in the quantitative analysis, including trends in delinquencies, nonaccrual loans, and classified assets; changes in loan volumes, portfolio mix, and credit concentrations; changes in underwriting standards and lending policies; the experience and depth of lending personnel; and local, regional, and national economic conditions.

Loans Evaluated Individually

Loans that do not share similar risk characteristics with other loans in the portfolio are evaluated on an individual basis. Loans that are individually evaluated are excluded from pools of loans collectively evaluated for expected credit losses.

For loans evaluated individually that are not collateral-dependent, expected credit losses are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate.

A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. For collateral-dependent loans, expected credit losses are measured based on the fair value of the collateral as of the reporting date, adjusted for estimated costs to sell when repayment is expected to be obtained through the sale of the collateral.

Expected credit losses on individually evaluated loans are reflected through the allowance for credit losses, with changes recognized through the provision for credit losses.

Allowance for Credit Losses – Off-Balance Sheet Credit Exposures

The Company is exposed to credit risk through off-balance sheet financial instruments, including commitments to extend credit, standby letters of credit, and other lending-related commitments. The Company estimates expected credit losses over the contractual period during which it is exposed to credit risk under these arrangements, unless the obligation is unconditionally cancellable by the Company.

The allowance for credit losses on off-balance sheet credit exposures is recorded as a liability within other liabilities on the consolidated balance sheets. Changes in the allowance are recognized through the provision for credit losses in the consolidated statements of income.

The estimate of expected credit losses on off-balance sheet credit exposures incorporates the likelihood that funding will occur and the expected credit losses on commitments expected to be funded over their estimated lives. The estimate is based on the same methodologies and assumptions used in estimating the allowance for credit losses on funded loans, including consideration of historical credit loss experience, current conditions, and reasonable and supportable forecasts.

Bank-Owned Life Insurance

The Company maintains investments in bank-owned life insurance ("BOLI") on certain current and former officers. BOLI is carried at the cash surrender value of the underlying insurance policies and is reported as a separate line item in the consolidated balance sheets.

Changes in the cash surrender value of BOLI policies, as well as death benefit proceeds in excess of the related cash surrender value, are recognized in non-interest income. Such income is generally not subject to federal income taxes.

Mortgage Servicing Rights

Mortgage servicing rights ("MSRs") are recognized at fair value when mortgage loans are sold with servicing retained. Thereafter, MSRs are accounted for using the amortization method and are amortized in proportion to, and over the estimated period of, net servicing income.

The fair value of MSRs is estimated using a discounted cash flow model that calculates the present value of estimated future net servicing income. Significant assumptions utilized in the valuation include servicing costs, discount rates, prepayment speeds, and other assumptions that management believes market participants would use in estimating future servicing income.

MSRs are included in other assets in the consolidated balance sheets and are stratified based on predominant risk characteristics, including loan type and interest rate.

MSRs are evaluated for impairment based on their fair value by stratification. Impairment is recognized through a valuation allowance and recorded as a charge to loan servicing fee income. Subsequent recoveries in fair value are recognized through reductions of the related valuation allowance, but not below zero.

Foreclosed Assets

Assets acquired through foreclosure or by deed in lieu of foreclosure are classified as foreclosed assets and are generally recorded at fair value less estimated costs to sell at the date of acquisition, establishing a new cost basis.

Subsequent to acquisition, foreclosed assets are carried at the lower of carrying value or fair value less estimated costs to sell. Fair value is generally based on appraisals, broker price opinions, or other relevant valuation techniques. Declines in fair value subsequent to acquisition are recognized through a valuation allowance or direct write-down.

Costs to operate and maintain foreclosed assets and gains or losses upon disposition are included in non-interest expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Land is carried at cost and is not depreciated.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which generally range from 3 to 10 years for furniture, equipment, and vehicles, 5 to 15 years for leasehold improvements, and 7 to 39 years for buildings and building improvements. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term, including renewal periods that are reasonably certain to be exercised.

Expenditures for routine maintenance and repairs are charged to expense as incurred, while expenditures that materially increase the value or extend the useful life of an asset are capitalized. Gains and losses on the sale or disposal of premises and equipment are recognized in non-interest income or non-interest expense.

Leases

The Company determines whether an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets are included in other assets, and operating lease liabilities are included in other liabilities in the consolidated balance sheets. The Company does not have any finance leases.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term.

Because most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate to determine the present value of lease payments. The incremental borrowing rate is based on the Company's estimated borrowing rate for a secured borrowing with a similar term and is generally derived from Federal Home Loan Bank of Boston advance rates, adjusted for the lease term and other relevant factors. When readily determinable, the implicit rate in the lease is used.

ROU assets are recorded net of lease incentives, as applicable. Lease terms include renewal and termination options when it is reasonably certain that the Company will exercise those options.

Lease expense for operating leases is recognized on a straight-line basis over the lease term.

Goodwill and Core Deposit Intangibles

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized but is evaluated for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company may perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that impairment may exist, or if the Company elects to bypass the qualitative assessment, the Company compares the fair value of the reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the amount of goodwill allocated to the reporting unit.

The fair value of a reporting unit is estimated using observable market data when available and may incorporate valuation techniques that include discounted cash flow analyses, market multiples, and other valuation methodologies.

The Company performed its annual qualitative goodwill impairment assessment as of June 30, 2026 and determined that it was more likely than not that the fair value of its consolidated reporting unit exceeded its carrying amount. Accordingly, no goodwill impairment existed, and no impairment charge was recorded for the years ended June 30, 2026 and 2025.

Core deposit intangible assets represent the estimated value of acquired deposit relationships and are amortized on a straight-line basis over their estimated useful lives. Core deposit intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment losses related to goodwill and core deposit intangible assets, if any, are recognized in earnings. Period-specific conclusions regarding impairment are disclosed in the goodwill and intangible assets footnote, as applicable.

Segment Reporting

The Company operates as a community banking organization and has determined that it has one operating segment and one reportable segment.

Transfers of Financial Assets

The Company accounts for transfers of financial assets as sales when control over the assets has been surrendered in accordance with ASC 860, Transfers and Servicing. Control is considered surrendered when the transferred assets have been legally isolated from the Company, the transferee has the right to pledge or exchange the assets, and the Company does not maintain effective control over the transferred assets.

Transfers of financial assets that qualify for sale accounting are removed from the consolidated balance sheets and any resulting gain or loss is recognized in earnings. Transfers that do not qualify for sale accounting are accounted for as secured borrowings.

In the normal course of business, the Company may transfer portions of financial assets, including loan participations and the guaranteed portions of loans. Such transfers are accounted for as sales only when the transferred interests meet the definition of a participating interest under applicable accounting guidance.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services.

The majority of the Company's revenues are derived from financial instruments and other activities that are not within the scope of ASC 606, including interest income on loans and investment securities, loan fees that are recognized as yield adjustments, mortgage servicing income, gains and losses on investment securities, and bank-owned life insurance income.

Revenue within the scope of ASC 606 is primarily reported as a component of non-interest income and consists principally of deposit-related service charges and fees, including account maintenance fees, overdraft fees, nonsufficient funds fees, stop-payment fees, wire transfer fees, and other transaction-based service charges.

Performance obligations related to deposit service fees are generally satisfied at the point in time the underlying transaction is executed or the requested service is provided. Revenue is recognized when the performance obligation is satisfied and collection of the related consideration is probable. Payment for these services is typically received immediately or is charged directly to the customer's deposit account.

Advertising

The Company expenses advertising costs as incurred, with such costs included in non-interest expense.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on available-for-sale securities, net of applicable income taxes, and is reported as a separate component of equity.

Commitments and Contingencies

In the normal course of business, the Company is subject to various commitments, contingencies, and legal proceedings. Loss contingencies are accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company discloses loss contingencies when there is at least a reasonable possibility that a loss may have been incurred.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which the temporary differences are expected to reverse.

The effect of changes in tax rates or tax laws is recognized in income during the period that includes the enactment date.

Deferred tax assets are evaluated for realizability and reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing realizability, management considers available positive and negative evidence, including historical operating results, projected future taxable income, tax-planning strategies, and the reversal of existing temporary differences.

The Company recognizes the financial statement effect of a tax position when it is more likely than not that the position will be sustained upon examination by the applicable taxing authority. Interest and penalties related to uncertain tax positions are recognized as a component of income tax expense.

Recently Issued Accounting Pronouncements

Management has evaluated recently issued accounting pronouncements that are not yet effective and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements, except for additional disclosure requirements that may apply in future reporting periods.

2.
BUSINESS COMBINATION

Colonial Federal Savings Bank Acquisition

On October 31, 2025, the Company completed its acquisition of Colonial Federal Savings Bank ("CFSB"). The transaction was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Accordingly, the identifiable assets acquired and liabilities assumed were recognized at their estimated fair values as of the acquisition date.

The acquisition was undertaken to expand the Company’s community banking presence and enhance service to customers in its existing and adjacent markets. The fair value of consideration transferred was $22.5 million. The acquisition resulted in the recognition of goodwill of $185 thousand and a core deposit intangible asset of $7.6 million. Goodwill represents the expected synergies and other benefits from the acquired operations that do not qualify for separate recognition. Acquired loans were recorded at fair value as of the acquisition date, and no allowance for credit losses of CFSB was carried over.

Pursuant to the merger agreement and in connection with the acquisition, TruNorth Bank paid a special dividend of approximately $39.9 million to Hometown Financial Group, Inc. prior to closing. The dividend reduced CFSB’s equity/net book value prior to the acquisition and is reflected in the reconciliation of net identifiable assets acquired to goodwill below.

The Company incurred $2.6 million of acquisition-related costs associated with the CFSB acquisition, which are included in the consolidated statement of income. Additional merger expenses presented in the consolidated statement of income primarily relate to the unification of the Company’s three banking subsidiaries.

Pro forma revenue and earnings information has not been presented because the effects of the acquisition were not material to the consolidated financial statements.

The following table presents the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Net Assets Acquired at Fair Value

(In thousands)
Equity recognized in connection with acquisition	$22,502
Assets
Cash and cash equivalents	19,645
Investments	137,312
Gross loans	166,196
Premises and equipment	4,568
Core deposit intangible	7,620
Deferred tax asset	6,068
Other assets	11,998
Total assets acquired	353,407

Liabilities
Deposits	278,489
Borrowings	7,760
Other liabilities	4,930
Total liabilities assumed	291,179
Net identifiable assets acquired	62,228
Less: cash paid in connection with transaction	(39,911)
Net assets acquired	$22,317
Goodwill	$185

Goodwill increased from $95.5 million at June 30, 2025 to $95.7 million at June 30, 2026 as a result of goodwill recognized in connection with the CFSB acquisition.

North Shore Bank Merger

On September 20, 2024, the Company completed its merger with North Shore Bank ("NSB"). In connection with the transaction, NSB merged with Abington Bank, and the combined institution operated under the North Shore Bank name until its February 6, 2026 rebranding to TruNorth Bank, with Abington Bank operating as a division of North Shore Bank.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. The Company recorded total assets acquired of $1.6 billion and total liabilities assumed of $1.4 billion. The excess of the estimated fair value of net assets acquired over the equity recognized in connection with the acquisition resulted in the recognition of a bargain purchase gain of $988 thousand, which was recorded in non-interest income during fiscal 2025. Before recognizing the bargain purchase gain, management reassessed the valuation of the assets acquired and liabilities assumed and concluded that the fair values were appropriate. Acquisition-related costs of $1.0 million were recognized in non-interest expense during fiscal 2025. The primary purpose of the transaction was to expand the Company's community banking presence and enhance service to customers in its existing and adjacent markets.

The following table presents the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date:

Net Assets Acquired at Fair Value

(In thousands)
Equity recognized in connection with acquisition	$171,609
Assets
Cash and cash equivalents	43,220
Investments	207,238
Gross Loans	1,248,880
Premises and equipment	14,624
Core deposit intangible	31,127
Deferred tax asset	20,246
Mortgage servicing asset	676
Other assets	45,228
Total assets acquired	1,611,239

Liabilities
Deposits	1,389,790
Borrowings	23,304
Other liabilities	25,548
Total liabilities assumed	1,438,642
Net Assets Acquired	$172,597
Bargain purchase gain	$(988)

3.
SECURITIES

Securities Available-for-Sale and Held to Maturity

The following table presents the amortized cost and fair value of securities, with gross unrealized gains and losses at June 30, 2026 and 2025:

		Net	Gross	Gross
	Amortized	Carrying	Unrealized	Unrealized	Fair
	Cost	Amount	Gains	Losses	Value
	(In thousands)
Securities available-for-sale:

June 30, 2026:
U.S. Treasury	$24,983	$24,983	$12	$(381)	$24,614
GSE Debenture	2,855	2,855	—	(57)	2,798
GSE Collateralized Mortgage Obligation	137,435	137,435	127	(3,841)	133,721
GSE Mortgage Backed Securities	423,497	423,497	1,689	(7,708)	417,478
Corporate Debt Obligation	96,788	96,788	452	(2,017)	95,223
Municipal Obligation	55,243	55,243	27	(628)	54,642
Small Business Administration	5,403	5,403	—	(179)	5,224
Total securities available-for-sale	$746,204	$746,204	$2,307	$(14,811)	$733,700

Securities available-for-sale:

June 30, 2025:
U.S. Treasury	$5,997	$5,997	$20	$—	$6,017
GSE Debenture	4,681	4,681	—	(25)	4,656
GSE Collateralized Mortgage Obligation	149,418	149,418	174	(3,981)	145,611
GSE Mortgage Backed Securities	317,923	317,923	1,749	(7,589)	312,083
Corporate Debt Obligation	51,701	51,701	117	(3,155)	48,663
Municipal Obligation	17,740	17,740	9	(393)	17,356
Small Business Administration	10,136	10,136	2	(193)	9,945
Total securities available-for-sale	$557,596	$557,596	$2,071	$(15,336)	$544,331

Securities held-to-maturity:

June 30, 2025:
GSE Debenture	$3,140	$3,140	$—	$(52)	$3,088
GSE Collateralized Mortgage Obligation	11,222	11,222	—	(520)	10,702
GSE Mortgage Backed Securities	27,315	27,315	—	(631)	26,684
Municipal Obligation	12,744	12,744	—	(149)	12,595
Total securities held-to-maturity	$54,421	$54,421	$—	$(1,352)	$53,069

Accrued interest receivable on investment securities totaled $3.9 million and $3.4 million at June 30, 2026 and 2025, respectively.

Transfer of Held-to-Maturity Securities

During the year ended June 30, 2026, the Company transferred all debt securities previously classified as HTM to AFS. The transfer was made to better align the classification of the investment portfolio with the Company’s balance sheet strategy, liquidity planning, interest rate risk management, and broader corporate objectives in connection with the pending unification of its banking subsidiaries. In accordance with ASC 320, Investments—Debt Securities, the securities were reclassified to AFS at fair value, and the related net unrealized loss at the date of transfer was recorded in accumulated other comprehensive loss. Following the transfer, the Company had no securities classified as HTM as of June 30, 2026. Management concluded that the transfer was made in connection with a change in facts and circumstances, including management's reassessment of the classification of the investment portfolio. Management concluded that the transfer did not affect the appropriateness of the prior held-to-maturity classification.

The following table presents the amortized cost, net unrealized loss, and fair value of debt securities transferred from HTM to AFS during the year ended June 30, 2026:

2026
(In thousands)
Amortized cost	$51,455
Net unrealized loss	(1,280)
Fair value of held-to-maturity securities transferred to available-for-sale	$50,175

No HTM securities were transferred during the year ended June 30, 2025.

The following table presents the fair value of debt securities pledged as collateral at June 30, 2026 and 2025:

	2026	2025
	(In thousands)

	Fair	Fair
Pledged to	Value	Value	Secured
Federal Home Loan Bank of Boston	$575,029	$356,642	Borrowings
Federal Reserve Bank of Boston’s Discount Window	3,528	3,757	Borrowings
State of Connecticut	6,130	6,154	Public deposits
Total pledged available-for-sale securities	$584,687	$366,553

The following table presents amortized cost and fair value of debt securities by contractual maturity at June 30, 2026:

	Available for Sale
	Amortized	Fair
	Cost	Value
	(In thousands)
Due within one year	$11,788	$11,783
Due after one year through five years	77,202	76,392
Due after five years through ten years	71,919	70,302
Due in more than ten years	18,960	18,800
Total securities due at a single maturity date	179,869	177,277
GSE Collateralized Mortgage Obligation (1)	137,435	133,721
GSE Mortgage Backed Securities	423,497	417,478
Small business administration	5,403	5,224
Total securities not due at a single maturity date	566,335	556,423
Total securities available-for-sale	$746,204	$733,700

(1)
Includes $115.7 million of floating rate collateralized mortgage obligations

The following table presents sales of available-for-sale securities during the year ended June 30, 2026. There were no securities sales during the year ended June 30, 2025.

2026
(In thousands)

Par value	$39,671
Net unaccreted discount	(323)
Amortized cost of sold securities	39,348
Net realized loss on available-for-sale securities	(1,021)
Sold principal	38,327
Sold interest	182
Total cash received from sale of available-for-sale securities	$38,509

Information pertaining to securities in an unrealized loss position at June 30, 2026 and 2025, for which no allowance for credit losses was recorded, is presented below by investment category and length of time the securities had been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In thousands)
June 30, 2026:
Securities Available for Sale
Debt securities:
U.S. Treasury	$—	$—	$20,627	$381	$20,627	$381
GSE Debenture	—	—	2,798	57	2,798	57
GSE Collateralized Mortgage Obligation	622	2	122,479	3,839	123,101	3,841
GSE Mortgage Backed Securities	1,401	12	256,435	7,696	257,836	7,708
Corporate Debt Obligation	5,970	5	71,092	2,012	77,062	2,017
Municipal Obligation	733	1	34,750	627	35,483	628
Small Business Administration	10	—	5,110	179	5,120	179
Total securities available- for-sale	$8,736	$20	$513,291	$14,791	$522,027	$14,811

June 30, 2025:
Securities Available for Sale
Debt securities:
GSE Debenture	$663	$25	$—	$—	$663	$25
GSE Collateralized Mortgage Obligation	338	—	129,833	3,981	130,171	3,981
GSE Mortgage Backed Securities	52	—	151,820	7,589	151,872	7,589
Corporate Debt Obligation	—	—	37,611	3,155	37,611	3,155
Municipal Obligation	275	—	10,551	393	10,826	393
Small Business Administration	12	—	9,502	193	9,514	193
Total securities available- for-sale	$1,340	$25	$339,317	$15,311	$340,657	$15,336

Securities Held to Maturity
GSE Debenture	$—	$—	$2,088	$52	$2,088	$52
GSE Mortgage Backed Securities	—	—	25,410	631	25,410	631
Corporate Debt Obligation	—	—	10,702	520	10,702	520
Municipal Obligation	354	—	6,822	149	7,176	149
Total securities held- to-maturity	$354	$—	$45,022	$1,352	$45,376	$1,352

At June 30, 2026, debt securities in an unrealized loss position had aggregate unrealized losses of $14.8 million, representing approximately 2.0% of the amortized cost of the available-for-sale securities portfolio.

Allowance for Credit Losses – Available for Sale Securities

Unrealized losses on available-for-sale debt securities at June 30, 2026 and 2025 were attributable primarily to changes in market interest rates and not to deterioration in the credit quality of the issuers. The Company does not intend to sell these securities, and it is not more likely than not that it will be required to sell the securities before recovery of their amortized cost basis.

Accordingly, management concluded that expected credit losses on available-for-sale debt securities were not material, and no allowance for credit losses was recorded at June 30, 2026 or 2025.

Marketable Equity Securities

Marketable equity securities consist primarily of common and preferred stocks and are carried at fair value recognized in non-interest income. The following tables present the fair value of marketable equity securities and the gains and losses recognized in earnings during the periods presented.

	2026	2025
	(In thousands)

Beginning marketable equity securities, at fair value	$2,309	$2,391
Net realized losses recognized on marketable equity securities still held at the reporting date	(103)	(82)
Total marketable equity securities, at fair value	$2,206	$2,309

4.
LOANS AND ALLOWANCE FOR CREDIT LOSSES

The following table presents loan balances at June 30, 2026 and 2025:

	At June 30,
	2026		2025
	Amount	Percent	Amount	Percent
	(In thousands)
Real estate loans:
One- to four-family residential	$2,038,046	37.31%	$1,844,146	34.37%
Home equity loans and lines of credit	288,372	5.28	268,131	5.00
Commercial real estate	1,872,578	34.28	1,863,640	34.74
Construction and land development	245,335	4.49	289,596	5.40
Multifamily	622,016	11.39	691,844	12.90
Commercial loans	392,955	7.19	404,346	7.54
Consumer loans	3,736	0.07	3,113	0.06
Total loans	$5,463,038	100.00%	$5,364,816	100.00%
Less:
Allowance for credit losses on loans	(49,897)		(40,690)
Purchase accounting marks on acquired loans	(99,821)		(103,425)
Deferred loan cost, net	7,323		5,698
Loans receivable, net	$5,320,643		$5,226,399

Accrued interest receivable on loans totaled $14.9 million and $15.1 million at June 30, 2026 and 2025, respectively.

During the years ended June 30, 2026 and 2025, the Company purchased commercial loans with aggregate balances of $27.7 million and $14.1 million, respectively.

The following table presents the remaining unamortized purchase accounting adjustments related to acquired loans. These adjustments represent the remaining fair value, credit, and interest rate marks recorded in connection with acquired loans and reflect the differences between the loans’ contractual unpaid principal balances and their recorded carrying amounts at June 30, 2026 and 2025.

	2026	2025
	(In thousands)
Remaining non-accretable discount on acquired credit deteriorated loans	$(1,166)	$(4,177)
Remaining accretable discount related to credit	(13,783)	(16,211)
Remaining net unaccreted discount related to interest rates	(84,872)	(83,037)
Total remaining purchase accounting adjustments	$(99,821)	$(103,425)

Carrying amount of acquired loans with evidence of credit deterioration	$4,651	$24,237

The allowance for credit losses ("ACL") represents management's estimate of expected credit losses over the contractual life of loans, adjusted for expected prepayments. The ACL is based on historical loss experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan portfolio. During the year ended June 30, 2026, the Company refined its methodology for estimating expected credit losses by transitioning from a methodology incorporating vintage-based loss rate concepts to a probability of default ("PD") and loss given default ("LGD") framework. The revised methodology estimates expected credit losses using assumptions related to probability of default, loss severity, and exposure at default over the contractual life of the loan. The methodology incorporates borrower-specific risk characteristics, loan attributes, historical loss experience, current conditions, and reasonable and supportable economic forecasts.

Management elected to transition to the PD/LGD framework because it provides a more risk-sensitive and forward-looking estimate of expected credit losses than the prior vintage-based methodology. While the vintage-based methodology was useful in evaluating historical loss patterns by origination period, it was less responsive to changes in borrower-specific characteristics, loan-level attributes, remaining contractual term, collateral position, credit quality, and current or forecasted economic conditions. The PD/LGD framework allows management to incorporate these factors more directly into the estimate, improves consistency with the Company’s credit risk management practices, and better aligns the allowance methodology with the composition and risk profile of the loan portfolio.

The Company uses reasonable and supportable macroeconomic forecasts over a twelve-month forecast period, followed by a reversion period during which transformed macroeconomic factors are assumed to revert toward long-term historical conditions.

The methodology change was accounted for prospectively as a change in estimate. Management concluded that the change did not have a material impact on the allowance for credit losses or results of operations for the year ended June 30, 2026.

The following tables present activity in the allowance for credit losses and allocation of the allowance by loan segment at June 30, 2026 and 2025:

	Real Estate
	One- to four-family residential	Home equity loans and lines of credit	Commercial real estate	Construction and Land Development	Multifamily	Commercial loans	Consumer loans	Unallocated	Total
	(In thousands)
Year ended June 30, 2026:
Allowance for credit losses- loans:
Beginning balance	$1,468	$2,048	$12,295	$3,249	$7,764	$6,850	$340	$6,676	$40,690
Charge-offs	—	(2)	(28,373)	—	—	(1,712)	(46)	—	(30,133)
Recoveries	3	2	—	—	—	16	10	—	31
Provision (credit)	4,597	(701)	44,728	(881)	(2,807)	1,199	(205)	(6,621)	39,309
Ending balance	$6,068	$1,347	$28,650	$2,368	$4,957	$6,353	$99	$55	$49,897

Allowance for individually evaluated loans	24	—	11,062	249	—	25	—	—	11,360
Allowance for collectively evaluated loans	6,044	1,347	17,588	2,119	4,957	6,328	99	55	38,537
Total allowance for credit losses on loans	$6,068	$1,347	$28,650	$2,368	$4,957	$6,353	$99	$55	$49,897

Individually evaluated loans	15,710	1,424	67,169	500	1,388	647	—		86,838
Collectively evaluated loans	2,022,336	286,948	1,805,409	244,835	620,628	392,308	3,736		5,376,200
Total loans ending balance	$2,038,046	$288,372	$1,872,578	$245,335	$622,016	$392,955	$3,736		$5,463,038

The provision for credit losses for the year ended June 30, 2026 was primarily influenced by net charge-offs, an increase in individually evaluated loans requiring specific reserves, and management’s assessment of credit trends within the commercial real estate portfolio.

	Real Estate
	One- to four- family residential	Home equity loans and lines of credit	Commercial real estate	Construction and Land Development	Multifamily	Commercial loans	Consumer loans	Unallocated	Total
	(In thousands)
Year ended June 30, 2025:
Allowance for credit losses- loans:
Beginning balance	$914	$1,328	$16,445	$2,555	$6,105	$8,204	$386	$2,847	$38,784
Charge-offs	(51)	(4)	(8,689)	—	—	(102)	(40)	—	(8,886)
Recoveries	2	—	70	—	—	12	13	—	97
Provision (credit)	603	724	4,469	694	1,659	(1,264)	(19)	3,829	10,695
Ending balance	$1,468	$2,048	$12,295	$3,249	$7,764	$6,850	$340	$6,676	$40,690

Allowance for individually evaluated loans	—	—	2,120	362	—	11	—	—	2,493
Allowance for collectively evaluated loans	1,468	2,048	10,175	2,887	7,764	6,839	340	6,676	38,197
Total allowance for credit losses on loans	$1,468	$2,048	$12,295	$3,249	$7,764	$6,850	$340	$6,676	$40,690

Individually evaluated loans	15,239	2,435	48,172	15,599	—	2,298	—		83,743
Collectively evaluated loans	1,828,907	265,696	1,815,468	273,997	691,844	402,048	3,113		5,281,073
Total loans ending balance	$1,844,146	$268,131	$1,863,640	$289,596	$691,844	$404,346	$3,113		$5,364,816

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The following table presents mortgage loans serviced for others at June 30, 2026 and 2025:

	2026	2025
	(In thousands)
Total unpaid principal balances of mortgage loans	$524,626	$499,085
Total loans sold with certain recourse provisions	63,296	35,659
Remaining credit enhancement obligation on recourse loans	1,350	672
Total mortgage servicing asset	5,155	4,948

The following tables present past-due loans as of June 30, 2026 and 2025:

	At June 30,
	2026			2025
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)
Real estate loans:
One- to four-family residential	$215	$6,465	$5,545	$1,135	$4,394	$5,288
Home equity loans and lines of credit	177	76	339	1,018	229	709
Commercial real estate	4,514	1,850	13,673	4,752	238	32,496
Construction and land development	611	—	500	—	—	613
Multifamily	—	—	—	359	—	—
Commercial loans	121	—	636	787	65	376
Consumer loans	10	4	—	12	3	—
Total	$5,648	$8,395	$20,693	$8,063	$4,929	$39,482

The following tables present non-accrual loans at June 30, 2026 and 2025:

	June 30, 2026
	Non-accrual	Non-accrual
	loans with Allowance for	loans without Allowance for	Total loans on
	Credit Loss	Credit Loss	Non-accrual
	(In thousands)

Real estate loans:
One- to four-family residential	$188	$14,559	$14,747
Home equity loans and lines of credit	—	1,424	1,424
Commercial real estate	43,652	16,340	59,992
Construction and land development	500	—	500
Multifamily	—	—	—
Commercial loans	114	525	639
Consumer loans	—	—	—
Total	$44,454	$32,848	$77,302

	June 30, 2025
	Non-accrual	Non-accrual
	loans with Allowance for	loans without Allowance for	Total loans on
	Credit Loss	Credit Loss	Non-accrual
	(In thousands)

Real estate loans:
One- to four-family residential	$—	$13,787	$13,787
Home equity loans and lines of credit	—	2,435	2,435
Commercial real estate	25,389	11,233	36,622
Construction and land development	613	626	1,239
Multifamily	—	—	—
Commercial loans	—	376	376
Consumer loans	—	—	—
Total	$26,002	$28,457	$54,459

At June 30, 2026 and 2025, there were no loans past due 90 days and still accruing.

When a loan is placed on nonaccrual status, any accrued interest is reversed from loan interest income. The following table presents accrued interest reversed during the years ended June 30, 2026 and 2025:

	2026	2025
	Total Accrued	Total Accrued
	Interest Reversed	Interest Reversed
	(In thousands)
Real estate loans:
One- to four-family residential	$235	$154
Home equity loans and lines of credit	11	24
Commercial real estate	2,290	674
Construction and land development	47	—
Multifamily	—	—
Commercial loans	54	30
Consumer loans	—	—
Total	$2,637	$882

Individually Evaluated Loans

Loans that do not share similar risk characteristics with other loans are evaluated individually.

The following tables present the recorded investment and related allowance for individually evaluated loans by class at June 30, 2026 and 2025.

	June 30, 2026
	Recorded	Related
	Investment	Allowance
	(In thousands)
Individually evaluated loans without a valuation allowance:
Real estate loans:
One- to four-family residential	$15,522	$—
Home equity loans and lines of credit	1,424	—
Commercial real estate	23,517	—
Construction and land development	—	—
Multifamily	1,388	—
Commercial loans	525	—
Consumer loans	—	—
Total	$42,376	$—

Individually evaluated loans with a valuation allowance:
Real estate loans:
One- to four-family residential	$188	$24
Home equity loans and lines of credit	—	—
Commercial real estate	43,652	11,062
Construction and land development	500	249
Multifamily	—	—
Commercial loans	122	25
Consumer loans	—	—
Total	$44,462	$11,360

Total individually evaluated loans	$86,838	$11,360

	June 30, 2025
	Recorded	Related
	Investment	Allowance
	(In thousands)
Individually evaluated loans without a valuation allowance:
Real estate loans:
One- to four-family residential	$15,239	$—
Home equity loans and lines of credit	2,435	—
Commercial real estate	22,783	—
Construction and land development	14,986	—
Multifamily	—	—
Commercial loans	2,287	—
Consumer loans	—	—
Total	$57,730	$—

Individually evaluated loans with a valuation allowance:
Real estate loans:
One- to four-family residential	$—	$—
Home equity loans and lines of credit	—	—
Commercial real estate	25,389	2,120
Construction and land development	613	362
Multifamily	—	—
Commercial loans	11	11
Consumer loans	—	—
Total	$26,013	$2,493

Total individually evaluated loans	$83,743	$2,493

Modified Loans

The Company may modify the contractual terms of loans to borrowers experiencing financial difficulty. Modifications may be made to provide term extensions, interest rate concessions or principal forgiveness to maximize collection of contractual cash flows and minimize credit losses.

The following table presents loan modifications by type and percent of total loan class at June 30, 2026:

	Term Extension
	(In thousands)
	Amortized Cost Basis at 6/30/2026	% of Total Class of Financing Receivables
Loan Type
Real estate loans:
One- to four-family residential	$636	0.03%
Commercial real estate	35,906	1.92%
Total	$36,542

	Payment Delays
	(In thousands)
	Amortized Cost Basis at 6/30/2026	% of Total Class of Financing Receivables
Loan Type
Real estate loans:
One- to four-family residential	$19,755	0.97%
Home equity loans and lines of credit	6	0.00%
Total	$19,761

	Combination-Term Extension and Rate Reduction
	(In thousands)
	Amortized Cost Basis at 6/30/2026	% of Total Class of Financing Receivables
Loan Type
Real estate loans:
Commercial real estate	$16,843	0.90%
Total	$16,843

The following table presents the financial effect of the modifications made to borrowers experiencing financial difficulty:

Term Extension

Loan Type	Financial Effect
Real estate loans:
Commercial real estate	Extended interest-only period by 12 months
Commercial real estate	Converted amortizing payments to interest-only payments for 6 months. Subsequent account charge off with a balance of $0 as of June 30, 2026.

Payment Delays

Loan Type	Financial Effect
Real estate loans:
One- to four-family residential	Provided principal deferrals or payment capitalizations. The principal payments were added to the end of the original loan terms

Combination-Term Extension and Rate Reduction

Loan Type	Financial Effect
Real estate loans:
Commercial real estate

Established a pay rate. Interest continues to accrue upon the principal balance of the Loan at the rate of interest set forth in the Note. Borrower makes monthly payments of interest only accruing upon the principal balance of the Loan at a rate of 4.15% per annum until June 2028. Extended the initial term until July 2028.

The following table presents performance of loans made to borrowers experiencing financial difficulty in which modifications were made at June 30, 2026.

	Payment Status (Amortized Cost Basis)
	(In thousands)
		30-89 Days	90+ Days
	Current	Past Due	Past Due
Loan Type
Real estate loans:
One- to four-family residential	$19,620	$—	$771
Home equity loans and lines of credit	6	—	—
Commercial real estate	52,749	—	—
Total	$72,375	$—	$771

Credit Quality Information

The Company utilizes an internal risk rating system to monitor the credit quality of its loan portfolio. Risk ratings are assigned based on an evaluation of the borrower's financial condition, repayment capacity, collateral protection, and other relevant credit factors. Commercial real estate, construction, multifamily, and commercial loans are reviewed periodically and updated as conditions warrant. Residential real estate, home equity, and consumer loans are generally monitored through delinquency trends and other portfolio performance indicators.

The risk rating categories are defined as follows:

Pass (ratings 10, 20, 30, 40, 44, 47, 50, and 51): Loans considered to be of acceptable credit quality with low to average risk. These loans are performing in accordance with contractual terms and do not exhibit significant credit weaknesses.

Watch/special mention (ratings 54 and 60): Loans that exhibit potential weaknesses or emerging risk factors that, if not addressed, may weaken the Company's credit position. These loans are subject to increased monitoring by management.

Substandard (ratings 70 and 71): Loans that are inadequately protected by the borrower's current financial condition or the collateral pledged, if any. These loans have well-defined weaknesses that jeopardize repayment and present the possibility of loss if deficiencies are not corrected.

Doubtful (rating 80): Loans that possess the weaknesses inherent in substandard loans, with the additional characteristic that collection in full is highly questionable and improbable based on currently known facts.

Loss (rating 90): Loans considered uncollectible and of such little value that their continuance as an asset is not warranted. This classification does not imply that no recovery is possible; however, collection is considered remote.

The following tables present loan risk rating classifications by loan origination year as of June 30, 2026 and 2025:

	2026	2025	2024	2023	2022	Prior	Total
One- to four-family residential
Grade:
Pass	$9,577	$10,407	$5,543	$15,595	$34,175	$176,857	$252,154
Watch/special mention	—	—	—	—	1,369	9,214	10,583
Substandard	—	—	—	961	199	3,025	4,186
Not formally rated	164,973	241,811	121,349	251,941	387,052	603,997	1,771,123
Total one- to four-family residential	$174,551	$252,218	$126,892	$268,497	$422,795	$793,093	$2,038,046
Current-period charge-offs	$—	$—	$—	$—	$—	$—	$—

Home equity loans and lines of credit
Grade:
Pass	$119	$227	$1,768	$1,033	$1,617	$11,357	$16,121
Watch/special mention	—	—	—	350	25	1,046	1,421
Substandard	—	—	—	—	—	—	—
Not formally rated	22,435	53,134	41,992	35,046	37,363	80,860	270,830
Total home equity loans and lines of credit	$22,553	$53,361	$43,760	$36,428	$39,005	$93,264	$288,372
Current-period charge-offs	$—	$—	$—	$—	$2	$—	$2

Commercial real estate
Grade:
Pass	$129,071	$145,534	$137,394	$220,774	$245,968	$752,399	$1,631,140
Watch/special mention	—	1,692	4,648	16,641	42,558	108,298	173,837
Substandard	—	—	—	71	37,122	29,998	67,192
Not formally rated	—	—	—	—	—	409	409
Total commercial real estate	$129,071	$147,227	$142,042	$237,485	$325,649	$891,104	$1,872,578
Current-period charge-offs	$—	$—	$—	$—	$—	$28,373	$28,373

Construction and land development
Grade:
Pass	$31,054	$74,754	$62,137	$32,268	$19,389	$8,039	$227,640
Watch/special mention	2,095	—	—	6,262	—	2,322	10,679
Substandard	—	—	—	—	—	500	500
Not formally rated	531	4,837	468	—	206	474	6,516
Total construction	$33,680	$79,590	$62,605	$38,530	$19,595	$11,335	$245,335
Current-period charge-offs	$—	$—	$—	$—	$—	$—	$—

Multifamily
Grade:
Pass	$23,827	$39,043	$61,426	$74,891	$92,183	$311,482	$602,852
Watch/special mention	—	—	283	16,706	1,507	232	18,728
Substandard	—	—	—	—	—	—	—
Not formally rated	—	—	—	—	—	436	436
Total multifamily	$23,827	$39,043	$61,708	$91,597	$93,691	$312,149	$622,016
Current-period charge-offs	$—	$—	$—	$—	$—	$—	$—

Commercial
Grade:
Pass	$30,074	$51,557	$44,803	$54,650	$29,640	$176,320	$387,045
Watch/special mention	718	—	—	2,338	561	1,617	5,234
Substandard	—	—	—	143	242	292	676
Not formally rated	—	—	—	—	—	—	—
Total commercial	$30,792	$51,557	$44,803	$57,131	$30,442	$178,229	$392,955
Current-period charge-offs	$—	$—	$1,439	$—	$103	$170	$1,712

Consumer
Grade:
Pass	$35	$—	$—	$—	$—	$406	$441
Watch/special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Not formally rated	712	645	385	359	402	793	3,295
Total consumer	$747	$645	$385	$359	$402	$1,199	$3,736
Current-period charge-offs	$—	$10	$1	$—	$—	$35	$46

	2025	2024	2023	2022	2021	Prior	Total
One- to four-family residential
Grade:
Pass	$5,134	$10,124	$15,924	$35,011	$51,769	$148,618	$266,578
Watch/special mention	—	—	—	637	486	8,055	9,179
Substandard	—	369	700	205	754	2,482	4,511
Not formally rated	135,120	156,301	284,917	399,084	162,322	426,134	1,563,878
Total one- to four-family residential	$140,254	$166,795	$301,540	$434,937	$215,331	$585,289	$1,844,146
Current-period charge-offs	$—	$—	$—	$—	$—	$51	$51

Home equity loans and lines of credit
Grade:
Pass	$100	$1,768	$1,115	$921	$417	$11,967	$16,289
Watch/special mention	—	—	94	37	254	2,461	2,847
Substandard	—	—	—	—	—	239	239
Not formally rated	25,480	50,326	40,299	39,922	27,910	64,819	248,756
Total home equity loans and lines of credit	$25,580	$52,094	$41,509	$40,881	$28,581	$79,486	$268,131
Current-period charge-offs	$—	$—	$—	$—	$—	$4	$4

Commercial real estate
Grade:
Pass	$48,561	$158,891	$255,101	$297,424	$325,306	$623,547	$1,708,830
Watch/special mention	—	—	—	38,671	30,006	41,019	109,696
Substandard	—	—	295	1,081	10,656	32,860	44,893
Not formally rated	—	—	—	—	—	221	221
Total commercial real estate	$48,561	$158,891	$255,396	$337,176	$365,968	$697,647	$1,863,640
Current-period charge-offs	$—	$—	$—	$—	$2,969	$5,720	$8,689

Construction and land development
Grade:
Pass	$28,838	$77,816	$62,163	$83,152	$2,636	$7,585	$262,190
Watch/special mention	—	288	14,896	—	—	2,299	17,484
Substandard	—	—	—	—	—	1,126	1,126
Not formally rated	1,284	5,871	408	235	672	326	8,796
Total construction and land development	$30,121	$83,975	$77,468	$83,387	$3,308	$11,337	$289,596
Current-period charge-offs	$—	$—	$—	$—	$—	$—	$—

Multifamily
Grade:
Pass	$17,400	$39,422	$133,080	$127,199	$173,330	$200,280	$690,711
Watch/special mention	—	—	—	—	—	252	252
Substandard	—	—	—	—	—	—	—
Not formally rated	—	—	—	—	—	881	881
Total multifamily	$17,400	$39,422	$133,080	$127,199	$173,330	$201,413	$691,844
Current-period charge-offs	$—	$—	$—	$—	$—	$—	$—

Commercial
Grade:
Pass	$22,473	$63,452	$66,565	$39,194	$115,649	$66,213	$373,546
Watch/special mention	—	—	330	2,590	9,108	16,905	28,933
Substandard	—	1,435	35	92	45	250	1,857
Not formally rated	—	—	—	—	10	—	10
Total commercial	$22,473	$64,887	$66,930	$41,876	$124,811	$83,368	$404,346
Current-period charge-offs	$—	$—	$—	$—	$—	$102	$102

Consumer
Grade:
Pass	$1,000	$—	$—	$—	$—	$476	$1,476
Watch/special mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Not formally rated	282	316	157	219	125	539	1,637
Total consumer	$1,282	$316	$157	$219	$125	$1,016	$3,113
Current-period charge-offs	$—	$—	$—	$—	$—	$40	$40

5.
FORECLOSED AND OTHER REPOSSESSED ASSETS

During the year ended June 30, 2026, the Company acquired foreclosed assets with a fair value of $5.5 million through the transfer of collateral-dependent loans. No valuation adjustments, capitalized expenditures, or sales of foreclosed assets occurred during the period. There were no foreclosed assets at June 30, 2025.

The following table presents activity in foreclosed assets during the year ended June 30, 2026:

2026
(In thousands)
Balance at beginning of year	$—
Loans transferred to foreclosed assets	5,546
Capitalized expenditures	—
Valuation adjustment	—
Sales of real estate owned	—
End of year	$5,546

6.
PREMISES AND EQUIPMENT, NET

The following table presents premises and equipment at June 30, 2026 and 2025:

	2026	2025
	(In thousands)
Cost:
Land	$13,126	$11,433
Office buildings	55,914	59,059
Leasehold improvements	8,099	9,221
Furniture and equipment	16,880	34,131
Construction in process	896	1,511
Total premises and equipment, cost	94,915	115,355
Total accumulated depreciation	(27,337)	(48,856)
Total Premises and equipment, net	$67,578	$66,499

Depreciation expense related to premises and equipment totaled $6.5 million and $4.8 million for the years ended June 30, 2026 and 2025, respectively.

During the year ended June 30, 2026, the Company retired certain fully depreciated premises and equipment with an aggregate cost basis of $25.6 million and the related accumulated depreciation. The retirement of these assets did not have a material impact on the Company's consolidated financial statements.

7.
LEASES

The Company has operating leases for operations centers, branch locations, and stand-alone ATMs. These leases have remaining terms ranging from six months to 25 years, with certain leases containing renewal options of up to five years. Lease terms include renewal options when the exercise of such options is reasonably certain. Certain leases also contain rent escalation provisions. The Company does not have any material short-term leases.

The following table presents right-of-use assets, lease liabilities, and the associated balance sheet classifications at June 30, 2026 and 2025:

		2026	2025
		(In thousands)
Right-of-use assets:
Operating leases	Other assets	$9,075	$10,273
Lease liabilities:
Operating leases	Accrued expenses and other liabilities	$9,149	$10,271

The following table presents supplemental cash flow and other information related to leases for the years ended June 30, 2026 and 2025:

	2026	2025
	(In thousands)

Lease expense	$2,847	$2,362

Operating cash flows from operating leases	2,321	1,958

Weighted Average Remaining Lease Term (in years) Operating leases	11.54	11.59

Weighted Average Discount Rate Operating leases	3.09%	3.00%

The following table presents future undiscounted lease payments for operating leases at June 30, 2026:

2026
(In thousands)

2027	$2,340
2028	1,771
2029	1,556
2030	993
2031	622
Thereafter	4,132
Total undiscounted lease payments	11,414
Less: Imputed interest	(2,265)
Net lease liabilities	$9,149

8.
CORE DEPOSIT INTANGIBLE ASSETS

Aggregate unamortized core deposit intangible assets were $44.6 million and $43.1 million at June 30, 2026 and 2025, respectively. During the years ended June 30, 2026 and 2025, amortization of the core deposit intangible amounted to $6.1 million and $4.9 million, respectively.

The following table presents core deposit intangible assets, amortization expense, and estimated future amortization:

2026
(In thousands)

Amortization expense	$6,139

Estimated future amortization expense
2027	$6,392
2028	6,392
2029	6,154
2030	5,315
2031	5,260
Thereafter	15,092
Total core deposit intangible	$44,605

The following table presents the gross, amortized and remaining core deposit intangible balances by acquired bank:

June 30, 2026
Acquired Bank	Acquisition Date	Gross Core Deposit Intangible	Accumulated Amortization	Remaining Core Deposit Intangible
	(In thousands)

Millbury Savings Bank	10/19/2019	$1,877	$(1,259)	$618
Pilgrim Bank	1/31/2019	4,130	(3,063)	1,067
Abington Bank	5/17/2019	5,314	(3,787)	1,527
Envision Bank	10/7/2022	13,857	(5,170)	8,687
North Shore Bank	9/20/2024	31,127	(5,533)	25,594
Colonial Federal Savings Bank	10/31/2025	7,620	(508)	7,112
Total		$63,925	$(19,320)	$44,605

9.
DEPOSITS

The following table presents deposit balances, by type, at June 30, 2026 and 2025:

	2026	2025
	(In thousands)

NOW accounts	$1,941,920	$1,855,967
Money market accounts	971,608	875,582
Regular and other saving accounts	750,525	704,960
Mortgagors' escrow accounts	13,210	11,794
Total non-certificate accounts	3,677,263	3,448,303
Term certificate accounts of $250,000 and greater	774,441	775,044
Term certificate accounts of less than $250,000	1,359,357	1,282,204
Term certificate accounts	2,133,798	2,057,248
Total deposits	$5,811,061	$5,505,551

As of June 30, 2026 and 2025, the aggregate amount of deposits that exceed the FDIC insurance limit of $250,000 was $1.85 billion and $1.77 billion, respectively.

The following table presents scheduled maturities and weighted average rate of time deposits for the next five years at June 30, 2026 and 2025:

	2026		2025
	(In thousands)
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Within 1 year	$2,051,738	3.77%	$1,513,067	3.67%
Over 1 year to 2 years	72,117	2.86	527,800	3.90
Over 2 years to 3 years	3,940	0.67	10,891	2.47
Over 3 years to 4 years	3,184	0.59	2,347	0.64
Over 4 years to 5 years	2,819	0.50	3,143	0.60
Total time deposits	$2,133,798	3.41%	$2,057,248	3.71%

See Note 21 for information regarding subsequent changes to deposit insurance coverage following the August 21, 2026 internal legal entity reorganization.

10.
FEDERAL HOME LOAN BANK OF BOSTON ADVANCES

Advances from the Federal Home Loan Bank of Boston ("FHLBB") are secured by a blanket lien on qualifying residential and multifamily mortgage loans and certain pledged available-for-sale securities.

The following table presents outstanding FHLBB advances by contractual maturity at June 30, 2026 and 2025:

	Amount		Weighted Average Rate
	2026	2025	2026	2025
	(In thousands)
Fixed-rate advances maturing:
2026	$16,000	$28,566	4.86%	3.89%
2027	24,800	33,365	4.21	4.62
2028	69,525	72,587	4.10	4.01
2029	25,560	30,060	4.39	4.47
Thereafter	—	436	—	—
Total fixed-rate advances maturing:	$135,885	$165,014

Amortizing advances maturing:
2027	2,815	1,775	2.82	2.76
2028	38	2,479	2.50	2.85
2030	7,158	—	2.14	—
Thereafter	11,609	19,976	4.34	3.62
Total amortizing advances maturing:	$21,620	$24,230

Total advances before unamortized premium	157,505	189,244
Less: Unamortized premium	(99)	(65)
Total Federal Home Loan Bank advances	$157,406	$189,179	4.14%	4.09%

The Company did not prepay any FHLBB advances during the years ended June 30, 2026 or 2025.

11.
OTHER BORROWINGS

The following table presents senior note payable at June 30, 2026 and 2025:

	2026	2025
	(In thousands)
Senior note, fixed rate 8.75%, due March 15, 2027	$135,000	$135,000
Less: unamortized debt issuance costs	(559)	(1,398)
Senior note payable, net	$134,441	$133,602

Subordinated Debentures (Trust Preferred Securities)

The subordinated debentures were acquired as part of the Company's acquisition of North Shore Bank in September 2024 and represent obligations associated with North Shore Capital Trust A, Beverly Cooperative Statutory Trust I, and Beverly Cooperative Statutory Trust II. The subordinated debentures bear interest at variable rates based on three-month ISDA-adjusted CME Term SOFR plus the applicable contractual spread. Distributions are payable quarterly in arrears and the securities are callable on a quarterly basis, subject to applicable regulatory requirements.

For financial reporting purposes, the trust preferred securities are presented as subordinated debentures on the Company's consolidated balance sheets. These instruments are included in Tier 1 regulatory capital, subject to applicable eligibility requirements and regulatory limitations, but are not included in Common Equity Tier 1 capital. Interest expense is reported as interest on other borrowings in the consolidated statements of income.

The following table presents the subordinated debentures outstanding at June 30, 2026:

Trust	Principal Balance	Rate Structure	Spread	Maturity Date
North Shore Capital Trust A	$3,000	3-Month Term SOFR	3.26%	15-Oct-33
Beverly Cooperative Statutory Trust I	3,000	3-Month Term SOFR	3.11%	17-Dec-33
Beverly Cooperative Statutory Trust II	3,000	3-Month Term SOFR	3.11%	15-Dec-37
	$9,000

The aggregate issuance amount of the trust preferred securities was $9.3 million, of which $279 thousand represented trust common securities; accordingly, $9.0 million is reported as subordinated debentures on the consolidated balance sheets.

Liquidity Sources and Other Funding Availability

The Company maintains borrowing capacity and other funding sources with correspondent financial institutions as follows at June 30, 2026 and 2025:

	2026	2025
	(In thousands)
Federal Home Loan Bank of Boston	$1,990,192	$1,723,446
Federal Reserve Bank of Boston	51,500	51,430
Various Federal Funds lines	55,000	50,000
Total liquidity sources and other funding availability	$2,096,692	$1,824,876

There were no outstanding borrowings under the various line arrangements as of June 30, 2026. The Company's internal liquidity management policies limit utilization of QwickRate accounts and brokered deposits to approximately 5% of total assets, or $346.7 million as of June 30, 2026. The Company had no brokered deposits as of June 30, 2026 compared to $20.7 million as of June 30, 2025.

12.
PROVISION FOR INCOME TAXES

The following table presents the components of income tax expense:

	2026	2025
	(In thousands)
Current:
Federal	$12,372	$9,794
State	4,808	3,353
Total current provision	17,180	13,147
Deferred:
Federal	(2,278)	2,836
State	(842)	1,013
Total deferred (benefit) provision	(3,120)	3,849
Income tax expense	$14,060	$16,996

Management believes that the Company's income tax positions and deductions would be sustained upon examination and has concluded that no material uncertain tax positions existed as of June 30, 2026 or 2025.

The following table presents income taxes paid:

	2026	2025
	(In thousands)
Federal	$10,499	$13,650
State, net of refund:
Massachusetts	4,869	5,261
Other	927	650
Total	$16,295	$19,561

The following table presents the components of the Company's deferred tax assets and liabilities and reconciles the federal statutory income tax rate to the Company's effective tax rate.

	2026		2025
	(In thousands)
	Amount	Rate	Amount	Rate
Federal income tax (benefit) expense at statutory rate	$12,072	21.00%	$13,631	21.00%
Increase (decrease) in income taxes resulting from:
State tax, net of federal income tax effect.(1)	3,133	5.45	3,449	5.31
Tax-exempt income	(306)	(0.53)	(291)	(0.45)
Bank-owned life insurance earnings	(1,106)	(1.92)	(718)	(1.11)
Dividends received deduction	(9)	(0.01)	(11)	(0.02)
Bargain purchase gain	—	0.00	(208)	(0.03)
Other, net	276	0.47	1,144	1.48
Effective income tax expense	$14,060		$16,996
Effective Income Tax Rate		24.46%		26.19%

(1)
Massachusetts state income tax made up the majority (greater than 50 percent) of the tax effect in this category.

The following table presents the components of the Company's deferred tax assets and liabilities:

	2026	2025
	(In thousands)
Deferred tax assets:
Allowance for credit losses	$14,131	$11,693
Net unrealized loss on available-for-sale securities	2,732	2,829
Deferred compensation	8,261	5,486
Accrued bonus	2,278	1,748
Interest on non-performing loans	1,232	624
Capital loss carryforward	—	11
Net operating loss carryforward	1,460	—
Purchase accounting adjustments	22,136	20,193
Investment writedowns	875	—
Other	1,417	2,978
Gross deferred tax assets	54,522	45,562
Deferred tax liabilities:
Depreciation	(2,687)	(2,876)
Mortgage servicing rights	(1,442)	(1,384)
Gross deferred tax liabilities	(4,129)	(4,260)
Net deferred tax asset	$50,393	$41,302

The Company’s net operating loss carryforwards generated after 2017 do not expire and may be carried forward indefinitely. The net operating loss carryforward acquired from Colonial also falls within this indefinite carryforward category, as it was generated in 2025.

The following table presents changes in the Company's net deferred tax asset:

	2026	2025
	(In thousands)
Balance at beginning of period	$41,302	$25,762
Acquisition of Colonial Federal Savings Bank	6,068	—
Acquisition of North Shore Bancorp, Inc.	—	20,246
Deferred tax (expense) benefit	3,120	(3,849)
Amount recorded in other comprehensive income	(97)	(857)
Balance at end of period	$50,393	$41,302

Management believes it is more likely than not that the net deferred tax asset will be realized. Accordingly, no valuation allowance was recorded for the years ended June 30, 2026 and 2025.

The Company's base-year reserve for credit losses for federal income tax purposes was approximately $11.07 million at June 30, 2026. No deferred tax liability has been recorded related to this reserve because management does not intend to take actions that would result in recapture of the reserve.

The Company had no material uncertain tax positions as of June 30, 2026 and 2025, and no related interest or penalties were recognized during the years then ended. The Company's most recent Internal Revenue Service examination, covering the year ended June 30, 2023, was completed with no material findings. The Company remains subject to examination by federal and state taxing authorities for the years ended June 30, 2024 through June 30, 2026.

13.
COMMITMENTS AND CONTINGENT LIABILITIES

Other contingencies

Various legal claims arise from time to time in the normal course of business. In the opinion of management, such claims as of June 30, 2026, will not have a material effect on the consolidated financial statements.

14.
FAIR VALUES OF ASSETS AND LIABILITIES

Assets Measured at Fair Value on a Recurring Basis

The following tables present assets measured at fair value on a recurring basis by fair value hierarchy level at June 30, 2026 and 2025:

	Fair Value Measurements at Reporting Date Using:
	Total	Level 1	Level 2	Level 3
	(In thousands)
June 30, 2026:

U.S. Treasury	$24,614	$—	$24,614	$—
GSE Debenture	2,798	—	2,798	—
GSE Collateralized Mortgage Obligation	133,721	—	133,721	—
GSE Mortgage Backed Securities	417,478	—	417,478	—
Corporate Debt Obligation	95,223	—	83,338	11,885
Municipal Obligation	54,642	—	46,972	7,670
Small Business Administration	5,224	—	5,224	—
Marketable Equity Securities	2,206	2,206	—	—
Total fair value	$735,906	$2,206	$714,145	$19,555

June 30, 2025:

U.S. Treasury	$6,017	$—	$6,017	$—
GSE Debenture	4,656	—	4,656	—
GSE Collateralized Mortgage Obligation	145,611	—	145,611	—
GSE Mortgage Backed Securities	312,083	—	312,083	—
Corporate Debt Obligation	48,663	—	31,728	16,935
Municipal Obligation	17,356	—	9,185	8,171
Small Business Administration	9,945	—	9,945	—
Marketable Equity Securities	2,309	2,309	—	—
Total fair value	$546,640	$2,309	$519,225	$25,106

Marketable equity securities are classified as Level 1 and are valued using quoted market prices in active markets. The majority of investment securities are classified as Level 2 and are valued using pricing models and observable market inputs, including benchmark yields, interest rates, credit spreads, prepayment assumptions, and market transactions. Certain privately issued debt securities are classified as Level 3 when observable market data is limited or unavailable and significant unobservable inputs are used in the valuation. These securities are valued using an income approach. Because these measurements include significant unobservable inputs, changes in those assumptions could result in a different fair value measurement.

For Level 3 investments, the income approach primarily consists of a discounted cash flow method. Expected cash flows are adjusted for relevant market-participant assumptions, including collection probability, timing, credit risk, illiquidity, and other security-specific factors, and are discounted at a rate reflecting a comparable risk-free benchmark and credit spread, as applicable.

For subordinated debt securities valued using this approach, issuer financial information is reviewed quarterly, including liquidity, asset quality, capital, and earnings. Based on this review, a composite “LACE” rating is assigned. Securities with a higher-risk rating include an additional issuer-specific risk premium in the fair value measurement.

Assets Measured at Fair Value on a Nonrecurring Basis

The following table presents assets measured at fair value on a non-recurring basis at June 30, 2026 and 2025:

	Level 1	Level 2	Level 3
	(In thousands)
June 30, 2026:
Collateral dependent loans	$—	$—	$33,181

June 30, 2025:
Collateral dependent loans	$—	$—	$23,520

Collateral-dependent loans are valued based on the fair value of the underlying collateral, less estimated selling costs when applicable. Fair value is generally determined using appraisals and adjusted by management for property-specific factors and other unobservable inputs.

These loans were primarily secured by commercial real estate.

Transfers between levels are recognized at the end of the reporting period. There were no transfers between levels of the fair value hierarchy for the years ended June 30, 2026 and 2025.

There were no liabilities measured at fair value on either a recurring or non-recurring basis at June 30, 2026 or 2025.

Summary of Financial Instruments not Carried at Fair Value

The following table presents the carrying amount, estimated fair value, and classification within the fair value hierarchy of the Company's financial instruments at June 30, 2026.

	Carrying	Estimated	Fair Value Measurements
	Value	Fair Value	Level 1	Level 2	Level 3
	(In Thousands)
At June 30, 2026
Financial assets:
Loans held for sale	$16,760	$16,760	$—	$16,760	$—
Loans, net	5,320,643	5,109,208	—	—	5,109,208
Financial liabilities:
Term certificate accounts	2,133,798	2,128,424	—	2,128,424	—
Federal Home Loan Bank advances	157,406	157,448	—	157,448	—
Subordinated debentures	9,000	10,261	—	10,261	—

FASB ASC Topic 825, “Financial Instruments,” requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, if fair value can be reasonably determined. Fair value is best determined based on quoted market prices. However, in many instances, quoted market prices are not available for the Company’s various financial instruments. In such cases, fair values are based on estimates using present value or other valuation techniques, using observable inputs when available. Those techniques are significantly affected by the assumptions used, including discount rates and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all non-financial instruments are excluded from the fair value disclosure requirements of Topic 825. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying fair value of the Company.

This table excludes financial instruments for which the carrying amount approximates fair value. Financial assets for which fair value approximates carrying value include cash and due from banks, restricted equity securities, and accrued interest receivable. Financial liabilities for which fair value approximates carrying value include non-maturity deposits, short-term borrowings, senior note payable, and accrued interest payable. The carrying value of the senior note payable approximates fair value due to its short remaining contractual maturity.

15.
OFF-BALANCE SHEET ACTIVITIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business, including commitments to originate loans, letters of credit, and unfunded commitments under existing lending arrangements. The Company uses the same underwriting and credit policies in making these commitments as it does for on-balance sheet lending activities.

The following table presents financial instruments whose contractual amounts represent credit risk at June 30, 2026 and 2025:

	2026	2025
	(In thousands)
Commitments to originate loans	$136,105	$242,356
Unadvanced portions of construction loans	197,168	120,883
Unadvanced portions of home equity loans	300,448	291,797
Unadvanced portions of commercial lines of credit	202,038	213,096
Letters of credit	4,168	3,281
Total off-balance sheet activities	$839,927	$871,413

Commitments generally have fixed expiration dates or other termination provisions and may require payment of a fee. Because many commitments are expected to expire without being drawn upon, the contractual amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party and generally have terms of less than one year.

The allowance for credit losses on off-balance sheet credit exposures was $2.7 million and $2.3 million at June 30, 2026 and 2025, respectively, and is included in accrued expenses and other liabilities on the consolidated balance sheets. Credit loss expense related to off-balance sheet credit exposures was $407 thousand and $1.6 million for the years ended June 30, 2026 and 2025, respectively, and is included in credit loss expense in the consolidated statements of income.

16.
SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

The Company's business activities and lending operations are concentrated primarily in New England. Commercial real estate loans, including construction loans, represented approximately 38.77% of the Company's total loan portfolio at June 30, 2026, based on commercial real estate and construction loan balances. The Company had no significant concentrations of credit exposure to any individual borrower as of June 30, 2026.

17.
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)

The following table presents the components of accumulated other comprehensive loss included in equity:

	2026	2025
	(In thousands)

Net unrealized holding losses on available-for-sale securities	$(12,504)	$(13,266)
Tax effect	2,732	2,829
Accumulated other comprehensive loss	$(9,772)	$(10,437)

18.
REGULATORY MATTERS

The Company and its subsidiary banks are subject to minimum regulatory capital requirements administered by federal banking regulators. Failure to meet applicable capital requirements may result in restrictions on operations and capital distributions.

Federal banking regulations require the Company and its subsidiary banks to maintain minimum levels of Common Equity Tier 1 capital, Tier 1 capital, Total Capital, and Tier 1 leverage capital. In addition, banking institutions must maintain a capital conservation buffer in excess of minimum regulatory requirements to avoid restrictions on capital distributions and discretionary bonus payments.

As of June 30, 2026, bankESB, bankHometown, and TruNorth Bank were classified as well capitalized under applicable regulatory capital guidelines. Management believes that the Company and its subsidiary banks satisfied all regulatory capital requirements as of June 30, 2026.

The following tables present the Company’s and subsidiary banks’ regulatory capital levels:

			Minimum		Prompt Corrective
	Actual		Capital Requirements		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands)
As of June 30, 2026
Tier 1 Leverage Ratio:
Company	$633,747	9.3%	$272,597	4.0%	N/A	N/A
bankESB	197,475	9.8%	80,430	4.0%	$100,538	5.0%
bankHometown	179,976	11.2%	64,049	4.0%	80,061	5.0%
TruNorth Bank	365,977	11.5%	127,495	4.0%	159,369	5.0%

Common Equity Tier 1 Risk-Based Capital Ratio:
Company	624,747	12.0%	234,528	4.5%	N/A	N/A
bankESB	197,475	12.1%	73,710	4.5%	106,470	6.5%
bankHometown	179,976	14.1%	57,526	4.5%	83,094	6.5%
TruNorth Bank	365,977	16.0%	102,902	4.5%	148,637	6.5%

Tier 1 Risk-Based Capital Ratio:
Company	633,746	12.2%	312,704	6.0%	N/A	N/A
bankESB	197,475	12.1%	98,280	6.0%	131,040	8.0%
bankHometown	179,976	14.1%	76,702	6.0%	102,269	8.0%
TruNorth Bank	365,977	16.0%	137,203	6.0%	182,938	8.0%

Total Risk-Based Capital Ratio:
Company	685,317	13.1%	416,938	8.0%	N/A	N/A
bankESB	216,745	13.2%	131,040	8.0%	163,800	10.0%
bankHometown	195,983	15.3%	102,269	8.0%	127,837	10.0%
TruNorth Bank	380,021	16.6%	182,938	8.0%	228,672	10.0%

			Minimum		Prompt Corrective
	Actual		Capital Requirements		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands)
As of June 30, 2025
Tier 1 Leverage Ratio:
Company	$569,485	8.9%	$256,654	4.0%	N/A	N/A
bankESB	200,316	9.8%	81,480	4.0%	$101,850	5.0%
bankHometown	170,272	10.9%	62,206	4.0%	77,758	5.0%
TruNorth Bank	318,536	11.3%	112,967	4.0%	141,209	5.0%

Common Equity Tier 1 Risk-Based Capital Ratio:
Company	560,485	11.0%	230,325	4.5%	N/A	N/A
bankESB	200,316	11.5%	78,525	4.5%	113,426	6.5%
bankHometown	170,272	13.9%	55,172	4.5%	79,693	6.5%
TruNorth Bank	318,536	14.9%	96,143	4.5%	138,873	6.5%

Tier 1 Risk-Based Capital Ratio:
Company	569,485	11.1%	307,100	6.0%	N/A	N/A
bankESB	200,316	11.5%	104,701	6.0%	139,601	8.0%
bankHometown	170,272	13.9%	73,563	6.0%	98,084	8.0%
TruNorth Bank	318,536	14.9%	128,190	6.0%	170,920	8.0%

Total Risk-Based Capital Ratio:
Company	608,411	11.9%	409,467	8.0%	N/A	N/A
bankESB	217,958	12.5%	139,601	8.0%	174,501	10.0%
bankHometown	183,296	15.0%	98,084	8.0%	122,604	10.0%
TruNorth Bank	326,797	15.3%	170,920	8.0%	213,650	10.0%

The following table presents a reconciliation of the Company's total consolidated capital to regulatory capital.

	June 30,
	2026	2025
	(In thousands)

Total consolidated capital	$755,313	$688,721
Adjustments:
Goodwill	(95,733)	(95,549)
Core deposit intangible	(44,605)	(43,124)
Accumulated other comprehensive loss	9,772	10,437
Common Equity Tier 1 capital, before Additional Tier 1 capital adjustments	624,747	560,485
Subordinated debentures eligible for inclusion in Tier 1 capital	9,000	9,000
Total Tier 1 capital	633,747	569,485
Allowance for credit losses on loans and off-balance sheet credit exposure reserves eligible for inclusion in regulatory capital	51,570	38,926
Total risk-based capital	$685,317	$608,411

The difference between the allowance for credit losses on loans and off-balance sheet reserves eligible for inclusion in regulatory capital and the allowance for credit losses recorded in the financial statements primarily relates to the portion of the allowance attributable to purchased credit deteriorated loans, which totaled $1.064 million and $4.078 million at June 30, 2026 and 2025, respectively.

19.
EMPLOYEE BENEFITS

401(k) Plan

The Banks sponsor a defined contribution 401(k) plan for eligible employees. Employees may contribute a portion of their compensation, subject to applicable Internal Revenue Service limitations. The Banks match 100% of the first 5% of eligible employee contributions and provide a discretionary employer contribution of up to 3% of compensation to qualifying employees. Employer contributions vest immediately, while matching contributions vest over five years.

The following table presents employer contribution expenses under this plan for the years ended June 30, 2026 and 2025:

	2026	2025
	(In thousands)
Employer contribution expense	$5,060	$4,373

Supplemental Executive Retirement and Other Post-Retirement Benefit Plans

The Company maintains supplemental retirement arrangements for certain current and former executives and directors, including defined benefit and defined contribution plans. The plans are unfunded, and related obligations are included in other liabilities.

Supplemental Retirement plans

	2026	2025
	(In thousands)
Defined benefit obligation	$25,711	$18,270
Defined contribution obligation	2,897	2,148
Total accrued liability	$28,608	$20,418
Benefit expense	$3,267	$2,961
Benefit payments	$1,776	$9,827

Split-Dollar and Other Post-Retirement Benefit Arrangements

The Company maintains pre- and post-retirement split-dollar life insurance arrangements for certain current and former officers. These arrangements provide post-retirement death benefits funded through life insurance policies.

	2026	2025
	(In thousands)
Accrued liability	$2,085	$1,475
Expense recognized	—	7

Bank-owned Life Insurance

The Company recognized bank-owned life insurance income of $5.3 million for the year ended June 30, 2026, including a $1.4 million gain from a bank-owned life insurance death benefit payout reported in Bank-owned life insurance under non-interest income.

20.
SEGMENT REPORTING

The Company operates as a community banking organization and has identified one reportable segment. The chief operating decision maker is the Chief Executive Officer, who evaluates the Company’s performance and allocates resources on a consolidated basis using consolidated income and related financial information. In determining the segment disclosure, management considers the financial information regularly provided to the chief operating decision maker, including whether significant expense categories are regularly reviewed and used to assess performance or allocate resources on a consolidated basis. Substantially all of the Company’s revenues are generated from customers located in the United States, and substantially all long-lived assets are located in the United States. The Company does not rely on any single customer for a material portion of its revenues.

21.
RELATED PARTY TRANSACTIONS

The Company has, and expects to continue to have, related party transactions in the ordinary course of business. These transactions include, but are not limited to, lending activities and deposit services with directors, executive officers, principal shareholders, and their related interests. Based on management’s assessment, such transactions are consistent with prudent banking practices and are conducted in accordance with applicable banking regulations.

During the years ended June 30, 2026 and 2025, no related party transactions involved amounts that, individually or in the aggregate, exceeded 5% of the Company’s total shareholders’ equity.

22.
SUBSEQUENT EVENTS

Management evaluated subsequent events through September 10, 2026, the date the consolidated financial statements were available to be issued.

On August 21, 2026, TruNorth Bank and bankHometown merged with and into bankESB, and bankESB was subsequently renamed TruNorth Bank, resulting in a single banking subsidiary operating under the TruNorth Bank name. The merger represented an internal legal entity reorganization and did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

Following the merger, the Company expects that TruNorth Bank’s deposits in excess of federal deposit insurance limits will exceed the applicable threshold established by the Depositors Insurance Fund (“DIF”), a private excess deposit insurer created under Massachusetts law. As a result, TruNorth Bank expects to exit the DIF in late 2026, subject to the approval of the Massachusetts Banking Commissioner. Beginning on the effective date of such exit, new deposit accounts with balances in excess of applicable Federal Deposit Insurance Corporation (“FDIC”) insurance limits will no longer be insured by the DIF. Certain existing deposit accounts and term deposits may continue to receive DIF coverage for the applicable transition period following the exit date, subject to the DIF’s rules and reductions in coverage as withdrawals are made.

To support customers with deposits exceeding standard FDIC insurance limits, TruNorth Bank has established reciprocal deposit placement services through IntraFi. IntraFi facilitates the placement of deposits among participating network banks to provide access to FDIC insurance coverage for balances exceeding standard insurance limits, while allowing TruNorth Bank to retain reciprocal deposits on its balance sheet. Management does not expect the reorganization or the anticipated change in excess deposit insurance coverage to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

On July 6, 2026, Hometown Financial Group, Inc. announced that it had entered into a definitive merger agreement to acquire Primary Bank, a Bedford, New Hampshire-based commercial bank. The transaction is expected to expand the Company's presence in southern New Hampshire and remains subject to customary regulatory approvals and closing conditions. The financial impact of the proposed acquisition has not yet been determined.

Also on July 6, 2026, the Board of Trustees of Hometown Financial Group, MHC adopted a Plan of Conversion to reorganize from the mutual holding company structure to a stock holding company structure. In connection with the proposed conversion, the Company has filed a Registration Statement on Form S‑1 with the Securities and Exchange Commission. The proposed conversion remains subject to regulatory approvals and other customary conditions.

There were no other subsequent events requiring recognition or disclosure in the consolidated financial statements.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 2-405.2 of the Maryland Corporations and Associations Code (“MGCL”) permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation or its stockholders for money damages except: (1) to the extent it is proven that the director or officer actually received an improper benefit or profit, for the amount of the improper benefit or profit; or (2) to the extent that a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding that the director’s or officer’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Section 2-418 of the MGCL permits a Maryland corporation to indemnify a director or officer who is made a party to any proceeding by reason of service in that capacity against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is established that: (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit; or (3) in the case of a criminal proceeding, the director or officer had reasonable cause to believe that his conduct was unlawful. The MGCL provides that where a director or officer is a defendant in a proceeding by or in the right of the corporation, the director or officer may not be indemnified if he or she is found liable to the corporation. The MGCL also provides that a director or officer may not be indemnified in respect of any proceeding alleging improper personal benefit in which he or she was found liable on the grounds that personal benefit was improperly received. A director or officer found liable in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

Section 2-418 of the MGCL provides that unless limited by the charter of a Maryland corporation, a director or an officer who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. Section 2-418 also provides that a Maryland corporation may advance reasonable expenses to a director or an officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Item 21. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1

Agreement and Plan of Merger by and among Hometown Financial Group, MHC, Hometown Financial Group, Inc. (a Massachusetts corporation), Hometown Financial Group, Inc. (a Maryland corporation), bankESB and Primary Bank dated July 6, 2026 (included in Annex A to the proxy statement/prospectus contained in this registration statement on Form S-4)

3.1	Articles of Incorporation of Hometown Financial Group, Inc. (a Maryland corporation)
3.2	Bylaws of Hometown Financial Group, Inc. (a Maryland corporation)
4.1	Form of Common Stock Certificate of Hometown Financial Group, Inc. (a Maryland corporation)
5.1	Opinion of Luse Gorman, PC as to the validity of the shares of Hometown Financial Group, Inc. (a Maryland corporation) common stock to be issued in the merger
8.1	Opinion of Luse Gorman, PC regarding certain U.S. income tax aspects of the merger
8.2	Opinion of Gallagher, Callahan & Gartrell, P.C. regarding certain tax aspects of the Merger
23.1	Consent of Wolf & Company, P.C.
23.2	Consent of Luse Gorman, PC (included as part of its opinion filed as Exhibit 8.1)
23.3	Consent of Gallagher, Callahan & Gartrell, P.C. (included as part of its opinion filed as Exhibit 8.2)
24.1	Power of Attorney of Hometown Financial Group, Inc. (a Maryland corporation) (included on signature page to the registration statement on Form S-4)
99.1	Director consent*
99.2	Form of Proxy of Primary Bank
99.3	Consent of Brean Capital, LLC
99.4	Form of Voting and Lock-up Agreement (included in Annex A to the proxy statement/prospectus contained in this registration statement on Form S-4)
107	Filing Fee Table

* To be filed by amendment

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(f) That every prospectus (1) that is filed pursuant to paragraph (e) immediately preceding, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchnage Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(h) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(i) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Easthampton, Commonwealth of Massachusetts, on September 10, 2026.

Hometown Financial Group, Inc.

By:	/s/ Matthew S. Sosik
Name: Matthew S. Sosik Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew S. Sosik and Reed H. Whitman, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew S. Sosik	Chairman and Chief Executive Officer	September 10, 2026
Matthew S. Sosik	(Principal Executive Officer)

/s/ Reed H. Whitman	Chief Financial Officer, Treasurer and Assistant Secretary	September 10, 2026
Reed H. Whitman	(Principal Financial and Accounting Officer)

/s/ Jennifer R. Buras	Director	September 10, 2026
Jennifer R. Buras

/s/ Timothy F. Clarke	Director	September 10, 2026
Timothy F. Clarke

/s/ Robert Curran, Jr.	Director	September 10, 2026
Robert Curran, Jr.

/s/ Steven H. Duvarney	Director	September 10, 2026
Steven H. Duvarney

/s/ Brian E. Galonek	Director	September 10, 2026
Brian E. Galonek

/s/ Charles E. Holden	Director	September 10, 2026
Charles E. Holden

/s/ Helder Machado	Director	September 10, 2026
Helder Machado

/s/ N. Andrew Robb	Director	September 10, 2026
N. Andrew Robb

/s/ David E. Surprenant	Director	September 10, 2026
David E. Surprenant

/s/ Anthony P. Villani	Director	September 10, 2026
Anthony P. Villani

/s/ Michael R. Wheeler	Director	September 10, 2026
Michael R. Wheeler